Confidential Draft Submission No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on August 5, 2024.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CeriBell, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3845	47-1785452
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

360 N. Pastoria Avenue

Sunnyvale, California 94085

(800) 436-0826

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jane Chao, Ph.D.

President, Chief Executive Officer and Co-Founder

CeriBell, Inc.

360 N. Pastoria Avenue

Sunnyvale, California 94085

(800) 436-0826

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kathleen M. Wells John C. Williams Richard Kim Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Louisa Daniels CeriBell, Inc. 360 N. Pastoria Avenue Sunnyvale, California 94085 (800) 436-0826	Ilir Mujalovic Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS Subject to Completion Preliminary Prospectus dated , 2024

Common Stock	Shares

This is CeriBell, Inc.’s initial public offering. We are selling shares of our common stock.

We expect the public offering price to be between $ and $ per share. Currently, no public market exists for the shares. We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “CBLL.”

Upon completion of this offering, our executive officers, directors, owners of 5% or more of our capital stock and their respective affiliates will own, in the aggregate, approximately % of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares in this offering by anyone of this group). These stockholders will be able to exercise significant control over matters requiring stockholder approval, including the election of directors, amendment of our organizational documents, and approval of any merger, sale of assets, and other major corporate transaction.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$—	$—
Underwriting discount(1)	$—	$—
Proceeds, before expenses, to us	$—	$—

(1)
See the section titled “Underwriting” beginning on page 164 for additional information regarding compensation payable to the underwriters.

At our request, the underwriters have reserved up to     % of the shares offered by this prospectus, for sale at the initial public offering price through a directed share program to our employees, subject to certain minimum requirements. See the section titled “Underwriting—Directed Share Program.”

The underwriters may also exercise their option to purchase up to an additional shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about , 2024.

Joint Book-Running Managers

BofA Securities	J.P. Morgan

Co-Managers

William Blair	TD Cowen	Canaccord Genuity

The date of this prospectus is , 2024.

ceribell®

AI-Powered Neurodiagnostics

ELECTROGRAPHIC
STATUS
EPILEPTICUS
Detected at 10:40
ceribell

TABLE OF CONTENTS

Prospectus

	Page		Page

Prospectus Summary	1	Executive and Director Compensation	135
The Offering	8	Certain Relationships and Related Party Transactions	148
Summary Financial DATA	10
		PRINCIPAL STOCKHOLDERS	150
Risk Factors	12	Description of Capital Stock	153
Special Note Regarding Forward-Looking Statements	58	Shares Eligible for Future Sale	158
		Material U.S. Federal Income Tax Consequences to Non-U.S. Holders	161
Market and Industry Data	60
Use of Proceeds	61	UNDERWRITING	164
Dividend Policy	62	Legal Matters	171
Capitalization	63	Experts	171
Dilution	65	Where You Can Find Additional Information	171
Management’s Discussion and Analysis of Financial Condition and Results of Operations	68
		CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	171
Business	87	Index to Financial Statements	F-1
Management	129

As used in this prospectus, unless the context otherwise requires, references to “Ceribell,” the “company,” “we,” “us,” and “our” refer to CeriBell, Inc.

“Ceribell,” the Ceribell logos, and other trade names, trademarks, or service marks of Ceribell appearing in this prospectus are the property of Ceribell. Other trade names, trademarks, or service marks appearing in this prospectus are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by these other companies. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

We have not, and the underwriters have not, authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our common stock. Our business, financial condition, and results of operations may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States. See the section titled “Underwriting.”

Prospectus Summary

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. You should also carefully review and consider the section titled “Business—Our Clinical Results and Economic Evidence” for information related to clinical studies that evaluated the Ceribell System.

Overview

We are a commercial-stage medical technology company focused on transforming the diagnosis and management of patients with serious neurological conditions. We have developed the Ceribell System, a novel, point-of-care electroencephalography (“EEG”) platform specifically designed to address the unmet needs of patients in the acute care setting. By combining proprietary, highly portable, and rapidly deployable hardware with sophisticated artificial intelligence (“AI”)-powered algorithms, the Ceribell System enables rapid diagnosis and continuous monitoring of patients with neurological conditions.

We are initially focused on becoming the standard of care for the detection and management of seizures in the acute care setting, where the technological and operational limitations of conventional EEG systems have contributed to significant delays in seizure diagnosis and suboptimal patient care and clinical outcomes, as well as a high economic burden for hospitals and the healthcare system. By making EEG more accessible and enabling continuous monitoring through the power of AI, the Ceribell System enables clinicians to more rapidly and accurately diagnose and manage patients at risk of seizure in the acute care setting, resulting in improved patient outcomes and hospital and payer economics. As of June 30, 2024, the Ceribell System has been adopted by more than 450 active accounts, ranging from top academic centers to small community hospitals, and has been used to care for over 100,000 patients.

While seizures are often associated with epilepsy in the outpatient setting, in the acute care setting they are commonly triggered by serious conditions such as brain tumors, traumatic brain injury, stroke, cardiac arrest, and sepsis, among others. A seizure lasting longer than five minutes is known as status epilepticus, a serious medical emergency that can lead to mortality or severe and permanent brain damage. Seizures occurring in the acute care setting tend to be non-convulsive, which makes empirical diagnosis extremely challenging.

EEG, a non-invasive test that measures electrical activity in the brain and displays this activity as continuous waveforms, is the only way to definitively confirm a seizure diagnosis. However, we believe conventional EEG systems, which were designed approximately 100 years ago for the outpatient setting (Britton 2016), are insufficient to meet the needs of critically ill acute care patients as they are unable to provide the speed of diagnosis and continuous monitoring necessary for optimal patient management (Kämppi 2013; Hillman 2013; Gururangan 2016; Vespa 2020; LaMonte 2021; Eberhard 2023; Kozak 2023; Suen 2023). Conventional EEG systems must be operated by specialized EEG technicians who typically work limited hours, are staffed across multiple departments within the hospital, and face a national supply shortage (Ney 2024; Suen 2023; Eberhard 2023; Zafar 2022; Yazbeck 2019). After arrival at the bedside, which is often delayed, EEG technicians must initiate a long, complex, and labor-intensive setup process before EEG recording can begin. The EEG recording must then be interpreted and monitored by specialized neurologists, who face similar workflow and supply shortage issues, and when available, are rarely able to continuously monitor EEG recordings in real-time. These bottlenecks result in delays in both diagnosis and monitoring. This can lead to delayed seizure detection and less informed treatment decisions, which may negatively impact clinical outcomes and have been shown to contribute to a higher cost burden for hospitals and the healthcare system.

We specifically designed the Ceribell System to address the limitations of conventional EEG in the acute care setting and dramatically improve clinical outcomes of critically ill patients at high risk of seizures. The Ceribell System integrates proprietary, highly portable hardware with AI-powered algorithms to aid in the detection and management of seizures. Our hardware is composed of a disposable, flexible headband and a pocket-sized, battery-operated recorder used to capture and wirelessly transmit EEG signals. The hardware is simple to use and, after approximately one hour of training, can be applied within minutes by any non-specialized healthcare professional. EEG data captured by the recorder is interpreted by our proprietary AI-powered seizure detection algorithm, Clarity, which continuously monitors the patient’s EEG signal and can support the clinician’s real-time assessment of seizure activity. In May 2023, the latest generation of Clarity became the first and only device to receive 510(k) clearance from the U.S. Food and Drug Administration (“FDA”) for diagnosing electrographic status epilepticus, and subsequently received a New Technology Add-on Payment (“NTAP”) from the Centers for Medicare and Medicaid Services (“CMS”).

The unique features and capabilities of our system deliver numerous benefits, including:

•
Early seizure detection and improved patient outcomes. The Ceribell System can be deployed in as little as five minutes by any non-specialized healthcare professional with limited training required and continuously monitors the patient for seizure activity, empowering bedside clinicians to make more informed and timely treatment decisions. This results in improved patient outcomes, including shorter hospital stays and reductions in unnecessary administration of anti-seizure medication, intubation, and patient transfers.
•
Improved hospital and payer economics. We have demonstrated that the Ceribell System can deliver cost savings for hospitals and payers by decreasing the average hospital length of stay, reducing the over-administration of anti-seizure medication, and reducing unnecessary patient transfers. In addition, confirmed diagnosis of seizures may allow hospitals to receive appropriate reimbursement coding for the more complex and costly management of patients with multiple comorbidities.
•
Reduced strain on key hospital personnel. The Ceribell System reduces reliance on EEG technicians for EEG administration and enables hospitals to better manage technician infrastructure and workflow. Additionally, Clarity allows for better triage of at-risk patients, improves resource allocation, and supports more efficient workflow for neurologists.

We have developed a large body of evidence that supports these clinical and economic benefits, including over 20 peer-reviewed publications and over 65 abstracts and posters. Our growing base of clinical evidence highlights the value of the Ceribell System to all key stakeholders, including patients, clinicians, and hospitals of different types and acuity settings. We believe our base of clinical evidence validates that the quality of Ceribell System recordings are equivalent to conventional EEG, supports the diagnostic accuracy of Clarity, and shows that use of the Ceribell System can result in improved clinical management and care. In addition, our clinical evidence supports that use of the Ceribell System can provide meaningful cost savings to hospitals and payers, appropriate reimbursement coding for the treatment of patients with complex conditions, and reduced strain on hospital personnel. For citations to the studies relating to the clinical evidence noted above in this paragraph, see the section titled “Business—Our Clinical Results and Economic Evidence.”

We believe that EEG has been significantly underutilized in the detection and management of seizures in the acute care setting and that the Ceribell System has the ability to meaningfully expand the use of EEG to the approximately three million acute care patients who we believe should be monitored for non-convulsive seizures in the United States each year. This presents a market opportunity that we estimate to be approximately $2 billion. In the future, we intend to leverage our proprietary database of EEG recordings and our data science and AI capabilities to expand the use of our system. We believe that our system can be deployed with novel algorithms for various indications in the acute care setting. Thus, we have begun the technical validation process for multiple additional indications, including the detection and monitoring of delirium, for which we received an FDA Breakthrough Device Designation in September 2022. Based on the prevalence of these conditions, we believe expansion of our indications could represent an incremental, multi-billion-dollar market opportunity.

We are currently focused on becoming the standard of care for the detection and management of seizures in the acute care setting. There are approximately 5,800 acute care facilities in the United States that we believe could benefit from our system. As of June 30, 2024, we employed a team of approximately 70 sales representatives, including Territory Managers, who are responsible for new customer acquisition and onboarding, and Clinical Account Managers, who focus on ongoing account coverage to increase utilization and further support hospital onboarding. We intend to expand the size of our direct sales organization in the United States to support our efforts to drive further adoption and utilization of the Ceribell System. While our current commercial focus is on the United States, we have received a CE Mark for the Ceribell System in Europe, and in the future we intend to pursue additional regulatory clearances in Europe and elsewhere outside of the United States. We also plan to engage in market access initiatives in attractive international regions in which we see significant opportunity.

We generate revenue from two recurring sources – the sale of our disposable headbands that are intended for single patient use and a monthly subscription fee charged to our hospital customers for use of Clarity, recorders, and our portal. We have experienced rapid growth since we began commercializing the Ceribell System in 2018, expanding our headcount from over 100 employees in 2021 to over 200 employees in 2023, and have generally experienced sequential quarterly revenue growth fueled primarily by growth in active account base and utilization per active account. We recognized revenue of $45.2 million for the year ended December 31, 2023, compared to revenue of $25.9 million for the year ended December 31, 2022, representing 74% year-over-year growth. We recognized revenue of $29.7 million for the six months ended June 30, 2024, compared to revenue of $20.5 million for the six months ended June 30, 2023, representing 45% year-over-year growth. For the year ended December 31, 2023, we recognized a gross margin of 84.4% and a net loss of $29.5 million, compared to a gross margin of 82.9% and a net loss of $37.2 million for the year ended December 31, 2022. For the six months ended June 30, 2024, we recognized a gross margin of 86% and a net loss of $17.5 million, compared to a gross margin of 85% and a net loss of $14.1 million for the six months ended June 30, 2023. As of June 30, 2024, we had an accumulated deficit of $144.0 million.

Market Overview and Opportunity

Overview of Seizures in the Acute Care Setting

Seizures in the acute care setting are commonly triggered by serious conditions such as brain tumors, traumatic brain injury, stroke, cardiac arrest, and sepsis, among others. In contrast to epileptic seizures, which are short in duration and typically involve convulsions, seizures occurring in the acute care setting tend to be longer in duration and most often non-convulsive, meaning they lack the physical symptoms that are often used to identify seizure activity, which makes empirical diagnosis extremely challenging. This creates a significant unmet need, and it is estimated that up to 92% of all seizures in the intensive care unit are non-convulsive (Claassen 2004).

A seizure lasting longer than five minutes is known as status epilepticus, a serious medical emergency that can lead to mortality or severe and permanent brain damage. Prompt detection and treatment of status epilepticus are crucial for improving patient outcomes. The overall mortality rate for status epilepticus is approximately 30% (Bogli 2023). Additionally, patient response rates to first-line anti-seizure medication drop by approximately 30% for every hour medication is delayed from the onset of seizures (Lowenstein 1993). Given the impact of prompt detection on treatment success and outcomes, medical society guidelines emphasize the need for prompt EEG monitoring for patients at risk of status epilepticus. In addition to the importance of prompt detection, continuous monitoring for seizure activity is critical to the successful management of patients, as status epilepticus may continue or reemerge even after treatment with anti-seizure medication is administered.

Challenges of Managing Seizures in the Acute Care Setting

EEG, which measures electrical activity in the brain, is the only test that can definitively confirm a seizure diagnosis and is critical for making informed treatment decisions. Conventional EEG systems were originally designed in the 1920s for use in the outpatient setting, primarily for the diagnosis and management of epilepsy. In the acute care setting, we believe conventional EEG systems are insufficient to meet the needs of critically ill patients, as they are unable to provide the speed of diagnosis and continuous monitoring necessary for optimal patient management (Kämppi 2013; Hillman 2013; Gururangan 2016; Vespa 2020; LaMonte 2021; Eberhard 2023; Kozak 2023; Suen 2023).

Conventional EEG systems require set up by specialized EEG technicians who must undergo advanced training and obtain certifications, typically work limited hours, are staffed across multiple departments within the hospital, and are in short supply nationally. Conventional EEG systems consist of large and cumbersome capital equipment which is generally not stored in the acute care setting due to space constraints. The setup process is long, complex, and labor-intensive, taking up to 30 minutes to complete. Once EEG signal is acquired, the recording must be interpreted by specially trained neurologists, who are also in short supply. EEG interpretation is a complicated and time-consuming task, and neurologists are not always immediately available to interpret urgent EEG requests. The combination of these factors can result in multi-hour, or even multi-day, delays in EEG administration and interpretation in the acute care setting.

Due to these delays, bedside clinicians are often left with three unappealing choices – wait until an EEG test is administered and a diagnosis is made to treat the patient, treat the patient empirically without the benefit of EEG data, or transfer the patient to a better equipped facility. The decision to delay treatment for hours until EEG is administered would likely result in poor outcomes, such as long-term cognitive impairment or even death, if the patient is indeed experiencing status epilepticus. The decision to treat empirically without an EEG creates the potential for unnecessary treatment with anti-seizure medication, likely resulting in preventable intubation and increased length of stay. The decision to transfer a patient to another institution may result in further delays in treatment and will result in increased costs related to transporting the patient. None of these choices is appealing to clinicians as they are likely to result in poor clinical outcomes for the patient as well as imposing cost burdens on the hospital and payers.

Market Opportunity

Given the inherent limitations of conventional EEG systems, we believe that EEG has been significantly underutilized in the detection and management of seizures in the acute care setting. We believe the Ceribell System has the ability to expand the use of EEG to a significantly broader set of acute care patients who should be monitored for non-convulsive seizures. We define our addressable market opportunity as the approximately three million acute care patients in the United States who we believe should be monitored with EEG each year due to high risk of seizures and an estimated 5,800 acute care facilities that we believe could benefit from the Ceribell system. Based on the average selling prices of the hardware and software components of our solution, we estimate this represents a total annual addressable market opportunity of approximately $2 billion in the U.S. acute care setting. We believe the platform nature of the Ceribell System will enable us to efficiently pursue other serious neurological conditions beyond seizures, including delirium and ischemic stroke, which could represent an incremental, multi-billion-dollar market opportunity.

While our current commercial focus is on the United States, we have received a CE Mark for the Ceribell System in Europe, and in the future we intend to pursue additional regulatory clearances in Europe and elsewhere outside of the United States. We also plan to engage in market access initiatives in attractive international regions in which we see significant opportunity.

Our Solution

The Ceribell System is a novel, point-of-care EEG platform that integrates proprietary, highly portable, and simple-to-use hardware with AI-powered algorithms to aid in the detection and management of seizures.

Our hardware is composed of a disposable, flexible headband and a pocket-sized, battery-operated recorder used to capture and wirelessly transmit EEG signals generated by the headband. The raw EEG data is accessible through our web portal that enables real-time remote review by neurologists. The data captured by the recorder is also monitored by Clarity, our AI-powered seizure detection algorithm. Leveraging our proprietary database of EEG recordings, which included over 800,000 hours of acute care EEG recordings as of June 30, 2024, Clarity is designed to interpret a patient’s EEG waveforms and display actionable insights regarding seizure activity on the recorder, including automatic alerts in the event of non-convulsive status epilepticus. Since launching, we have regularly updated the Clarity algorithm using additional data and our AI capabilities to enhance its performance.

We believe the Ceribell System eliminates many of the limitations and inherent bottlenecks in the conventional EEG infrastructure that lead to suboptimal patient care, offering the following highly differentiated features and capabilities:

•
Rapid setup by any trained healthcare professional. The Ceribell System is highly portable and designed for rapid setup, enabling initiation of EEG in as little as five minutes with limited training required.
•
Bedside EEG interpretation. Clarity, our AI-powered algorithm, can be interpreted at the bedside to provide actionable information on seizure activity, which can be used to support prompt diagnosis, inform better patient care, and determine whether the patient is responding to treatment.
•
Continuous, automated patient monitoring. Through Clarity, the Ceribell System makes continuous monitoring for potential seizure activity much easier, and automatically alerts clinicians in the event of suspected non-convulsive status epilepticus so that appropriate care can be promptly administered. Continuous monitoring also provides real-time feedback on patient response to medication and treatment, enabling clinicians to adjust treatment as needed.
•
Remote access to EEG data with AI-powered insights. The Ceribell System features our cloud-based portal, an intuitive EEG management platform which enables remote access to EEG data on any web-enabled device and provides AI-powered insights to simplify and support efficient EEG interpretation by any licensed clinician without requiring bedside presence.

Benefits of the Ceribell System

The differentiated features of the Ceribell System enable our hospital customers to offer optimal patient care while delivering improved economics for both the hospital and payers. The benefits delivered by the Ceribell System include:

•
Early seizure detection and improved patient outcomes. The Ceribell System can be quickly deployed by any non-specialized healthcare professional with limited training required, reducing the time required to begin an EEG test to as little as five minutes, compared to several hours or potentially days for conventional EEG systems. Once the Ceribell
System is applied, Clarity automatically and continuously monitors the patient for seizure activity, further reducing time to diagnosis and empowering bedside clinicians to make real-time decisions and optimize treatment. Peer-reviewed studies indicate that this results in improved patient care and outcomes, including shorter hospital stays and reductions in unnecessary administration of anti-seizure medication, intubation, and patient transfers.
•
Improved hospital and payer economics. By providing hospitals with 24/7 access to EEG without a significant incremental investment in personnel and capital equipment, we believe that the Ceribell System has the potential to reduce the cost burdens associated with the monitoring and management of seizures in the acute care setting for both hospitals and payers. We have demonstrated that the Ceribell System can deliver cost savings for hospitals and payers by decreasing hospital length of stay and reducing the over-administration of anti-seizure medication. In addition, confirmed diagnosis of seizures may allow hospitals to receive appropriate reimbursement coding for the more complex and costly management of patients with multiple comorbidities.
•
Reduced strain on key hospital personnel. The Ceribell System reduces reliance on EEG technicians for EEG administration and enables hospitals to better manage technician infrastructure and workflow. Additionally, Clarity allows for better triage of at-risk patients, improves resource allocation, and supports more efficient workflow for neurologists.

For citations to the studies relating to the benefits of the Ceribell System described above, see the section titled “Business—Our Clinical Results and Economic Evidence.”

Our Success Factors

We believe the continued growth of our company will be driven by the following success factors:

•
Paradigm-shifting platform technology capable of becoming the standard of care for brain monitoring in the acute care setting
•
Compelling benefits supported by a robust body of clinical and real-world evidence
•
Large addressable market opportunity with a significant unmet need
•
Recurring, predictable, and scalable revenue model with attractive gross margins
•
Strong competitive position with first mover advantage
•
Established reimbursement
•
Experienced leadership team

Our Growth Strategies

Our mission is to establish the Ceribell System as the standard of care for EEG in the acute care setting and help clinicians save patient lives. The key elements of our growth strategy include:

•
Increase adoption of the Ceribell System by new accounts
•
Drive utilization of the Ceribell System within our existing customer base
•
Continue to drive awareness of seizures in the acute care setting
•
Invest in further growing our base of clinical evidence
•
Continue to improve and innovate our system for use in seizures
•
Expand into new indications and clinical use cases beyond seizures
•
Pursue adjacent and international markets

Risks Associated with Our Business

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•
We have a limited operating history and have experienced periods of significant business changes in a short time, making it difficult for you to evaluate our business and future prospects. If we are unable to manage our business and any fluctuations in our business effectively, our business and growth prospects could be materially and adversely affected.
•
We have a history of net losses, and we expect to incur additional substantial losses in the foreseeable future.
•
We depend on sales from the use of the Ceribell System for our revenue. If we are unable to successfully achieve substantial market acceptance and adoption of the Ceribell System, or any of our future products, or if confidence in our products is diminished, our business, financial condition, results of operations, and prospects would be harmed.
•
We operate in a highly competitive industry, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations, and prospects.
•
Adapting our manufacturing and production capacities to evolving patterns of demand is expensive, time-consuming, and subject to significant uncertainties. We may not be able to adequately predict existing customer trends and may be unable to adjust our production and inventory levels in a timely manner.
•
We are dependent on international manufacturers and suppliers, which exposes us to foreign operational risks that may harm our business.
•
We source and manufacture a substantial number of our products from third-party suppliers and manufacturers in China, which exposes us to risks inherent in doing business in China.
•
Our products are complex to design and manufacture and can contain defects. The production and sale of defective products could adversely affect our business, financial condition, results of operations, and prospects. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit sales of our products.
•
Our clinical testing process is complex, lengthy, can be expensive, and carries uncertain outcomes. Future trials and studies by us or others may fail to replicate positive results observed to date.
•
The continued commercialization of our products depends in part on the extent to which governmental authorities and health insurers provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.
•
Our products and operations are subject to extensive government regulation and oversight in the United States, and our failure to comply with applicable requirements could harm our business.
•
We are subject to ongoing regulatory review and scrutiny. Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.
•
Our products must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.
•
Legislative or regulatory reforms in the United States may make it more difficult and costly for us to manufacture, market, or distribute our products, or to obtain marketing authorizations for any future products.
•
We depend on a limited number of suppliers and vendors in connection with the manufacture of the Ceribell System, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our Corporate Information

We were incorporated under the laws of the State of Delaware on August 29, 2014, under the name “Brain Stethoscope, Inc.” and changed our name to CeriBell, Inc. on August 11, 2015. Our principal executive offices are located at 360 N. Pastoria Avenue, Sunnyvale, California 94085, and our telephone number is (800) 436-0826. Our corporate website address is www.ceribell.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

As an emerging growth company, we have elected to take advantage of certain reduced disclosure obligations in the registration statement that this prospectus is a part of, and may elect to take advantage of other reduced reporting requirements in future filings. In particular:

•
we will present in this prospectus only two years of audited financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;
•
we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•
we will avail ourselves of relief from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•
we will provide less extensive disclosure about our executive compensation arrangements; and
•
we will not be required to hold stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Basis of Presentation

Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

The Offering

Common stock offered by us	shares.
Underwriters’ option to purchase additional shares	shares.
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock), based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to fund sales and marketing efforts, fund research and product development activities, conduct or sponsor clinical studies, and for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the proceeds to acquire complementary businesses, products, services, or technologies. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.

We will have broad discretion in the way that we use the net proceeds of this offering. See the section titled “Use of Proceeds” for additional information.

Directed share program

At our request, the underwriters have reserved up to    % of the shares of common stock being offered by this prospectus for sale, at the initial public offering price, to our employees, subject to certain minimum requirements. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but the number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting—Directed Share Program.”

Risk factors

You should read the section titled “Risk Factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Proposed trading symbol	“CBLL”

The number of shares of our common stock to be outstanding after this offering is based on 60,170,797 shares of our common stock outstanding as of June 30, 2024 and reflects the Preferred Stock Conversion, as defined and described below.

The number of shares of our common stock to be outstanding after this offering does not include:

•
262,929 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing redeemable convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of June 30, 2024 with a weighted-average exercise price of $3.80 per share;

•
13,065,643 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2024, with a weighted-average exercise price of $1.87 per share;
•
686,501 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2024, with a weighted-average exercise price of $3.69 per share; and
•
shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:

•
shares of our common stock to be reserved for future issuance under our 2024 Incentive Award Plan (the “2024 Plan”), which will become effective as of the date immediately preceding the date on which this offering is consummated, as well as any future increases in the number of shares of common stock reserved for issuance under the 2024 Plan;
•
shares of our common stock reserved for future issuance under our 2024 Equity Incentive Plan (the “EIP”), which plan was adopted in April 2024, and which number of shares will be added to the shares of common stock to be reserved for future issuances under the 2024 Plan upon its effectiveness, at which time we will cease granting awards under the EIP; and
•
shares of our common stock reserved for future issuance under our 2024 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•
the adoption, filing, and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;
•
the conversion of all the outstanding shares of our Series Seed, Series A, Series B, Series C-1, and Series C-NV redeemable convertible preferred stock into an aggregate of 45,791,409 shares of our common stock, the conversion of which will occur immediately prior to the completion of this offering (the “Preferred Stock Conversion”);
•
a -for- reverse stock split of our common stock effected on , 2024;
•
no exercise of outstanding warrants or options subsequent to June 30, 2024;
•
no purchases of shares of our common stock in this offering, including pursuant to the directed share program, by our existing stockholders; and
•
no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

Summary Financial data

The following tables sets forth our summary financial data for the periods and as of the dates indicated. The following summary statements of operations data for the years ended December 31, 2022 and 2023 have been derived from our audited financial statements included elsewhere in this prospectus. The following summary interim condensed statements of operations data for the six months ended June 30, 2023 and 2024, and the summary interim condensed balance sheet data as of June 30, 2024, have been derived from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our audited financial statements and unaudited interim financial statements included elsewhere in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our unaudited interim condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future and results for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for the year ended December 31, 2024. You should read the following summary financial data together with our audited financial statements and unaudited interim financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data included in this section are not intended to replace the financial statements and the related notes included elsewhere in this prospectus.

Statements of Operations Data

	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	(in thousands, except share and per share amounts)
Revenue	$25,922	$45,225	$20,483	$29,715
Cost of revenue	4,430	7,062	3,162	4,214
Gross profit	21,492	38,163	17,321	25,501
Operating expenses:
Research and development	7,243	8,995	3,999	6,254
Sales and marketing	31,811	38,922	18,515	21,288
General and administrative	18,459	20,287	9,303	14,847
Total operating expenses	57,513	68,204	31,817	42,389
Loss from operations	(36,021)	(30,041)	(14,496)	(16,888)
Other income (expense), net:
Interest expense	(1,603)	(2,098)	(1,053)	(963)
Change in fair value of warrant liability	(175)	48	3	(244)
Other income, net	637	2,638	1,421	633
Total other income (expense), net	(1,141)	588	371	(574)
Loss before income taxes	(37,162)	(29,453)	(14,125)	(17,462)
Provision for income tax expense	(2)	(11)	(11)	—
Net loss and comprehensive loss	$(37,164)	$(29,464)	$(14,136)	$(17,462)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.84)	$(2.16)	$(1.05)	$(1.23)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(1)	13,102,368	13,630,758	13,464,364	14,152,267
Pro forma net loss per share attributable to common stockholders, basic and diluted(2)
Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted

(1)
See Notes 2 and 12 to our audited financial statements and our unaudited interim condensed financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.
(2)
Unaudited pro forma net loss per share attributable to common stockholders, basic and diluted, for the year ended December 31, 2023 and for the six months ended June 30, 2024 is calculated giving effect to the reversal of the change in fair value of warrant liability and the Preferred Stock Conversion, as if the shares resulting from the Preferred Stock Conversion were outstanding as of the beginning of the period presented. The following table summarizes our unaudited pro forma net loss per share for the year ended December 31, 2023 and the six months ended June 30, 2024:

	Year Ended December 31, 2023	Six Months Ended June 30, 2024
	(in thousands, except share and per share amounts)
Numerator
Net loss attributable to common stockholders, basic and diluted	$(29,464)	$(17,462)
Pro forma other income adjustments related to the change in fair value of warrant liability
Pro forma net loss attributable to common stockholders
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	13,630,758	14,152,267
Pro forma adjustment to reflect the Preferred Stock Conversion
Pro forma weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted
Pro forma net loss per share attributable to common stockholders, basic and diluted	$	$

Balance Sheet Data

	As of June 30, 2024
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
		(in thousands)
Cash and cash equivalents	$24,357	$	$
Working capital(4)	32,166
Total assets	53,176
Long-term debt, current and non-current	19,438
Redeemable convertible preferred stock warrant liability	882
Redeemable convertible preferred stock	147,412
Accumulated deficit	(143,951)
Total stockholders’ equity (deficit)	(127,275)

(1)
The pro forma column above reflects (a) the Preferred Stock Conversion, (b) the conversion of all of our outstanding warrants exercisable for redeemable convertible preferred stock as of June 30, 2024 into warrants exercisable for 262,929 shares of common stock immediately prior to the completion of this offering, and (c) the filing and effectiveness of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering.
(2)
The pro forma as adjusted column gives effect to (a) the pro forma adjustments set forth in (1) above and (b) our receipt of estimated net proceeds from the sale of shares of common stock that we are offering at an assumed initial offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)
The pro forma as adjusted information above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity (deficit) by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity (deficit) by approximately $ million, assuming the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(4)
Working capital is defined as current assets less current liabilities. See our financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities as of June 30, 2024.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, results of operations, and prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations, and prospects.

Business and Industry Risk Factors

We have a limited operating history and have experienced periods of significant business changes in a short time, making it difficult for you to evaluate our business and future prospects. If we are unable to manage our business and any fluctuations in our business effectively, our business and growth prospects could be materially and adversely affected.

We were founded in 2014 and began selling Ceribell headbands, recorder, and portal in 2018. Since our formation in 2014, we have achieved several key operational milestones that we believe position us for continued growth and success, including our receipt of 510(k) clearance from the FDA for our recorder and headband in 2017, our first commercial sales in 2018, our receipt of 510(k) clearance from the FDA for an early version of Clarity in 2019, growing to over 100 employees in 2021 and growing to over 200 employees in 2023. Accordingly, we have a limited operating history, which makes evaluation of our future prospects difficult. In that time, we have had periods of significant growth in revenue and employees, which have required us to scale the size of our organization as our business has rapidly changed. Any growth that we experience in the future will require us to further expand our sales and marketing and research and development personnel (including those with software and hardware expertise), our manufacturing operations, and our general and administrative infrastructure. While our quarterly revenues have generally increased each quarter since our commercial launch, our results of operations have fluctuated in the past, and our future quarterly and annual results of operations may fluctuate as we focus on increasing the demand for our products. We may need to make business decisions that could adversely affect our results of operations and prospects, such as modifications to our pricing and reimbursement strategy, business structure, or operations.

The challenges we face in managing our business, including the changing reimbursement and regulatory landscapes, place significant demands on our management, financial, operational, manufacturing, technological, and other resources, and we expect that managing our business will continue to place significant demands on our management and other resources and will require us to continue developing and improving our operational, financial and other internal controls, reporting systems, and procedures. In particular, continued growth increases the challenges involved in a number of areas, including recruiting and retaining sufficient skilled personnel, providing adequate training and supervision to maintain our high-quality product standards and regulatory compliance, and preserving our culture and values. We may not be able to address these challenges in a cost-effective manner, or at all. As we grow, we may also need to invest significant resources to improve and expand our manufacturing capabilities and technology, and we may not be able to do so in a cost-effective manner or at all. We cannot assure you that any changes in scale, related quality, or compliance assurance, including those related to any future additional indications for the Ceribell System, will be successfully implemented or that appropriate personnel will be available to facilitate the management of and changes to our business. Failure to implement necessary quality and compliance procedures, transition to new manufacturing processes or supply chains, or hire or maintain necessary personnel could result in higher costs or an inability to meet demand. In addition, our business is affected by general macroeconomic and business conditions around the world, including the impacts of inflation, increased interest rates, market instability, geopolitical conditions and conflicts, health crises, and natural disasters. If we do not effectively manage our business through the various challenges we face, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements, or maintain high-quality products, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We have a history of net losses, and we expect to incur additional substantial losses in the foreseeable future.

We have incurred net losses since inception, and we expect to incur additional substantial losses in the foreseeable future. For the fiscal years ended December 31, 2022 and 2023 and the six months ended June 30, 2024, we incurred net losses of $37.2 million, $29.5 million, and $17.5 million, respectively. As of June 30, 2024, we had an accumulated deficit of $144.0 million. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to more than offset these anticipated increases in our operating expenses, we may not be able to achieve or maintain profitability, and our business, financial condition, results of operations, and prospects will be harmed. Since inception, we have spent significant amounts to develop the Ceribell System and related algorithms, to fund clinical studies, to develop and build our manufacturing capacities, to scale our commercial operations, and to recruit and retain key talent.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to expand our operations and infrastructure and continue to develop the Ceribell System and related algorithms, including for any future additional indications. In addition to the anticipated costs of growing our business, we also expect to incur additional legal, accounting, and other expert expenses as we grow. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our business, financial condition, results of operations, and prospects.

We cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will be able to sustain or increase profitability. Our prior losses, combined with potential future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We depend on sales from the use of the Ceribell System for our revenue. If we are unable to successfully achieve substantial market acceptance and adoption of the Ceribell System, or any of our future products, or if confidence in our products is diminished, our business, financial condition, results of operations, and prospects would be harmed.

We expect that revenue from sales of the Ceribell System will continue to account for almost all of our revenue for the foreseeable future. Continued and widespread market acceptance of alternatives to conventional EEG systems, particularly in the acute care setting, is critical to our future success. The size of our customer base and our ability to acquire new customers is critical to our success as well. Thus, our commercial success will depend in large part on further adoption of the Ceribell System by hospital customers and healthcare professionals and an increase in the number of patients evaluated with it in the acute care setting, as well as on our ability to retain existing customers. Existing customers may choose to terminate or not renew their subscription typically on 30 days’ notice to us without payment of a penalty or termination fee, and we may not be able to replace any customers that elect to terminate or not renew their subscriptions with us.

Various factors can contribute to our ability to effectively engage and retain customers and their use of our products. For example, hospitals and healthcare professionals may be reluctant to purchase or use the Ceribell System due to familiarity with conventional EEG systems that are well-established and known to them, and because they must continue to use conventional EEG systems outside of the acute care setting. Our ability to grow sales of the Ceribell System and drive market acceptance will depend on successfully educating hospitals and healthcare professionals of the relative benefits of the Ceribell System compared to the standard of care, which includes conventional EEG systems in the acute care setting, as well as educating such hospitals or healthcare professionals regarding the uses and limitations of the Ceribell System. If healthcare professionals do not perceive our products to be useful, effective, reliable, and trustworthy, or if we are unable to provide sufficient training to healthcare professionals or harmonize our products with hospital information technology systems, we may not be able to attract or retain customers. Healthcare professionals may perceive the Ceribell System to be less useful if they do not subscribe for access to the Clarity algorithm as part of their use of the Ceribell System, whether because of incremental cost, lack of familiarity or trust in the algorithm's diagnostic accuracy, or if, for similar reasons, they do not rely on the Clarity algorithm (including automated alerts) to interpret the EEG results produces by the Ceribell System. In addition, negative clinical research results or publicity or an adverse change to published or unpublished guidelines or recommendations from third parties (including, without limitation, medical societies) relating to the use, clinical benefit, or risk profile of the Ceribell System or AI-enabled devices, or reduced montage EEGs or rapid EEGs in general could result in negative perception by healthcare professionals and affect our brand and reputation. For example, Villamar et al. (2023), a study that retrospectively reviewed EEG recordings for 21 patients who were admitted to a medical intensive care unit after cardiac arrest, found that the Clarity algorithm that was in use at the time of the study did not detect seizures in the four patients who were experiencing them. While we constantly work to improve our algorithm and overall system, the technologies we work with are novel and complex, and we cannot assure you that there will not be additional negative reports on the Ceribell System in the future. Further, customers who are dissatisfied with their experiences with the Ceribell System may post negative reviews, and we have been, and may in the future become, the subject of blog, forum, or other social media postings that contain negative statements about us, which are outside of our control and may be inaccurate. Any negative publicity, whether real or perceived, disseminated by word-of-mouth, the general media, electronic or social networking platforms, competitor materials, or other methods, could harm our reputation and brand and could severely diminish consumer confidence in our products. Further, a shortage of neurologists or other clinicians (if any) available to read the results of the Ceribell System, could negatively affect the timely assessment of data from the Ceribell System. Lack of support for our products from healthcare professionals can affect how receptive physicians will be to use our products for their patients and could result in decreased demand for our products. Negative healthcare professional perception could also render us less attractive to future hospital customers, which could result in decreased sales of our products. A number of other factors, including the impacts of economic conditions and regulatory changes on hospital budgets and spending patterns, could potentially negatively affect new customer acquisitions and demand for our products.

We operate in a highly competitive industry, and competitive pressures could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The market for EEG alternatives is competitive in terms of development, availability, pricing, product quality, and time-to-market. Our primary competition is from conventional EEG systems, which are used in the majority of hospitals in the United States that have resources to purchase and support EEG systems. These competitors have greater name and brand recognition, greater market share, greater resources, stronger financial profiles, and may have larger sales forces than we do, as well as legacy status among hospitals. For example, the two primary conventional EEG providers in the United States are Natus and Nihon Kohden, both of which have much longer operating histories than we do. We also face competition from companies that provide or are developing rapid EEG systems, including Nihon Kohden and a number of smaller companies, that can be used in the acute care and other settings (e.g., home and ambulance), or EEG systems specifically for use in the acute care setting, and conventional EEG providers may also seek to develop additional EEG systems. Our competitors may be able to offer products similar or superior to ours at a more attractive price than we can. Our competitors could also be better positioned to serve certain segments of our market, which could create additional price pressure. In light of these factors, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. As a result, our competitors may be able to offer products that are more technologically advanced, cost-effective, or attractive than the Ceribell System, and even if the Ceribell System is more effective than our competitors’ products, current or potential customers may accept competitive products, including conventional EEG systems and rapid EEG systems that can be used in multiple settings, in lieu of purchasing and using our products. In addition, because the Ceribell System is supplemental to, and not a replacement for, conventional EEG systems for rapid acute care diagnosis, customers may view our products as an additional expense and choose to purchase and maintain only conventional EEG systems. If we are unable to successfully compete, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Adapting our manufacturing and production capacities to evolving patterns of demand is expensive, time-consuming, and subject to significant uncertainties. We may not be able to adequately predict existing customer trends and may be unable to adjust our production and inventory levels in a timely manner.

We market the Ceribell System directly to potential customers in the United States, where we face the risk of significant changes in the demand for our products, including demand for our disposable headbands based on usage rates. If demand decreases, we will need to implement capacity and cost reduction measures involving restructuring costs. If demand increases, we will be required to make capital expenditures related to increased production and expenditures to hire and train production, sales and marketing, and product support personnel. This would put pressure on our internal and third-party manufacturing capabilities. For example, a sudden increase in demand could require increased production of components, such as our disposable headbands that are intended for single patient use, so that our customers can timely deliver care to their patients. Adapting to changes in demand inherently lags behind the actual changes because it takes time to identify the change the market is undergoing and to implement any measures to take as a result. Finally, capacity adjustments are inherently risky because there is imperfect information, and sales trends may rapidly intensify, ebb, or even reverse. We may be unable to accurately or timely predict trends in demand and customer behavior or to take appropriate measures to mitigate risks and react to opportunities resulting from such trends. Any inability in the future to identify or to adequately and effectively react to changes in demand could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, we may experience challenges managing the inventory of components of the Ceribell System, which can lead to excess inventory. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which could impact our gross margins. Reserves and write-downs for discounts, promotions, and excess inventory are recorded based on our strategic plans and forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.

We are dependent on international manufacturers and suppliers, which exposes us to foreign operational risks that may harm our business.

We rely on manufacturers and third-party suppliers that are based outside of the United States, including in China, who complete the primary assembly and initial inspection of our headbands and supply components used in the manufacturing of our products.

Our reliance on an international supply chain and operations exposes us to risks and uncertainties, including:

•
product or material delays or disruption, including logistics challenges such as delays or disruptions in shipping;
•
higher prices for components used in the manufacturing of our products;
•
controlling quality of supplies and finished product;
•
trade protection measures, tariffs, and other duties, especially in light of trade disputes between the United States and several foreign countries, including China;

•
political, social, and economic instability;
•
the outbreak of contagious diseases;
•
laws and business practices that favor local companies;
•
interruptions and limitations in telecommunication services;
•
import and export license requirements and restrictions;
•
difficulties in the protection of intellectual property;
•
inflation and/or deflation;
•
the threat of nationalization and expropriation;
•
exchange controls, currency restrictions, and fluctuations in currency values;
•
potential adverse tax consequences;
•
supplies being purchased through purchase orders without long-term guaranteed commitments from our suppliers;
•
suppliers ceasing to do business with us; and
•
labor disputes, terrorism, vandalism, natural disasters, or work stoppages.

If any of these risks were to materialize, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We source and manufacture a substantial number of our products from third-party suppliers and manufacturers in China, which exposes us to risks inherent in doing business in China.

We currently source and manufacture a substantial number of our products from third-party suppliers and manufacturers in China. We rely on two primary contract manufacturers in China to complete the manufacturing, primary assembly, and inspection of our headband. In addition, we have a team of contractors who are employed by an agency in China and perform monitoring and quality inspection services at the facilities of our manufacturers in China.

Our third-party suppliers and manufacturers in China expose us to political, legal, and economic risks. Our operations and the operations of our third-party suppliers and manufacturers in China may be adversely affected by deterioration of the U.S.-China relationship; adverse changes in U.S. economic and political policies relating to China (and vice versa), such as policies favoring domestically manufactured products; and changes in the United States and Chinese laws and regulations such as those related to, among other things, sanctions, taxation, import and export restrictions, tariffs, environmental protection, land use rights, intellectual property, currency controls, network security, labor and human rights practices, privacy, public health, and other matters. For example, in December 2021, the U.S. Congress enacted the Uyghur Forced Labor Prevention Act in an effort to prevent what it viewed as forced labor and human rights abuses in the Xinjiang Uyghur Autonomous Region (“XUAR”). If it is determined that our third-party suppliers and manufacturers produce or manufacture our components or products wholly or in part from the XUAR, then we could be prohibited from importing such components or products into the United States. In addition, the political, legal, and economic climate in China, both nationally and regionally, is fluid and unpredictable. Chinese trade regulations are in a state of flux, and we or our third-party suppliers and manufacturers in China may become subject to additional taxation, tariffs, and duties, including retaliatory trade restrictions. Sustained uncertainty about or worsening of tensions between the United States and China could also result in a global economic slowdown and long-term changes to global trade. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

In addition, with the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Our results of operations will be materially and adversely affected if the labor costs of our suppliers and manufacturers increase significantly and are passed on to us. In addition, our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China, which would negatively affect our manufacturers’ and suppliers’ ability to meet our needs. Any of these events may materially and adversely affect our business, financial condition, results of operations, and prospects.

If we cannot innovate at the pace of our competitors, we may not be able to develop or exploit new technologies in time to remain competitive.

For us to remain competitive, it is essential to be at the forefront of new technologies, including in the rapidly evolving area of AI. If we are unable to meet customer demands for new technology, or if the technologies we introduce are viewed less favorably than our competitors’ products, our results of operations and future prospects may be negatively affected. To meet our customers’ needs in these areas, we must continuously work on our product design, develop our algorithms, and invest in and develop new technologies. We will also need to anticipate customer demand with respect to these technologies and which technological advances are most desirable in the EEG monitoring products and any future additional products we market. This need will result in requiring our employees to continue learning and adapting to new technologies, and us competing for highly skilled talent in a competitive market. Our operating results depend to a significant extent on our ability to anticipate and adapt to technological changes in the EEG monitoring market, maintain innovation, maintain a strong product pipeline, and reduce or maintain low costs for producing high-quality EEG monitoring products. Any inability to do so could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Any future sales in international markets will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition, results of operations, and prospects.

To date, all of our sales have been to customers in the United States. We intend to enter into international markets in the future, and there are significant costs and risks inherent in conducting business in international markets. Upon our expansion into foreign markets, we will be subject to new business risks, in addition to regulatory risks. See the risk factor titled, “We face risks related to obtaining necessary foreign regulatory clearance or approvals.” In addition, expansion into foreign markets will impose additional burdens on our executive and administrative personnel, finance and legal teams, sales and marketing teams, and general managerial resources.

We have limited experience with international regulatory regimes and market practices, and we may not be able to penetrate or successfully generate sales in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products by potential customers in these international markets. In addition, international markets may have different reimbursement pathways that present additional challenges and make those markets less commercially viable. If we are unable to expand internationally and manage the complexity of international sales operations successfully, it could have a material adverse effect on our business, financial condition, results of operations, and prospects. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

If we fail to attract and retain senior management and other key personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain, and motivate highly qualified management, sales and marketing, and research and development personnel, including those with hardware expertise and software expertise, in particular in the area of AI. We are highly dependent upon our senior management team as well as our senior technology personnel. We have experienced, and may in the future experience, planned or unplanned departures of members of our senior management team or senior technology personnel. Any loss of services, whether planned or unplanned, of any of the members of our senior management team could adversely affect our business until a suitable replacement can be found.

Competition for qualified personnel in the medical device field in general and the EEG field specifically is intense, due to the limited number of individuals who possess the training, skills, and experience required by our industry. We intend to continue to review and, where necessary, strengthen our senior management as the needs of our business develop, including through internal promotion and external hires. However, there may be a limited number of people with the requisite competencies to serve in these positions, and we cannot assure you that we will be able to locate or employ such qualified personnel on terms acceptable to us or at all. We also face significant competition for personnel where our main office is located in the San Francisco Bay Area. To attract and maintain key personnel, we need to remain competitive in our “total rewards” offers to employees, including attractive cash compensation, equity, and benefits packages. While we regularly assess market trends for any changes in compensation across all functions, we need to remain diligent in our compensation benchmarking, especially for key personnel, to ensure we are providing attractive offers to new employees and compensating existing employees well. Therefore, the loss of one or more of our key personnel, whether planned or unplanned, or our failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, to the extent we hire personnel from competitors, we have been, and may in the future be, subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

If we fail to maintain our culture, our business may be negatively affected.

Maintaining a positive company culture is necessary to enable us to retain and hire key talent and have a cohesive, aligned employee base. Our ability to maintain this culture will directly affect the continued growth and success of our company. Our culture could face sustainability challenges as we continue to grow. Potential obstacles include reduced adoption of our culture by new employees, limited ability to maintain consistency of culture within business teams, and failure to attract and retain leaders who are mission-minded and support our culture.

If we are unable to successfully develop new products and effectively manage their introduction or improve our existing products, our business may be adversely affected.

We must successfully manage introductions of new or enhanced products or new or enhanced features of the Ceribell System and Clarity, including those related to any future indications in addition to seizure. Introductions of new products or features of the Ceribell System and Clarity could also adversely impact the sales of our existing products to customers. For instance, the introduction or announcement of a new or advanced Ceribell System could shorten the life cycle of our existing devices or reduce demand for them, potentially reducing any benefits of successful new product or enhancement introductions and leading to challenges in managing the inventory of existing products. In addition, new or enhanced products may have higher manufacturing, marketing, information technology, or other costs than our existing products, or lower market acceptance, which could negatively impact our gross margins and operating results. As the technological complexity of our products increases, the infrastructure to support our products, such as our design and manufacturing processes and technical support for our products, may also become more complex. Accordingly, if we fail to effectively manage introductions of new or advanced products, our business may be adversely affected.

We spend significant amounts on marketing and brand-building initiatives to acquire and retain customers, which may not be successful or cost effective.

We spend significant amounts in marketing initiatives to increase market awareness of the Ceribell System and the prevalence of seizures in critically ill patient populations. Through our marketing and educational efforts, we reinforce the prevalence and severity of non-convulsive status epilepticus, the importance of prompt diagnosis and treatment, and the limitations of conventional EEG systems in the acute care setting. We believe our marketing programs are essential to increasing adoption of our system and expanding the use of EEG monitoring to a greater number of at-risk patients.

While we have developed robust marketing initiatives, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend or accurately predict customer acquisition or product-related concerns. If any of our marketing efforts prove less successful than anticipated in attracting new or retaining existing customers, we may not be able to recover our marketing spend, and our rates of customer acquisition and/or customer retention may fail to meet market expectations, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Our marketing efforts may not result in increased sales of our products, and we may be unable to compete effectively in the long term.

In addition, we believe that building a strong brand and developing and achieving broad awareness of the Ceribell System is critical to achieving market success. If any of our brand-building activities prove less successful than anticipated, or such activities are inhibited by the negative perceptions of healthcare professionals, including with respect to AI-enabled devices or reduced montage EEG in general, or the safety, reliability and efficacy of the Ceribell System, it could materially adversely impact our ability to attract new and retain existing customers and the rate of use of our products by existing customers. If this were to occur, we may not be able to recover our brand-building spend, and our rates of customer acquisition and retention and product usage may fail to meet market expectations, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our products are complex to design and manufacture and can contain defects. The production and sale of defective products could adversely affect our business, financial condition, results of operations, and prospects. If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit sales of our products.

The Ceribell System contains highly complex electronic components, which are sourced from external third parties, and there is an inherent risk that defects may occur in the production of any of our products. Although we rely on the suppliers’ internal procedures designed to minimize risks that may arise from quality issues, there can be no assurance that we or our suppliers will be able to eliminate or mitigate occurrences of these issues and associated liabilities. In addition to the risk of product returns by our customers due to product defects, we face exposure to product liability claims in the event that any of our devices are alleged to have resulted in personal injury, over- or under-reporting of seizures resulting in inappropriate diagnosis or treatment, damage to property, or otherwise to have caused harm. We may be sued if any of our devices allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing, sale, or use. For example, Clarity is not designed to detect all short seizures, and users of the Ceribell System may allege the failure to detect all short seizures is a defect. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers or limitations inherent in the product, negligence, strict liability, and a breach of warranty. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit sales of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

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decreased demand for our current or future products;
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injury to our reputation;
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costs to defend the related litigation;
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a diversion of management’s time and our resources;
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substantial monetary awards to customers and patients;
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regulatory investigations, product recalls, withdrawals or labelling, marketing or promotional restrictions;
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loss of revenue; and
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the inability to sell our current or any future products.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the sale of our current or any future products we develop. Although we currently carry product liability insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. The production and sale of defective products in the future could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The size and expected growth of our addressable market has not been established with precision, and may be smaller than we estimate.

Our estimates of the addressable market for our current products and any future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of seizures in the acute care setting and additional indications we intend to expand into, and the level of underutilization of EEG in the acute care setting. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. As a result, our estimates of the addressable market for our current or future products may prove to be incorrect. If the actual number of patients who would benefit from our products and services, the price at which we can sell future products or services or the addressable market for our products or services is smaller than we estimate, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Alternative technologies or therapies addressing seizure, non-convulsive status epilepticus or other indications we intend to expand into could materially adversely affect our business, financial condition, results of operations, and prospects.

If medical research were to lead to the discovery of alternative therapies or technologies that address seizure, status epilepticus or other indications we intend to expand into in a way that is or is perceived to be more accurate, reliable, cost-effective, or otherwise improved relative to the Ceribell System, for example through alternative monitoring or testing technologies, medication, or therapies, the demand for our products could decrease significantly, leading to a material adverse effect on our business, financial condition, results of operations, and prospects.

We may in the future be deemed to manufacture or contract to manufacture products that contain conflict minerals.

We may in the future be deemed to manufacture or contract to manufacture products that contain certain minerals that have been designated as “conflict minerals” under the Dodd-Frank Wall Street Reform and Consumer Protection Act. As a result, in future periods, we may be required to diligence the origin of such minerals and disclose and report whether or not such minerals originated in the Democratic Republic of the Congo or adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability, and pricing of materials used in the manufacture of our products. In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any relevant minerals and metals used in our products.

Our continued rapid growth could strain our personnel resources and infrastructure, and if we are unable to manage the anticipated growth of our business, our business, financial condition, results of operations, and prospects could be materially adversely effected.

We have experienced rapid growth in business. Any growth that we experience in the future will pose challenges to our organization, requiring us to expand our sales personnel, manufacturing, and general and administrative infrastructure. In addition to the need to scale our operational capacity, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train, and integrate additional employees. Rapid expansion in personnel could impact our capacity to manufacture, market, sell, and support our products, which could result in inefficiencies and unanticipated costs and disruptions to our operations. Additionally, rapid expansion could pose challenges to retaining our existing employees, for example, by requiring us to rely on overtime to increase capacity that could, in turn, result in greater employee attrition and/or a loss in productivity during the process of recruiting and training additional resources and add to our operating expenses. In addition, rapid and significant growth may strain our administrative and operational infrastructure, financial and management controls, and reporting systems and procedures. Our ability to manage our business and growth will depend on our ability to continue to improve our infrastructure, controls, systems, and procedures at a pace consistent with our growth. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business, financial condition, results of operations, and prospects may be materially adversely affected.

Macroeconomic conditions could materially adversely affect our business, financial condition, results of operations, and prospects.

Macroeconomic conditions, such as high inflationary pressure, changes to monetary policy, high interest rates, volatile currency exchange rates, credit and debt concerns, decreasing consumer confidence and spending, including capital spending, concerns about the stability and liquidity of certain financial institutions, the introduction of or changes in tariffs or trade barriers, and global recessions can adversely impact demand for our products, which could negatively impact our business, financial condition, results of operations, and prospects. Recent macroeconomic conditions have been adversely impacted by geopolitical instability and military hostilities in multiple geographies and monetary and financial uncertainties.

The impacts of these macroeconomic conditions, and the actions taken by governments, central banks, companies, and consumers in response, have resulted in, and may continue to result in, higher inflation in the United States and globally, which is likely, in turn, to lead to an increase in costs and may cause changes in fiscal and monetary policy, including additional increases in interest rates. Other adverse impacts of recent macroeconomic conditions have been, and may continue to be, supply chain constraints, logistics challenges, liquidity concerns in the broader financial services industry, and fluctuations in labor availability.

In a higher inflationary environment, we may be unable to raise the prices of our products sufficiently to keep up with the rate of inflation. A higher inflationary environment can also negatively impact raw material, component, and logistics costs that, in turn, may increase the costs of producing and distributing our products.

Hospitals, in particular, are experiencing and may continue to experience financial and operational pressures as a result of staffing shortages, the supply chain environment, and high inflation, which could impact their ability to access capital markets and other funding sources, increase the cost of funding, or impede their ability to comply with debt covenants, all of which could impede their ability to provide patient care and impact their profitability. To the extent that hospitals face financial pressures, delayed access, or loss of access to uninsured deposits, reductions in government spending or higher interest rates, hospitals’ ability or willingness to spend on equipment may be adversely impacted, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Also, we have experienced, and may continue to experience, supply chain constraints, including difficulties obtaining a sufficient supply or increased prices of component materials used in our products. Increased interest rates may make access to credit more difficult, which may result in the insolvency of key suppliers, which would exacerbate supply chain challenges. Such supply chain constraints could cause us to fail to meet product demand or maintain our margins.

Risk Related to Regulatory Matters

If adequate reimbursement becomes unavailable for the diagnostic tests using our products, it could diminish our sales or affect our ability to sell the Ceribell System profitably.

Diagnostic tests performed with the Ceribell System are generally reimbursed under existing physician and hospital codes. Our ability to increase sales of the Ceribell System depends, in significant part, on the availability of adequate coverage and reimbursement from third-party payers, including governmental payers (such as the Medicare and Medicaid programs in the United States), managed care organizations, and private health insurers. Third-party payers decide which diagnostic tests they will cover and establish reimbursement rates for those tests. We do not bill any third-party payers for the Ceribell System. Instead, we invoice healthcare providers and the cost is bundled into the reimbursement received by healthcare providers for the tests using the Ceribell System.

We expect the Ceribell System will continue to be purchased by hospitals who will then seek reimbursement from third-party payers. Reimbursement for the hospital services during an inpatient stay generally is made under a prospective payment system that is determined by a classification system known as diagnosis-related groups, which are assigned using a number of factors including the principal diagnosis, major procedures, discharged status, patient age, and complicating secondary diagnoses, among other things. In August 2023, CMS approved an NTAP under the Medicare inpatient prospective payment system for our newest Clarity algorithm, effective October 1, 2023. The NTAP designation for a product lasts for no more than three years for a specific indication. Once our new Clarity algorithm is no longer eligible for NTAP, the additional cost associated with the use of our products could affect our customers’ profit margin. In light of the potential additional associated cost, some of our target customers may be unwilling to adopt our products and some of our existing customers may terminate their contracts with us.

While third-party payers currently cover and provide reimbursement for tests using the Ceribell System, we can give no assurance that these third-party payers will continue to provide coverage and adequate reimbursement, or that current reimbursement levels for the tests will continue. Third-party payers, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, no uniform policy of coverage and reimbursement for tests using our products exists among third-party payers. Therefore, coverage and reimbursement for tests using our products can differ significantly from payer to payer. Other competitive products may be more widely covered or subject to different reimbursement policies and requirements, which could impact demand for our products.

Furthermore, the overall amount of reimbursement available for EEG monitoring and seizure diagnosis could decrease in the future. We cannot be sure that the reimbursement amounts available for hospital services and tests using the Ceribell System will not reduce or otherwise negatively impact the demand for our products. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. Failure by users of the Ceribell System to obtain adequate reimbursement for these tests would have a material adverse effect on our business, financial condition, results of operations, and prospects.

The continued commercialization of our products depends in part on the extent to which governmental authorities and health insurers provide coverage and adequate reimbursement levels. Failure to obtain and maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

While third-party payers generally currently cover and provide reimbursement for diagnostic tests using the Ceribell System, there is significant uncertainty related to the insurance coverage and reimbursement of newly approved and launched products. In the United States, third-party payers, including private and governmental payers, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new devices will be covered. The Medicare and Medicaid programs increasingly are used as models in the United States for how private payers and other governmental payers develop their coverage and reimbursement policies for medical devices. Some third-party payers may require pre-approval of coverage for new or innovative devices before they will reimburse healthcare providers who use such devices.

In addition, customers that use our products may be subject to reimbursement claim denials upon submission of their claims. Customers may also be subject to recovery of overpayments if a payer makes payment for the claim and subsequently determines that the payer’s coding, billing, or coverage policies were not followed. These events, or any other decline in the amount payers are willing to reimburse our customers, could make it difficult for existing customers to continue using or to adopt our products and could create additional pricing pressure for us. If we are forced to lower the price we charge for our products, our gross margins will decrease, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Obtaining coverage and reimbursement can be a time-consuming process that could require us to provide supporting scientific, clinical, and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to satisfy governmental and other third-party payers that diagnostic tests using our products should be covered and reimbursed. In addition, payers continually review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products and tests. There can also be no assurance that third-party payer policies will provide coverage for tests using our products.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional prior authorization requirements, both in the United States and in international markets, which may impact utilization of our products and have a material adverse effect on our business, financial condition, results of operations, and prospects. In Europe, reimbursement is entirely regulated at member state level, varies significantly between countries, and member states are facing increased pressure to limit public healthcare spending. Third-party coverage and reimbursement for our products or any of our products in development for which we may receive regulatory clearance, certification, or approval may not be available or adequate in either the United States or international markets. If demand for our products is adversely affected by third-party reimbursement policies and decisions, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to certain federal and state fraud and abuse laws and transparency laws, and any failure to comply could subject us to substantial penalties or other adverse consequences. In addition, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

There are numerous U.S. federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims, and transparency laws regarding payments and other transfers of value made to physicians and other healthcare professionals. Our business practices and relationships with providers are subject to scrutiny under these laws. The healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from soliciting, offering, receiving, or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The U.S. government has interpreted this law broadly to apply to the marketing and sales activities of medical device manufacturers. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
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The federal civil and criminal false claims laws and civil monetary penalties laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other federal healthcare programs that are false or fraudulent; knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. In addition, certain marketing practices that, for example, induce providers to upcode to a higher reimbursement service or site of service, may also violate false claims laws. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement;
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The federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;
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The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and regulations implemented thereunder (collectively, “HIPAA”), which, in addition to privacy protections applicable to healthcare providers and other entities, prohibits, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;
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The federal Physician Payments Sunshine Act, which requires certain applicable manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under certain federal healthcare programs, to monitor and report to CMS, certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain other non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, anesthesiology assistants, and certified nurse midwives), and teaching hospitals, and to report annually ownership and investment interests held by physicians and their immediate family members;
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U.S. federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers; and
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Analogous state law equivalents of each of the above federal laws, state anti-kickback, and false claims laws; state laws requiring device companies to comply with specific compliance standards, restrict payments made to healthcare providers and other potential referral sources, and report information related to payments and other transfers of value to healthcare providers or marketing expenditures; and state laws related to insurance fraud in the case of claims involving private insurers.

These laws and regulations, among other things, constrain our business, marketing and other promotional and research activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians, or other potential purchasers of our products. In particular, these laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements, as well as interactions with healthcare professionals through consultant arrangements, product training, sponsorships, or other activities. Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare and other laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices, including arrangements with teleneurology providers and customers for the provision of remote EEG interpretation services or agreements we have entered into with physicians who are paid, in part, in the form of stock or stock options, do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, governmental authorities may possibly conclude that our business practices may not comply with healthcare laws and regulations.

To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. We may be subject to private qui tam actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties. In addition, as a result of these investigations and qui tam actions, we may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have a material adverse effect on our business, financial condition, results of operations, and prospects. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to.

If our operations are found to be in violation of any of the federal and state laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to significant penalties, including significant criminal, civil, and administrative penalties, damages, fines, exclusion from participation in government programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputation harm, oversight if we become subject to a consent decree or corporate integrity agreement, or disgorgement, and we could be required to curtail, restructure or cease our operations. Any of the foregoing consequences will have an adverse effect on our business, financial condition, results of operations, and prospects.

Our employees, consultants and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, and other commercial partners and business associates may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless, or negligent conduct or other unauthorized activities that violate the regulations of the FDA and other regulators (both domestic and foreign), including those laws requiring the reporting of true, complete, and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws, and regulations in the United States and internationally or laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing, and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. It is not always possible to identify and deter misconduct by our employees, consultants, and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, oversight if we become subject to a consent decree or corporate integrity agreement, and curtailment of operations, any of which could adversely affect our business, financial condition, results of operations, and prospects. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations.

Healthcare policy changes, including recently enacted legislation reforming the U.S. healthcare system, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In the United States, there have been and continue to be a number of legislative and regulatory initiatives to contain healthcare costs. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the diagnostic tests associated with the use of our products. The cost containment measures that payers and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

By way of example, in the United States, the Affordable Care Act (the “ACA”) made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which it may affect our business, the ACA implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality, and efficiency of certain healthcare services through bundled payment models; and

expanded the eligibility criteria for Medicaid programs. There have been executive, judicial, and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, among other things, reduced Medicare payments to providers, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. In addition, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state and federal healthcare policies and reform measures to be adopted in the future, any of which could limit reimbursement for healthcare products and services or otherwise result in reduced demand for our products or additional pricing pressure and have a material adverse effect on our industry generally and on our customers. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may negatively affect our business, financial condition, results of operations, and prospects. The continuing efforts of the government, insurance companies, managed care organizations, and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect our ability to set a price that we believe is fair for our products, our ability to generate revenue and achieve or maintain profitability, and the availability of capital.

Any changes of, or uncertainty with respect to, future coverage or reimbursement rates could affect demand for our products, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our relationships with contracted physicians to provide remote EEG interpretation services to certain customers must be structured in compliance with state laws prohibiting the corporate practice of medicine or fee splitting and could be found to violate such laws.

Our relationships with physicians providing remote EEG interpretation services to certain customers may implicate certain state laws that generally prohibit non-professional entities from providing licensed medical services or exercising control over licensed physicians or other healthcare professionals (such activities generally referred to as the “corporate practice of medicine”) or engaging in certain practices such as fee-splitting with such licensed professionals. The interpretation and enforcement of these laws vary significantly from state to state. There can be no assurance that these laws will be interpreted in a manner consistent with our practices or that other laws or regulations will not be enacted in the future that could have a material adverse effect on our business, financial condition, results of operations, and prospects. Regulatory authorities, state boards of medicine, state attorneys general, and other parties may assert that, despite the agreements through which we operate, we are nonetheless engaged in the provision of medical services and/or that our arrangements with the physicians constitute the unlawful practice of medicine and/or fee-splitting. If a jurisdiction’s prohibition on the corporate practice of medicine or fee-splitting is interpreted in a manner that is inconsistent with our practices, we would be required to restructure or terminate our arrangements with our employed and contracted physicians to bring our activities into compliance with such laws. A determination of non-compliance, or the termination of or failure to successfully restructure these relationships, could result in disciplinary action, penalties, damages, fines, and/or a loss of revenue, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. State corporate practice and fee-splitting prohibitions also often impose penalties on healthcare professionals for aiding in the improper rendering of professional services, which could discourage physicians from providing reading services to our customers with whom we contract.

Our products and operations are subject to extensive government regulation and oversight in the United States, and our failure to comply with applicable requirements could harm our business.

Our products are regulated as medical devices in the United States. Medical devices and their manufacturers and product developers are subject to extensive regulation in the United States, including by the FDA. The FDA regulates, among other things, with respect to medical devices: design, development, and manufacturing; testing, labeling, content, and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales, and distribution; premarket clearance, classification, and approval or certification; recordkeeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export.

The regulations to which we are subject are complex, burdensome to understand and apply and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces its regulatory requirements through, among other means, periodic unannounced inspections. We do not know whether we or any of our contract manufacturers will be found compliant in connection with any future FDA or foreign inspections. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; fines; injunctions; civil penalties; termination of distribution; import alerts;

recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of clearances or approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

Failure to maintain marketing authorizations for our products, or to timely obtain necessary marketing authorizations for our future products, may have a material adverse effect on our business, financial condition, results of operations, and prospects.

In the United States, before we can market a new medical device, or a new use of, or other significant modification to an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act (the “FDCA”), approval of a premarket approval application (“PMA”), or grant of a de novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices. In the de novo classification process, a manufacturer whose novel device under the FDCA would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing is able to request down-classification of the device to Class I or Class II on the basis that the device presents a low or moderate risk. If the FDA grants the de novo classification request, the applicant will receive authorization to market the device. This device type may be used subsequently as a predicate device for future 510(k) submissions.

The PMA approval, 510(k) clearance and de novo classification processes can be expensive, lengthy, and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can take longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Clinical data may also be required in connection with an application for 510(k) clearance or a de novo request. Despite the time, effort and cost, a device may not obtain marketing authorization by the FDA. We have obtained 510(k) clearances for our commercialized medical devices, and we must obtain marketing authorization for any future devices we develop, unless they are exempt. Marketing authorizations for any of our future products, if granted, may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

In the United States, any modification to a medical device for which we have obtained marketing authorization may require us to submit a new 510(k) premarket notification and obtain clearance, to submit a PMA and obtain FDA approval, or to submit a de novo request prior to implementing the change. For example, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, generally requires a new 510(k) clearance or other marketing authorization. The FDA requires every manufacturer to make such determinations in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with a manufacturer’s decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future to our medical devices that we believe do not require a new 510(k) clearance, de novo request, or approval of a PMA. If the FDA disagrees with our determination and requires us to seek new marketing authorizations for the modifications for which we have concluded that new marketing authorizations are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain such marketing authorization, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our business.

The FDA can delay, limit or deny marketing authorization of a device for many reasons, including:

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our inability to demonstrate to the satisfaction of the FDA that our products are substantially equivalent to a predicate device or are safe and effective for their intended uses;
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the disagreement of the FDA with the design or implementation of our clinical trials or the interpretation of data from preclinical studies or clinical trials;

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serious and unexpected adverse device effects experienced by participants in our clinical trials;
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the data from our preclinical studies and clinical trials may be insufficient to support clearance, de novo classification, or approval, where required;
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our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
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the manufacturing process or facilities we use may not meet applicable requirements; and
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the potential for marketing authorization regulations of the FDA to change significantly in a manner rendering our clinical data or regulatory filings insufficient for marketing authorization.

In September 2022, we received Breakthrough Device Designation from the FDA for the detection and monitoring of delirium using our Ceribell System. Breakthrough Device Designation provides certain benefits, including more interactive and timely communications with FDA staff, potential use of post-market data collection to facilitate expedited development and review, opportunities for more efficient and flexible clinical study design, and prioritized review of premarket submissions. However, there can be no guarantee that these benefits will materialize or significantly impact our development and regulatory approval process. We may not experience a faster development process, review, or approval compared to conventional FDA procedures. Breakthrough Device Designation does not alter the regulatory standards for marketing authorization or guarantee that we will ultimately obtain FDA clearance or approval for the detection and monitoring of delirium using our Ceribell System. Furthermore, the FDA may rescind Breakthrough Device Designation if it believes that the designation is no longer supported by data from our clinical development program. As with all FDA marketing authorizations, we will need to continue to comply with applicable regulations and standards, which may change over time.

Our clinical testing process is complex, lengthy, can be expensive, and carries uncertain outcomes. Future trials and studies by us or others may fail to replicate positive results observed to date.

We conduct our own clinical studies and provide support for third party–initiated trials that evaluate different aspects of the Ceribell System. Clinical testing is difficult to design and implement, can take many years, can be expensive, and carries uncertain outcomes. The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned, or future products may not be predictive of the results of later clinical trials or real-world performance, and interim results of a clinical trial do not necessarily predict final results. The data and results from our clinical studies do not ensure that we will achieve similar results in future clinical trials, are not head to head studies and not directly comparable with each other, as they have different sample sizes, designs, limitations, assumptions, and objectives, and are conducted on different patient populations at different sites by different researchers. In addition, as some of these studies are prospective studies, they may not reflect real-world performance. Some of our studies have not been peer reviewed or published, and peer reviewers may disagree with the methodologies or conclusions of such studies and may not deem them worthy of publication. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials, or have viewed such data in different ways than regulators. The risk that future trials and studies of the Ceribell System fail to replicate positive results observed to date is increased because most of our studies and trials are conducted on small samples, not powered for statistical significance, controlled for other clinical variables, or have other design limitations and almost all such studies were conducted or sponsored by us. Independent studies with larger samples or different designs may not replicate results observed to date. In addition, the performance of the Clarity algorithm is typically evaluated by comparing the algorithm results to a retrospective review of the EEG by a panel of neurologists. There is a high degree of inter-rater variability in the interpretation of EEGs by clinicians, such that Ceribell System study results may vary from study to study depending on the size and composition of the neurologist panel. Clinical studies or investigations on the Ceribell System have produced, and may in the future produce, negative or inconclusive results. Furthermore, others, including healthcare professionals and regulators, may perceive a conflict of interest with studies supported, sponsored, or funded by us or conducted by our employees or consultants, and may not find results of such studies to be compelling or credible. As a result of the foregoing, we may decide, or regulators may require us, to conduct additional clinical and nonclinical testing in addition to those we have planned. The initiation and completion of clinical studies may be prevented, delayed, or halted for numerous reasons. We may experience delays in our clinical trials for a number of reasons, which could adversely affect the costs, timing, or successful completion of our clinical trials, including related to the following:

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regulators may disagree as to the design or implementation of our clinical trials;
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regulators and/or institutional review boards (“IRBs”), or other bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;
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we may not reach agreement on acceptable terms with third-party researchers, clinical trial sites, or prospective contract research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different researchers, trial sites, and CROs;

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the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;
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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner or at all;
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we might have to suspend or terminate clinical trials for various reasons, including occurrence of adverse events or other findings that the subjects in our clinical trials are being exposed to unacceptable health risks;
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we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB, or other bodies and/or regulatory authorities for re-examination;
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regulators, IRBs, other bodies, or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;
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the cost of clinical trials may be greater than we anticipate;
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clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;
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we may be unable to recruit a sufficient number of clinical trial sites;
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regulators, IRBs, or other bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;
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marketing authorization or regulations of FDA may change in a manner rendering our clinical data insufficient for marketing authorization;
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we may be required to submit an investigational device exemption (“IDE”) application to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE application and notify us that we may not begin clinical trials, or place restrictions on the conduct of such trials; similar requirements may apply in foreign jurisdictions; and
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our current or future products may have undesirable side effects or other unexpected characteristics.

Any of these occurrences may significantly harm our business, financial condition, results of operations, and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing authorization of any medical device.

Patient enrollment in clinical trials, and completion of patient follow-up, if applicable, depend on many factors, including the size of the patient population, the nature of the trial protocol, the eligibility criteria for the clinical trial, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied. Patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to an investigational device. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations, or guidelines, and are subject to oversight by these governmental agencies and IRBs, or other bodies at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice (“cGMP”) or similar foreign requirements, and other regulations applicable to the location where the clinical trial is conducted. We rely on third-party researchers and clinical trial sites, and may in the future rely on CROs, to ensure the proper and timely conduct of our clinical trials, and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on these third parties to conduct our clinical trials in compliance with good clinical practice (“GCP”), requirements. To the extent they fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, trial delays or both. In addition, if we conduct clinical trials in other countries in the future, we may be subject to further delays and expenses as a result of increased shipment costs and additional regulatory requirements, and the engagement of non-U.S. third-party contractors may expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening, and medical care. See the risk factor titled, “We rely on third parties to conduct and support our preclinical studies and clinical trials. These third parties may not properly and successfully carry out their contractual duties or meet expected deadlines, which could harm our ability to obtain marketing authorization of or commercialize future products we develop.”

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose interim, top-line or preliminary data from our clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial or additional data collected at a later time. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, top-line, or preliminary results that we report may differ from future results of the same trial, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, top-line, or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line, or preliminary data we previously announced. As a result, interim, top-line, and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in our share price.

Further, others, including regulatory agencies or other bodies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular trial, or the approvability or potential for commercialization of the particular medical device. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. The interim, top-line, or preliminary data that we report may differ from final results, and regulatory authorities and other bodies may disagree with the conclusions reached, which may harm our ability to obtain marketing authorization for, and commercialize, our future products, which could harm our business, financial condition, results of operations, and prospects.

We are subject to ongoing regulatory review and scrutiny. Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

We are subject to ongoing and extensive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, medical device manufacturers must submit certain reports to the FDA and keep required records as a condition of obtaining and maintaining marketing authorization. These reports include information about failures and certain adverse events potentially associated with the device after its marketing authorization. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. We have ongoing responsibilities under FDA regulations, and the FDA and state regulatory authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state regulatory authorities, which may include any of the following or other sanctions:

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untitled letters or warning letters;

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fines, injunctions, consent decrees, and civil penalties;
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recalls, termination of distribution, administrative detention, or seizure of our products;
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customer notifications or repair, replacement, or refunds;
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operating restrictions or partial suspension or total shutdown of production;
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delays in or refusal to grant our requests for future clearances, de novo classifications or approvals, or comparable foreign marketing authorizations of new products, new intended uses, or modifications to existing products;
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withdrawals or suspensions of any granted marketing authorizations, resulting in prohibitions on sales of our products;
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FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and
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criminal prosecution.

Any of these sanctions could result in negative publicity, higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects.

In addition, the FDA may change its marketing authorization policies affecting future products, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of any products under development or impact our ability to modify any products authorized for market on a timely basis. Such changes may also occur in foreign jurisdictions where we may market our products in the future. Such changes could impose additional requirements upon us that could delay our ability to obtain future marketing authorizations, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations we have obtained. See the risk factor titled, “Legislative or regulatory reforms in the United States may make it more difficult and costly for us to manufacture, market, or distribute our products, or to obtain marketing authorizations for any future products.”

Our products must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.

In the United States, the methods used in, and the facilities used for, the manufacture of medical devices must comply with the FDA’s cGMPs for medical devices, known as the Quality System Regulation (“QSR”), which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing, and shipping of medical devices. Furthermore, we are required to verify that our suppliers maintain facilities, procedures, and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. Our products are also subject to similar state regulations governing manufacturing.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our medical devices. In addition, failure to comply with applicable FDA requirements or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things: warning letters or untitled letters; fines, injunctions, or civil penalties; suspension or withdrawal of marketing authorizations; seizures or recalls of our products; total or partial suspension of production or distribution; administrative or judicially imposed sanctions; the FDA’s refusal to grant pending or future clearances or approvals for our products or similar decisions by foreign regulatory authorities or notified bodies; clinical holds; refusal to permit the import or export of our products; and criminal prosecution of us, our suppliers, or our employees. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims and we could lose customers and experience reduced sales and increased costs.

Our products may cause or contribute to adverse medical events which we may be required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition, results of operations, and prospects. In addition, the discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA, could have a negative impact on us.

It is possible that there may be side effects and adverse events associated with the use of our medical devices or any future devices we develop. For example, the Ceribell System has in certain instances issued false alarms, i.e., report seizure activity when there is no seizure, and in other instances has failed to report or under-reported seizure activity when there is seizure, and may continue to do so, all of which may lead to patients being misdiagnosed, receiving unnecessary medical procedures or treatments, or experiencing delays in receiving necessary medical procedures or treatments. Additionally, the headband used as part of the Ceribell System may cause skin irritation to patients or break down sooner than expected. The FDA’s medical device reporting regulations require us to assess reportability of adverse events that come to our attention and report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the event as well as the nature of the event. We may fail to report events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. The FDA may also disagree with our determinations that an event was not reportable. To date, we have not filed any medical device reports with the FDA. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our marketing authorizations, seizure of our products, or delay in obtaining marketing authorizations for our future products.

The FDA has the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects, or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new marketing authorizations for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us, and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation, business, financial condition, results of operations, and prospects.

The misuse or off-label use of our products may result in injuries that harm patients and lead to product liability suits, harm our reputation in the marketplace, or result in costly investigations, fines, or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Our commercial products, and any marketing authorization we may receive for future products, are, and will be, limited to specified indications for use. Our sales and marketing personnel, as well as our direct sales force, are trained to not promote our devices for uses outside of the FDA-authorized indications for use, known as “off-label uses.” We cannot, however, prevent a healthcare professional from using our devices off-label, when in the healthcare professional’s independent professional judgment he or she deems it appropriate. There may be increased risk of injury to patients if healthcare professionals attempt to use our devices off-label, which could harm our reputation in the marketplace among healthcare professionals and patients.

If the FDA determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine, or criminal penalties. It is also possible that other federal or state enforcement authorities might take action under other regulatory authority, such as false advertising and consumer protection laws, or false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil, and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations.

In addition, healthcare professionals may misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. For example, healthcare professionals may misuse our single use, disposable headbands by using them on more than one patient. If our devices are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. As described above, product liability claims could divert management’s attention from our core business, be expensive to defend, and result in sizeable damage awards against us that may not be covered by insurance, all of which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Legislative or regulatory reforms in the United States may make it more difficult and costly for us to manufacture, market, or distribute our products, or to obtain marketing authorizations for any future products.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations, or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of any future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis. For example, on January 31, 2024, the FDA issued a final rule to amend the QSR, which establishes current good manufacturing practice requirements for medical device manufacturers, to align more closely with the International Organization for Standardization standards. This new final rule, referred to as the Quality Management System Regulation, will take effect on February 2, 2026. Accordingly, it is unclear the extent to which any other legislative or regulatory proposal, if adopted, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may make it more difficult and costly to manufacture, market, or distribute our commercialized products, or may impose additional costs, lengthen marketing authorization review times, or make it more difficult to obtain marketing authorizations for any future products we develop. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

We face risks related to obtaining necessary foreign regulatory clearance or approvals.

We intend to enter into international markets in the future. Upon our expansion into foreign markets, we will be subject to foreign regulatory requirements that we have limited experience with and vary widely from country to country and from the United States. The time required to obtain clearances or approvals required by other countries may be longer than that required for FDA clearance or approval, and requirements for such approvals may differ from FDA requirements. We may be unable to obtain regulatory approvals and may also incur significant costs in attempting to obtain foreign regulatory approvals. If we experience delays in receipt of approvals to market our products in new jurisdictions, or if we fail to receive these approvals, we may be unable to market our products in international markets in a timely manner, if at all, which could materially impact our international expansion and adversely affect our business as a whole. If any of these risks were to materialize, they could limit our expected international growth and profitability, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Failure to comply with the Foreign Corrupt Practices Act (the “FCPA”), economic and trade sanctions regulations, and similar laws could subject us to penalties and other adverse consequences.

We are subject to the FCPA and other laws in the United States and elsewhere that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. Certain suppliers and manufacturers of our devices and components of our devices are located in countries known to experience corruption. Business activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, contractors, or agents that could be in violation of various laws, including the FCPA and anti-bribery laws in these countries, even though these parties are not always subject to our control. While we have implemented policies and procedures designed to discourage these practices by our employees, consultants, and agents and to identify and address potentially impermissible transactions under such laws and regulations, we cannot assure you that none of our employees, consultants, and agents will take actions in violation of our policies, for which we may be ultimately responsible.

We are also subject to certain economic and trade sanctions programs that are administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control which prohibit or restrict transactions to or from or dealings with specified countries, their governments, and in certain circumstances, their nationals, and with individuals and entities that are specially-designated nationals of those countries, narcotics traffickers and terrorists or terrorist organizations. For example, in December 2021, the U.S. Congress enacted the Uyghur Forced Labor Prevention Act in an effort to prevent what it views as forced labor and human rights abuses in the XUAR. If it is determined that our third-party suppliers and manufacturers produce or manufacture our components or products wholly or in part from the XUAR, then we could be prohibited from importing such components or products into the United States.

Failure to comply with any of these laws and regulations or changes in this regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government, may result in significant financial penalties or reputational harm, which could adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Our Reliance on Third Parties

Various factors outside our direct control may negatively impact our manufacturing of the Ceribell System, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We manufacture the Ceribell System at our manufacturing facilities in Sunnyvale, California, using headbands supplied by third-party manufacturers located in China and components for our recorder procured from various suppliers and shipped to our facility for final assembly. While we believe that we currently have adequate manufacturing capacity and supplies for our products sufficient to meet our demand forecasts, if demand for the Ceribell System increases more rapidly than we anticipate, if we encounter problems with one or more of our manufacturers, including as a result of trade restrictions related to China, or if we secure regulatory approval to commercialize our products in additional geographies or indications, we may need to either expand our manufacturing capabilities, qualify new suppliers, or outsource to other manufacturers.

Our third-party manufacturers may not take the necessary steps to comply with applicable regulations, which could cause delays in the delivery of our medical devices. The methods used in, and the facilities used for, the manufacture of medical devices sold in the United States must comply with the QSR. See the risk factor titled, “Our products must be manufactured in accordance with applicable laws and regulations, and we could be forced to recall our devices or terminate production if we fail to comply with these regulations.” Manufacturers of medical device products often encounter difficulties in production, including difficulties with production costs and yields, quality control, quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced FDA requirements, other federal and state regulatory requirements and foreign regulations, to the extent applicable. If we fail to manufacture our products in compliance with the QSR, or if our or our third-party suppliers’ manufacturing facilities suffer disruptions, supply chain issues, machine failures, slowdowns, or disrepair, we may not be able to fulfill customer demand and our business would be harmed.

Any contamination of the controlled environment, equipment malfunction, supply issues, natural disasters (including wildfires or earthquakes, to which our manufacturing facility in Sunnyvale, California may be especially susceptible), public health emergencies, personnel issues, including human error, or failure to strictly follow procedures can significantly reduce our yield. A drop in yield can increase our cost to manufacture our products or, in more severe cases, require us to halt the manufacture of our products until the problem is resolved. Identifying and resolving the cause of a drop in yield can require substantial time and resources. In addition, if demand for our products shifts such that our manufacturing facilities are operated below our forecasts for an extended period, we may adjust our manufacturing operations to reduce fixed costs, which could lead to uncertainty and delays in manufacturing times and quality during any transition period.

The manufacturing and distribution of our products are technically challenging. Changes that our suppliers may make, or additional requirements from regulatory agencies, outside of our direct control can have an impact on our processes, on quality and on the successful or timely delivery of our products to our customers. Mistakes and mishandling may occur, which can affect supply and delivery. As a result, our dependence on third-party, including single-source suppliers, subjects us to a number of risks that could impact our ability to manufacture our products and harm our business, financial condition, results of operations, and prospectus, including:

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interruption of supply resulting from modifications to, or discontinuation of, a supplier’s operations;
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delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier’s failure to produce components that consistently meet our quality specifications;
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delays in analytical results or failure of analytical techniques that we depend on for quality control and release of our products;
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price fluctuations due to a lack of long-term supply arrangements with our suppliers for key component or other supply chain constraints;
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inability to obtain adequate supply in a timely manner or on commercially reasonable terms;
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difficulty identifying and qualifying alternative suppliers for components in a timely manner;
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inability of suppliers to comply with applicable provisions of the QSR or other applicable laws or regulations enforced by the FDA and other regulatory authorities;
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delays in regulatory approvals of any changes to manufacturing, including the use of new suppliers;
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latent defects that may become apparent after our products have been released and that may result in an adverse event or a recall of such products;
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inclusion of vendors of raw materials not in compliance with regulatory requirements;

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natural or other disasters, global pandemics, labor disputes, financial distress, lack of raw material supply, issues with facilities and equipment, international conflict or war, or other forms of disruption to business operations affecting our manufacturing operations and those of our third-party manufacturers and suppliers;
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production delays related to the evaluation and testing of our products or the use of components from alternative suppliers; and
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delays in delivery by our suppliers of components, materials or services due to changes in demand from us or their other customers.

The occurrence of any of these issues could significantly harm our ability to manufacture our products and maintain sufficient quality standards, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

We depend on a limited number of manufacturers and suppliers in connection with the manufacture of the Ceribell System, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We source and rely upon components and sub-assemblies of the Ceribell System, as well as manufacturing services from approved manufacturers and suppliers, some of which are single-source suppliers.

These components, sub-assemblies and services are critical to us, and there are relatively few alternative sources of supply. Our suppliers generally are not under long-term contracts with us, and may experience delays or issues, stop producing our components or sub-assemblies, increase the prices they charge us, or elect to terminate their relationships with us. In any of these cases, we could face a delay of several months to identify, perform appropriate testing and qualify alternative manufacturers and suppliers with regulatory authorities, as we currently have transition plans for some but not all of our manufacturers and suppliers. In addition, the failure of our third-party manufacturers and suppliers to maintain acceptable quality requirements could result in quality issues, including recalls of our products. If one of our manufacturers or suppliers fails to maintain acceptable quality requirements, we may have to identify and qualify a new manufacturer or supplier. Although we require our third-party manufacturers and suppliers to supply us with materials, components, and services that meet our specifications and comply with applicable provisions of the QSR and other applicable legal and regulatory requirements in our agreements and contracts, and we perform incoming inspection, testing, or other acceptance activities to ensure the materials and components meet our requirements, there is a risk that they may not supply components that meet our requirements or supply components in a timely manner.

The number of third-party manufacturers and suppliers with the necessary manufacturing and regulatory expertise and facilities to produce our device components is limited and certification of a new manufacturer or supplier may be complex and time consuming. Any delay or interruption would likely lead to a delay or interruption in our manufacturing operations. The inclusion of substitute components must meet our product specifications and could require us to qualify the new manufacturer or supplier with the appropriate regulatory authorities, including the FDA. The added time and cost to arrange for alternative manufacturers or suppliers could harm our business. New manufacturers of any planned product would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing the planned product. Obtaining the necessary FDA or international approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third-party intellectual property or other proprietary rights could result in a significant interruption of supply and could require the new manufacturer to bear significant additional costs that may be passed on to us.

We rely on third parties to conduct and support our preclinical studies and clinical trials. These third parties may not properly and successfully carry out their contractual duties or meet expected deadlines, which could harm our ability to obtain marketing authorization of or commercialize future products we develop.

We utilize and depend upon independent investigators and collaborators, such as third-party researchers, medical institutions, and strategic partners, to conduct and support portions of our preclinical studies and clinical trials under agreements with us, and may in the future rely on CROs. For some clinical research projects, we provide funding and for others, such as those supported by grants, we only provide access to our data or supply the Ceribell System at a discount. The terms of these agreements generally include joint publication rights and sole ownership of background intellectual property, as well as indemnification and insurance terms so that risk of injury or damages claims is appropriately allocated, guidelines for dispute resolution to address conflicts, and grounds for contract termination by each party.

We negotiate budgets and contracts with these third parties and may not be able to do so on favorable terms, which may result in delays to our development timelines and increased costs. We have relied heavily on these third parties for our preclinical studies and expect to continue to do so, and we control only certain aspects of their activities. As a result, we have less direct control over the conduct, timing, and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements, and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for medical devices in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites.

If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or other bodies may require us to perform additional clinical trials. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our investigational devices must be produced in accordance with cGMP requirements known as the QSR. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the marketing authorization process. Moreover, our business may be implicated if any of these third parties violates federal, state or foreign fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Third parties conducting or supporting portions of our clinical trials are not our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our investigational products. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other product development activities, which could affect their performance on our behalf. These third parties may not successfully carry out their contractual duties or obligations or meet expected deadlines. They may need to be replaced or the quality or accuracy of the clinical data they obtain may be compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons. Accordingly, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain marketing authorizations for or successfully commercialize our future devices.

Switching or adding third parties to conduct or support portions of our preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays may occur, which could have an adverse impact on our product development, results of operations, and prospects.

We rely on relationships with contracted physicians to provide remote EEG reading services to certain customers.

We contract directly or indirectly with physicians to provide remote EEG reading services to certain customers. If these physicians terminate their contracts, we or our partners may not be able to contract with alternative physicians to provide such services in a timely manner, or at all, which would impact our ability to provide services to certain customers and could adversely affect our business, financial condition, results of operations, and prospects.

Data Privacy Risk Factors

Actual or perceived failures to comply with applicable data privacy and security laws, regulations, standards and other requirements could adversely affect our business, financial condition, results of operations, and prospects.

The global data protection landscape is rapidly evolving, and we, and the third-party service providers on which we rely, are or may become subject to numerous state, federal, and foreign laws, requirements, and regulations, as well as contractual obligations and research protocols governing the collection, use, disclosure, retention, processing, maintenance, transfer, and security of personal information, such as information that we and our third-party service providers collect in connection with the use and development of the Ceribell System and the Clarity algorithm and in clinical trials or studies, including patient EEG data. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business; affect us or our service providers’ and contractors’ ability to operate in certain jurisdictions or to collect, store, transfer, use, process, and share personal information; necessitate the acceptance of more onerous obligations in our contracts; result in liability; impose additional costs on us; necessitate changes to our information technologies, systems and practices and those of third parties that process personal information on our behalf; and may require us to change our business model.

In the United States, numerous state and federal laws, regulations, standards, and other legal obligations, including consumer protection laws and regulations, which govern the collection, dissemination, use, access to, confidentiality, security, transfer, disclosure, and processing of personal information, including health-related information, could apply to our operations or the operations of our customers. For example, HIPAA imposes privacy, security, and breach notification obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates that perform certain services that involve creating, receiving, maintaining, or transmitting individually identifiable health information for or on behalf of such covered entities, and their covered subcontractors. Among other requirements, HIPAA requires business associates to develop and maintain policies with respect to the protection of, use and disclosure of protected health information (“PHI”), including the adoption of administrative, physical, and technical safeguards to protect such information, certain notification requirements in the event of a breach of unsecured PHI, and requirements to report breaches of unsecured PHI to covered entities within 60 days of discovery of the breach by the business associate or its agents. Depending on the facts and circumstances, we could be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations if found to be in violation of HIPAA.

Certain states have also adopted comparable privacy and security laws and regulations, which govern the privacy, collection, use, processing, disclosure, and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”) requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business’s collection, use, and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete, and correct their personal information, or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Additional compliance investment and potential business process changes may also be required. Similar laws have been passed in other states and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging.

We may in the future become subject to rapidly evolving data protection laws, rules and regulations in foreign jurisdictions, many of which have developed privacy and data protection requirements that impose requirements that differ substantially from those that apply within the United States. For example, in Europe, the European Union General Data Protection Regulation (the “EU GDPR”) went into effect in May 2018 and governs the collection, use, disclosure, transfer, and other processing of personal data of individuals within the European Economic Area (the “EEA”) and imposes stringent requirements for data processors and controllers of such personal data or in the context of their activities within the EEA. Companies that must comply with the EU GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant undertaking, whichever is greater. In addition to fines, a breach of the EU GDPR may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices (for a compulsory audit), and/or civil claims (including class actions). The processing of “special category personal data” (such as personal data related to health and genetic information), which could become relevant to our operations in the context of our conduct of clinical trials, may also impose heightened compliance burdens under European data protection laws and is of interest to relevant regulators. Among other requirements, the EU GDPR regulates transfers of personal data subject to the EU GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EEA, and the United States remains uncertain. In addition, since early 2021, after the end of the transition period following the United Kingdom’s departure from the European Union, the EU GDPR continues to apply in substantially equivalent form in the context of the United Kingdom under the United Kingdom General Data Protection Regulation and Data Protection Act 2018, which imposes separate but similar obligations to those under the EU GDPR and comparable penalties, including fines of up to £17.5 million or 4% of a noncompliant company’s global annual revenue for the preceding financial year, whichever is greater. As we expand into foreign countries and jurisdictions, we will become subject to additional laws and regulations that will affect how we conduct business, and we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. Our operations could suffer additional costs, complaints and regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

The Federal Trade Commission (the “FTC”) also has authority to initiate enforcement actions against entities that mislead customers about HIPAA compliance, make deceptive statements about privacy and data sharing in privacy policies, fail to limit third-party use of personal health information, fail to implement policies to protect personal health information, or engage in other unfair practices that harm customers or that may violate Section 5 of the FTC Act. Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce under the FTC Act. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations, research protocols, and other obligations, any actual or perceived failure by us or our employees, representatives, contractors, consultants, or other third parties to comply with such requirements or adequately address data privacy and security concerns, even if unfounded, could result in, among other adverse impacts, damage to our reputation, loss of customer confidence in our security measures, withdrawal or withholding of customer consent for using patient data, government investigations, and enforcement actions and litigation and claims by third parties, any of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may face risks associated with our use and development of artificial intelligence and machine learning models.

We use and develop AI, machine learning and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, “AI Technologies”), throughout our business, and are making significant investments in this area. For example, we use AI Technologies to power our Clarity algorithm and drive continuous improvements in the performance of the Ceribell System. New products that we develop, including expansion into new indications, are also likely to incorporate AI Technologies.

We expect that increased investment will be required in the future to continuously improve our use and development of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining, and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or be beneficial to our business, including our efficiency or results of operations.

In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased, or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; misused or used outside of scope of applicable regulatory authorizations; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, or material performance issues, the performance of our products and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party, regulatory enforcement actions, or civil claims.

For the Clarity algorithm, as well as for any potential future AI Technology driven products, performance of the algorithm is generally assessed by comparing the output of the algorithm against a clinically derived reference standard (“ground truth”) for a specified dataset. This applies to internal evaluation of an algorithm’s performance, supporting external presentations and publications, and testing to support regulatory submissions. The Clarity algorithm output will not always agree with the opinion of a qualified neurologist, and in some cases multiple qualified neurologists will not agree with each other. While we constantly work to improve our product and algorithm, the AI Technologies we work with are novel and complex, and we cannot assure you that our AI Technologies will be able to perform as intended under all circumstances.

For example, an earlier version of the Clarity algorithm was found to be unable to detect seizure or status epilepticus in certain ICU patients who had cardiac arrest. Further, the data that we use to train our AI Technologies includes data collected from EEGs performed on patients by our customers, and we are dependent upon our ability to obtain the right to use such patient data to continue to develop our products, including within appropriate time frames and on commercially reasonable terms. If we are unable to obtain sufficient rights to use such data under applicable regulatory frameworks or our agreements with our customers, or our customers were to withdraw or withhold their data from us, our ability to continue to develop our products and services to our customers, and our revenue prospects, could be materially adversely impacted.

The regulatory framework for AI Technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. The FDA has issued guidance documents relating to the incorporation of AI Technologies into medical devices. In addition, existing laws and regulations may be interpreted in ways that would affect the operation of our AI Technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.

Certain existing legal regimes (e.g., relating to FDA submissions or data privacy) regulate certain aspects of AI Technologies, and new laws regulating AI Technologies are expected to enter into force in the United States in 2024. In the United States, the Biden administration issued a broad Executive Order on the Safe, Secure and Trustworthy Development and Use of Artificial Intelligence (the “2023 AI Order”), which sets out principles intended to guide AI design and deployment for the public and private sector and signals the increase in governmental involvement and regulation over AI Technologies. The 2023 AI Order established certain new requirements for the training, testing, and cybersecurity of sophisticated AI models and large-scale compute centers used to train AI models. The 2023 AI Order also instructed several other federal agencies to promulgate additional regulations within specific timeframes from the date of the 2023 AI Order regarding the use and development of AI Technologies. Agencies such as the Department of Commerce and the FTC have issued proposed rules governing the use and development of AI Technologies. Legislation related to AI Technologies has also been introduced at the federal level and is advancing at the state level. For example, the California Privacy Protection Agency is currently in the process of finalizing regulations under the CCPA regarding the use of automated decision-making. Such additional regulations may impact our ability to develop, use, and commercialize AI Technologies in the future.

It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI Technologies for our business, or require us to change the way we use AI Technologies in a manner that negatively affects the performance of our system and business and the way in which we use AI Technologies. We may need to expend resources to adjust our system in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business and operations may suffer in the event of information technology system failures, cyberattacks, or deficiencies in our cybersecurity.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store, transmit, and process large amounts of confidential information, including intellectual property, proprietary business information, preclinical and clinical trial data, and personal information of clinical trial participants, patients of our customers, and our employees and contractors (confidentially, “Confidential Information”). We may also share Confidential Information with our partners or other third parties in conjunction with our business. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such Confidential Information.

Our information technology systems and those of our customers, third-party service providers, manufacturers, and other contractors or consultants are vulnerable to attack, damage and interruption from computer viruses and malware (e.g. ransomware), misconfigurations, “bugs” or other vulnerabilities, malicious code, natural disasters, terrorism, war, telecommunication and electrical failures, hacking, cyberattacks, phishing attacks and other social engineering schemes, employee theft or misuse, human error, unauthorized access, fraud, denial or degradation of service attacks, and sophisticated nation-state and nation-state-supported actors. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. There can also be no assurance that our and our customers’, third-party service providers’, contractors’, and consultants’ cybersecurity risk management programs and processes, including policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our systems, networks, and Confidential Information.

Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication, and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence.

We and certain of our customers and service providers may be subject to cyberattacks and security incidents from time to time. While we do not believe that we have experienced any significant system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss, corruption or unauthorized disclosure or misappropriation of our trade secrets, personal information, patient data collected from our customers or other Confidential Information or other similar disruptions. It could also expose us to risks, including an inability to provide our services and fulfill contractual demands, and could cause management distraction and the obligation to devote significant financial and other resources to mitigate such problems, which would increase our future information security costs, including through organizational changes, deploying additional personnel, reinforcing administrative, physical and technical safeguards, further training of employees, changing third-party vendor control practices, and engaging third-party subject matter experts and consultants and reduce the demand for our technology and services. If a security breach or other incident were to result in the unauthorized access to or unauthorized use, disclosure, release, or other processing of personal information, including the patient data of our customers, it may be necessary to notify individuals, governmental authorities, supervisory bodies, the media, and other parties pursuant to privacy and security laws and the costs associated with the investigation, remediation, and potential notification of the breach to third-parties and data subjects could be material.

Any adverse impact to the availability, integrity, or confidentiality of our or third-party information technology systems or Confidential Information, whether actual or perceived, could result in liability, legal claims, or proceedings (such as class actions), regulatory investigations and enforcement actions, fines, and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation, and future compliance costs, any of which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage of any future claim. Accordingly, if our cybersecurity measures, and those of our customers and service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), and the mishandling of data, then our reputation, business, financial condition, results of operations, and prospects could be materially and adversely affected.

Risks Related to Our Intellectual Property

Our success will depend on our and our licensors’ ability to obtain, maintain, enforce, and protect our intellectual property rights.

Our success and ability to compete depends in part on our and our licensors’ ability to obtain, maintain, enforce, and protect issued patents, trademarks, trade secret, and other intellectual property rights and proprietary technology in the United States and elsewhere. If we cannot adequately obtain, maintain, and enforce our intellectual property rights and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have and our ability to compete, which could harm our business and ability to achieve profitability and/or cause us to incur significant expenses. We generally seek to protect our proprietary position by filing patent applications that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications or other intellectual property or proprietary rights from third parties. If we are unable to obtain or maintain patent protection with respect to any proprietary technology, our business, financial condition, results of operations, and prospects could be materially harmed.

We rely on a combination of contractual provisions, confidentiality procedures, and patent, trademark, copyright, trade secret and other intellectual property laws to protect the proprietary aspects of the Ceribell System, brand, technologies, trade secrets, know-how, and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property rights and proprietary information. In addition, patents have a limited lifespan. In the United States, for example, the natural expiration of a utility patent is generally 20 years from the earliest effective non-provisional filing date. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how, and obtaining, maintaining, and enforcing other intellectual property rights. We may not be able to obtain, maintain, and/or enforce our intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, defend, or license all necessary or desirable patents or patent applications at a reasonable cost or in a timely manner, or in all jurisdictions. Moreover, pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover relevant product, service, or the technology. There can be no assurance that our current or future patent applications will result in patents being issued or that our issued patents will afford sufficient protection against competitors or other third parties with similar products, services or technologies competitive with ours, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our and our licensors’ intellectual property or other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property or other proprietary rights relating to our products, services and technologies could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We cannot be certain that the claims in our U.S. pending patent applications, corresponding international patent applications and patent applications in certain foreign territories, or those of our licensors, will be considered patentable by the U.S. Patent and Trademark Office (the “USPTO”) courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our future issued patents will not be found invalid or unenforceable if challenged. Our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Additionally, regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our products, services, technologies, or activities. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in any of our owned or in-licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions.

Failure to obtain, maintain, and/or enforce intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our patents, trademarks, data, technology, and other intellectual property rights by others, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated, or otherwise violated by others.

The degree of future protection for our intellectual property rights is uncertain, and we cannot ensure that:

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others will not develop, manufacture and/or commercialize similar or alternative products, services, or technologies that do not infringe, misappropriate, or violate any patents or other intellectual property rights that we own or have rights to;
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any patents issued to us will provide a basis for an exclusive market for our products, services, or technologies, will provide us with any competitive advantages or will not be challenged, invalidated, modified, revoked, or circumvented by third parties;
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any of our challenged patents will be found to ultimately be valid and enforceable;
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any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products, services, or technologies;
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any of our pending patent applications will issue as patents, or even if issued, will include claims with a scope sufficient to protect our products, services, or technologies;
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we will be able to successfully develop, manufacture, and commercialize our products, services, or technologies on a substantial scale before relevant patents we may have expire;
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we were the first to make the inventions covered by each of our patents and pending patent applications or we were the first to file patent applications for such inventions;
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we will develop additional proprietary inventions, products, services, or technologies that are separately patentable; or
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our commercial activities, products, services, or technologies will not infringe upon the patents of others.

If we fail to identify our patentable inventions or adequately protect our patent rights, the commercial value of our products, services or technologies may be adversely affected and our competitive position may be harmed.

We rely in part on our portfolio of issued patents and pending patent applications in the United States and other countries to protect our intellectual property and competitive position. However, it is also possible that we may fail to identify patentable aspects of inventions made in the course of the development, manufacture, and commercial activities conducted by or on behalf of us before it is too late to obtain patent protection on such inventions. If we fail to timely file for patent protection in any jurisdiction, we may be precluded from doing so at a later date. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, suppliers, consultants, advisors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in any of our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Moreover, should we become a licensee of a third party’s patents or patent applications, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain or enforce the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted, maintained, and/or enforced in a manner consistent with the best interests of our business. While we generally apply for patents in those countries where we intend to make, have made, use, import, offer for sale, or sell our products or services or otherwise practice our technology, we may not accurately predict all of the countries where patent protection will ultimately be desirable. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from importing, using, manufacturing, and/or commercializing our own products or services, or otherwise practicing our own technology. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

The patent positions of companies, including our patent position, may involve complex legal and factual questions that have been the subject of much litigation in recent years, and, therefore, the scope of any patent claims that we have or may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances about which of our patent applications will issue, the breadth of any resulting patent, whether any of the issued patents will be found to be infringed, invalid, or unenforceable or will be threatened or challenged by third parties, that any of our issued patents have, or that any of our currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, services, or technology. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us.

The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. We cannot offer any assurances that the breadth of our issued patents will be sufficient to stop a competitor from developing, manufacturing, and commercializing one or more products, services, or technologies in a non-infringing manner that would be competitive with one or more of our products, services, or technologies, or otherwise provide us with any competitive advantage. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for our commercial success. Further, there can be no assurance that we will have adequate resources to enforce our patents.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products or services. Patents, if issued, may be challenged, deemed unenforceable, invalidated, narrowed, or circumvented. Proceedings challenging our patents or patent applications could result in either loss of the patent, or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Any successful challenge to our patents and patent applications could deprive us of exclusive rights necessary for our commercial success. In addition, defending such challenges in such proceedings may be costly. Thus, any patents that we own or in-license may not provide the anticipated level of, or any, protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to develop, manufacture, commercialize, import, or otherwise use our products, services, or technologies.

Some of our patents and patent applications are and, may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such third- party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products, services, or technologies. In addition, we may need the cooperation of any such co-owners of our patents to enforce such patents against third parties, and such cooperation may not be provided to us.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees, and various other government fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent and/or applications and any patent rights we may obtain in the future. While an unintentional lapse of a patent or patent application can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or our patent licensors fail to maintain the patents and patent applications that we in-license, we may not be able to stop a competitor from marketing products, services, or technologies that are the same as or similar to our products, services, or technologies, which would have a material adverse effect on our business, financial condition, results of operations, and prospects.

Changes in U.S. or foreign patent laws or their interpretations could diminish the value of our patents in general, thereby impairing our ability to protect our current and future products, services, or technologies, and could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our current or future patents.

Our ability to obtain patents and the breadth of any patents obtained is uncertain in part because, to date, some legal principles remain unresolved, and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and other countries. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property rights or narrow the scope of our patent protection, which in turn could diminish the commercial value of our products, services, and technologies.

Patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement, and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations.

In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we own or that we might obtain or license in the future. An inability to obtain, enforce, and defend patents covering our proprietary technologies would materially and adversely affect our business, financial condition, results of operations, and prospects.

Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. Changes in patent laws and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them, or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or may obtain in the future. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. In addition, any protection afforded by foreign patents may be more limited than that provided under U.S. patent and intellectual property laws. We may encounter significant problems in enforcing and defending our intellectual property both in the United States and abroad. For example, if the issuance in a given country of a patent covering an invention is not followed by the issuance in other countries of patents covering the same invention, or if any judicial interpretation of the validity, enforceability or scope of the claims or the written description or enablement in a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in other countries, our ability to protect our intellectual property rights in those countries may be limited. We cannot predict future changes in the interpretation of patent laws in the United States and other countries or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

In June 2023, the European Unitary Patent system and the European Unified Patent Court (“UPC”) were launched. European patent applications now have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the UPC. In addition, conventional European patents, both already granted at the time the new system began and granted thereafter, are subject to the jurisdiction of the UPC, unless actively opted out. This was a significant change in European patent practice, and deciding whether to opt-in or opt-out of Unitary Patent practice entail strategic and cost considerations. The UPC provides third parties with a new forum to centrally revoke our European patents and makes it possible for a third party to obtain pan-European injunctions against us. It will be several years before we will understand the scope of patent rights that will be recognized and the strength of patent remedies that will be provided by the UPC. While we have the right to opt our patents out of the UPC over the first seven years of the court’s existence, doing so may preclude us from realizing the benefits of the UPC. Moreover, the decision whether to opt-in or opt-out of Unitary Patent status will require coordinating with co-applicants, if any, adding complexity to any such decision.

The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over our first-in-time patents and other intellectual property protection. We are aware of incidents where such entities have stolen the intellectual property of domestic companies in order to create competing products and we believe we may face such circumstances ourselves in the future. For example, through its “Annual Special 301 Report on Intellectual Property,” the Office of the United States Trade Representative has been reporting on the adequacy and effectiveness of intellectual property protection in a number of foreign countries that are U.S. trading partners and their protection and enforcement of intellectual property rights. Placement of a country on the Priority Watch List indicates that particular problems exist in that country with respect to intellectual property protection, enforcement, or market access for persons relying on intellectual property rights. Countries placed on the Priority Watch List are the focus of increased bilateral attention concerning the specific problem areas. It is possible that we will not be able to enforce our intellectual property rights against third parties that misappropriate our proprietary technology in those countries.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on our products, services, and technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. The requirements for patentability may differ in certain countries, particularly in developing countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third-parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, services, or technologies and, further, may export otherwise infringing products, services, or technologies to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products, services, or technologies may compete with our products, services, or technologies, and our patents or other intellectual property rights may not be effective or sufficient to prevent such competition.

Various companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries may not favor the enforcement of patents and other intellectual property protection, particularly those relating to medical devices and related services and technologies, which could make it difficult for us to stop the infringement of our patents or marketing of competing products, services, and technologies in violation of our intellectual property and proprietary rights. In addition, some jurisdictions, such as Europe, Japan, and China, may have a higher standard for patentability than in the United States, including, for example, imposing a high standard for making claim amendments and for the submission of supplemental experimental data during patent examination. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patent rights at risk of being invalidated or interpreted narrowly, could put our owned or in-licensed patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license. Various countries outside the United States, including certain countries in Europe, India, and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected. In addition, many countries limit the enforceability of patents against government agencies or government contractors. As a result, a patent owner in such countries may have limited remedies in certain circumstances, which could materially diminish the value of such patent. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Further, the standards applied by the USPTO and foreign patent offices in granting patents are not always applied predictably. As such, we do not know the degree of world-wide uniform protection that we will have on our technologies and products in the future.

If we cannot successfully enforce our intellectual property rights, the commercial value of our products, services, or technologies may be adversely affected and our competitive position may be harmed.

Third parties, including our competitors, may currently, or in the future, infringe, misappropriate, or otherwise violate our issued patents or other intellectual property rights, and we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time-consuming, and unsuccessful. We regularly monitor for unauthorized use of our intellectual property rights and, from time to time, analyze whether to seek to enforce our rights against potential infringement, misappropriation, or violation of our intellectual property rights. However, the steps we have taken, and are taking, to protect our proprietary rights may not be adequate to enforce our rights as against such infringement, misappropriation, or violation of our intellectual property rights. In certain circumstances it may not be practicable or cost-effective for us to enforce our intellectual property rights fully, particularly in certain developing countries or where the initiation of a claim might harm our business relationships. We may also be hindered or prevented from enforcing our rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity. Our ability to enforce our patent or other intellectual property rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products, services, or technologies. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product, services, or technologies. Thus, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully enforce our intellectual property rights could harm our ability to compete and reduce demand for our products, services, and technologies. We may in the future become involved in lawsuits to protect or enforce our intellectual property rights. An adverse result in any litigation proceeding could harm our business. In any lawsuit we bring to enforce our intellectual property rights, a court may refuse to stop the other party from manufacturing, commercializing, using or importing the product, service, offering or technology at issue on grounds that our intellectual property rights do not cover, and the other party is not infringing, violating or otherwise misappropriating our intellectual property, through the manufacture, commercialization, use or importation of the product, service, offering or technology in question. Any claims we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate, or otherwise violate their intellectual property rights. If we initiate legal proceedings against a third party to enforce a patent covering a product, service, offering or technology, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from USPTO, or made a misleading statement, during prosecution. Mechanisms for such challenges include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In a patent or other intellectual property proceeding, a court may decide that a patent or other intellectual property right of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims or other intellectual property narrowly or refuse to stop the other party from manufacturing, commercializing, using or importing the product, service, offering, or technology at issue on the grounds that our patents or other intellectual property do not cover the manufacture, commercialization, use, or importation of the product, service, offering, or technology in question. Furthermore, even if our patents or other intellectual property rights are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages and/or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or administrative proceeding could put one or more of our patents or other intellectual property rights at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business, financial condition, results of operations and prospects. Moreover, even if we are successful in any litigation, we may incur significant expense in connection with such proceedings, and the amount of any monetary damages may be inadequate to compensate us for damage as a result of the infringement and the proceedings.

We may become a party to intellectual property litigation or administrative proceedings that could be expensive, time-consuming, and unsuccessful, and could interfere with our ability to develop, manufacture, commercialize, import, or otherwise use our products, services, or technologies.

Our commercial success depends, in part, on our ability to develop, manufacture, commercialize, import, or use our products, services, and technologies without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. Our industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. While we take steps to ensure that we do not infringe upon, misappropriate, or otherwise violate the intellectual property rights of others, there may be other more pertinent rights of which we are presently unaware.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights. The outcomes of such proceedings are uncertain and could have a negative impact on the success of our business. It is possible that U.S. and foreign patents and pending patent applications controlled by third parties may be alleged to cover our products, services, and technologies, or that we may be accused of misappropriating third parties’ trade secrets or infringing third parties’ trademarks. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our products, services, or technologies, including interference proceedings, post grant review, and inter partes review before the USPTO or equivalent foreign regulatory authority. Furthermore, we may also become involved in other proceedings, such as reexamination, derivation, or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. Because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents, which our current or future products, services, or technologies infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid and enforceable, and infringed by the use of our products, services, or technologies, which could have a negative impact on the commercial success of our current and any future products, services, or technologies. If we were to challenge the validity of any such third-party U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. We will have similar burdens to overcome in foreign courts in order to successfully challenge a third-party claim of patent infringement.

Our defense of any litigation or interference proceedings may fail and, even if successful, defending such claims brought against us would cause us to incur substantial expenses and distract our management and other employees. If such claims are successfully asserted against us, we could be forced to pay substantial damages. Further, if a patent infringement or other intellectual property rights-related lawsuit were brought against us, we could be forced, including by court order, to cease developing, manufacturing, commercializing, importing, or using the infringing product, service, or technology. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Although patent, trademark, trade secret, and other intellectual property disputes have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may not be able to obtain licenses on commercially reasonable terms or at all, in which event our business would be materially and adversely affected. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors and other third parties gaining access to the same intellectual property. Ultimately, if we are unable to obtain such licenses or make any necessary changes to our products, services, or technologies, we could be forced to cease some aspect of our business operations, which could harm our business significantly.

A finding of infringement or an unfavorable interference or derivation proceedings outcome could prevent us from developing, manufacturing, commercializing, importing, or using our products, services, or technologies, or force us to cease some or all of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations, and prospects. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. We could encounter delays in product introductions while we attempt to develop alternative products or technologies.

If third parties assert infringement, misappropriation, or other claims against our customers, these claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products, services, or technologies they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products, services, or technologies.

Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit, or otherwise interfere with our ability to make, use, sell, import, and/or export our products, services, or technologies. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us may increase. Moreover, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” purchase patents, and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products, services, or technologies and business operations infringe, misappropriate, or otherwise violate the intellectual property rights of others. These matters can be time-consuming, costly to defend in litigation, divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses or make substantial payments. In addition, we purchase product components, including hardware and software, from suppliers, and the design of these components may be outside of our direct control. These suppliers may not indemnify us in the event that a third party alleges the use of such components infringes its intellectual property rights.

Any lawsuits relating to intellectual property rights could subject us to significant liability for damages and invalidate our intellectual property. Any potential intellectual property litigation also could force us to do one or more of the following:

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stop developing, making, selling, importing, or using products, services, or technologies that allegedly infringe, misappropriate, or otherwise violate the asserted intellectual property right;
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pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing, misappropriating, or otherwise violating;
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redesign those products, services, or technologies that contain the allegedly infringing intellectual property, which could be costly, disruptive, and infeasible; and attempt to obtain a license to the relevant intellectual property rights from third parties, which may not be available on commercially reasonable terms or at all, or from third parties who may attempt to license rights that they do not have;
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lose the opportunity to license our intellectual property rights to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others;
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incur significant legal expenses; or
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pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing, misappropriating, or otherwise violating.

Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, inter partes review, and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our products, services, or technologies. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel, and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity and/or unenforceability, we may lose at least part, and perhaps all, of the patent protection on our products, services, or technologies. Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations, and prospects.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearing, motions, or other interim developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Even if we ultimately prevail, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, even if resolved in our favor, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business. Any of the foregoing may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our core business, and harm our reputation.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property rights.

We may also be subject to claims that our current or former employees, contractors, or other third parties have an ownership interest in our current or future patents, patent applications, or other intellectual property rights, including as an inventor or co-inventor. We may be subject to ownership or inventorship disputes in the future arising, for example, from conflicting obligations of employees, consultants, or others who were or are involved in developing our products, services, or technologies. Although it is our policy to require our employees and contractors who may be involved in the conception or development of inventions to execute agreements assigning such inventions and intellectual property rights therein to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops inventions that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of inventions may not be self-executing, or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership of inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or the right to use, valuable intellectual property rights, and other owners may be able to license their interest in such intellectual property rights to other third parties, including our competitors. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, we may be subject to claims from third parties challenging inventorship or ownership of intellectual property rights we regard as our own, based on claims that our agreements with employees or consultants obligating them to assign their inventions and intellectual property rights therein to us are ineffective or in conflict with prior or competing contractual obligations to assign inventions and intellectual property rights therein to another employer, to a former employer, or to another person or entity. Many of our current and former employees and consultants were previously employed at or engaged by other medical device companies, including our competitors or potential competitors. Some of these employees and consultants have executed with such previous employment or engagements confidential information non-disclosure and non-use agreements and inventions assignment agreements, which may have included non-competition provisions. Although we try to ensure that such employees and consultants do not use or otherwise disclose confidential information or intellectual property rights of others in their work for us without such other person’s consent, we may be subject to claims that we or our current or former employees or consultants have, inadvertently or otherwise, infringed, violated, or otherwise misappropriated the confidential information or the intellectual property rights of these former employers, clients, or other third parties. To the extent that our current or former employees or consultants disclose or use confidential information or intellectual property rights owned by others in their work for us, disputes may arise as to the rights in any related or resulting inventions and litigation may be necessary to defend against these claims. It may also be necessary or we may desire to obtain a license to such third party’s intellectual property rights to settle any such claim; however, there can be no assurance that we would be able to obtain such license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages or a settlement payment, a court could prohibit us from manufacturing, commercializing, using or importing the product, service, or technology features or practicing other intellectual property rights that are essential to our business, which could have a material adverse effect on our competitive position as well as our business, financial condition, results of operations, and prospects. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management and our employees. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with collaborators, partners, services provides, or contractors. A loss of key personnel or their work product could hamper or prevent our ability to develop, manufacture, commercialize, import, or use our products, services, or technologies, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

We depend on certain intellectual property rights that are licensed to us. We may be unsuccessful in licensing or acquiring intellectual property rights from third parties that may be necessary to develop, manufacture, commercialize, import, or use our current and/or future products, services, or technologies.

The “brain stethoscope” EEG sonification technology, which processes data and turns it into sound, that is used in the Ceribell System is protected by intellectual property rights that we in-license from Stanford University. See the section titled “Business—Stanford Agreement.” Our rights to use such intellectual property rights in our business are subject to the continuation of and our compliance with the terms of the license agreements between us and each of our licensors. In addition, the agreements under which we in-license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have in-licensed, or in-license in the future, prevent, or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Despite our best efforts, our current or future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, this could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

A third party may hold intellectual property rights, including patent rights, that are important or necessary to the development, manufacture, commercialization, import or use of our current and/or future products, services, or technologies, in which case we would need to acquire or obtain a license to such intellectual property rights from such third party. A third party that perceives us to be a competitor may be unwilling to license or assign its intellectual property rights to us. In addition, the licensing or acquisition of third-party intellectual property rights is a competitive area, and other companies may also pursue similar strategies to license or acquire such third party’s intellectual property rights. Some of these companies may have a competitive advantage over us due to their size, capital resources and greater development, manufacturing, and commercialization capabilities. We also may be unable to license or acquire third party intellectual property rights on commercially reasonable terms that would allow us to make an appropriate return on our investment, or we may be unable to obtain any such license or acquisition at all. If we are unable to successfully license or acquire necessary third-party intellectual property rights, we may not be able to develop, manufacture, commercialize, import, or use our current and/or future products, services, or technologies, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to protect the disclosure and use of our confidential information and trade secrets, the value of our products, services, and technologies and our business and competitive position could be harmed.

In addition to patent protection, we also rely on other intellectual property rights, including trade secrets, know-how, and/or other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To protect and maintain the confidentiality of our trade secrets and other proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators, and other third parties. We generally enter into confidentiality and inventions assignment agreements with our employees, consultants, and applicable third parties upon their commencement of a relationship with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes, and we may not enter into such agreements with all employees, consultants, and third parties who have been involved in the development of our inventions. Although we generally require all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets.

In addition, despite the protections we place on our intellectual property and our other proprietary rights, monitoring unauthorized use and disclosure by employees, consultants, and other third parties who have access to such intellectual property or other proprietary rights is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. Therefore, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such employees, consultants, advisors, or third parties, despite the existence of our protections, including non-disclosure and use restrictions. These agreements may not provide meaningful protection against the unauthorized disclosure or use or of our trade secrets, know-how, or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how or other proprietary information that we fail to detect. There can be no assurances that such employees, consultants, advisors, or third parties will not intentionally or unintentionally breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by third parties, including our competitors. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that information to compete with us. In addition to contractual measures, we try to protect the confidential nature of our proprietary information by maintaining physical security of our premises and electronic security of our information technology systems. Such security measures may not, for example, in the case of misappropriation of a trade secret by an employee, consultant or other third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee, consultant, or other third party from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully.

If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. The exposure of our trade secrets and other proprietary information would impair our competitive advantages and could have a material adverse effect on our business, financial condition, results of operations, and prospects. In particular, a failure to protect our proprietary rights may allow competitors to copy our products, services, or technologies, which could adversely affect our pricing and market share. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products, services, or technologies that we consider proprietary. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality, non-disclosure, and non-use provisions, and outcomes of such litigation are unpredictable. Enforcing a claim that a party illegally disclosed, used or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. While we use commonly accepted security measures, trade secret violations are often a combination of federal and state law in the United States, and the criteria for protection of trade secrets can vary among different jurisdictions. If the steps we have taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases. Finally, even if we were to be successful on the enforcement of our claims, we may not be able to obtain adequate remedies.

It is also possible that others may independently develop information or technologies that are the same as or similar to our trade secrets or other proprietary technologies and develop products, services, or technologies without obtaining access to our trade secrets or other proprietary information in which case we could not assert any intellectual property rights, including trade secret rights, against such parties in a manner that could prevent legal recourse by us. If we fail to obtain or maintain trade secret protection, or if any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or used by others without our consent or otherwise misappropriated, or if any such information was independently developed by a competitor, or if our competitors obtain our trade secrets or independently develop products, services, or technologies that are the same as or similar to ours, our competitive market position could be materially and adversely harmed.

If our trademarks and trade names are not adequately protected, we may not be able to build brand name recognition in our markets of interest and our competitive position may be harmed.

Our trademarks could be challenged, opposed, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, declared generic or descriptive, or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our company, products, services, or technologies, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Further, there can be no assurance that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations, and prospects.

We rely on our trademarks, trade names, and brand names, such as our Clarity mark, to distinguish our products, services, and technologies from the products, services, and technologies of our competitors, and have registered or applied to register many of these trademarks in the United States and certain countries outside the United States; however, we have not yet registered all of our trademarks in all of our current and potential markets. There can be no assurance that all of our trademark applications will be approved for registration. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties have opposed and may oppose in the future further our trademark applications and may seek to cancel trademark registrations or otherwise challenge our use of the trademarks. Opposition or cancellation proceedings may be filed against our trademark filings in these agencies, and such filings may not survive such proceedings. While we may be able to continue the use of our trademarks in the event registration is not available, particularly in the United States, where trademark rights are acquired based on use and not registration, third parties may be able to enjoin the continued use of our trademarks if such parties are able to successfully claim infringement in court. In addition, opposition or cancellation proceedings may be filed against our trademark applications and registrations and our trademarks may not survive such proceedings. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. Our trademarks or trade names may be infringed, circumvented, declared generic, or determined to be violating or infringing on other marks.

Our products contain third-party open source software components and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products, affect our ability to protect our proprietary information, and subject us to possible litigation.

Our products contain software tools licensed by third parties under open source software licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using such open source software, depending on the type of open source software the licensee uses and how the licensee uses it. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source software licenses, be required to make available the source code of certain of our proprietary software to the public for free. This could allow our competitors to create similar products with less development effort and time and ultimately could result in a loss of product sales and revenue. In addition, some companies that use third-party open source software have faced claims challenging their use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by third parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise our technology platform and systems.

Although we typically review our use of open source software to avoid subjecting our products, services or technology to conditions we do not intend, the terms of many open source software licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products, services or technology. Moreover, our processes for monitoring and controlling our use of open source software in our products, services or technology may not be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our solutions on terms that are not economically feasible, to re-engineer our products, services, or technology, to discontinue the sale of our products, services, or technology if re-engineering could not be accomplished on a timely basis, to pay statutory or other damages to the license holder, or to make generally available, in source code form, our proprietary code, any of which could materially adversely affect our business, financial condition, results of operations, and prospects.

We are subject to certain manufacturing restrictions related to licensed intellectual property rights that were developed with the financial assistance of United States government grants.

Under the Bayh-Dole Act, the federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” in inventions produced with its financial assistance (“Government Funded Inventions”) for its own benefit. The Bayh-Dole Act provides federal agencies with march-in rights (“March-In Rights”), which allows a government agency, in specified circumstances, to require the patent owner or successors in title to the patent directed to such Government Funded Inventions (“Patent Owner”) to grant a “nonexclusive, partially exclusive or exclusive license” to a “responsible applicant or applicants,” which if exercised, would allow such government agency to require such Patent Owner to grant a non-exclusive, partially exclusive, or exclusive license in any field of use to a third-party designated by such agency. The Bayh-Dole Act also provides that the Patent Owner manufacture products embodying the respective Government Funded Inventions domestically in accordance with certain requirements. If this domestic manufacturing requirement is not met, the government agency that funded the relevant grant is entitled to exercise March-In Rights. We are subject to the Bayh-Dole Act with respect to licensed technology that was developed with United States government grants. Such licensed technology is used in our recorders. Further, we cannot be sure that if we acquire intellectual property rights in the future they will be free from government rights or regulations pursuant to the Bayh-Dole Act.

If we own, co-own, or in-license Government Funded Inventions that are critical to our business, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected. Further, the exercise of March-In Rights, the requirement that we grant additional licenses to third parties, or the termination of our license of the relevant technologies could materially adversely affect our business, financial condition, results of operations and prospects. The restrictions of the Bayh-Dole Act may also limit our ability to manufacture our products in locations where it may be otherwise more favorable for us to do so, which could limit our ability to respond to competitive developments or otherwise adversely affect our results of operations. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Risks Relating to Financial and Accounting Matters

Our ability to use our net operating loss carryforwards and other tax attributes may be limited due to certain provisions of the Internal Revenue Code or state tax law.

We have incurred substantial losses during our history and may never achieve profitability. U.S. federal net operating loss carryforwards (“NOLs”) we generated in tax years through December 31, 2017 may be carried forward for 20 years and may fully offset taxable income in the year utilized, and federal NOLs we generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually for tax years beginning after December 31, 2020. As of December 31, 2023, we had NOLs of approximately $105.0 million for federal income tax purposes and $104.8 million for state income tax purposes.

Realization of these NOLs depends on future taxable income, and there is a risk that our existing NOLs could expire unused and be unavailable to offset future taxable income, which could adversely affect our results of operations.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as tax credits) to offset its post-change taxable income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. Transactions that have occurred since our formation, including this offering, may result in an ownership change. We have not conducted a study to determine whether an ownership change would result from this offering. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our effective tax rate may vary significantly from period to period.

Various internal and external factors may have favorable or unfavorable effects on our future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations, or rates, both within and outside the U.S., structural changes in our business, new accounting pronouncements or changes to existing accounting pronouncements, non-deductible goodwill impairments, changing interpretations of existing tax laws or regulations, changes in the relative proportions of revenue and income before taxes in the various jurisdictions in which we operate that have different statutory tax rates, the future levels of tax benefits of equity-based compensation, changes in overall levels of pretax earnings or changes in the valuation of our deferred tax assets and liabilities. Additionally, we could be challenged by state and local tax authorities as to the propriety of our sales tax compliance, and our results could be materially impacted by these compliance determinations.

In addition, our effective tax rate may vary significantly depending on the market price of our common stock. The tax effects of the accounting for share-based compensation may significantly impact our effective tax rate from period to period. In periods in which the market price of our common stock is higher than the grant price of the share-based compensation vesting in that period, we will recognize excess tax benefits that will decrease our effective tax rate. In future periods in which our stock price is lower than the grant price of the share-based compensation vesting in that period, our effective tax rate may increase. The amount and value of share-based compensation issued relative to our earnings in a particular period will also affect the magnitude of the impact of share-based compensation on our effective tax rate. These tax effects are dependent on the market price of our common stock, which we do not control, and a decline in our stock price could significantly increase our effective tax rate and adversely affect our financial condition.

Changes in tax laws or tax rulings could adversely affect our effective tax rates , results of operations and financial condition.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. This challenge will continue to increase as we expand our operations globally. Changes in tax laws, issuance of new tax rulings or changes in interpretations of existing laws could cause us to be subject to additional income-based taxes and non-income-based taxes, including payroll, sales, use, value-added, digital, net worth, property and goods and services taxes, which in turn could adversely affect our results of operations and financial condition. In particular, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, the imposition of minimum taxes or surtaxes on certain types of income, significant changes to the taxation of income derived from international operations, and it may enact further limitations on the deductibility of business interest. For example, on August 16, 2022, the Inflation Reduction Act (the “IRA”) was signed into law in the U.S. Among other changes, the IRA, along with subsequent regulations, imposes a minimum tax on certain corporations with book income of at least $1 billion, subject to certain adjustments, and a 1% excise tax on certain stock buybacks and similar corporate actions.

In addition, many countries in the European Union, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations in the future. We are unable to predict what changes to the tax laws of the U.S. and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any of these or similar developments or changes to tax laws or rulings (which changes may have retroactive application) could adversely affect our effective tax rate and our results of operations and financial condition.

Our venture loan and security agreement contains restrictions that limit our flexibility in operating our business.

We have entered into a venture loan and security agreement, dated as of February 6, 2024, by and among us, Horizon Technology Finance Corporation, as a lender and collateral agent, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (“SVB”), as a lender (the “VLSA”). Concurrent with the VLSA, we also entered into a Loan and Security Agreement with SVB for a senior revolving line of credit of up to $10.0 million (the “Revolving Facility”). As of June 30, 2024, $20.0 million in aggregate principal amount was outstanding under the VLSA, and no amount was outstanding under the Revolving Facility. The VLSA and the Revolving Facility contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

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sell, transfer, lease, or dispose of our assets subject to certain exclusions;
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create, incur, assume, guarantee, or assume additional indebtedness, other than certain permitted indebtedness;
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encumber or permit liens on any of our assets other than certain permitted liens;
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make restricted payments, including paying dividends on, repurchasing, or making distributions with respect to any of our capital stock;
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make specified investments;
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consolidate, merge with, or acquire any other entity, or sell or otherwise dispose of all or substantially all of our assets; and
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enter into certain transactions with our affiliates.

See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations”—“Liquidity and Capital Resources” for more information regarding the covenants under the VLSA and the Revolving Facility. The covenants in the VLSA and the Revolving Facility limit our ability to take certain actions and, in the event that we breach one or more covenants, the lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding of the aggregate principal amount, plus accrued interest, and foreclose on the collateral granted to it to secure such indebtedness. Such repayment could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our cash deposits with financial institutions exceed insured limits.

We maintain the majority of our cash and cash equivalents in accounts with one or more U.S. financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of financial institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial condition.

Risks Relating to Our Common Stock and this Offering

There may not be an active trading market for our common stock, which may cause shares of our common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of common stock you purchase.

Prior to this offering, there has been no public market for our common stock. It is possible that after this offering, an active trading market will not develop or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of common stock at an attractive price or at all. The initial public offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade in the public market, if any, after this offering. The market value of our common stock may decrease from the initial public offering price. Furthermore, an inactive market may also impair our ability to raise capital in the future by selling shares of our common stock.

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:

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the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);
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the last day of the fiscal year following the fifth anniversary of this offering;
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the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
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the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

As a result of our “emerging growth company” status, we may take advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We also are a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our annual report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be adversely affected and more volatile.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting, and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission (the “SEC”) and the exchange on which our securities are listed. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action, and potentially civil litigation.

If we are unable to design, implement, and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to the rules and regulations of the SEC regarding compliance with Section 404 of the Sarbanes-Oxley Act. The process of designing, implementing and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly and complicated. We have in the past identified control deficiencies including material weaknesses and may identify control deficiencies, including material weaknesses in our internal control over financial reporting, in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations, or cash flows. Further, if we identify one or more material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we or, if required, our auditors, are unable to assert that our internal control over financial reporting is effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline, and we could also become subject to investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which could require additional financial and management resources. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our common stock.

We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, prospects, financial condition, contractual restrictions and capital requirements. In addition, our ability to pay cash dividends on our capital stock is limited by the terms of the VLSA, and may be limited by the terms of any future debt or preferred securities we issue or any future credit facilities we enter into. Accordingly, investors must for the foreseeable future rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If our operating and financial performance in any given period does not meet any guidance that we provide to the public, the market price of our common stock may decline.

We may, but are not obligated to, provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If actual circumstances differ from those in our assumptions, our operating and financial results could fall below our publicly announced guidance or the expectations of investors. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or investors generally, or if we reduce our guidance for future periods, the market price of our common stock may decline. Even if we do issue public guidance, there can be no assurance that we will continue to do so in the future.

We will have broad discretion in the use of net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our common stock is expected to be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. Based on the initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $ per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed % of the aggregate price paid by all purchasers of our common stock but will own only approximately % of our total equity outstanding after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

We may require additional capital to support business growth, and this capital might not be available on terms favorable to us, or at all, and may dilute existing stockholders’ ownership of our common stock.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new products, enhance our existing products, enhance our operating infrastructure, potentially expand internationally, and potentially acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations and include covenants or other restrictions that would impede our ability to manage our operations. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, as of June 30, 2024, our executive officers, directors, owners of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 73.5% of our outstanding shares and, upon the closing of this offering, that same group will beneficially own approximately % of our outstanding shares (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options or warrants by others and no purchases of shares of common stock in this offering, including pursuant to the directed share program, by anyone of this group). Therefore, even after this offering, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of June 30, 2024 and assuming (i) the conversion of our outstanding convertible preferred stock as of June 30, 2024 into an aggregate of 45,791,409 shares of our common stock immediately prior to the completion of this offering, (ii) no exercise of the underwriters’ option to purchase additional shares of common stock, and (iii) no exercise of outstanding options or warrants subsequent to June 30, 2024, upon the closing of this offering, we will have outstanding a total of shares of common stock. Of these shares, all of the shares of our common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

We anticipate that we and each of our directors, our executive officers and the holders of substantially all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of June 30, 2024, up to approximately additional shares of common stock will be eligible for sale in the public market, approximately of which shares are owned by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). The representatives of the underwriters may, however, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of June 30, 2024, 13,328,572 shares of common stock that are subject to outstanding options or subject to outstanding warrants will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the market price of our common stock could decline.

After this offering, based upon the number of shares outstanding as of June 30, 2024, the holders of approximately 45.8 million shares of our common stock, or approximately 76% of our total outstanding common stock, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the

Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

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a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;
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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
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the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;
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the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;
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the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval;
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the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or to repeal certain provisions of our amended and restated certificate of incorporation;
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a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
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the requirement that a special meeting of stockholders may be called only by our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and
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advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

Claims for indemnification by our directors, officers, and other employees or agents may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors, officers and certain other employees will provide that:

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We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

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We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
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We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.
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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons.
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We may not retroactively amend our amended and restated bylaws provisions to reduce our indemnification obligations to directors, officers, employees, and agents.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action against us or any of our directors, officers, employees, or agents and arising under the Securities Act. Nothing in our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.

We believe these provisions may benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. However, this choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the choice of forum provision that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition, results of operations, and prospects.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of our common stock regardless of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly results of operations, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, data privacy and security-related events, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors, adverse publicity about the medical device industry, or individual scandals, and, in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of common stock at or above the initial public offering price.

Stock markets experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the market price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our results of operations fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

General Risk Factors

If we engage in acquisitions or strategic partnerships, it may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

From time to time, we may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary offerings, intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

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increased operating expenses and cash requirements;
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the assumption of additional indebtedness or contingent liabilities;
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assimilation of operations, intellectual property, and products of an acquired company, including difficulties associated with integrating new personnel;
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the diversion of our management’s attention from our existing operations in pursuing such a strategic merger or acquisition;
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loss of key personnel and uncertainties in our ability to maintain key business relationships;
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uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or future products and regulatory approvals; and
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our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if we undertake acquisitions or strategic partnerships, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses, and acquire intangible assets that could result in significant future amortization expense. Moreover, we may not be able to locate suitable acquisition or partnership opportunities, and even if we do locate such opportunities, we may not be able to successfully bid for or obtain them due to competitive factors or lack of sufficient resources. This inability could impair our ability to grow or obtain access to technology or products that may be important to the development of our business.

We or the third parties we depend on may be adversely affected by natural disasters and other catastrophic events, and our business continuity and disaster recovery plans may not adequately protect us from a serious natural disaster or other catastrophic event. Any interruption in our operations or the operations of third parties who supply components or other materials for our products may have a material adverse effect on our business, financial condition, results of operations, and prospects.

Severe weather, natural disasters and other catastrophic events, including pandemics or other public health crises (such as the COVID-19 pandemic), earthquakes, tsunamis, hurricanes, floods, fires, explosions, accidents, power outages, cyberattacks, telecommunications failures, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, wars or other conflicts (including wars in Ukraine and the Middle East), sabotage, terrorist attacks, or other intentional acts of vandalism or misconduct could severely disrupt our operations, or the operations of third parties who manufacture or supply components or other materials for our products, and have a material adverse effect on our business, financial condition, results of operations, and prospects.

If a natural disaster or other catastrophic event occurs that prevents us or third-party suppliers or manufacturers from using all or a significant portion of our or their headquarters or other facilities, that damages critical infrastructure or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar catastrophic event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, our corporate headquarters and manufacturing facilities are located in Sunnyvale, California, near major earthquake faults and fire zones. We do not carry earthquake insurance. Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen, and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We are subject to risks from legal and arbitration proceedings that may prevent us from pursuing our business activities or require us to incur additional costs in defending against claims or paying damages.

We may become subject to legal disputes and regulatory proceedings in connection with our business activities involving, among other things, product liability, product defects, intellectual property infringement, employment matters, and/or alleged violations of other applicable laws in various jurisdictions. We may not be insured against all potential damages that may arise out of any claims to which we may be party in the ordinary course of our business. A negative outcome of these proceedings may prevent us from pursuing certain activities and/or require us to incur additional costs in order to do so and pay damages. In addition, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, financial condition, results of operations and prospects. Additionally, the significant increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

The outcome of pending or potential future legal and arbitration proceedings is difficult to predict with certainty. In the event of a negative outcome of any material legal or arbitration proceeding, whether based on a judgment or a settlement agreement, we could be obligated to make substantial payments, which could have a material adverse effect on our business, financial condition, results of operations, and prospects. In addition, the costs related to litigation and arbitration proceedings may be significant, and any legal or arbitration proceedings could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement, causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our insurance may not cover all potential losses or liabilities that may arise.

We are not insured against all potential losses or liabilities that may arise, as insurance coverage may be unavailable, not cost-effective, or subject to significant limitations. For example, we are not insured against business interruptions suffered by third parties that we depend on, environmental liabilities or patent infringement, among other types of risks. Furthermore, no assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. If a loss or liability occurs that is not or not fully covered by insurance, we may be required to pay substantial amounts, which could adversely affect its cash position and results of operations.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

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our ability to attract and retain customers;
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our expectations concerning orders for our products and utilization by existing customers;
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our expectations regarding the potential market size for our products;
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our ability to maintain our competitive technological advantages;
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our plans to develop and release new features for the Ceribell System;
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our plans to expand into new indications;
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our intentions to pursue adjacent and international markets;
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our ability to continue improving our product and technology, including our AI-powered algorithm;
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our commercialization and marketing capabilities and strategies;
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the implementation of our business model and strategic plans for our business and products and technology;
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our relationships with, and the capabilities of, our component manufacturers and suppliers;
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the scope of protection we are able to establish and maintain for intellectual property rights covering our products;
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our ability to effectively manage our growth;
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our anticipated use of proceeds from this offering;
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our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;
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estimates of our expenses, future revenue, capital requirements, our needs for additional financing, and our ability to obtain additional capital; and
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our future financial performance.

We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Market and Industry Data

This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management or third parties. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe the market and industry data included in this prospectus are reliable and are based on reasonable assumptions, these data and the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these estimates, publications, and reports made by third parties or us.

Unless otherwise expressly stated, we obtained such industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.

Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase up to additional shares of common stock), based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $ million, assuming the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds from this offering to fund sales and marketing efforts, fund research and product development activities, conduct or sponsor clinical studies, and for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including government securities and money market funds.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. The terms of our credit, security, and guaranty agreement also limit our ability to pay dividends, and we may enter into additional credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our capital stock. Any future determinations regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend upon then-existing conditions, including our financial condition, results of operations, contractual restrictions, general business conditions, capital requirements, and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents, and our capitalization as of June 30, 2024:

•
on an actual basis;
•
on a pro forma basis, to reflect: (i) the Preferred Stock Conversion; (ii) the elimination of the preferred stock warrant liability following conversion of all of our outstanding warrants exercisable for convertible preferred stock as of June 30, 2024 into warrants exercisable for shares of common stock immediately prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering; and
•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments discussed above, and our receipt of estimated net proceeds from the sale of shares of common stock in this offering at an assumed initial offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Summary Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing.

	As of June 30, 2024
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$24,357	$	$
Notes payable, long-term	$19,438	$	$
Redeemable convertible preferred stock, par value $0.001 per share; 46,831,773 shares authorized, 45,791,409 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$147,412	$	$
Stockholders’ equity (deficit):
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.001 per share; 76,879,683 shares authorized, 14,379,388 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	14
Additional paid-in capital	16,662
Accumulated deficit	(143,951)
Total stockholders’ equity (deficit)	$(127,275)	$	$
Total capitalization	$39,575	$	$

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity (deficit), and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our pro forma as adjusted cash and cash equivalents, additional paid-in-capital, total stockholders’ equity (deficit), and total capitalization by approximately $ million, assuming the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase up to additional shares of common stock at the assumed initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit), total capitalization, and shares of common stock outstanding as of June 30, 2024 would be $ , $ , $ , $ , and shares, respectively.

The number of shares of our common stock to be outstanding after this offering is based on 60,170,797 shares of our common stock outstanding as of June 30, 2024 and reflects the Preferred Stock Conversion.

The number of shares of our common stock to be outstanding after this offering does not include:

•
262,929 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing redeemable convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of June 30, 2024, with a weighted-average exercise price of $3.80 per share;

•
13,065,643 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2024, with a weighted-average exercise price of $1.87 per share;
•
686,501 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2024, with a weighted-average exercise price of $3.69 per share; and
•
shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:
•
shares of our common stock to be reserved for future issuance under the 2024 Plan, which will become effective as of the date immediately preceding the date on which this offering is consummated, as well as any future increases in the number of shares of common stock reserved for issuance under the 2024 Plan;
•
shares of our common stock reserved for future issuance under our EIP, which plan was adopted in April 2024, and which number of shares will be added to the shares of common stock to be reserved for future issuances under the 2024 Plan upon its effectiveness, at which time we will cease granting awards under the EIP; and
•
shares of our common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Dilution

If you purchase shares of our common stock in this offering, your ownership interest will be immediately and substantially diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2024, our historical net tangible book value (deficit) was $(129.6) million, or $(0.01) per share of our common stock. Our historical net tangible book value (deficit) per share represents our total tangible assets less total liabilities and redeemable convertible preferred stock, divided by the aggregate number of shares of our common stock outstanding as of June 30, 2024.

Our pro forma net tangible book value (deficit) as of June 30, 2024 was $ million, or $ per share. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of our common stock outstanding, after giving effect to:

•
the Preferred Stock Conversion;
•
the elimination of the preferred stock warrant liability following conversion of all of our outstanding warrants exercisable for redeemable convertible preferred stock as of June 30, 2024 into warrants exercisable for 262,929 shares of common stock immediately prior to the completion of this offering; and
•
the filing and effectiveness of our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering.

After giving further effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of June 30, 2024 would have been $ million, or $ per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $ per share and an immediate dilution in pro forma net tangible book value to new investors of $ per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our common stock sold in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2024	$(0.01)
Pro forma increase in net tangible book value per share as of June 30, 2024 attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2024
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price, the number of shares we sell, and other terms of this offering that will be determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $ per share and the dilution in pro forma per share to investors participating in this offering by $ per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $ per share and decrease the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $ per share, and each 1.0 million share decrease in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $ per share and increase the dilution in pro forma as adjusted net tangible book value per share to investors participating in this offering by $ per share, in each case assuming the initial public offering price of $ per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase up to additional shares of common stock, the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering would be $ per share, and the dilution in pro forma as adjusted net tangible book value (deficit) per share to investors participating in this offering would be $ per share of our common stock, assuming the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

The following table summarizes, as of June 30, 2024, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, investors participating in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders		%	$	%	$
New investors
Total		100%		$100%

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of shares offered by us would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all stockholders by $ million, assuming the assumed initial public offering price of $ per share of common stock remains the same, before deducting estimated underwriting discounts and commissions.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase up to additional shares of common stock, our existing stockholders would own %, and our new investors would own % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 60,170,797 shares of our common stock outstanding as of June 30, 2024 and reflects the Preferred Stock Conversion.

The number of shares of our common stock to be outstanding after this offering does not include:

•
262,929 shares of our common stock issuable upon the exercise of outstanding warrants, which includes our existing redeemable convertible preferred stock warrants that will convert into warrants exercisable for common stock immediately prior to the completion of this offering, as of June 30, 2024, with a weighted-average exercise price of $3.80 per share;

•
13,065,643 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2024, with a weighted-average exercise price of $1.87 per share;
•
686,501 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2024, with a weighted-average exercise price of $3.69 per share; and
•
shares of our common stock reserved for future issuance under our equity compensation plans, consisting of:
•
shares of our common stock to be reserved for future issuance under the 2024 Plan, which will become effective as of the date immediately preceding the date on which this offering is consummated, as well as any future increases in the number of shares of common stock reserved for issuance under the 2024 Plan;

•
shares of our common stock reserved for future issuance under our EIP, which plan was adopted in April 2024, and which number of shares will be added to the shares of common stock to be reserved for future issuances under the 2024 Plan upon its effectiveness, at which time we will cease granting awards under the EIP; and
•
shares of our common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

To the extent that any outstanding warrants or options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the section titled “Summary Financial Data” and our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause actual results to differ materially from management’s expectations. See the section titled “Special Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future. We are not undertaking any obligation to update any forward-looking statements or other statements we may make in the following discussion or elsewhere in this prospectus even though these statements may be affected by events or circumstances occurring after the forward-looking statements or other statements were made.

Overview

We are a commercial-stage medical technology company focused on transforming the diagnosis and management of patients with serious neurological conditions. We have developed the Ceribell System, a novel, point-of-care electroencephalography (“EEG”) platform specifically designed to address the unmet needs of patients in the acute care setting. By combining proprietary, highly portable, and rapidly deployable hardware with sophisticated artificial intelligence (“AI”)-powered algorithms, the Ceribell System enables rapid diagnosis and continuous monitoring of patients with neurological conditions.

We are initially focused on becoming the standard of care for the detection and management of seizures in the acute care setting, where the technological and operational limitations of conventional EEG systems have contributed to significant delays in seizure diagnosis and suboptimal patient care and clinical outcomes, as well as a high economic burden for hospitals and the healthcare system. By making EEG more accessible and enabling continuous monitoring through the power of AI, the Ceribell System enables clinicians to more rapidly and accurately diagnose and manage patients at risk of seizure in the acute care setting, resulting in improved patient outcomes and hospital and payer economics. As of June 30, 2024, the Ceribell System has been adopted by more than 450 active accounts, ranging from top academic centers to small community hospitals, and has been used to care for over 100,000 patients.

We specifically designed the Ceribell System to address the limitations of conventional EEG in the acute care setting and dramatically improve clinical outcomes of critically ill patients at high risk of seizures. The Ceribell System integrates proprietary, highly portable hardware with AI-powered algorithms to aid in the detection and management of seizures. Our hardware is composed of a disposable, flexible headband and a pocket-sized, battery-operated recorder used to capture and wirelessly transmit EEG signals. The hardware is simple to use and, after approximately one hour of training, can be applied within minutes by any non-specialized healthcare professional. EEG data captured by the recorder is interpreted by our proprietary AI-powered seizure detection algorithm, Clarity, which continuously monitors the patient’s EEG signal and can support the clinician’s real-time assessment of seizure activity.

We are currently focused on becoming the standard of care for the detection and management of seizures in the acute care setting. There are approximately 5,800 acute care facilities in the United States that we believe could benefit from our system. As of June 30, 2024, we employed a team of approximately 70 sales representatives, including Territory Managers (“TMs”), who are responsible for new customer acquisition and onboarding, and Clinical Account Managers (“CAMs”), who focus on ongoing account coverage to increase utilization and further support hospital onboarding. We intend to expand the size of our direct sales organization in the United States to support our efforts to drive further adoption and utilization of the Ceribell System. While our current commercial focus is on the United States, we have received a CE Mark for the Ceribell System in Europe, and in the future we intend to pursue additional regulatory clearances in Europe and elsewhere outside of the United States. We also plan to engage in market access initiatives in attractive international regions in which we see significant opportunity.

We manage all aspects of manufacturing, supply chain, and distribution of the headband and recorder from our facility in Sunnyvale, California. Contract manufacturers in China assemble the Ceribell headband, with final inspection and labelling completed at our facility. We have dual sources for major components of the headband. The components for our recorder are procured from various suppliers and shipped to our facility for final assembly.

Since our inception, we have devoted substantially all of our resources to organizing and staffing our company, research and development activities, obtaining FDA clearance, business planning, raising capital, establishing and maintaining our intellectual property portfolio, conducting direct sales efforts and marketing initiatives, conducting clinical studies and clinical trials, and providing general and administrative support for these operations.

We have experienced rapid growth since we began commercializing the Ceribell System in 2018, expanding our headcount from over 100 employees in 2021 to over 200 employees in 2023, and have generally experienced sequential quarterly revenue growth fueled primarily by growth in our active account base and headband utilization per active account. For the years ended December 31, 2022 and 2023, we recognized revenue of $25.9 million and $45.2 million, respectively, representing year-over-year growth of 74%. For the six months ended June 30, 2023 and 2024, we recognized revenue of $20.5 million and $29.7 million, respectively, representing 45% year-over-year growth. For the years ended December 31, 2022 and 2023, our net loss was $37.2 million and $29.5 million, respectively, and our net cash used in operating activities was $32.0 million and $29.2 million, respectively. For the six months ended June 30, 2023 and 2024, our net loss was $14.1 million and $17.5 million, respectively, and our net cash used in operating activities was $15.1 million and $16.5 million, respectively. As of June 30, 2024, we had an accumulated deficit of $144.0 million. To date, we have funded our operations primarily through proceeds from the sale of shares of our redeemable convertible preferred stock, term loan proceeds, and cash generated from the sale of headbands and subscriptions. As of June 30, 2024, we had $24.4 million in cash and cash equivalents. For the period from our inception through June 30, 2024, we had received aggregate gross proceeds of $151.0 million from sales of our common stock, convertible notes, and redeemable convertible preferred stock and $35.0 million from term loans. In February 2024, we executed a Venture Loan and Security Agreement (“VLSA”) with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (“SVB”), as a lender, and Horizon Technology Finance Corporation (“Horizon”), as a lender and collateral agent of $50.0 million. The Company drew $20.0 million of the $50.0 million term loan commitment at closing with a $30.0 million term loan commitment remaining. The Company used a portion of the proceeds to pay the remaining principal and end-of-term fee of prior term loan as well as the fees associated with the VLSA. Net proceeds were $7.6 million. Concurrent with the VLSA, we also entered into a Loan and Security Agreement with SVB for a senior revolving line of credit of up to $10.0 million (“Revolving Facility”).

Based on our current operating plan, we believe that the estimated net proceeds from this offering, together with the expected cash generated from revenue transactions with customers and our existing cash and cash equivalents, will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We may experience lower than expected cash generated from operating activities or greater than expected capital expenditures, cost of revenue, or operating expenses, and may need to raise additional capital to fund operations, further research and development activities, or acquire, invest in, or in-license other businesses, assets, or technologies.

We have incurred operating losses since the commencement of our operations and we expect to continue to incur losses as we grow and transition to operating as a public company. We have invested heavily in our product development and sales and marketing activities. We intend to make significant investments building our sales and marketing organization by increasing the number of U.S. sales representatives. Our sales and marketing expenses were $31.8 million, $38.9 million, $18.5 million, and $21.3 million for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, respectively. Our general and administrative expenses were $18.5 million, $20.3 million, $9.3 million, and $14.8 million for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, respectively. We expect that our general and administrative expenses will increase in the foreseeable future as we increase our headcount to support the continued growth of our business and as we begin to operate as a public company. We intend to continue to make investments in research and development efforts to develop our next generation products. Our research and development expenses were $7.2 million, $9.0 million, $4.0 million, and $6.3 million for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024, respectively.

Our Business Model

Key Factors Affecting Our Results of Operations and Performance

We believe there are several important factors that have impacted and that we expect will impact our operating performance and results of operations for the foreseeable future. These factors include:

•
Adoption of the Ceribell System in new accounts. As of June 30, 2024, we had over 450 active accounts. We define active accounts as those with an active subscription or recent headband usage, which is typically considered to have occurred during the previous six months. When determining the number of active accounts, we do not count a care facility (such as a hospital) as more than one account, even though the facility may have both an Emergency Department (“ED”) and an Intensive Care Unit (“ICU”) using the Ceribell System. In addition, the headbands used as part of the Ceribell System are designed to be used only once by a single patient, so an active account is expected to purchase multiple headbands to be used as part of the Ceribell System. There are approximately 5,800 acute care facilities in the United States that we believe could benefit from our system. We believe that any facility with either an Intensive Care Unit (“ICU”) or Emergency Department (“ED”) or both in the United States has patients who could benefit from the Ceribell System because the patients arriving at such facilities may experience seizures triggered by the conditions leading them to seek acute medical care, and we identified these acute care facilities because they are expected to have an ICU, ED, or both. We have initially targeted a subset of these acute care facilities through our commercial organization, prioritizing certain facilities based on factors such as geographic characteristics and sales potential. Over time, we expect to target additional acute care facilities as we grow our sales. To penetrate these hospitals, we continue to increase our commercial organization, which, as of June 30, 2024, consisted of approximately 70 sales representatives. This team comprises TMs and CAMs, who are responsible for new account acquisition by engaging with key decision makers to educate them about the value proposition of the Ceribell System. As we seek to increase our account base, we expect that our revenue will increase due to increased utilization of the headbands and therefore increased product revenue, as well as new Clarity subscribers and increased subscription revenue. The rate at which we grow our commercial organization and the speed at which newly hired personnel become effective can impact our revenue growth or our costs incurred in anticipation of such growth.
•
Utilization of the Ceribell System within our existing customer base. Our revenue is impacted by the utilization of the headband component of the Ceribell System within hospitals. Because the headbands used as part of the Ceribell System are designed to be used only once by a single patient, utilization has a direct relationship with our product revenue. Within each hospital, we are initially focused on site onboarding and launch. Currently, many of these patients are not promptly monitored by EEG, as a physician may not be aware of the risk of seizures in a given patient population. Our CAMs work to educate our customers to raise awareness of our technology, non-convulsive seizures, and the risks of delayed treatment because even at facilities with access to the Ceribell System, clinicians may not use Ceribell on all eligible patients if they are not fully aware of the risks of seizures and the benefits of our solution. Once the launch is complete, our CAMs drive greater utilization of the Ceribell System within the hospital by reinforcing our value proposition, increasing disease state awareness, and integrating standard protocols for monitoring the broader set of appropriate patients. CAMs also are focused on expanding the use of our system into additional departments within the hospital. As hospitals and physicians gain exposure to our system, we expect to leverage their experiences to increase usage and establish the Ceribell System as the standard of care for the detection and management of seizures in the acute care setting.
•
Investment in research and development to drive innovation and expand our addressable market. Our research and development initiatives are focused on introducing enhancements, features, and improvements aimed at increasing the value provided by our system for diagnosing and monitoring seizures in the acute care setting. We believe the platform nature of our system enables us to efficiently deploy it for use in other serious neurological conditions beyond seizures, for which we have begun the technical validation process for several additional indications.

Components of our Results of Operations

Revenue

We generate revenue from two recurring sources. Product revenue is generated by the sale of our disposable headbands that are intended for single patient use. Subscription revenue is generated by monthly subscription fees charged to our hospital customers for use of Clarity, recorders, and our portal. Revenue from sales of headbands is recognized at a point in time upon transfer of control of the product. We generally recognize subscription revenue ratably over the related contractual term beginning on the date that the system is made available to a customer. Our revenue fluctuates primarily based on the number of active accounts and the volume of headband usage.

We expect that our revenue will continue to fluctuate from quarter-to-quarter due to a variety of factors, including the potential success of our sales force in expanding adoption of the Ceribell System in new accounts and expanding the utilization of our system in existing accounts. For purposes of managing our business, we do not separately track increases in revenue solely attributable to new accounts. We may experience fluctuations in the number of headbands used by our customers based on seasonal factors that impact the number of patients in the acute care setting. For example, the number of patients in the intensive care unit is typically lower during the summer months.

Cost of Revenue

Cost of revenue consists primarily of the cost of materials and labor to manufacture headbands and depreciation of the manufacturing cost of recorders, as well as third-party hosting fees and personnel-related expenses for our subscription cost of revenue. Cost of revenue also includes expenses related to manufacturing overhead comprising compensation for personnel, manufacturing supervision, facilities, utilities, quality assurance, property tax, and certain direct costs such as tariffs and shipping costs. As we acquire new customers and existing customers increase their use of our product and software, we expect that our cost of revenue will continue to increase.

Gross Profit and Gross Margin

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, have been and will continue to be affected by various factors that may cause gross margins to fluctuate. These include the product mix between product and subscription revenues, potential increases to sales prices, the timing of our acquisition of new customers, renewals of and follow-on sales to existing customers, costs associated with third-party hosting fees, costs associated with third party manufacturing and supply chain purchases of inventory, and other direct costs such as tariffs and shipping. We expect our gross margin to remain relatively constant over the short term and to increase over the long term as we focus on optimizing our manufacturing processes and to the extent our production volume increases, our fixed manufacturing costs would be spread over a larger number of units, thereby reducing our per-unit manufacturing costs. We expect our gross margin to fluctuate from period to period, based upon the factors described above and in the section titled “Risk Factors” included elsewhere in this prospectus.

Operating Expenses

Research and Development

Research and development expenses are incurred in connection with the advancement of the Ceribell System with the goal to improve and expand on our existing system and indications. Research and development expenses consist primarily of engineering, product development, regulatory activities, consulting services, materials, depreciation, and other costs associated with products and technologies being developed. These expenses include employee and non-employee compensation, including benefits, stock-based compensation, supplies, materials, consulting, related travel expenses, and facilities expenses. Our research and development team includes hardware and software engineers with deep expertise in mechanical and electrical engineering, data science, AI, embedded software design, and cloud-based data and security architecture. We invest in research and development efforts with the goal of driving continuous improvements in our current system and solutions and expanding the clinical application of our system and AI algorithms, in the acute care setting and beyond. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized and are recognized as expense as the goods are delivered or as related services are performed.

We record research and development expenses in the periods in which they are incurred. Costs for certain activities, such as clinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.

We expect our research and development expenses to increase as we continue to improve and optimize our algorithm, leverage our platform to expand indications, and develop products for use beyond the acute care setting.

Sales and Marketing

Sales and marketing expenses consist primarily of employee related costs, including salaries, commissions, bonuses, benefits, travel, and stock-based compensation as well as investments in marketing initiatives to increase market awareness of our technology and the prevalence of seizures in critically ill patient populations, including expenses related to travel, conferences, trade shows, and consulting services.

We expect our sales and marketing expenses to increase in the foreseeable future as we continue to increase the size of our sales organization and market penetration in the United States, expand indications, and potentially establish an international presence by pursuing marketing authorizations and engaging in other market access initiatives in international regions in which we see significant potential opportunity. However, we expect sales and marketing expenses to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.

General and Administrative

General and administrative expenses consist primarily of personnel expenses, including salaries, benefits, and stock-based compensation expense for personnel in executive, finance, accounting, commercial operations, legal, human resource, IT, and administrative functions. General and administrative expenses also include direct or allocated expenses for rent and maintenance of facilities and insurance, not otherwise included in research and development expenses, sales and marketing expenses, or cost of revenue, as well as professional fees for legal, patent, and consulting services.

We expect that our general and administrative expenses will increase in the foreseeable future as we increase our headcount to support the continued growth of our business. We also anticipate incurring additional expenses associated with operating as a public company, including increased expenses related to audit, legal, regulatory, compliance, director and officer insurance, investor and public relations, and tax-related services associated with maintaining compliance with the rules and regulations of the SEC and standards applicable to companies listed on a national securities exchange. However, we expect general and administrative expenses to decrease as a percentage of revenue primarily as, and to the extent, our revenue grows.

Interest and Other Income (Expense), net

Interest and other income (expense), net is primarily interest income on our cash and cash equivalents, interest expense on our term loans, and change in the fair value of the warrant liability. Interest expense primarily consists of interest on our term loans and a non-cash interest charge related to amortization of debt issuance costs. Gains and losses related to the change in fair value of the redeemable convertible preferred stock warrant liability issued as a part of our term loans are recognized in the income statement each quarter until the warrants are exercised, expire, or become exercisable into shares of common stock.

Provision for Income Taxes

To date, we have not recorded any U.S. federal or state income tax expense. We have recorded deferred tax assets for U.S. federal income taxes for which we provide a full valuation allowance. These deferred tax assets primarily include net operating loss carryforwards of $28.8 million, capitalized research and development $3.2 million, and of tax credit carryforwards of $1.8 million, as of December 31, 2023, which begin expiring in 2035. We expect to maintain this full valuation allowance for the foreseeable future as it is not more likely than not the deferred tax assets will be realized based on our history of losses.

Results of Operations for the Six Months Ended June 30, 2023 and 2024

The following tables set forth our results of operations for the periods presented and as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Six Months Ended June 30,
	2023	2024	$ Change	% Change
Revenue
Product revenue	$15,797	$22,611	$6,814	43%
Subscription revenue	4,686	7,104	2,418	52%
Total revenue	$20,483	$29,715	$9,232	45%
Cost of revenue
Product cost of goods sold	2,985	3,977	992	33%
Subscription cost of revenue	177	237	60	34%
Total cost of revenue	3,162	4,214	1,052	33%
Gross profit	17,321	25,501	8,180	47%
Operating expenses:
Research and development	3,999	6,254	2,255	56%
Sales and marketing	18,515	21,288	2,773	15%
General and administrative	9,303	14,847	5,544	60%
Total operating expenses	31,817	42,389	10,572	33%
Loss from operations	(14,496)	(16,888)	(2,392)	17%
Interest and other income (expense), net	371	(574)	(945)	NM*

Loss before provision for income taxes	(14,125)	(17,462)	(3,337)	24%
Provision for income taxes	(11)	—	11	(100)%

Net loss	$(14,136)	$(17,462)	$(3,326)	24%

* Not Meaningful

	Six Months Ended June 30,
	2023	2024
Revenue
Product revenue	77%	76%
Subscription revenue	23%	24%
Total Revenue	100%	100%
Cost of revenue
Product cost of goods sold	14%	13%
Subscription cost of revenue	1%	1%
Total cost of revenue	15%	14%
Gross profit	85%	86%
Operating expenses:
Research and development	20%	21%
Sales and marketing	90%	72%
General and administrative	45%	50%
Total operating expenses	155%	143%
Loss from operations	(71)%	(57)%
Interest and other income (expense), net	2%	(2)%
Loss before provision for income taxes	(69)%	(59)%
Provision for income taxes	*	*
Net loss	(69)%	(59)%

* Less than 1%

Comparison of the Six Months Ended June 30, 2023 and 2024

Revenue

	Six Months Ended
	June 30,
	2023	2024	$ Change	% Change
	(in thousands, except percentages)
Product revenue	$15,797	$22,611	$6,814	43%
Subscription revenue	4,686	7,104	2,418	52%
Total revenue	$20,483	$29,715	$9,232	45%

Total revenue increased $9.2 million, or 45%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

The increase of product revenue for the six months ended June 30, 2024, compared to the six months ended June 30, 2023, was primarily driven by an increase in utilization of headbands and resulting headband sales, driven by continued customer education that resulted in increased awareness and adoption of our products.

The increase of subscription revenue for the six months ended June 30, 2024, compared to the six months ended June 30, 2023, was driven by an increase in adoption of subscriptions.

Cost of Revenue

	Six Months Ended
	June 30,
	2023	2024	$ Change	% Change
	(in thousands, except percentages)
Product cost of goods sold	$2,985	$3,977	$992	33%
Subscription cost of revenue	177	237	60	34%
Total cost of revenue	$3,162	$4,214	$1,052	33%

As we continued to scale our business, total cost of revenue increased $1.1 million, or 33%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023.

The increase in cost of goods sold for products was primarily due to an increase in headband sales to new and existing active accounts.

The increase in subscription cost of revenue was primarily due to increased hosting costs for new active accounts for subscriptions and incremental recorder depreciation associated with new subscriptions.

Gross Profit and Gross Margin

	Six Months Ended
	June 30,
	2023	2024	$ Change	% Change
	(in thousands, except percentages)
Gross profit	$17,321	$25,501	$8,180	47%
Gross margin	85%	86%	1%	1%
Product gross profit	12,812	18,634	5,822	45%
Product gross margin	81%	82%	1%	1%
Subscription gross profit	4,509	6,867	2,358	52%
Subscription gross margin	96%	97%	1%	1%

Gross profit increased $8.2 million, or 47%, primarily due to revenue increases and decreased cost of goods sold per unit, as non-variable costs are allocated among a larger number of units.

Operating Expenses

	Six Months Ended
	June 30,
	2023	2024	$ Change	% Change
	(in thousands, except percentages)
Research and development	$3,999	$6,254	$2,255	56%
Sales and marketing	18,515	21,288	2,773	15%
General and administrative	9,303	14,847	5,544	60%
Total operating expenses	$31,817	$42,389	$10,572	33%

Research and Development Expenses

Research and development expenses increased $2.3 million, or 56%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The increase was primarily due to an increase of $1.3 million in personnel and related expenses directly associated with an increase in headcount, as well as an increase of $0.9 million in clinical study and professional expenses.

Sales and Marketing Expenses

Sales and marketing expenses increased $2.8 million, or 15%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The increase was primarily due to an increase of $2.7 million in personnel and related expenses directly associated with an increase in headcount.

General and Administrative Expenses

General and administrative expenses increased $5.5 million, or 60%, for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. The increase was primarily due to an increase of $3.6 million in personnel and related expenses directly associated with an increase in headcount, $1.4 million in professional services including audit, legal, and consultant fees, and $0.5 million in increased software and registration expenses.

Interest and Other Income (Expense), net

Interest and other income (expense), net decreased from $0.4 million income for the six months ended June 30, 2023, to $0.6 million expense for the six months ended June 30, 2024. The decrease was primarily due to a decrease in cash and $0.5 million of related interest income, a $0.2 million increase in interest expense as a result of the new term loan in February 2024, and a $0.2 million increase in expense as a result of the change in fair value of the warrant liability.

Results of Operations for the Years Ended December 31, 2022 and 2023

The following tables set forth our results of operations for the periods presented and as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended December 31,
	2022	2023	$ Change	% Change
Revenue
Product revenue	$20,503	$34,568	$14,065	69%
Subscription revenue	5,419	10,657	5,238	97%
Total revenue	$25,922	$45,225	$19,303	74%
Cost of revenue
Product cost of goods sold	4,194	6,630	2,436	58%
Subscription cost of revenue	236	432	196	83%
Total cost of revenue	4,430	7,062	2,632	59%
Gross profit	21,492	38,163	16,671	78%
Operating expenses:
Research and development	7,243	8,995	1,752	24%
Sales and marketing	31,811	38,922	7,111	22%
General and administrative	18,459	20,287	1,828	10%
Total operating expenses	57,513	68,204	10,691	19%
Loss from operations	(36,021)	(30,041)	5,980	(17)%
Interest and other income (expense), net	(1,141)	588	1,729	NM*

Loss before provision for income taxes	(37,162)	(29,453)	7,709	(21)%
Provision for income taxes	(2)	(11)	(9)	450%

Net loss	$(37,164)	$(29,464)	$7,700	(21)%

* Not Meaningful

	Year Ended December 31,
	2022	2023
Revenue
Product revenue	79%	76%
Subscription revenue	21%	24%
Total Revenue	100%	100%
Cost of revenue
Product cost of goods sold	16%	15%
Subscription cost of revenue	1%	1%
Total cost of revenue	17%	16%
Gross profit	83%	84%
Operating expenses:
Research and development	28%	20%
Sales and marketing	123%	86%
General and administrative	71%	45%
Total operating expenses	222%	151%
Loss from operations	(139)%	(66)%
Interest and other income (expense), net	(4)%	1%
Loss before provision for income taxes	(143)%	(65)%
Provision for income taxes	*	*
Net loss	(143)%	(65)%

* Less than 1%

Comparison of the Years Ended December 31, 2022 and 2023

Revenue

	Year Ended
	December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Product revenue	$20,503	$34,568	$14,065	69%
Subscription revenue	5,419	10,657	5,238	97%
Total revenue	$25,922	$45,225	$19,303	74%

Total revenue increased $19.3 million, or 74%, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

The increase of product revenue for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily driven by an increase in utilization of headbands and resulting headband sales, driven by continued customer education increasing awareness and adoption of our products, and a price increase initiative on headbands that began in the fourth quarter of 2022, which contributed to 12% of the revenue growth.

The increase of subscription revenue for the year ended December 31, 2023, as compared to the year ended December 31, 2022, was driven by an increase in adoption of subscriptions.

Cost of Revenue

	Year Ended
	December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Product cost of goods sold	$4,194	$6,630	$2,436	58%
Subscription cost of revenue	236	432	196	83%
Total cost of revenue	$4,430	$7,062	$2,632	59%

As we continued to scale our business, total cost of revenue increased $2.6 million, or 59%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022.

The increase in cost of goods sold for products was primarily due to an increase in headband sales to new and existing active accounts.

The increase in subscription cost of revenue was primarily due to an increase hosting costs for new active accounts for subscriptions and incremental recorder depreciation associated with new subscriptions.

Gross Profit and Gross Margin

	Year Ended
	December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Gross profit	$21,492	$38,163	$16,671	78%
Gross margin	83%	84%	1%	1%
Product gross profit	16,309	27,938	11,629	71%
Product gross margin	80%	81%	1%	2%
Subscription gross profit	5,183	10,225	5,042	97%
Subscription gross margin	96%	96%	0%	0%

Gross profit increased $16.7 million, or 78% primarily due to revenue increases and decreasing the cost of goods sold per unit, as non-variable costs are allocated among a larger number of units.

Operating Expenses

	Year Ended
	December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Research and development	$7,243	$8,995	$1,752	24%
Sales and marketing	31,811	38,922	7,111	22%
General and administrative	18,459	20,287	1,828	10%
Total operating expenses	$57,513	$68,204	$10,691	19%

Research and Development Expenses

Research and development expenses increased $1.8 million, or 24%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to an increase of $2.0 million in personnel and related expenses directly associated with an increase in headcount. These increases were partially offset by $0.1 million of decreased spending on materials and overhead.

Sales and Marketing Expenses

Sales and marketing expenses increased $7.1 million, or 22%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to an increase of $6.5 million in personnel and related expenses directly associated with an increase in headcount and $0.5 million in marketing and trade show increased expenses.

General and Administrative Expenses

General and administrative expenses increased $1.8 million, or 10%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to an increase of $4.1 million in personnel and related expenses directly associated with an increase in headcount, $2.4 million in professional services including audit, legal, and consultant fees, $1.2 million in increased software, fees, and other facility costs, $0.9 million in stock-based compensation expense, and $0.2 million in other increases. These increases were primarily offset by $6.8 million in decreased stock-based compensation expense due to sales of shares of common stock above fair value by an executive and a member of the Board of Directors in 2022 and a $0.2 million decrease in severance.

Interest and Other Income (Expense), net

Interest and other income (expense), net increased $1.7 million for the year ended December 31, 2023, compared to the year ended December 31, 2022. The increase was primarily due to the extension of our Series C redeemable convertible preferred stock financing round in the third quarter of 2022 that resulted in $50 million in additional cash and related interest income. This increase was offset by an increase in interest expense due to an increase in the interest rate on our venture financing loan.

Quarterly Results of Operations Data

The following tables set forth selected quarterly statements of operations data for each of the four fiscal quarters ended December 31, 2022 and 2023 and the fiscal quarters ended March 31, 2024 and June 30, 2024, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), on the same basis as our audited annual financial statements included elsewhere in this prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. These historical quarterly operating results are not necessarily indicative of our operating results for the full year or any future period.

	Three Months Ended (in thousands)
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Revenue
Product revenue	$3,787	$4,569	$5,554	$6,593	$7,379	$8,418	$8,764	$10,007	$11,035	$11,576
Subscription revenue	997	1,263	1,479	1,680	2,167	2,519	2,847	3,124	3,365	3,739
Total revenue	4,784	5,832	7,033	8,273	9,546	10,937	11,611	13,131	14,400	15,315
Gross profit	3,945	4,768	5,955	6,824	7,981	9,340	9,725	11,117	12,342	13,159
Total operating expenses	13,295	15,095	12,990	16,133	16,062	15,755	16,890	19,497	20,795	21,594
Loss from operations	(9,348)	(10,328)	(7,036)	(9,309)	(8,081)	(6,415)	(7,165)	(8,380)	(8,453)	(8,435)
Net loss	$(9,665)	$(10,722)	$(7,515)	$(9,262)	$(7,918)	$(6,218)	$(7,055)	$(8,273)	$(8,521)	$(8,941)

All values from the statements of operations data, expressed as a percentage of revenue, were as follows:

	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Revenue
Product revenue	79%	78%	79%	80%	77%	77%	75%	76%	77%	76%
Subscription revenue	21%	22%	21%	20%	23%	23%	25%	24%	23%	24%
Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Gross profit	82%	82%	85%	82%	84%	85%	84%	85%	86%	86%
Total operating expenses	278%	259%	185%	195%	168%	144%	145%	148%	144%	141%
Loss from operations	(195)%	(177)%	(100)%	(113)%	(85)%	(59)%	(62)%	(64)%	(59)%	(55)%
Net loss	(202)%	(184)%	(107)%	(112)%	(83)%	(57)%	(61)%	(63)%	(59)%	(58)%

Quarterly Trends

Revenue

Our quarterly revenue increased sequentially in each of the periods presented due primarily to the addition of new customers and revenue growth from expansion within existing customers as a result of increased number of sales representatives, as well as sales price increases.

Cost of Revenue and Gross Margin

Cost of revenue generally increased sequentially in each of the quarters presented, driven by increased sales.

Our quarterly gross margins have fluctuated between 82% and 86% in each period presented.

Operating Expenses

Total operating expenses have generally increased sequentially in each quarter presented with the exception of activity in the quarters ended March 31, 2022, June 30, 2022, and December 31, 2022, when we incurred $3.0 million, $3.2 million, and $0.7 million in stock-based compensation expenses, respectively, related to common stock sales above fair value by one executive and one board member. Operating expenses also decreased in the quarter ended June 30, 2023 due to spend on a national sales meeting that occurred in March 2023. Other sequential increases in total operating expenses were primarily due to increases in personnel-related expenses as a result of increased headcount and other related expenses to support the growth of our business and related infrastructure.

Liquidity and Capital Resources

Since inception, we have financed operations primarily through the net proceeds we have received from the sales of our preferred stock and common stock as well as net proceeds from our term loans and cash generated from the sale of headbands and Clarity subscriptions. We have generated losses from our operations as reflected in our accumulated deficit of $126.5 million as of December 31, 2023, and $144.0 million as of June 30, 2024, and have generated negative cash flows from operating activities for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024.

Our losses primarily resulted from the costs incurred in the development and sales and marketing of our products and providing general and administrative support for our operations. We expect to continue to incur losses in the foreseeable future and to expend significant amounts of cash in the foreseeable future as we continue to scale our business, invest in research and development activities, increase sales and marketing expenses to support commercial expansion, and increase general and administrative expenses to support being a publicly-traded company.

Sources of Liquidity

As of June 30, 2024, our principal sources of liquidity consisted of $24.4 million of cash and cash equivalents and $20.0 million of term loans.

On February 6, 2024, we entered into a VLSA with SVB and Horizon. The VLSA provides a term loan commitment of $50.0 million. We drew $20.0 million of the $50.0 million term loan commitment at closing, which was used to retire our existing debt with Horizon, pay transaction fees, and for general corporate purposes. The remaining $30.0 million term loan commitment consists of three tranches of $10.0 million commitments, expiring on each of December 31, 2024, March 31, 2025, and June 30, 2025. The maturity date of VLSA is March 1, 2029.

The VSLA is secured by all of our assets, excluding intellectual property. There are no financial covenants as long as our net debt (defined as the difference between unrestricted cash and outstanding debt) does not exceed $40 million. Commencing on the last day of the calendar quarter in which our net debt exceeds $40.0 million and continuing until the repayment in full of the obligations (other than any inchoate indemnity obligations), we covenant, as of the last day of each fiscal quarter, to achieve annualized trailing six-month revenue in an amount equal to or no less than our net debt balance. We must also maintain account balances in accounts at or through SVB representing at least fifty percent (50%) of the value of all deposit account balances all financial institutions through the time at which the debt has been repaid in full. Additionally, we shall obtain any business credit card, letter of credit, and cash management services exclusively from SVB. In the event that we breach one or more covenants, each lender's obligation to lend its undisbursed portion of the loan commitment shall terminate and the lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding of the aggregate principal amount, plus accrued interest, and foreclose on the collateral granted to it to secure such indebtedness.

Concurrent with the VLSA, we also entered into the Revolving Facility. The Revolving Facility is secured by our accounts receivable, inventory, and other property, excluding intellectual property. The Revolving Facility matures on February 6, 2026. There are no financial covenants as long as our net debt (defined as the difference between unrestricted cash and outstanding debt) does not exceed $40 million. Commencing on the last day of the calendar quarter in which our net debt exceeds $40.0 million and continuing until the repayment in full of the obligations, we covenant, as of the last day of each fiscal quarter, to achieve a recurring revenue ratio of not less than 1.00:1.00. The recurring revenue ratio is defined as annualized trailing six months of revenue divided by net debt. We may draw amounts up to 85% of the eligible trade receivables. The outstanding principal amount of any advance will accrue interest at a floating rate per annum equal to the greater of the prime rate of interest as published in the Wall Street Journal plus 0.25%, or 6.00%. In the event that we breach one or more covenants, the lender may choose to declare an event of default and require that we immediately repay all obligations.

Funding Requirements

Based on our current operating plan, we believe that the estimated net proceeds from this offering together with the expected cash generated from revenue transactions with customers and our existing cash and cash equivalents, will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. We may experience lower than expected cash generated from operating activities or greater than expected capital expenditures, cost of revenue, or operating expenses, and may need to raise additional capital to fund operations, further research and development activities, or acquire, invest in, or in-license other businesses, assets, or technologies.

Our future capital needs will depend upon many factors, including:

•
the market acceptance of our products;

•
the cost and pace of developing new products and our research and development activities;
•
the scope, timing and costs of supporting sales growth and expansion of our commercial organization;
•
the costs associated with any product recall that may occur;
•
the costs associated with the manufacturing of our products at increased production levels;
•
the costs of attaining, defending, and enforcing our intellectual property rights;
•
whether we acquire third-party products or technologies;
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the terms and timing of any other collaborative, licensing, and other arrangements that we may establish;
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the emergence of competing technologies or other adverse market developments;
•
our ability to raise additional funds to finance our operations;
•
debt service requirements; and
•
the cost associated with being a public company.

If these sources of cash are insufficient to satisfy our liquidity requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations and include covenants or other restrictions that would impede our ability to manage our operations. Our ability to raise additional funds may be adversely impacted by deteriorating global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and fluctuations in interest rates, resulting from factors that include but are not limited to, inflation, the conflict between Russia and Ukraine and other factors, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and interest rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.

Cash Flows

The following table shows a summary of our cash flows for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2022	2023	2023	2024
	(in thousands)		(in thousands)
Net cash used in operating activities	$(32,002)	$(29,159)	$(15,057)	$(16,526)
Net cash used in investing activities	$(1,399)	$(1,763)	$(1,389)	$(1,288)
Net cash provided by (used in) financing activities	$49,805	$(2,818)	$578	$7,676

Operating Activities

Net cash used in operating activities during the year ended December 31, 2022, consisted primarily of our net loss of $37.2 million, non-cash charges of stock-based compensation of $7.9 million driven by the sale of shares of common stock by one executive and one board member, and a net increase in operating assets of $6.1 million, partially offset by a net increase in operating liabilities of $2.2 million. Net operating assets increased due to the timing of the inventory purchases and accounts receivable for the overall increase in sales in the year ended December 31, 2022. Net operating liabilities increased primarily due to increased accrued payroll, bonus, and commissions due to increased headcount.

Net cash used in operating activities during the year ended December 31, 2023, consisted primarily of our net loss of $29.5 million, non-cash charges of stock-based compensation of $2.7 million, and a net increase in operating assets of $6.1 million, partially offset by a net increase in operating liabilities of $2.4 million. Net operating assets increased due to the timing of inventory purchases and accounts receivable for the overall increase in sales in the year ended December 31, 2023. Net operating liabilities increased primarily due to increased accrued payroll, bonus, and commissions due to increased headcount.

Net cash used in operating activities during the six months ended June 30, 2023, consisted primarily of our net loss of $14.1 million, non-cash charges of stock-based compensation of $1.3 million, a net increase in operating assets of $2.4 million, and a net decrease in operating liabilities of $0.5 million. Net operating assets increased due to the timing of inventory purchases and prepaid expenses, capitalized contract costs, and accounts receivable due to the overall increase in sales in the six months ended June 30, 2023. Net operating liabilities decreased primarily due to timing of payments.

Net cash used in operating activities during the six months ended June 30, 2024, consisted primarily of our net loss of $17.5 million, non-cash charges of stock-based compensation of $1.8 million, and a net decrease in operating liabilities of $1.0 million. Net operating liabilities decreased primarily due to timing of payments.

Investing Activities

Net cash used in investing activities during the years ended December 31, 2022 and 2023 was $1.4 million and $1.8 million, respectively, and $1.4 million and $1.3 million for the six months ended June 30, 2023 and 2024, respectively, and consisted of purchases of equipment and recorders provided to customers.

Financing Activities

Net cash provided in financing activities during the year ended December 31, 2022, consisted primarily of $50.0 million in proceeds from the sale of our Series C redeemable convertible preferred stock.

Net cash used in financing activities during the year ended December 31, 2023, consisted primarily of $3.8 million in debt repayment.

Net cash provided in financing activities during the six months ended June 30, 2023, consisted primarily of $0.6 million in proceeds from the exercise of options.

Net cash provided in financing activities during the six months ended June 30, 2024, consisted primarily of $0.6 million in proceeds from the exercise of options, $0.5 million in payments of deferred IPO offering costs, and $7.6 million in net proceeds from debt issuance.

Contractual Obligations and Commitments

Our contractual obligations at June 30, 2024 include:

Debt — Principal payments required on long-term debt outstanding at June 30, 2024, was $20.0 million. Please refer to the section titled “Liquidity and Capital Resources” above for a discussion of changes in commitments.

Operating leases — As of June 30, 2024, estimated contractual obligations for operating lease payments were $3.1 million due within 31 months.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and the disclosure of our contingent liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

See Note 2 to our financial statements elsewhere in this prospectus for information about our significant accounting policies and how estimates are involved in the preparation of our financial statements. We believe the following reflect the critical accounting estimates used in the preparation of our financial statements.

Valuation of Warrants

We have issued freestanding warrants to purchase shares of redeemable convertible preferred stock in connection with our term loans. We classify these warrants as a liability because they contain liquidation features that are not solely within our control. We record the fair value of the warrant on the balance sheet at the inception of such classification and adjust to fair value at each financial reporting date. The changes in the fair value of the warrants are recorded in the statement of operations as a gain or loss. We will continue to adjust the carrying value of the redeemable convertible preferred stock warrant liability for changes in the fair value of the warrants until the earlier of: the exercise of the warrants, at which time the liability will be reclassified to temporary equity or the expiration of the warrant, at which time the entire amount would be reversed and reflected in the statements of operations and comprehensive loss, or the warrants being exercisable for shares of common stock, at which time the liability will be reclassified to equity. Our assumptions with regard to the warrant valuation are based on estimates of the valuation of the underlying preferred stock, volatility, interest rate and such estimates could vary significantly.

Valuation of Common Stock

Prior to the completion of this offering, the fair value of the common stock underlying our stock awards was determined by our board of directors. The valuations of our common stock prior to the completion of this offering were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•
our stage of development;
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our history and the timing of the introduction of new solutions and services;
•
our actual operating results and performance and financial condition, including our levels of available capital resources;
•
current business conditions and projections;
•
the prices, rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;
•
U.S. market and economic conditions;
•
conditions of the U.S. medical device industry;
•
the stock price performance, volatility, and valuation multiples of comparable publicly-traded companies;
•
the likelihood and timing of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;
•
the prices of redeemable convertible preferred stock sold by us to third-party investors in arms-length transactions;
•
recent secondary stock transactions in shares of our preferred and common stock;
•
relevant mergers and acquisitions in targeted industries;
•
the lack of marketability of our common stock; and
•
contemporaneous valuations performed by third-party valuation firms.

Our board of directors determined the income approach and market approach, including the back-solve method, were the most appropriate methods for estimating our enterprise value. Under the income approach, we estimated the value based upon our projected financial performance. Under the back-solve method in the market approach, we estimated the value based upon our prior sales of redeemable convertible preferred stock to unrelated third parties, as well as secondary transactions undertaken in our preferred securities, using the option pricing method (the “OPM”). The back-solve analysis considered the post-transaction liquidation preferences, participation caps, dividends, conversion features, and our capital structure immediately following the closing of each financing round. Other market approaches included analyses based on the valuation of comparable publicly traded companies and mergers and acquisitions observed in related industries. We then applied these derived multiples or values to our financial metrics to estimate our market value.

In addition, we also considered any secondary transactions involving our common stock. In our evaluation of such transactions, we considered the facts and circumstances of each such transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, timing, whether such transactions occurred among willing and unrelated parties, and whether such transactions involved investors with access to our financial information.

For valuations performed prior to September 30, 2023, the allocation of these enterprise values to each part of our capital structure, including our common stock and redeemable convertible preferred stock, was done utilizing the OPM. The OPM treats the rights of the holders of redeemable convertible preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of redeemable convertible preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM back-solve derives the implied equity value of a company from a recent transaction involving our own securities issued on an arms-length basis.

For our valuations performed on and after September 30, 2023, the allocation of these enterprise values to each our share classes was done utilizing the hybrid method. The hybrid method is a hybrid between the probability-weighted expected returns method (the “PWERM”) and the OPM. Using the PWERM, the enterprise value under various exit scenarios including an initial public offering (the “IPO Scenario”) and staying private that considered our estimate of the timing of each scenario and were weighted based on our estimate of the probability of each event occurring. Our equity value under the IPO Scenario was estimated using the market approach based on recent IPO values of comparable companies. The equity value under the IPO Scenario was allocated to our capital stock using an IPO scenario analysis that contemplates the timing, size, valuation, and probability of an IPO event in the future. The stay private scenario estimated our equity value using an income approach based on our financial projections and market approaches based on the valuation of comparable publicly traded companies and mergers and acquisitions observed in related industries. Further, we used the back-solve method under the market approach with respect to the secondary transactions in our redeemable convertible preferred stock. The equity value was then allocated to our capital stock based on the OPM.

After the equity value is determined and allocated to the various share classes, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date of our stock options to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

For valuations after the completion of this offering, the fair value of each share of underlying common stock will be based on the closing price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded.

The intrinsic value of all outstanding options as of June 30, 2024 was approximately $ million, based on an assumed initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover of this prospectus), of which approximately $ million is related to vested options and approximately $ million is related to unvested options.

Valuation of Common Stock Options for Stock-Based Compensation

We maintain an equity incentive plan to provide long-term incentives for employees, consultants and members of the board of directors. The plan allows for the issuance of non-statutory and incentive stock options to employees and non-statutory stock options to consultants and non-employee directors. We are required to determine the fair value of equity incentive awards and recognize compensation expense for all equity incentive awards granted, including employee stock options.

We account for stock-based compensation awards, including stock options to employees and non-employees, based on their estimated grant date fair value. We estimate the fair value of our stock options using the Black-Scholes option-pricing model.

We recognize fair value of stock options, which vest based on continued service, on a straight-line basis over the requisite service period, which is generally four years. For performance-based grants, we estimate when and if they will be earned. If we consider such award to be probable, we recognize expense over the estimated service period, which would be the estimated period of performance. If we do not consider such awards probable of achievement, we recognize no amount of stock-based compensation. There were 165,840 performance-based option awards outstanding as of December 31, 2023 and 305,840 performance-based option awards outstanding as of June 30, 2024. We account for forfeitures as they occur.

Determining the grant date fair value of options using the Black-Scholes option pricing model requires management to make assumptions and judgments. Changes in the assumptions can materially affect the fair value and ultimately the amount of stock-based compensation expense recognized. These inputs are subjective and generally require significant analysis and judgment to develop. Changes in the following assumptions can materially affect the estimate of the fair value of stock-based compensation:

•
Fair Value of Common Stock—The absence of an active market for our common stock requires us to estimate the fair value of our common stock. See “—Valuation Common Stock” above.
•
Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. We estimated the expected term based on an average of the midpoint of the requisite service period and the contractual term, and the historical exercise behavior.
•
Expected Volatility— Since there has been no public market for our common stock and lack of company specific historical volatility, we have determined the share price volatility for options granted based on an analysis of the volatility of a peer group of publicly traded companies. In evaluating similarity, we consider factors such as industry, stage of life cycle, and size.

•
Risk-Free Interest Rate—The risk-free interest rate is calculated using the average of the published interest rates of U.S. Treasury zero-coupon issues with maturities that are commensurate with the expected term.
•
Dividend Yield—The dividend yield assumption is zero, as we have no history of, or plans to make, dividend payments.

The following weighted-average assumptions were used for the Black-Scholes option pricing model:

	December 31,		June 30,
	2022	2023	2023	2024
Expected term (in years)	5.0	5.1	4.9	5.2
Expected volatility	73.4%	75.4%	76.0%	73.6%
Risk-free interest rate	3.1%	4.2%	4.0%	4.5%
Dividend yield	—	—	—	—

Following the completion of this offering, our common stock will be publicly traded and will therefore be subject to potentially significant fluctuations in the market price. Increases and decreases in the market price of our common stock will also increase and decrease the fair value of our stock-based awards granted in future periods.

Based on the assumed initial public offering price per share of $ , which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock options as of June 30, 2024 was $ , with $ related to vested stock options.

See Note 11 to our financial statements included elsewhere in this prospectus for further details.

Recently Issued Accounting Pronouncements

See Note 2 to our financial statements included elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Qualitative and quantitative disclosures about market risk

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of June 30, 2024, we had cash and cash equivalents of $24.4 million. We generally hold our cash in money market funds. We also had variable rate debt of $20.0 million as of June 30, 2024. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. We do not believe that a hypothetical 10% increase or decrease in interest rates during any of the periods presented would have had a material effect on our financial statements included elsewhere in this prospectus.

Financial Institution Risk

Substantially all of our cash and cash equivalents are held with two financial institutions. Cash amounts held at financial institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

Effects of Inflation

Inflation generally affects us by increasing our cost of labor and raw material costs. Inflationary and supply chain pressures may adversely impact our future financial results. Our operating costs have increased and may continue to increase because of these pressures, and we may not be able to fully offset these cost increases by raising prices for products or subscription fees, which could result in downward pressure on margins.

Contract Manufacturing

We have partnered with two contract manufacturers in China to assemble our headband, with final inspection and labeling completed at our facility in Sunnyvale, California. Political instability or the deterioration of trade relations between the United States and China could adversely impact our manufacturing and operations.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period for any other new or revised accounting standards during the period in which we remain an emerging growth company; however, we may adopt certain new or revised accounting standards early. As a result, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies and our financial statements may not be comparable to other public companies that comply with new or revised accounting pronouncements as of public company effective dates. The JOBS Act also exempts us from having to provide an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. We cannot predict if investors will find our shares of common stock less attractive because we may rely on these exemptions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for shares of our common stock and our share price may be more volatile.

Business

Business Overview

We are a commercial-stage medical technology company focused on transforming the diagnosis and management of patients with serious neurological conditions. We have developed the Ceribell System, a novel, point-of-care electroencephalography (“EEG”) platform specifically designed to address the unmet needs of patients in the acute care setting. By combining proprietary, highly portable, and rapidly deployable hardware with sophisticated artificial intelligence (“AI”)-powered algorithms, the Ceribell System enables rapid diagnosis and continuous monitoring of patients with neurological conditions. We are initially focused on becoming the standard of care for the detection and management of seizures in the acute care setting, where the technological and operational limitations of conventional EEG systems have contributed to significant delays in seizure diagnosis and suboptimal patient care and clinical outcomes, as well as a high economic burden for hospitals and the healthcare system. By making EEG more accessible and enabling continuous monitoring through the power of AI, the Ceribell System enables clinicians to more rapidly and accurately diagnose and manage patients at risk of seizure in the acute care setting, resulting in improved patient outcomes and hospital and payer economics. As of June 30, 2024, the Ceribell System has been adopted by more than 450 active accounts, ranging from top academic centers to small community hospitals, and has been used to care for over 100,000 patients.

A seizure is an abnormal burst of uncontrolled electrical activity in the brain which, if left untreated, can result in permanent disability or death. Seizures are often associated with epilepsy, a chronic condition that causes recurring seizures throughout an individual’s life. However, seizures in the acute care setting are also commonly triggered by serious conditions such as brain tumors, traumatic brain injury, stroke, cardiac arrest, and sepsis, among others. In contrast to epileptic seizures which are short in duration and typically involve convulsions, seizures occurring in the acute care setting tend to be longer in duration and are most often non-convulsive, meaning they lack the physical symptoms that are often used to identify seizure activity, which makes empirical diagnosis extremely challenging. This creates a significant unmet need, and it is estimated that up to 92% of all seizures in the ICU are non-convulsive (Claassen 2004).

A seizure lasting longer than five minutes is known as status epilepticus, a serious medical emergency that can lead to mortality or severe and permanent brain damage. Awareness of the severity of status epilepticus has significantly increased over the last decade, with a heightened emphasis on prompt diagnosis and treatment, which are the most important factors in appropriately managing the condition and improving patient outcomes. The overall mortality rate for status epilepticus is approximately 30% (Bogli 2023). Further, patient response rates to first-line anti-seizure medication drop by approximately 30% for every hour medication is delayed from the onset of seizures (Lowenstein 1993). Given the impact of prompt detection on treatment success and outcomes, medical society guidelines emphasize the need for prompt EEG monitoring for patients at risk of status epilepticus.

EEG, a non-invasive test that measures electrical activity in the brain and displays this activity as continuous waveforms, is the only way to definitively confirm a seizure diagnosis. EEG was originally designed for the outpatient setting, primarily for use in the diagnosis and management of epilepsy, where the technology has been used for nearly 100 years (Britton 2016). In the acute care setting, we believe conventional EEG systems are insufficient to meet the needs of critically ill patients as they are unable to provide the speed of diagnosis and continuous monitoring necessary for optimal patient management (Kämppi 2013; Hillman 2013; Gururangan 2016; Vespa 2020; LaMonte 2021; Eberhard 2023; Kozak 2023; Suen 2023). These challenges are the result of multiple inherent bottlenecks in the design of conventional EEG systems and the infrastructure required to administer them. Conventional EEG systems must be operated by specialized EEG technicians who typically work limited hours, are staffed across multiple departments within the hospital, and face a national supply shortage (Ney 2024; Suen 2023; Eberhard 2023; Zafar 2022; Yazbeck 2019). After arrival at the bedside, which is often delayed, EEG technicians must initiate a long, complex, and labor-intensive setup process before EEG recording can begin. The EEG recording must then be interpreted and monitored by specialized neurologists, who face similar workflow and supply shortage issues, and when available, are rarely able to continuously monitor EEG recordings in real-time. These bottlenecks result in delays in both diagnosis and monitoring. This can lead to delayed seizure detection and less informed treatment decisions, which may negatively impact clinical outcomes and have been shown to contribute to a higher cost burden for hospitals and the healthcare system.

We specifically designed the Ceribell System to address the limitations of conventional EEG in the acute care setting and dramatically improve clinical outcomes of critically ill patients at high risk of seizures. The Ceribell System integrates proprietary, highly portable hardware with AI-powered algorithms to aid in the detection and management of seizures. Our hardware is composed of a disposable, flexible headband and a pocket-sized, battery-operated recorder used to capture and wirelessly transmit EEG signals. The hardware is simple to use and, after approximately one hour of training, can be applied within minutes by any non-specialized healthcare professional. The recorder is integrated with a proprietary web-based portal that allows neurologists to remotely access EEG data in real time from any web-enabled device. EEG data captured by the recorder is interpreted by our proprietary AI-powered seizure detection algorithm, Clarity, which continuously monitors the patient’s EEG signal and can support the clinician’s real-time assessment of seizure activity. In May 2023, the latest generation of Clarity became the first and only device to receive 510(k) clearance from the

U.S. Food and Drug Administration (“FDA”) for diagnosing electrographic status epilepticus, and subsequently received a New Technology Add-on Payment (“NTAP”) from the Centers for Medicare and Medicaid Services (“CMS”).

The unique features and capabilities of our system deliver numerous benefits, including:

•
Early seizure detection and improved patient outcomes. The Ceribell System can be deployed in as little as five minutes by any non-specialized healthcare professional with limited training required and continuously monitors the patient for seizure activity, empowering bedside clinicians to make more informed and timely treatment decisions. This results in improved patient outcomes, including shorter hospital stays and reductions in unnecessary administration of anti-seizure medication, intubation and patient transfers.
•
Improved hospital and payer economics. We have demonstrated that the Ceribell System can deliver cost savings for hospitals and payers by decreasing the average hospital length of stay, reducing the over-administration of anti-seizure medication, and reducing unnecessary patient transfers. In addition, confirmed diagnosis of seizures may allow hospitals to receive appropriate reimbursement coding for the more complex and costly management of patients with multiple comorbidities.
•
Reduced strain on key hospital personnel. The Ceribell System reduces reliance on EEG technicians for EEG administration and enables hospitals to better manage technician infrastructure and workflow. Additionally, Clarity allows for better triage of at-risk patients, improves resource allocation, and supports more efficient workflow for neurologists.

We have developed a large body of evidence that supports these clinical and economic benefits, including over 20 peer-reviewed publications and over 65 abstracts and posters. Our growing base of clinical evidence highlights the value of the Ceribell System to all key stakeholders, including patients, clinicians, and hospitals of different types and acuity settings. We believe our base of clinical evidence validates that the quality of Ceribell System recordings are equivalent to conventional EEG, supports the diagnostic accuracy of Clarity, and shows that use of the Ceribell System can result in improved clinical management and care. In addition, our clinical evidence supports that use of the Ceribell System can provide meaningful cost savings to hospitals and payers, appropriate reimbursement coding for the treatment of patients with complex conditions, and reduced strain on hospital personnel. For citations to the studies relating to the clinical evidence noted above in this paragraph, see the section titled “Business—Our Clinical Results and Economic Evidence.”

Given the inherent limitations of conventional EEG systems, we believe that EEG has been significantly underutilized in the detection and management of seizures in the acute care setting. By providing our customers with a tool that can be promptly administered and leveraged to inform treatment decisions at the bedside, the Ceribell System has the ability to meaningfully expand the use of EEG to a significantly broader set of acute care patients who we believe should be monitored for non-convulsive seizures. We define our addressable market opportunity as the approximately three million acute care patients in the United States who we believe should be monitored with EEG each year due to high risk of seizures and an estimated 5,800 acute care facilities that we believe could benefit from the Ceribell system. Based on the average selling prices of the hardware and software components of our solution, we estimate this represents a total annual addressable market opportunity of approximately $2 billion in the U.S. acute care setting. We believe the platform nature of the Ceribell System will enable us to efficiently pursue other serious neurological conditions beyond seizures, including delirium and ischemic stroke, which could represent an incremental, multi-billion-dollar market opportunity.

We are currently focused on becoming the standard of care for the detection and management of seizures in the acute care setting. There are approximately 5,800 acute care facilities in the United States that we believe could benefit from our system. As of June 30, 2024, we employed a team of approximately 70 sales representatives, including Territory Managers (“TMs”), who are responsible for new customer acquisition and onboarding, and Clinical Account Managers (“CAMs”), who focus on ongoing account coverage to increase utilization and further support hospital onboarding. We intend to expand the size of our direct sales organization in the United States to support our efforts to drive further adoption and utilization of the Ceribell System. While our current commercial focus is on the United States, we have received a CE Mark for the Ceribell System in Europe, and in the future we intend to pursue additional regulatory clearances in Europe and elsewhere outside of the United States. We also plan to engage in market access initiatives in attractive international regions in which we see significant opportunity.

We have established a significant competitive advantage through multiple strategic initiatives, including investing substantial resources to create our wholly-owned intellectual property portfolio. As of June 30, 2024, we had 18 issued patents and 24 pending patent applications covering multiple aspects of our hardware and algorithms. We have also invested in building data science and AI capabilities, which would be costly and difficult to replicate. As of June 30, 2024, our system has been used on over 100,000 patients, which we believe to be the largest database of acute care EEG recordings. Finally, we spend a significant amount of time partnering with our customers, including providing onsite training and ongoing education as well as ensuring optimal workflow and IT integration, all of which strengthens our competitive position, customer loyalty, and customer retention.

We invest in research and development efforts with the goal of driving continuous improvements in the Ceribell System, advancing our mission of becoming the standard of care for the detection and management of seizures in the acute care setting, and expanding the clinical application of our system and AI algorithms, in the acute care setting and beyond. Our research and development team includes hardware and software engineers with deep expertise in mechanical and electrical engineering, data science, AI, embedded software design, and cloud-based data and security architecture.

We generate revenue from two recurring sources – the sale of our disposable headbands that are intended for single patient use and a monthly subscription fee charged to our hospital customers for use of Clarity, recorders, and our portal. We have experienced rapid growth since we began commercializing the Ceribell System in 2018, expanding our headcount from over 100 employees in 2021 to over 200 employees in 2023, and have generally experienced sequential quarterly revenue growth fueled primarily by growth in our active account base and headband utilization per active account. We recognized revenue of $45.2 million for the year ended December 31, 2023, compared to revenue of $25.9 million for the year ended December 31, 2022, representing 74% year-over-year growth. We recognized revenue of $29.7 million for the six months ended June 30, 2024, compared to revenue of $20.5 million for the six months ended June 30, 2023, representing 45% year-over-year growth. For the year ended December 31, 2023, we recognized a gross margin of 84.4% and a net loss of $29.5 million, compared to a gross margin of 82.9% and a net loss of $37.2 million for the year ended December 31, 2022. For the six months ended June 30, 2024, we recognized a gross margin of 86% and a net loss of $17.5 million, compared to a gross margin of 85% and a net loss of $14.1 million for the six months ended June 30, 2023.

Our Success Factors

We believe the continued growth of our company will be driven by the following success factors:

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Paradigm-shifting platform technology capable of becoming the standard of care for brain monitoring in the acute care setting. The Ceribell System represents a paradigm-shifting EEG solution for brain monitoring in the acute care setting, a field that has experienced minimal innovation since conventional EEG systems were developed in the 1920s. The Ceribell System was specifically designed to address the shortcomings of conventional EEG systems in the acute care setting. Unlike conventional EEG systems, the Ceribell System provides clinicians with rapid access to EEG, bedside seizure detection, and continuous monitoring, which enables more accurate treatment decisions and improved outcomes for critically ill patients. We believe the Ceribell System is positioned to become the standard of care for the detection and management of seizures in these patients. In the future, we believe the platform nature of the Ceribell System will enable us to efficiently pursue other serious neurological conditions beyond seizures, for which we have begun the technical validation process for multiple indications, including delirium and ischemic stroke. We received Breakthrough Device Designation from the FDA for delirium in September 2022.
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Compelling benefits supported by a robust body of clinical and real-world evidence. The Ceribell System was designed to optimize patient care and hospital workflow through improved EEG access, quicker detection of seizures, continuous monitoring, and improved clinical decision-making. These attributes of the Ceribell System successfully translate into improved clinical care, which has been shown to improve patient outcomes and hospital and payer economics. The clinical and economic benefits of the Ceribell System are supported by a significant body of evidence that includes over 20 peer-reviewed publications and over 65 abstracts and posters. We believe our clinical evidence and real-world case studies will continue to support the adoption of our system.
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Large addressable market opportunity with a significant unmet need. Prolonged seizures, particularly non-convulsive seizures, are highly prevalent in critically ill patients in the acute care setting and are associated with significant morbidity and mortality (Herman 2015; DeMarchis 2016; Laccheo 2015). While conventional EEG can be used to detect seizures in these patients, the inherent limitations of conventional EEG systems have resulted in a significant underutilization of this necessary and often lifesaving technology. By providing hospitals with 24/7 bedside assessment and continuous monitoring of seizure activity, the Ceribell System enables hospitals to promptly and more appropriately care for critically ill patients. We believe that the Ceribell System can expand the use of EEG to the approximately three million acute care patients in the United States who we believe should be monitored with EEG each year due to high risk of seizures, representing an approximately $2 billion annual addressable market opportunity. In addition, we believe that future indication and geographic expansion opportunities could represent an incremental, multi-billion-dollar market opportunity.
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Recurring, predictable and scalable revenue model with attractive gross margins. We generate revenue primarily from two recurring sources – the sale of our single use, disposable headbands and a monthly subscription fee for the use of Clarity, recorders, and our portal. Once we onboard an account, we have historically observed high retention rates. We believe that our track record of customer retention and our recurring revenue model improve the predictability of our revenue. Both our disposable headband and subscription revenue streams offer significant visibility and produce high gross margins. For the six months ended June 30, 2024, we generated gross margin of 86%, with subscription gross margins of 97%. We have also developed a highly scalable commercial model that combines TMs focused on new customer adoption and onboarding and

CAMs focused on driving utilization with limited case coverage support required, which we believe will support efficient growth and greater operating leverage. We believe the attractive attributes of our business model will allow us to continue to invest in growth initiatives while driving the company towards profitability.
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Strong competitive position with first mover advantage. We have deployed a wide range of strategies to strengthen our competitive advantage. We have invested sizeable resources in developing a comprehensive and wholly-owned intellectual property portfolio, which, as of June 30, 2024, included 18 issued patents and 24 pending patent applications covering multiple aspects of our hardware and algorithms. Additionally, we have invested in building data science and AI capabilities, which would be costly and difficult to replicate. As of June 30, 2024, our system has been used in over 100,000 patients and, through these efforts, we have amassed a large database of acute care EEG recordings, including over 800,000 hours of data. Portions of this database have been used to inform our proprietary, AI-powered algorithm for seizure detection and will enable us to develop algorithms for indications beyond seizures. We have also established a sophisticated onboarding program, which includes onsite training and ongoing education as well as workflow and IT integration, all of which help to build customer loyalty and strengthens our competitive position and customer retention.
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Established reimbursement. The Ceribell System enables our customers to operate under the existing reimbursement structure for EEG, which has well-established reimbursement levels via the Medicare Severity Diagnosis Related Group (“MS-DRG”) classification system and Current Procedural Terminology (“CPT”) codes. Given the wide variety of underlying acute conditions that may lead to seizures in critically ill patients, use of our system is reimbursed across a large and diverse base of MS-DRGs. As a result, we believe that our system is less subject to targeted reimbursement changes to individual MS-DRGs. In addition, our newest Clarity algorithm is the first neurodiagnostic to achieve both Breakthrough Device Designation from the FDA and an NTAP from CMS. For eligible patients, the NTAP enables hospitals to receive additional reimbursement for each qualifying inpatient admission during which the new Clarity algorithm is used.
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Experienced leadership team. Our senior management team consists of industry professionals with deep industry expertise across various disciplines, including medical technology, sales and marketing, engineering, data science, and manufacturing.

Our Growth Strategies

Our mission is to establish the Ceribell System as the standard of care for EEG in the acute care setting and help clinicians save patient lives. The key elements of our growth strategy include:

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Increase adoption of the Ceribell System by new accounts. There are approximately 5,800 acute care facilities with an Intensive Care Unit (“ICU”) or Emergency Department (“ED”) or both in the United States that we believe could benefit from the Ceribell System because the patients arriving at such facilities may experience seizures triggered by the conditions leading them to seek acute medical care. We have initially targeted a subset of these acute care facilities through our commercial organization, prioritizing certain facilities based on factors such as geographic characteristics and sales potential. Over time, we expect to target additional acute care facilities as we grow our sales. As of June 30, 2024, we have successfully deployed our system to more than 450 active accounts, ranging from top academic centers to small community hospitals. We believe that all acute care facilities in the United States can benefit from the Ceribell System, and our goal is to establish our system as the standard of care for the detection and management of seizures in critically ill patients. To drive further adoption of our system, we plan to continue to expand our commercial infrastructure by adding both TMs, who focus on new account acquisition and onboarding, and CAMs, who focus on ongoing account coverage to increase utilization and further support hospital onboarding. Our commercial team engages with customers to communicate the value proposition of the Ceribell System, leveraging our large base of clinical evidence.
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Drive utilization of the Ceribell System within our existing customer base. We believe there are approximately three million acute care patients in the United States who should be monitored with EEG each year due to high risk of seizures. Currently, many of these patients are not promptly monitored by EEG, as a physician may not be aware of the risk of seizures in a given patient population. Our CAMs work to educate our customers to raise awareness of our technology, non-convulsive seizures, and the risks of delayed treatment because even at facilities with access to the Ceribell System, clinicians may not use Ceribell on all eligible patients if they are not fully aware of the risks of seizures and the benefits of our solution. Since implementing this approach in July 2021, we have demonstrated success in meaningfully increasing utilization within our active accounts. In particular, between July 1, 2021 and June 30, 2024, the number of headbands used per active account has approximately doubled.
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Continue to drive awareness of seizures in the acute care setting. We continue to focus on increasing awareness of the prevalence of seizures in critically ill patient populations among intensive care and emergency medicine clinicians in the acute care setting. Based on our experience, many providers underappreciate the full spectrum of underlying conditions that may result in non-convulsive seizures, which generally cannot be reliably diagnosed on an empirical basis. We also aim to educate providers on the importance of prompt diagnosis and treatment of seizures, including the relevant medical society guidelines that recommend EEG be applied promptly when status epilepticus is suspected and in various conditions in which the risk of status epilepticus is high. We work to achieve these objectives by directly engaging with clinicians, investing in marketing initiatives, and supporting clinical research that validates the importance of early diagnosis and treatment of status epilepticus.
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Invest in further growing our base of clinical evidence. Clinical evidence is an important driver of our customers’ decision-making process, and we are committed to continuing to build upon the foundation of evidence that supports our value proposition. We conduct our own clinical studies and provide support for independent investigator-initiated trials that evaluate different aspects of our system. For example, although the outcomes of clinical trials cannot be guaranteed, we are sponsoring and supporting studies to validate the impact of our system on patient outcomes and to demonstrate the reliability and diagnostic utility of Clarity, with a focus on studies that validate speed of EEG setup, ease-of-use, diagnostic accuracy, enhanced clinician confidence in treatment decisions, improved patient outcomes, and hospital and payer economics.
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Continue to improve and innovate our system for use in seizures. Our research and development initiatives are focused on introducing enhancements, features, and improvements aimed at increasing the value provided by our system for diagnosing and monitoring seizures in the acute care setting. We have introduced multiple iterations of our Clarity seizure detection algorithm, increasing both the sensitivity and specificity of the algorithm since the initial introduction, and expect to continue to drive further improvements of Clarity in the future. We are also investing in expanding the indicated age range of Clarity to include individuals below the age of 18, so that we can bring the benefits of AI-powered seizure detection and continuous monitoring to younger patients, who are already able to benefit from rapid EEG access provided by our proprietary hardware. In addition, we have received 510(k) clearance for and are continuing to develop a headset that will be able to accommodate a head size range appropriate for neonate and infant patients, which have different needs than adult and pediatric patients. We believe that these innovations have the potential to increase the utilization of our system within our established customer base.
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Expand into new indications and clinical use cases beyond seizures. We believe EEG offers one of the richest datasets of brain activity. While the clinical use of EEG has historically been limited to the identification of seizures, EEGs have been scientifically demonstrated to aid in the detection of a wide variety of other neurological conditions. We intend to leverage our proprietary database of over 800,000 hours of acute care EEG recordings as of June 30, 2024 and our data science and AI capabilities to identify patterns in EEG waveforms that may allow us to expand the use of our system to other indications, both in the acute care setting and beyond. We have begun the technical validation process for several indications in the acute care setting. In September 2022, we received FDA Breakthrough Device Designation for the detection and monitoring of delirium, a common condition in the acute care setting characterized by episodes of confusion and disorientation that affects more than seven million hospitalized patients in the United States annually according to the American Delirium Society. We have also initiated technical and clinical work to develop an algorithm that may allow for earlier triage of stroke. We believe these indications would be accessible using our existing hardware platform and commercial infrastructure and significantly expand our total addressable market.
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Pursue adjacent and international markets. There are approximately 5,800 acute care facilities in the United States that we believe could benefit from our system. We believe that our system offers compelling benefits to other types of institutions beyond this core market. These other opportunities for adjacent expansion include hospitals affiliated with the Veteran Affairs (“VA”) system and the Department of Defense (“DoD”), children’s hospitals, and long-term acute care facilities. In the future, we plan to establish our presence internationally. While our current commercial focus is on the United States, we have received a CE Mark for the Ceribell System in Europe, and in the future we intend to pursue additional regulatory clearances in Europe and elsewhere outside of the United States. We also plan to engage in market access initiatives in attractive international regions in which we see significant opportunity.

Market Overview

Overview of Seizures in the Acute Care Setting

A seizure is an abnormal burst of uncontrolled electrical activity in the brain that causes a range of clinical symptoms and, if undetected and left untreated, can be life threatening. Seizures generally manifest as a result of an underlying condition, which may be a chronic disorder such as epilepsy or a response to a serious, acute condition, such as brain tumors, traumatic brain injury, stroke, cardiac arrest, and sepsis, among others.

Epileptic seizures are characterized by temporary loss of awareness and disturbances of movement, including twitching or convulsions, and typically last between 30 seconds and two minutes. On the other hand, seizures in critically ill patients are longer in duration and most often non-convulsive, meaning they lack the typical physical symptoms of convulsive seizures. These seizures are common in the acute care setting, which includes the ICU and emergency departments (“EDs”). The table below presents the estimated prevalence of seizures associated with various conditions common in the acute care setting:

Acute Condition	Estimated Prevalence of Seizures (1)
Following Convulsive Status Epilepticus	48%
Hypoxic-Ischemic Encephalopathy Following Cardiac Arrest	10-59%
Sepsis-Associated Encephalopathy	32%
Brain Tumors	23-37%
Moderate-to-Severe Traumatic Brain Injury	18-33%
Recent Neurosurgical Procedures	23%
Intraparenchymal Hemorrhage	16-23%
Acute Ischemic Stroke	6-27%
Aneurysmal Subarachnoid Hemorrhage	10-19%
Unexplained Altered Mental Status	8-10%
(1) Herman, S.T., et al. (2015) J Clin Neurophysiol. 32(2):87-95

A seizure lasting longer than five minutes is known as status epilepticus, which is a serious medical emergency that can lead to severe long-term cognitive disability or death. The severity of status epilepticus is comparable, and in some cases higher, than other medical emergencies impacting patients in the acute care setting.

Status Epilepticus As Compared to Other Serious Conditions

	Sepsis	In-Hospital Stroke	Cardiac Arrest	Status Epilepticus
Estimated Annual Inpatient Deaths	217,300 (1)	55,000 (2)	22,400 (2)	30,000 (3, 4)
In-Hospital Mortality Rate	16% (1)	6-10% (5, 6, 7)	63% (2)	30% (8)
Average Age of Onset	67 (9)	65 (10)	63 (11)	40 (12)
(1) Agency for Healthcare Research and Quality, Statistical Brief #122, October 2011
(2) Martin S. S., et al .(2024) Circulation. 149:e347–e913
(3) Lu, M., et al. (2020) Epilepsy Behav. 112:102459
(4) Sutter, R., et al. (2017) Eur J Neurol, 24:1156-1165
(5) Hammond, et al. (2020) Stroke. 51:2131–2138.
(6) Ovbiagele, B., et al. (2010) Stroke. 41(8):1748-1754
(7) Salah, H. M., et al. (2022) Am Heart J. 243:103-109
(8) Bogli, S.Y., et al. (2023) Epilepsia. 64:2409-2420
(9) Rhee, C., et al. (2017) JAMA. 318(13):1241-1249
(10) Neves, G., et al. (2022) eNeurologicalSci. 26: 1000392
(11) Khosla, S., et al. (2022) Circulation. 146:A257
(12) Dham, B., et al. (2014) Neurocrit Care. 20, 476-483

Prompt detection and treatment of status epilepticus are crucial for improving patient outcomes, similar to the management of these other conditions, wherein early detection and treatment result in significantly improved outcomes. At the same time, we believe that, unlike sepsis, stroke, and cardiac arrest, most hospitals do not have defined protocols for identifying and treating status epilepticus. Multiple studies have established that morbidity and mortality rates for status epilepticus are strongly correlated to seizure duration. Young, et al. demonstrated that increased seizure duration is associated with poorer outcomes, and that seizures lasting longer than 20 hours result in an 85% mortality rate. In addition, Payne, E.T., et al. showed neurological decline in 98% of pediatric patients with 12 or more minutes of seizures in any one-hour window, and De Marchis, G.M., et al. demonstrated that subarachnoid hemorrhage patients were 10% more likely to have severe disability and mortality at three months for every hour of seizure. Response rates to first-line anti-seizure medication are significantly higher when administered promptly following the onset of seizures. Lowenstein, D. H., et al. showed an 80% response rate to first-line anti-seizure medication when administered within 30 minutes of seizure onset, compared to a response rate of only 40% when first-line treatment was delayed by only two hours.

Given the impact of prompt detection on treatment success and outcomes, medical society guidelines emphasize the need for prompt EEG monitoring for patients at risk of status epilepticus. For example, the Neurocritical Care Society (“NCS”) guidelines recommend continuous EEG monitoring within 15-60 minutes of onset of seizure for treatment of status epilepticus. Further, guidelines from the American Heart Association (“AHA”) and American Stroke Association (“ASA”) have confirmed the importance of EEG monitoring for certain cardiac arrest and stroke patients who are at high risk of seizures. In addition to the importance of prompt detection, continuous monitoring for seizure activity is critical to the successful management of patients, as status epilepticus may continue or reemerge even after treatment with anti-seizure medication is administered.

Challenges of Managing Seizures in the Acute Care Setting

Seizures in the acute care setting are particularly challenging to detect and often go undiagnosed given they predominantly present as non-convulsive. It is estimated that up to 92% of all seizures in the ICU are non-convulsive (Claassen 2004). EEG, which measures electrical activity in the brain, is the only test that can definitively confirm a seizure diagnosis and is critical for making informed treatment decisions. EEG converts electrical brain activity to visual, continuous waveforms, which must be interpreted by a specially trained neurologist, such as an epileptologist or neurophysiologist, to detect seizures or other neurological conditions.

Image of EEG Waveforms

Conventional EEG System and Electrodes Placement

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Conventional EEG systems consist of reusable or single-use electrodes, which are manually attached to the patient’s scalp, and capital equipment, which includes an amplifier, computer module, and display device for transmitting, recording, and displaying the EEG data. Conventional EEG systems were originally designed in the 1920s for use in the outpatient setting, primarily for the diagnosis and management of epilepsy. As such, they were designed with the goal of understanding the precise region of the brain in which seizure activity occurs, rather than to achieve a rapid seizure diagnosis.

In the acute care setting, rapid diagnosis and continuous monitoring are necessary for optimal patient management. While conventional EEG systems are also used in the acute care setting, the inherent limitations of these systems in the acute care setting have contributed to significant delays in seizure diagnosis and suboptimal patient care (such as lack of timely treatment of seizures, administration of unnecessary medication and unnecessary hospital transfers) and clinical outcomes (such as increased risk of mortality, neuronal damage, and refractoriness (the likelihood a seizure persists despite appropriate intervention) from untreated or delayed treatment of seizures, longer hospital stay and greater functional disability) (See, e.g., Gururangan 2016; Yazbeck 2019; Vespa 2020; Desai January 2024). These limitations, which include long and manual processes that must be performed by specialized personnel, contribute to delayed, and in some cases outright lack of, access to EEG. For a discussion of studies evaluating patient care and clinical outcomes with conventional EEG systems compared to the Ceribell System in the acute care setting, see “Business—Our Clinical Results and Economic Evidence.”

Conventional EEG systems require set up by specialized EEG technicians who must undergo advanced training and obtain certifications. Nationally, there is a shortage of such technicians, and the infrastructure costs required to staff technicians 24/7 are generally too high for all but the largest and most well-funded medical centers. In most community-based hospitals, EEG technicians are generally only staffed during normal daytime business hours from Monday through Friday. This results in significant gaps in EEG coverage. For example, a hospital that has EEG technicians available for its ICU from 9:00am to 5:00pm Monday through Friday (i.e., 40 hours a week) would lack EEG coverage for 76% of each week (80 hours on weekdays, plus 48 hours on weekends). On-call services may be available outside of standard business hours, but utilizing these services results in additional delays in EEG access and incremental costs as a result of overtime pay. While large academic hospitals may provide greater EEG coverage, general workflow limitations may still result in significant delays in EEG access. Moreover, we believe that many EDs do not use EEGs as a standard practice given the significant delays in access to EEG.

Conventional EEG systems consist of large and cumbersome capital equipment which is generally not stored in the acute care setting due to space constraints and, as such, must be located and transported to the patient. When the EEG technician finally arrives at the bedside with the equipment, the setup process is long, complex, and labor-intensive. The EEG technician will measure the patient’s head to determine electrode placement, then manually part the patient’s hair, scrub the skin to remove dead skin cells, apply a conductive gel to form electrical connectivity between the skin and the EEG electrode and then tape the electrode to the patient’s skin. This process is repeated for each individual electrode and typically takes up to 30 minutes to complete (Ledwidge 2018). The combination of these factors can result in multi-hour, or even multi-day, delays in EEG administration and interpretation in the acute care setting. For example, Vespa et al., which examined five top academic centers with 24/7 EEG technician coverage, found that median conventional EEG arrival and set up time was 2.8 hours and 4.8 hours during business hours and after-hours, respectively, which is significantly longer than recommendations from NCS guidelines and deviates from the needs of patients at risk of seizure. Further, at non-academic, community hospitals, patients who experience status epilepticus may see further delays in receiving an EEG due to staffing limitations.

Once EEG signal is acquired, the recording must be interpreted by a specially trained neurologist. Similar to EEG technicians, there is a nationwide shortage of neurologists, with demand estimated to exceed supply by almost 20% by 2025 (Dall 2013). EEG interpretation is a complicated and time-consuming task, as each page of EEG data typically only represents 15 seconds of brain activity. Neurologists are not always immediately available to interpret urgent EEG requests, further contributing to delays in diagnosis. A peer-reviewed publication of survey results from 97 respondent hospitals showed a majority of physicians at such hospitals reviewed EEG results only twice or less a day, and only 5% of such hospitals continuously reviewed EEGs records (Gavvala 2014). When neurologists only review EEGs periodically, diagnosis of seizures that emerge after initial review can be delayed and can restrict the clinician’s ability to provide optimal care.

Due to the delays in diagnosis caused by the many inherent limitations of conventional EEG, bedside clinicians are often left with three unappealing choices – wait until an EEG test is administered and a diagnosis is made to treat the patient, treat the patient empirically without the benefit of EEG data, or transfer the patient to a better equipped facility. The decision to delay treatment for hours until EEG is administered would likely result in poor outcomes, such as long-term cognitive impairment or even death, if the patient is indeed experiencing status epilepticus. The decision to treat empirically without an EEG creates the potential for unnecessary treatment with anti-seizure medication, likely resulting in preventable intubation and increased length of stay. In addition, treating the patient prophylactically runs counter to medical society guidelines published by both the AHA and ASA given the potential for unnecessary comorbidities. The decision to transfer a patient to another institution would result in further delays in potentially necessary treatment and will result in increased costs related to transporting the patient. None of these choices is appealing to clinicians as they are likely to result in poor clinical outcomes for the patient as well as imposing cost burdens on the hospital and payers.

For citations to the studies relating to the benefits of the Ceribell System discussed above, see the section titled “Business—Our Clinical Results and Economic Evidence.”

Our Addressable Market Opportunity in Seizures

Given the inherent limitations of conventional EEG systems, we believe that EEG has been significantly underutilized in the detection and management of seizures in the acute care setting. By providing our customers with a tool that can be promptly administered and leveraged to inform treatment decisions at the bedside, we believe the Ceribell System has the ability to meaningfully expand the use of EEG to a significantly broader set of acute care patients who should be monitored due to high risk of seizures. Based on the experiences of several hospital customers that have studied the impact of the Ceribell System on their institutions as reported in Eberhard 2023 and Shivamurthy 2023, we believe that adoption of the Ceribell System will drive an increase in EEG testing volumes.

Our total addressable market opportunity of an estimated $2 billion represents the potential opportunity from the sale of single-use headbands, as well as the potential opportunity from the sale of the Ceribell system hardware and subscriptions to recorders, Clarity and our portal, in each case to acute care facilities. The potential opportunity from the sale of single-use headbands reflects an estimated three million acute care patients in the United States who we believe should be monitored with EEG each year due to high risk of seizures based on clinical literature and medical society guidelines and the potential opportunity from the sale of the Ceribell system and subscriptions reflects an estimated 5,800 acute care facilities that we believe could benefit from the Ceribell system for such patients. We arrived at the patient number estimate by analyzing data about the annual number of and reasons for ED visits in the United States from the National Inpatient Sample and National Emergency Department Sample. Based on these data, we estimated the number of patients who visit the ED with conditions where seizure is a common comorbidity, including those with a history of prior seizure, stroke or severe sepsis with altered mental state, unexplained and persistent altered mental state, moderate or severe traumatic brain injury, and cardiac arrest with return of spontaneous circulation. We then estimated the percentage of such patients who we believe could benefit from the Ceribell system, based on estimates of the prevalence of seizure in these conditions, and multiplied the number of such patients by the average selling price of our headbands. We estimated the potential opportunity from the sale of Ceribell system hardware and subscriptions to recorders, Clarity and our portal by multiplying 5,800, the number of U.S. acute care facilities that we believe could benefit from our system based on information from Definitive Healthcare and the National Emergency Department Inventory, by the average selling prices of our hardware and subscriptions.

While our current commercial focus is on the United States, we have received a CE Mark for the Ceribell System in Europe, and in the future we intend to pursue additional regulatory clearances in Europe and elsewhere outside of the United States. We also plan to engage in market access initiatives in attractive international regions in which we see significant opportunity. We believe acute care EEG monitoring is also underutilized worldwide and that a significant opportunity exists for the Ceribell System to improve patient care and neurologic monitoring.

Other Potential Opportunities Beyond Seizures

In the future, we intend to leverage our proprietary database of EEG recordings and our data science and AI capabilities to identify patterns in EEG waveforms that would allow us to expand the use of our system. We believe that our system can be deployed with novel algorithms for various indications in the acute care setting using our existing hardware platform and commercial infrastructure, which would enable us to monitor patients for multiple neurological conditions simultaneously. We have already begun the technical validation process for multiple additional indications in the acute care setting. In September 2022, we received FDA Breakthrough Device Designation for the detection of delirium, a common condition in the acute care setting characterized by episodes of confusion and disorientation. Delirium is estimated to affect more than seven million hospitalized patients in the United States annually according to the American Delirium Society, and failure to diagnose delirium has been associated with a two-fold increase in six-month mortality. We have also initiated technical and clinical work to develop an algorithm that may allow for earlier triage of ischemic stroke. Although we have not yet applied for marketing authorization from the FDA for the use of the Ceribell System relating to delirium or ischemic stroke, we believe that the Ceribell System could positively impact the current diagnostic practices for both delirium and ischemic stroke. According to the American Delirium Society, over seven million hospitalized people suffer from delirium in the United States annually, and according to the Centers for Disease Control, more than 650,000 people suffer an ischemic stroke in the United States each year. Based on these prevalence figures and estimates of the average selling price of our headband, we believe expansion of our indications could represent an incremental, multi-billion-dollar market opportunity. Prior to commercialization within these indications, we would need to apply for and obtain the required marketing authorizations. We also plan to expand delivery of our product in other clinical settings and develop biomarkers for neurological and psychiatric conditions.

Our Solution

We designed the Ceribell System to address the limitations of conventional EEG in the acute care setting and dramatically improve clinical outcomes of critically ill patients at risk of seizures. The Ceribell System is a novel, point-of-care EEG platform that integrates proprietary, highly portable, and simple-to-use hardware with AI-powered algorithms to aid in the detection and management of seizures. We currently commercialize our system in the United States, where it has been adopted by more than 450 active accounts and used on over 100,000 patients as of June 30, 2024.

Our hardware is composed of a disposable, flexible headband and a pocket-sized, battery-operated recorder used to capture and wirelessly transmit EEG signals generated by the headband. The raw EEG data is accessible through our web portal that enables real-time remote review by neurologists. The data captured by the recorder is also monitored by Clarity, our AI-powered seizure detection algorithm. Leveraging our proprietary database of EEG recordings, which included over 800,000 hours of acute care EEG recordings as of June 30, 2024, Clarity is designed to interpret a patient’s EEG waveforms and display actionable insights regarding seizure activity on the recorder, including automatic alerts in the event of non-convulsive status epilepticus. Since launching, we have regularly updated the Clarity algorithm using additional data and our AI capabilities to enhance its performance.

We believe the Ceribell System eliminates many of the limitations and inherent bottlenecks in the conventional EEG infrastructure that lead to suboptimal patient care, offering the following highly differentiated features and capabilities:

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Rapid setup by any trained healthcare professional. The Ceribell System is highly portable and designed for rapid setup, enabling initiation of EEG in as little as five minutes with limited training required. The system is straightforward and intuitive, and we are generally able to train new users and establish proficiency in approximately one hour. This allows the

Ceribell System to be applied by any non-specialized healthcare professional with approximately one hour of training required, reducing reliance on specialized EEG technicians and eliminating one of the biggest bottlenecks in the conventional EEG infrastructure.
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Bedside EEG interpretation. Clarity, our AI-powered algorithm, analyzes and converts EEG waveforms into a seizure burden trend, which can be interpreted by any licensed clinician at the bedside to provide actionable information on seizure activity. This can be used to support prompt diagnosis, inform better patient care, and determine whether the patient is responding to treatment.
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Continuous, automated patient monitoring. Through Clarity, the Ceribell System makes continuous monitoring for potential seizure activity much easier and automatically alerts clinicians in the event of suspected seizure activity so that appropriate care can be promptly administered.
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Remote access to EEG data with AI-powered insights. The Ceribell System features our cloud-based portal, an intuitive EEG management platform which enables remote access to EEG data on any web-enabled device and provides AI-powered insights to simplify and support efficient EEG interpretation by any licensed clinician without requiring bedside presence.

Key Benefits of the Ceribell System

The differentiated features of the Ceribell System enable our hospital customers to offer optimal patient care while delivering improved economics for both the hospital and payers. The benefits delivered by the Ceribell System include:

•
Early seizure detection and improved patient outcomes. The Ceribell System can be quickly deployed by any non-specialized healthcare professional with limited training required, reducing the time required to begin an EEG test to as little as five minutes, compared to several hours or potentially days for conventional EEG systems. Once the Ceribell System is applied, Clarity automatically and continuously monitors the patient for seizure activity, further reducing time to diagnosis and empowering bedside clinicians to make real-time decisions and optimize treatment. Peer-reviewed studies indicate that this results in improved patient care and outcomes, including shorter hospital stays and reductions in unnecessary administration of anti-seizure medication, intubation, and patient transfers.
•
Improved hospital and payer economics. By providing hospitals with 24/7 access to EEG without a significant incremental investment in personnel and capital equipment, we believe that the Ceribell System has the potential to reduce the cost burdens associated with the monitoring and management of seizures in the acute care setting for both hospitals and payers. We have demonstrated that the Ceribell System can deliver cost savings for hospitals and payers by decreasing hospital length of stay, reducing the over-administration of anti-seizure medication, and reducing unnecessary patient transfers. Hospital inpatient care for patients diagnosed with non-convulsive status epilepticus is often more complex and costly than management of patients without this condition. A confirmed diagnosis of seizure may qualify an inpatient stay as involving a complication or comorbidity (“CC”) or major complication or comorbidity (“MCC”) for certain conditions under the MS-DRG classification system, which may allow hospitals to receive appropriate reimbursement coding for care of patients with more complex conditions.
•
Reduced strain on key hospital personnel. The Ceribell System reduces strain on EEG technicians and neurologists. For the former, the Ceribell System reduces reliance on EEG technicians for EEG administration and enables hospitals to better manage technician infrastructure and workflow. For the latter, Clarity allows for better triage of at-risk patients, improves resource allocation, and supports more efficient workflow for neurologists.

For citations to the studies relating to the benefits of the Ceribell System discussed above, see the section titled “Business—Our Clinical Results and Economic Evidence.”

Key Components of the Ceribell System

Hardware

The Ceribell System includes two proprietary hardware components – a headband and a recorder. Both components received 510(k) clearances from the FDA in 2017 and, together, are used to acquire EEG signals.

The headband is a disposable, single-use headband composed of ten non-invasive electrodes, each pre-filled with conductive gel, affixed to a flexible band that fits comfortably around the crown of a patient’s head. Each electrode is housed within a small knob that, when turned, parts the patient’s hair and preps the patient’s skin using an array of prongs with a light abrasive surface. After skin prep, a plunger affixed to each knob is depressed and the conductive gel is released, forming an electrical connection between the scalp and the electrode. These simple steps effectively replicate the process that is performed by EEG technicians during conventional EEG setup in a manner simple enough that it can be completed in as little as five minutes by any trained healthcare professional. Each headband is intended for use on a single patient.

The recorder is a pocket-sized, battery-operated reusable device designed to record and store EEG signals generated by the headband. The recorder establishes device-to-cloud communication through a secure Wi-Fi connection. The recorder features a digital screen which displays the raw EEG data as well as our proprietary seizure burden trend line produced by our AI-powered seizure detection algorithm, Clarity, and provides alerts when significant seizure activity is suspected. During setup, the recorder provides prompts on its digital screen to ensure that each electrode has made proper contact with the skin, with a green light indicating that the electrode connection is strong. These prompts are designed to ensure our electrodes meet the same connection quality standards as conventional EEG. The recorder also enables healthcare providers to input relevant details, such as patient information and annotations of treatments administered to the patient, which help providers assess the impact and efficacy of treatment.

Headband Placement and Recorder

Recorder Confirmation of Electrode Connection

Algorithms

Through our extensive database of EEG recordings and our data science and AI expertise, we have developed proprietary algorithms that power some of the most critical features of our system by converting raw EEG waveforms into actionable clinical insights.

We currently commercialize Clarity, our seizure detection algorithm that has been trained using thousands of EEGs from our proprietary database of over 100,000 EEGs. Clarity continuously interprets raw EEG data captured every ten seconds across all ten electrodes of the headband and assesses a multitude of EEG features to determine if seizure activity is present. It then converts this data into a metric known as seizure burden, which measures the quantum of seizure activity detected in a rolling five-minute interval (for example, a 90% seizure burden indicates 4.5 minutes of seizure activity in the last five minutes). Seizure burden is displayed on the digital screen of the recorder as a simple chart that can be easily understood by clinicians without formal EEG interpretation training. This provides clinicians with the vital, real-time data needed to rapidly identify and treat seizures and to evaluate the efficacy of anti-seizure medication. A seizure burden that exceeds 90% suggests the patient is potentially in non-convulsive status epilepticus. When Clarity detects a seizure burden of 90% or greater, it generates a visual and audio alert that is delivered by the recorder, helping the bedside clinician who does not need to be a neurologist to act promptly to review the alert from Clarity and provide timely care. A seizure burden between 1% and 89% suggests shorter duration seizures or a seizure-like abnormality, which may warrant alerting the neurology team. When Clarity detects a 0% seizure burden, which suggests no ongoing seizure activity, clinicians may be able to more confidently rule out status epilepticus. While EEGs can only be interpreted by a neurologist, Clarity alerts provide information in real time that bedside clinicians can act on immediately to inform treatment decisions. We believe that by enabling bedside clinicians who are not neurologists to review the output of Clarity and provide timely care as well as determine more selectively when neurologist interpretation is required, the Ceribell System helps mitigate the effect of delays in EEG interpretation and neurologist shortages.

Seizure Burden Display

Continuous Seizure Monitoring and Seizure Activity Alerts

0% seizure burden – Likely rule out seizure activity	>90% seizure burden – Potential non-convulsive status epilepticus

1-89% seizure burden - Likely seizure activity or epileptiform abnormality (i.e., unusual brain signals resembling those in epilepsy)	Non-convulsive status epilepticus alert

We are continuously improving our Clarity algorithm and have released software updates to our customers at least once per year. In May 2023, the latest generation of our Clarity algorithm became the first and only device to receive 510(k) clearance from FDA for the diagnosis of electrographic status epilepticus (“ESE”), which refers to status epilepticus which can be diagnosed using EEG alone without the benefit of additional clinical information. The clearance follows prior receipt of Breakthrough Device Designation from the FDA and subsequent receipt of an exclusive NTAP code from CMS.

Ceribell EEG Portal

Our EEG portal is a cloud-based secured portal that enables real-time remote access to a patient’s EEG data. The portal can be accessed by clinicians anywhere and anytime using any web browser or mobile applications. The portal enables simple sorting and filtering of EEG recordings, makes it easy to annotate EEGs, and offers an extensive EEG reference library with a database of expertly annotated sample cases. In addition, the raw EEG waveforms viewed through the portal are overlaid with the seizure burden curve produced by Clarity, providing clinicians with interpretation assistance.

Intuitive Interface Accessible through Web or Mobile Applications

Reading Services

In 2024, Ceribell entered into agreements with two teleneurology providers to offer remote EEG interpretation services to customers. These agreements are non-exclusive and have terms ranging from 18 months to 36 months and allow for termination by either party for convenience and for material breach, subject to customary notice and cure periods. Under the terms of these agreements, the teleneurology providers have agreed to contract with customers directly to provide reading services during the term of the agreements. We believe that this product offering will help service a subset of our customer population where neurology infrastructure is insufficient to meet the demand for interpretation of EEGs using the Ceribell System. Currently, this remains a nascent product offering that is used by only a small number of customers. The teleneurology companies we work with have the ability to provide services in all 50 states within the United States (subject to satisfying applicable licensing requirements). These providers are introduced to our customers by our sales personnel. After we introduce a reading service provider to our customer, the customer contracts with the teleneurology provider directly, including negotiation of any requirements with respect to hours of availability and expected time frame for reading EEGs. Ceribell is not a party to that agreement. We also refer customers to other teleneurology providers to help hospitals meet their needs for EEG readings. We may also in the future contract directly with hospitals to provide EEG reading services, where allowed by applicable law. For information regarding risks relating to this product offering and state laws prohibiting the corporate practice of medicine or fee splitting, see “Risk Factors–Our relationships with contracted physicians to provide remote EEG interpretation services to certain customers must be structured in compliance with state laws prohibiting the corporate practice of medicine or fee splitting and could be found to violate such laws.”

Sales and Marketing

Sales

We generate revenue primarily from two recurring sources – the sale of our single use, disposable headbands and a monthly subscription fee charged to our customers for use of Clarity, recorders and the portal. We sell the Ceribell System in the United States through our direct sales organization. As of June 30, 2024, we employed a team of approximately 70 sales representatives, including TMs, who are responsible for new customer acquisition, and CAMs, who are responsible for ongoing account coverage, with the primary objective of raising awareness of non-convulsive status epilepticus and gaining more customer support of the Ceribell solution. TMs and CAMs are also jointly responsible for onboarding customers. Together, this team is focused on driving new account growth and greater utilization, and delivering high-quality customer experiences. In addition to TMs and CAMs, our commercial organization includes other personnel who are responsible for hospital system relationship management, sales training, launch support, technical assistance, and hospital IT integration and other activities.

Our TMs drive adoption of our system in new accounts by engaging with key decision makers to introduce the compelling value proposition of the Ceribell System. They are responsible for identifying key customer prospects, educating them on the value of our system and gaining their commitment to acquire our system. Given the Ceribell System’s multi-faceted value proposition, driving new account adoption involves multiple stakeholders. Our TMs initially focus on engaging with and gaining the support of intensive care and emergency medicine clinicians, neurologists, and nursing staff, among other clinicians. These individuals have firsthand experience with the limitations of conventional EEG systems in the acute care setting and, as such, often play an important role in championing support for our system across the institution. Our TMs work to gain the support of other key stakeholders, including executive leadership, who are responsible for resource allocation and financial management. In addition to driving new account growth, our TMs, in coordination with our CAMs, play a critical role in site onboarding, training, and launch.

Our CAMs are focused on driving increased utilization and penetration within existing accounts, ongoing account coverage, and further supporting customer onboarding. CAMs initially work in close coordination with TMs during the site onboarding phase to ensure a successful launch. We have a highly tailored onboarding program that involves training hospital staff, supporting customers in designing workflows, and integrating with the hospital’s IT system. In the future, we intend to add integration with our customers’ electronic health record systems. We believe that the time we spend supporting our customers during the onboarding process builds customer loyalty and strengthens our competitive position. Once the customer onboarding is complete, CAMs fully assume responsibility for the account. CAMs provide ongoing physician education and training support to promote an excellent user experience and drive greater utilization of our system within the hospital by reinforcing our value proposition and increasing disease state awareness. CAMs are also focused on expanding the use of the Ceribell System into additional departments within the hospital.

There are approximately 5,800 acute care facilities in the United States that we believe could benefit from our system. As of June 30, 2024, we have successfully deployed our system to more than 450 active accounts, ranging from small community hospitals to top academic centers. We believe that our system offers compelling benefits to other types of institutions beyond this core market. These other opportunities for adjacent expansion include hospitals affiliated with the VA system and the DoD, children’s hospitals, and long-term acute care facilities.

In the future, we plan to establish our presence internationally. While our current commercial focus is on the United States, we have received a CE Mark for the Ceribell System in Europe, and in the future we intend to pursue additional regulatory clearances in Europe and elsewhere outside of the United States. We also plan to engage in market access initiatives in attractive international regions in which we see significant opportunity.

Marketing

In addition to our direct sales efforts, we invest in marketing initiatives to increase awareness of our technology and the prevalence of seizures in critically ill patient populations within the acute care setting. Based on our experience, many intensive care and emergency medicine clinicians underappreciate the prevalence of seizures, particularly non-convulsive seizures, associated with common acute conditions. Through our marketing and educational efforts, we reinforce the prevalence and severity of status epilepticus, the criticality of prompt diagnosis and treatment, and the limitations of conventional EEG systems in the acute care setting.

Our marketing team ensures our representation and presence at national and regional medical society conferences, where our commercial team meets with key opinion leaders and society chairs to discuss greater collaboration as well as generates prospective customer leads. Additionally, we create and distribute content for digital engagement to educate prospective customers on status epilepticus and the Ceribell System through our website, email, social media, and advertisements. We believe our marketing programs are essential to increasing adoption of our system and expanding the use of EEG monitoring in the acute care setting to address the significant unmet needs of critically ill patients at risk of seizures.

Our Clinical Results and Economic Evidence

A robust body of evidence supports the clinical and economic benefits of the Ceribell System for the detection of seizures and management of patients at risk of nonconvulsive status epilepticus in the acute care setting. The Ceribell System has been the subject of over 20 peer-reviewed publications and over 65 abstracts and posters. We believe our base of clinical evidence supports the value of the Ceribell System to all key stakeholders, including patients, clinicians, hospitals, and payers across different hospital types and acute care settings.

Validated Technical Characteristics and Performance

•
Signal Quality Concordant to Conventional EEG. Studies have shown that the Ceribell System and conventional EEG provide largely concordant data, meaning that the quality of the recordings are generally equivalent (Kamousi 2019; Kurup 2022).
•
Reduced Montage is Effective. Studies have demonstrated that the reduced montage in the Ceribell System preserved key features of conventional EEG (Westover 2020; Kurup 2022), and that focal seizures in the area of the brain not covered by the reduced montage are very rare in patients in the acute care setting (Gururangan 2020).
•
Diagnostic Accuracy of Clarity. The diagnostic accuracy of the Clarity algorithm is typically evaluated by comparing the determination of the Clarity algorithm to a diagnosis made by a panel of neurologists following review of the EEG recording produced by our system. These studies generally demonstrate that the Clarity algorithm is specific and sensitive in detecting non-convulsive status epilepticus. One study presented in a peer-reviewed publication and three abstracts reporting on different datasets and different iterations of Clarity have shown that the algorithm detected nonconvulsive status epilepticus with 87% to 100% sensitivity, 93% to 98% specificity, and 99% to 100% negative predictive value (Kamousi 2021; Desai January 2024; Kamousi 2024; Kamousi 2022).

Improved Clinical Management and Care

•
Rapid Diagnosis and Ease of Use. Studies reported in publications and abstracts have shown meaningfully shorter time to EEG setup (i.e., time from EEG order to EEG acquisition) and time to interpretation or diagnosis with the Ceribell System. For example, a multicenter study of ICUs in five major U.S. hospitals found that it took a median of five minutes to set up a Ceribell EEG, while conventional EEGs took a median of 239 minutes (nearly 4 hours) for arrival and set-up time (even with EEG technicians available 24/7 on site or on-call) (Vespa 2020). Another study conducted at three academic centers found a significantly faster median door-to-EEG time of 5.9 hours for Ceribell, compared to 25.3 hours for conventional EEG (Desai July 2024). Other studies have found setup and time to interpretation by conventional EEG systems were subject to delays ranging from 1.8 to 11.2 hours (Fatima 2024; Yazbeck 2019). Studies also indicate that the Ceribell System has been found simple to learn and implement. For example, in one study, surveyed physicians consistently rated the system easy to use (4.7 on a scale of 1-5) (Hobbs 2018), and another study noted that it “can be set up in minutes by nurses or physicians or any other user” (Yazbeck 2019).
•
Reduced Length of Stay. Several studies have shown that the Ceribell System is associated with reduced length of stay in the hospital or ICU. For example, one study found that patients at three large academic hospitals who were initially evaluated with the Ceribell System had a median ICU length of stay that was approximately four days shorter compared to those who received conventional EEG (Desai July 2024). Another study at a community hospital showed a median length of stay decrease of three days after adoption of the Ceribell System (Eberhard 2023), and a third found a decreased length of stay of 0.4 days in ICU and 1.2 days in hospital (Ney 2021).
•
Improved Decision Making and Clinical Management. A number of studies have indicated that the Ceribell System helps support appropriate clinical management of seizure patients by improving physicians’ ability to quickly and confidently diagnose or rule out a seizure. For example, studies have found that the Ceribell System allowed physicians to change clinical management for approximately 53% of patients (Wright 2021); modify diagnostic suspicion for seizure and nonconvulsive status epilepticus for approximately 40% of patients and treatment decisions in 20% of patients (Vespa 2020); reduce over-treatment for non-seizure patients by avoiding anti-seizure treatment escalation in 43% of patients (Wright 2021); potentially reduce intubation and parenteral anti-seizure medicine by 51% (Ney 2021); and expedite disposition of cases in 21% of patients (Wright 2021). A recent study found that the seizure burden assessed by Clarity correlated with functional outcomes, and in a matched analysis use of the Ceribell System was associated with better clinical outcomes for ICU patients with nonconvulsive seizures (Desai July 2024).
•
Fewer Patient Transfers. Studies have provided evidence that access to the Ceribell System reduces patient transfers from community hospitals to facilities with greater access to conventional EEG systems (Ward 2023; Madill 2022). For example, one study found that the use of the Ceribell System enabled physicians to avoid transferring 94% of patients who would have met the criteria for EEG-related transfer before implementing the Ceribell System (Madill 2022).

Supports Hospital and Payer Economics

•
Meaningful Cost Savings. The Ceribell System is designed to enable around-the-clock access to EEG without significant investment in staff and equipment. Studies have demonstrated that the clinical benefits described above, such as reduced transfers, reduced length of stay, and reduced use of antiseizure medication, as well as adequate treatment of status epilepticus, could result in cost savings for the hospital and payers. One study estimated approximately $14,000 net positive value per patient (not accounting for Ceribell System costs) in two community hospitals, based on avoided transfer costs and applicable reimbursement (Ward 2023). Two different studies at community hospitals projected, respectively, total annual cost savings of nearly $740,000 related to reduced length of stay and emergency department discharges (Eberhard 2023), and transportation cost savings of more than $39,000 in 16 months based on reduced patient transfers and a third-party estimate of ambulance costs (Madill 2022). In a fourth study of the Ceribell System, a decision-analytic model projected savings of $3,971 per patient hospitalized for coma or encephalopathy, due to reduction in both the ICU and hospital length of stay (Ney 2021).
•
Appropriate Reimbursement Coding for Complex Patients. When seizures are identified as a comorbidity of another condition, hospitals can appropriately code the patient as having a comorbid condition or major comorbid condition. One study showed that the Ceribell System may support complication or comorbidity DRG payments from seizure diagnoses and reported additional annual revenue of $145,580 from its MS-DRG coding (Eberhard 2023).
•
Reduced Strain on Hospital Personnel. The Ceribell System is designed to reduce reliance on EEG technicians for EEG set up and better control of technician infrastructure and workflow. It is simple to use and can be applied by non-specialized healthcare professionals trained on the system, which can mitigate burdens on healthcare staff and users of EEG. In a study examining potential reduction in workforce demands due to use of on-call EEG technicians, ten EEG tests were conducted using the Ceribell System, and 40 using conventional EEG systems as a control. No EEG technicians were called to the hospital after hours for any of the tests using the Ceribell System, while technicians were called in to assist with 15 (38%) of the control studies in which conventional EEG systems were used (LaMonte 2021).

The table below lists key peer-reviewed publications as well as abstracts or preprints that are not peer-reviewed. The abstracts are identified as such in the study description. The publications and abstracts report on studies of the Ceribell System and also address related issues, such as the costs associated with conventional EEGs and the impact of delayed EEGs. The results of each study concerning the Clarity algorithm apply only to the algorithm version that was in use at the time of the analysis and do not reflect subsequent algorithm updates. Most of these studies were conducted with small sample sizes and were not powered for statistical significance, did not control for other clinical variables, or have other design limitations (e.g., the studies may be retrospective and are not randomized controlled trials). The term “statistical significance” refers to the likelihood that a result or relationship is caused by something other than random chance or error. Statistical significance is measured by a “p-value,” which indicates the probability value that the results observed in a study were due to chance alone. A p-value of < 0.05 is generally considered statistically significant, meaning that the probability of the results occurring by chance alone is less than five percent. The lower the p-value, the less likely that the results observed were random. In addition, many were conducted or supported by Ceribell or involved employees or consultants of Ceribell and are identified as such in the table.

Reference	Source	Study Summary, Parties who Conducted the Study, and Adverse Events
Lowenstein et al. (1993)	Neurology

Authors: Daniel H. Lowenstein, Brian K. Alldredge

Institution: University of California, San Francisco

N: 154 patients

Ceribell System not studied

Description: Retrospective study of patients diagnosed with status epilepticus over a decade at a single center. The objective was to determine whether there were particular features of status epilepticus that might predict a patient’s response to anticonvulsant drug treatment and their overall prognosis.

Conclusions: “We have shown that the etiology of status epilepticus appears to affect both the response to first-line anticonvulsant drug treatment (which would influence the duration of seizures) as well as the overall outcome. Moreover, we identified a trend toward poorer outcomes in patients with longer durations of seizures within etiologic subgroups (with a highly significant difference in one of the two largest groups). This suggests that the duration of status epilepticus likely affects patient outcome independent from etiology. When added to the compelling evidence from experimental studies that prolonged seizures injure selectively vulnerable CNS neurons these findings argue that status epilepticus should be treated as promptly as possible. Nonetheless, our data indicate that the major determinant of overall outcome in many patients is the underlying etiology of the seizures.”

Young et al. (1996)	Neurology

Authors: Bryan G. Young, Kenneth G. Jordan, Gordon S. Doig

Institutions: Victoria Hospital, St. Bernardine Medical Center

N: 49 admissions in 43 patients

Ceribell System not studied

Description: Retrospective review of patients at a single site who were diagnosed with nonconvulsive seizures with conventional EEG. The objectives were to assess the variables associated with mortality and morbidity in neuro-ICU patients with nonconvulsive seizures.

Conclusions: “We found that mortality is strongly linked to duration and delay to diagnosis of NCSE. There are also strong links between etiology and seizure duration.”

Quigg et al. (2001)	Journal of Clinical Neurophysiology

Authors: Mark Quigg, Bassel Shneker, Paul Domer

Institution: University of Virginia

N: 84 physicians surveyed

Ceribell System not studied

Description: Surveyed medical directors of accredited EEG laboratories to determine the ranges of availability and clinical indications for approval of continuously available emergent EEG (E-EEG). Of 46 respondents, 37 (80%) offered E-EEG availability. The mean estimated response time from request to expert interpretation was 3 ± 4 hours (range, 1–24 hours).

Conclusions: “Respondents disagreed widely when asked which clinical situations merited E-EEG, with some approving all requests and others denying all except for nonconvulsive status epilepticus. The wide range of current practice suggests that research focused on outcomes of aggressive, EEG-aided patient evaluation and treatment are needed to define better the costs and benefits of a continuously available EEG service.”

Claassen et al. (2004)	Neurology

Authors: J. Claassen, MD, S.A. Mayer, MD, R.G. Kowalski, R.G. Emerson, MD, L.J. Hirsch, MD

Institution: College of Physicians and Surgeons, Columbia University

N: 570

Ceribell System not studied

Description: To identify patients most likely to have seizures documented on continuous EEG (CEEG) monitoring and those who require more prolonged (>24 hours) EEG to record the first seizure, a 6.5-year study was conducted to assess prevalence of subclinical seizures or evaluation of unexplained decrease in level of consciousness.

Conclusions: CEEG monitoring detected seizure activity in 19% of patients, and the seizures were almost always nonconvulsive. Coma, age <18 years, a history of epilepsy, and convulsive seizures prior to monitoring were risk factors for electrographic seizures. Comatose patients frequently required >24 hours of monitoring to detect the first electrographic seizure.

Dall et al. (2013)	Neurology

Authors: Timothy M. Dall, Michael V. Storm, Ritashree Chakrabarti, PhD, Oksana Drogan, Christopher M. Keran, Peter D. Donofrio, MD, Victor W. Henderson, MD, Henry J. Kaminski, MD, James C. Stevens, MD, Thomas R. Vidic, MD

Institutions: N/A

N: N/A

Ceribell System not studied

Description: This study models and estimates current and projects future neurologist supply and demand under alternative scenarios nationally and by state from 2012 through 2025. Demand projections reflect increased prevalence of neurologic conditions associated with population growth and aging, and expanded coverage under health care reform. Long wait times for patients to see a neurologist, difficulty hiring new neurologists, and large numbers of neurologists who do not accept new Medicaid patients are consistent with a current national shortfall of neurologists.

Conclusions: “In the absence of efforts to increase the number of neurology professionals and retain the existing workforce, current national and geographic shortfalls of neurologists are likely to worsen, exacerbating long wait times and reducing access to care for Medicaid beneficiaries. Current geographic differences in adequacy of supply likely will persist into the future.”

Hillman et al. (2013)	International Journal of Emergency Medicine	Authors: Jonas Hillman, Kai Lehtimäki, Jukka Peltola, Suvi Liimatainen Institution: Tampere University Hospital N: 109 visits from 100 adult patients Ceribell System not studied

Description: A retrospective study of patients with a diagnosis of status epilepticus who were treated in the emergency department of a single hospital. The objective of this study was to analyze the effect of treatment delays on patient recovery and different clinical factors that are important in the determination of the acute prognosis in status epilepticus (SE). The treatment delays were long; in half of the patients, the delay for paramedic arrival was over 30 min, and in one-third of the cases, the delay was over 24 h. ED patients who had less than 1 h of delay before the administration of an antiepileptic drug (AED) had better outcomes compared to patients with a greater than 1 h delay (p&lt; 0.05).

Conclusions: The results of this study emphasize the importance of an urgent response by emergency services and proper recognition of atypical phenotypes of SE.

Kämppi et al. (2013)	Neurocritical Care

Authors: Leena Kämppi, Harri Mustonenm, Seppo Soinila

Institutions: University of Helsinki, Helsinki University Central Hospital

N: 82

Ceribell System not studied

Description: A retrospective study of all adult patients diagnosed with status epilepticus (SE) in Helsinki University Central Hospital emergency room over a 2-year period. The purpose was to analyze prehospital, diagnostic, treatment, and treatment response delays based on medical records.

Conclusions: “Based on our findings, we conclude that delays in the treatment of the SE need to be shortened markedly. The significance of the pre-status period and different delay components and their correlation on the outcome of SE patients are a subject for further studies.”

Ledwidge et al. (2018)	Journal of Undergraduate Neuroscience Education

Authors: Patrick Ledwidge, Jeremy Foust, Adam Ramsey

Institutions: Department of Psychology, Baldwin Wallace University

N: N/A

Ceribell System not studied

Description: “This article provides recommended guidelines for faculty researchers looking to set up an EEG lab at their host primarily undergraduate institutions [PUIs] with an emphasis on feasibility. [The researchers] offer considerations regarding infrastructure, equipment, personnel, and potential sources of funding.”

Conclusions: “[W]hen choosing an EEG configuration, consider the amount of time it takes to apply the electrodes, check the impedances, and record the EEG. Application time can vary widely between systems, from five minutes to more than thirty.”

Gavvala et al. (2014)	Epilepsia

Authors: Jay Gavvala, Nicholas Abend, Suzette LaRoche, Cecil Hahn, Susan T. Herman, Jan Claassen, Michael Macken, Stephan Schuele, Elizabeth Gerard

Institutions: 97 of 151 institutions returned surveys

N: 137 of 245 physicians responded

Ceribell System not studied

Description: This study reports on a web-based survey of current cEEG [continuous EEG] monitoring practices. It aimed to describe cEEG indications, cEEG duration, cEEG review frequency and the staff responsible for cEEG review.

Conclusions: …. In an ideal situation with unlimited resources, 18% of respondents would increase cEEG duration. Eighty-six percent of institutions have an on-call EEG technologist available 24/7 for new patient hookups, but only 26% have technologists available 24/7 in-house. There is substantial variability in who reviews EEG and how frequently it is reviewed as well as use of quantitative EEG.

Significance: “Although there is general agreement regarding the indications for ICU cEEG, there is substantial interinstitutional variability in how the procedure is performed.”

Payne et al. (2014)	Brain

Authors: Eric T. Payne, Xiu Yan Zhao, Helena Frndova, Kristin McBain, Rohit Sharma, James S. Hutchison and Cecil D. Hahn

Institutions: The Hospital for Sick Children, University of Toronto

N: 259 pediatric patients

Ceribell System not studied

Description: 3-year prospective observational study of pediatric patients admitted to Pediatric or Cardiac Intensive Care Units, who were monitored with video-cEEG. The objective was to quantify the relationship between electrographic seizure burden and short-term neurological outcome while controlling for diagnosis and illness severity.

Conclusions: “…our observation that a seizure burden of 12 min in a given hour was strongly associated with short-term neurological decline suggests that early antiepileptic drug management is warranted in this population, and identifies this seizure burden threshold as a potential therapeutic target.”

Herman et al. (2015)	Journal of Clinical Neurophysiology

Authors: Susan T. Herman, Nicholas S. Abend, Thomas P. Bleck, Kevin E. Chapman,

Frank W. Drislane, Ronald G. Emerson, Elizabeth E. Gerard, Cecil D. Hahn, Aatif M.

Husain, Peter W. Kaplan, Suzette M. LaRoche, Marc R. Nuwer, Mark Quigg, James J.

Riviello, Sarah E. Schmitt, Liberty A. Simmons, Tammy N. Tsuchida, Lawrence J. Hirsch

Institutions: Task force included experts from 17 institutions

N: N/A

Ceribell System not studied

Description: “The Critical Care Continuous EEG Task Force of the American Clinical

Neurophysiology Society developed expert consensus recommendations on the use of

CCEEG [Critical Care Continuous EEG] in critically ill adults and children.”

Conclusions: “CCEEG has an important role in detection of secondary injuries such as seizures and ischemia in critically ill adults and children with altered mental status.”

Laccheo et al. (2015)	Neurocritical Care

Authors: Ikuko Laccheo, Hasan Sonmezturk, Amar B. Bhatt, Luke Tomycz, Yaping Shi,

Marianna Ringel, Gina DiCarlo, DeAngelo Harris, John Barwise, Bassel Abou-Khalil,

Kevin F. Haas

Institutions: Virginia Commonwealth University, Vanderbilt University Medical Center,

Seattle Children's Hospital

N: 170

Ceribell System not studied

Description: “[A] prospective observational study, recruiting consecutive patients admitted to the adult neurological ICU with altered mental status. Patients with anoxic brain injury were excluded from the study. Data were collected and analyzed for prevalence of

NCSE/NCS [nonconvulsive status epilepticus/non-convulsive seizures], EEG patterns,

associated risk factors, treatment response, and final outcome.”

Conclusions: “Specific clinical features along with history and imaging findings may be used to identify patients at high risk of NCSE/NCS in the neurological ICU.”

Britton et al. (2016)	AES treatise

Treatise authors: JW Britton, LC Frey, JL Hopp

Treatise editors: EK St. Louis, LC Frey

Ceribell System not studied

Description: American Epilepsy Society treatise titled “Electroencephalography (EEG): An Introductory Text and Atlas of Normal and Abnormal Findings in Adults, Children, and Infants.” Appendix 6, titled “A Brief History of EEG,” establishes that conventional EEG systems were designed approximately 100 years ago for the outpatient setting.

Conclusions: “Richard Caton (1842–1926), an English scientist, is credited with discovering the electrical properties of the brain, by recording electrical activity from the brains of animals using a sensitive galvanometer, noting fluctuations in activity during sleep and absence of activity following death. Hans Berger (1873–1941), a German psychiatrist, recorded the first human EEGs in 1924.”

De Marchis et al. (2016)	Neurology

Authors: Gian Marco De Marchis, MD, Deborah Pugin, MD, Emma Meyers, Angela Velasquez, MD, Sureerat Suwatcharangkoon, MD, Soojin Park, MD, M. Cristina Falo, PhD, Sachin Agarwal, MD, Stephan Mayer, MD, J. Michael Schmidt, PhD, E. Sander Connolly, MD, Jan Claassen, MD, PhD

Institution: Columbia University Medical Center

N: 402 patients

Ceribell System not studied

Description: Retrospective study of all spontaneous subarachnoid hemorrhage [SAH] patients who underwent conventional EEG [cEEG] in single site, from 1996 to 2013. The objective was to study the relationship between seizure burden and functional as well as cognitive outcome 3 months after onset of subarachnoid hemorrhage. Seizure burden was defined as the duration, in hours, of seizures on cEEG. Cognitive outcomes were measured with the Telephone Interview for Cognitive Status with scores ranging from 0 to 51, indicating poor to good global mental status.

Conclusions: “Among adult SAH patients, after adjusting for established predictors of outcome, the detection of [nonconvulsive seizure] on cEEG is linked to functional outcome at 3 months, but not to cognitive outcome. Seizure burden is linked to both functional and cognitive outcome.”

Gururangan et al. (2016)*^	Clinical Neurophysiology

Authors: Kapil Gururangan, Babak Razavi, Josef Parvizi

Institutions: Stanford University

N: 300 EEGs

No adverse events related to Ceribell System reported

Description: Retrospective review of 200 continuous EEGs from in ICU and non-ICU wards and 100 spot EEGs from emergency department of a large tertiary medical center. Investigated access time and percentage of studies revealing significant abnormality.

Conclusions: “Access to EEG is hampered by significant delays, and in emergency settings, the conventional EEG system detects seizures only in a minority of cases.” Highlights: “An average delay of 4 h exists between the request for EEG monitoring and its initiation. Seizures were detected in less than 6% of EEGs, and 45% of emergency department EEGs were normal. The observed delay and low diagnostic yield represent significant inefficiencies in EEG practice.”

Gururangan et al. (2018)*^	Clinical Neurophysiology Practice

Authors: Kapil Gururangan, Babak Razavi, Josef Parvizi

Institutions: Stanford University

N: 44 EEGs; 82 medical professionals

No adverse events related to Ceribell System reported

Description: Reporting on 44 EEG segments presented to 20 neurologists, 20 residents, and 42 medical students. The EEG segments were presented with both a full-montage and a reduced-montage using the Ceribell System channels.

Conclusions: “The reduction of the number of EEG channels from 18 to 8 does not compromise neurologists’ sensitivity for detecting seizures that are often a core reason for performing urgent EEG. It may also increase their specificity for detecting rhythmic and periodic patterns, and thereby providing important diagnostic information to guide patient’s management.”

Hobbs et al. (2018)*^	Neurocritical Care

Authors: Kyle Hobbs, Prashanth Krishnamohan, Catherine Legault, Steve Goodman, Josef Parvizi, Kapil Gururangan, Michael Mlynash

Institutions: Stanford University, Wake Forest University

N = 35 patients

No adverse events related to Ceribell System reported

Description: At an academic center hospital, Ceribell EEGs were performed on 35 ICU patients with encephalopathy (alteration in attention, cognition, or consciousness due to brain disease, damage, or malfunction). Study outcomes were EEG set-up time, ease of use of the device, change in clinician seizure suspicion, and change in decision to treat with anti-seizure medication before and after sonification.

Conclusions: “The Ceribell EEG System enabled rapid acquisition of EEG in patients at risk for non-convulsive seizures and aided clinicians in their evaluation of encephalopathic ICU patients. The ease of use and speed of EEG acquisition and interpretation by EEG-untrained individuals has the potential to improve emergent clinical decision making by quickly detecting non-convulsive seizures in the ICU.” “Encephalopathic ICU patients” refers to patients in the ICU who have encephalopathy, which is a broad term for any brain disease that alters brain function or structure.

Kamousi et al. (2019)*^	Clinical Neurophysiology Practice	Authors: Baharan Kamousi, Alexander M. Grant, Brad Bachelder, Jianchun Yi, Mehdi Hajinoroozi, Rayment Woo Institution: Ceribell, Inc. N: 22 patients

No adverse events related to Ceribell System reported

Description: Simultaneous EEG recordings with both the Ceribell System and two conventional EEG systems were obtained from a healthy subject in a laboratory setting. Additionally, the Ceribell and conventional EEG data were compared for 22 ICU patients who had received both Ceribell System and conventional EEGs.

Conclusions: “Our findings show that the tested rapid response EEG system provides EEG recording quality that is equivalent to conventional EEG systems and even better when it comes to 60 Hz noise level. The concordance between the rapid response EEG and conventional EEG systems was demonstrated both in a controlled laboratory environment as well as in the noisy environment of a hospital ICU on patients with altered mental status.”

Kämppi et al. (2018)	Seizure

Authors: Leena Kämppi, Harri Mustonen, Kaisa Kotisaaria, Seppo Soinilac

Institutions: University of Helsinki, Helsinki University Central Hospital

N: 70

Ceribell system not studied

Description: A retrospective study on all patients older than 16 diagnosed with generalized convulsive status epilepticus (GCSE) in Helsinki University Central Hospital emergency department over 2 years. The purpose was to find realistic cut-offs of the delays predicting outcome after GCSE.

Conclusions: “Streamlining the whole treatment chain of GCSE is necessary. Every delay component of the treatment should be optimized, especially in the pre-hospital phase of the treatment. We suggest that even patients with suspected GCSE should be handled with high priority by physician-staffed EMS units and transported directly to hospital EDs with neurological expertise. Critical steps in the treatment, such as diagnosing GCSE and stepwise initiation of all stages of antiepileptic medication should be made possible to accomplish within 2.5 h.”

Yazbeck et al. (2019)* ^	Journal of Neuroscience Nursing

Authors: Moussa Yazbeck, Parveen Sra, Josef Parvizi

Institutions: Stanford University, John Muir Health

N: 10

No adverse events related to Ceribell System reported

Description: RR-EEGs [Ceribell Rapid Response EEGs] were performed on 10 ICU patients at a community hospital. The abstract reports on time to EEG, recording quality, and diagnostic information as compared to conventional EEGs performed on 6 of the patients. The conventional EEGs were significantly delayed (11.2 ± 3.6 hours)compared with RR-EEG (5.0

± 2.4 minutes). Limitations of the study included that there were only 10 patients and that 9 of them were treated with anticonvulsant medications prior to application of the Ceribell System.

Conclusions: “This study was a feasibility study using the new RR-EEG system on 10 patients in a community hospital. Despite the limitations of the study, our findings suggest that the new EEG system has the potential to provide faster access to EEG and help guide treatment decisions (although in this study, 9 of the 10 patients were already treated with anticonvulsant medications) while minimizing the use of EEG technicians and deescalating treatment choices, all of which can ultimately lead to shortening length of stay and lessening cost. This study with a small number of patients serves as a proof-of-concept study documenting that early access to EEG information leads to reliable and correct exclusion of status epilepticus and hence guiding the management of patients at risk for nonconvulsive seizures.”

Abstract Conclusions: “RR-EEG can be set up by nurses, and diagnostic information about the presence or absence of seizures can be appreciated by nurses. The RR-EEG system, compared with the conventional EEG, did not require EEG technologists and enabled significantly faster access to diagnostic EEG information. This report confirms the ease of use and speed of acquisition and interpretation of EEG information at a community hospital setting using an RR- EEG device. This new technology has the potential to improve emergent clinical decision making and prevent overtreatment of patients in the intensive care unit setting while empowering nursing staff with useful diagnostic information in real time and at the bedside.”

Gururangan et al. (2020)*^	Neurocritical Care

Authors: Kapil Gururangan, Josef Parvizi

Institutions: Stanford University

N: 300 EEGs

No adverse events related to Ceribell System reported

Description: 300 conventional EEGs were reviewed to determine the frequency of seizures localized to the midline parasagittal regions (regions of the brain that are covered by conventional EEG but not covered by the Ceribell System’s 10-electrode montage).

Conclusions: “Our study serves as the first to systematically explore the scope of EEG abnormalities captured exclusively by midline or parasagittal electrodes and document their very low prevalence.”

Vespa et al. (2020)*^	Critical Care Medicine

Authors: Paul M. Vespa, DaiWai M. Olson, Sayona John, Kyle S. Hobbs, Kapil Gururangan, Kun Nie, Masoom Desai, Matthew Markert, Josef Parvizi, Thomas P. Bleck, Lawrence J. Hirsch, M. Brandon Westover

Institutions: University of California, Los Angeles; Rush University Medical Center; Massachusetts General Hospital; Wake Forest Baptist Health; University of Texas Southwestern Medical Center

N: 181 adult patients (complete data from 164) and 37 physicians

No adverse events related to Ceribell System reported

Description: The “Does Use of Rapid Response EEG Impact Clinical Decision Making” (“DECIDE”) study was sponsored by Ceribell. It was a prospective multi-center study of the Ceribell System conducted at five hospitals. Time to EEG and clinical utility of the Ceribell System were assessed in comparison to conventional EEG.

The study followed an observational, cohort model to qualitatively examine the impact of information from rapid response and conventional EEG data and the primary clinical outcomes were: (i) change in physicians’ diagnostic decisions, (ii) change in physicians’ diagnostic confidence (measured on a scale of 1-5), (iii) change in physicians’ treatment decisions and (iv) change in physicians’ treatment confidence (measured on a scale of 1-5). The secondary clinical outcomes were: (i) time from order to EEG arrival, (ii) EEG set up time, (iii) EEG ease of use (measured on a scale of 1-5), and (iv) signal quality of EEG (measured with Hjorth parameters).

Measurements and main results: Relying on rapid response EEG information at the bedside improved the sensitivity of physicians’ seizure diagnosis from 77.8% to 100% and the specificity of their diagnosis from 63.9% to 89%. Physicians’ confidence in their diagnosis and treatment plan were also improved. Median time to rapid response EEG was 5 minutes (4-10 min) while conventional EEG was delayed by several hours (median delay = 239 minutes (134-471 min)). The rapid response EEG was rated as easy to use (mean ± SD: 4.7 ± 0.6 [1 = difficult, 5 = easy]).

Conclusions: “Rapid response electroencephalography enabled timely and more accurate assessment of patients in the critical care setting. The use of rapid response electroencephalography may be clinically beneficial in the assessment of patients with high suspicion for nonconvulsive seizures and status epilepticus.”

Westover et al. (2020)^	Neurocritical Care

Authors: M. Brandon Westover, Kapil Gururangan, Matthew S. Markert, Benjamin N. Blond, Salen Lai, Shawna Benard, Stephan Bickel, Lawrence J. Hirsch, Josef Parvizi

Institutions: Massachusetts General Hospital, Mount Sinai Hospital, Stanford University, Stony Brook University, Kaiser Permanente Medical Center, Keck Hospital of University of Southern California, Zucker School of Medicine at Hofstra/Northwell, Yale New Haven Hospital

N: 212 EEGs

No adverse events related to Ceribell System reported

Description: 212 EEG recordings were retrospectively reviewed with both a full-montage (which would be obtained with conventional EEG) and with a reduced-montage (using the Ceribell System channels).

Conclusions: “Reduced EEG with ten electrodes in circumferential configuration preserves key features of the traditional EEG system. Discrepancies between rm-EEG [reduced-montage EEG] and fm-EEG [full-montage EEG] as reported in some of the past studies can be in part due to methodological factors such as choice of gold standard diagnosis, asymmetric access to ancillary clinical information, and inter-rater variability rather than detection failure of rm-EEG as a result of electrode reduction per se.”

Kamousi et al. (2021)*^	Neurocritical Care

Authors: Baharan Kamousi, Suganya Karunakaran, Kapil Gururangan, Matthew Markert, Barbara Decker, Pouya Khankhanian, Laura Mainardi, James Quinn, Raymond Woo and Josef Parvizi

Institutions: Ceribell, Inc., Mount Sinai Hospital, Stanford University, University of Pennsylvania

N: 353 EEGs from 353 patients

No adverse events related to Ceribell System reported

Description: 353 Ceribell EEG recordings from 6 hospitals were reviewed retrospectively by a panel of expert neurologists. The sensitivity and specificity of the Clarity seizure detection algorithm was assessed against the neurologist determinations.

Conclusions: “Clarity detected SE [status epilepticus] events with high sensitivity and specificity, and it demonstrated a high negative predictive value for distinguishing nonepileptiform activity from seizure and highly epileptiform activity.” “Epileptiform activity” refers to spike waves, sharp waves, spike and wave activity, or other rhythmic waveforms that imply epilepsy or may be associated with epilepsy.

LaMonte et al. (2021)	Epilepsia Open

Authors: Marian P. LaMonte

Institutions: Ascension St. Agnes Hospital, University of Maryland

N: 10 Ceribell patients, 40 retrospective controls

No adverse events related to Ceribell System reported

Description: 10 ICU patients at an academic center hospital received Ceribell EEG recording during the initial phases of the COVID-19 pandemic. Time to diagnosis and clinical utility were compared to a set of 20 conventional EEGs collected prior to the pandemic. The mean time to interpretation was 23.8 minutes using the Ceribell System and 126.5 minutes using conventional EEG (P =.0000006).

Conclusions “In this study, the Ceribell EEG shortened the time to diagnosis of SE [status epilepticus] and non-SE conditions compared with standard 18-channel electroencephalography and reduced the frequency of technologist call-in requests. The Ceribell EEGs were easily deployed by staff members who were already taking care of the patient. The assessment could be performed at any time of day and at any level of care (emergency department, ICU, floor nursing units), including respiratory isolation rooms for COVID-19 patients, even those in the prone position. This device is especially applicable to such patients, since the headband can be stored in the patient’s room for reuse if clinical suspicion recurs, thus reducing cross-contamination. The pocket-sized data capture device can be placed in a sealed bag during use and then decontaminated when the assessment is complete. The rapid diagnosis of non-SE conditions yields the positive outcomes of reducing risk by avoiding the administration of unnecessary medications (some of which are in short supply) and the concomitant costs. We recommend further studies on patient risk reduction and the financial aspects of care associated with the use of the Ceribell EEG.”

Majersik et al. (2021)	Neurology

Authors: Jennifer J. Majersik, Aiesha Ahmed, I-Hweii A. Chen, Holly Shill, Gregory P.

Hanes, Victoria S. Pelak, Jennifer L. Hop, Antonio Omuro, Benzi Kluger, Thabele

Leslie-Mazwi

Institutions: University of Utah, Penn State Health, Medical University of South Carolina,

Barrow Neurological Institute, Sarasota Memorial Hospital, University of Colorado

School of Medicine, University of Maryland School of Medicine, Yale School of Medicine,

University of Rochester Medical Center, Massachusetts General Hospital

N: N/A

Ceribell system not studied

Description: “As a community, we must address this mismatch in the demand and supply of neurologic care in an aggressive and sustained manner to ensure the future health of our patients and our specialty. The American Academy of Neurology has multiple ongoing initiatives to help reduce and resolve the existing mismatch. With the intent of raising awareness and widening the debate nationally, we present a strategic plan that the

Academy could implement to coordinate and expand existing efforts. We characterize the suggested strategies as shaping the demand, enhancing the workforce, and advocating for neurologist value.”

Conclusions: “In nearly every US state, a large mismatch exists between the need for neurologists and neurologic services and the availability of neurologists to provide these services. Patients with neurologic disorders are rising in prevalence and require access to high-level care to reduce disability. The current neurology mismatch reduces access to care, worsens patient outcomes, and erodes career satisfaction and quality of life for neurologists as they face increasingly insurmountable demands .... The time to act is now to allow concerted effort and targeted interventions to avert this looming public health crisis.”

Ney et al. (2021)	Journal of Medical Economics

Authors: John P. Ney, Kapil Gururangan, Josef Parvizi

Institutions: Boston University, Icahn School of Medicine at Mount Sinai, Stanford

University

N: N/A (model based upon data from 164 patients)

No adverse events related to Ceribell System reported

Description: A two-armed decision-analytic cost–benefit model was developed comparing Ceribell EEG with clinical suspicion alone for the diagnosis of non-convulsive status epilepticus. The model was informed by the multi-center DECIDE study.

Conclusions: “Rapid-EEG alters the treatment course for patients with suspected seizures and will result in cost savings per patient.”

and

Wright et al. (2021)*	Emergency Medicine Journal

Authors: Norah M K Wright, Evan S Madill, Derek Isenberg, Kapil Gururangan, Hannah McClellen, Samuel Snell, Mercedes P Jacobson, Nina T Gentile, Prasanthi Govindarajan

Institutions: Temple University, Stanford University, Icahn School of Medicine at Mount Sinai

N: 38

No adverse events related to Ceribell System reported

Description: Evaluation of the clinical utility of Ceribell EEGs performed on 38 Emergency Department patients at two hospitals (one academic center and one community hospital) using the brain stethoscope function.

Conclusions: “Rapid-EEG was successfully deployed by emergency physicians at academic and community hospitals, and the device changed management in a majority of cases. Widespread adoption of Rapid-EEG may lead to earlier diagnosis of NCSE [non-convulsive status epilepticus], reduced unnecessary treatment and expedited disposition of seizure mimics.”

Davey et al. (2022)	Current Neurology and Neuroscience Reports

Authors: Zachary Davey, Pranjal Bodh Gupta, David R. Li, Rahul Uday Nayak, Prasanthi Govindarajan

Institutions: Walter Reed National Military Medical Center, Stanford University

N: N/A, literature review

No adverse events related to Ceribell System reported

Description: Review of literature on advances in EEG including a number of publications reporting on studies of the Ceribell System.

Conclusions: “Though the neurodiagnostic benefits of conventional EEG [sic: in] acute neurological injury have been well established, the utility is generally not possible or pragmatic in the emergency setting. While not a replacement for conventional EEG, great strides over the last decade have resulted in the development of RRLM-EEG [rapid response limited montage EEG] technologies which can bring about a cost-effective solution for neurophysiological monitoring with less reliance on specialized personnel. Wider implementation of this technology in emergency departments and lower resource settings shows promise to reduce the morbidity and mortality associated with unrecognized NCSE and the differentiation of altered mental status of unknown etiology.”

Kurup et al. (June 2022)*^	Frontiers in Neurology

Authors: Deepika Kurup, Kapil Gururangan, Masoom J. Desai, Matthew S. Markert, Dawn S. Eliashiy, Paul M. Vespa, Josef Parvizi

Institutions: Stanford University, Icahn School of Medicine at Mount Sinai, University of New Mexico, University of California, Los Angeles

N: 164

No adverse events related to Ceribell System reported

Description: From the 164 patient multi-center DECIDE study, the patients who had seizures identified by either or both Ceribell and conventional EEG systems were analyzed.

Conclusions: “Our case series demonstrates that electrographic data obtained from initial Rapid-EEG and subsequent conventional EEG monitoring are largely concordant relative to morphology and laterality. These findings are valuable to inform future investigation of abbreviated EEG systems to optimize management of suspected nonconvulsive seizures and status epilepticus. Future, larger studies could further investigate the value of Rapid-EEG findings for forecasting and predicting seizures in long-term EEG recordings.”

Kurup et al. (October 2022)*^	Epileptic Disorders

Authors: Deepika Kurup, Zachary Davey, Phuong Hoang, Connie Wu, Katherine Werbaneth, Varun Shah, Karen G. Hirsch, Prasanthi Govindarajan, Kimford J. Meador

Institutions: Stanford University, California Pacific Medical Center – Sutter Health

N: 100

No adverse events related to Ceribell System reported

Description: Ceribell EEGs performed on 100 patients from an academic center were retrospectively reviewed to determine the effect on usage of anti-seizure medications.

Conclusions: “Our study demonstrates that seizures were rapidly ruled out with rEEG [rapid EEG] in 81% of patients while 19% of patients were rapidly identified as having seizures or being at higher risk for seizures. The rapid evaluation of patients correlated with a significant reduction in ASM [anti-seizure medication] treatment in NL/SL cases [normal or slow brain waves] compared to HEP/SZ cases [highly epileptiform patterns/seizures]. Thus, early access to EEG information may lead to more informed and targeted management of patients suspected to have nonconvulsive seizures.”

Madill et al. (2022)*^	Epileptic Disorders

Authors: Evan Samuel Madill, Kapil Gururangan, Prashanth Krishnamohan

Institutions: Stanford University, Icahn School of Medicine at Mount Sinai

N: 118 EEGs in 74 patients

No adverse events related to Ceribell System reported

Description: A total of 118 Ceribell EEGs performed on 74 patients from a community hospital were reviewed. The effect of Ceribell System availability on patient transfers to the affiliated academic center hospital was retrospectively analyzed.

Conclusions: “Rapid access to EEG led to the detection of seizures that would otherwise have been missed and reduced inter-hospital transfers for LTM [long-term EEG monitoring]. We estimate that the reduction in inter-hospital transportation costs alone would be in excess of $39,000 ($1,274 per patient). Point-of-care EEG systems may support a hub-and-spoke model for managing non-convulsive seizures (similar to that utilized in this study and analogous to existing acute stroke infrastructures), with increased EEG capacity at community hospitals and tele-EEG interpretation by specialists at academic hospitals that can accept transfers for LTM.”

Murphey et al. (2022)	Seminars in Neurology

Authors: Dona Kim Murphey, Eric R. Anderson

Institutions: In Phase Neuro, SOC Telemed

N: N/A

Ceribell system not studied

Description: Review exploring the historical factors and current trends in tele-EEG in the United States.

Conclusions: “When expanding diagnostic services to areas that do not have the specialists who routinely order and integrate these tests into their clinical decision making, there may be a need to help manage patients undergoing tele-EEG by telemedicine agreements. For inpatients with seizures (convulsive or nonconvulsive), a remote epileptologist working together with the local team can prevent a lateral transfer by providing counsel on how to appropriately utilize the information provided by tele-EEG in terms of treatment or further diagnostic workup.”

Zafar et al. (2022)	Journal of Clinical Neurophysiology

Authors: Sahar F. Zafar, Rebecca J. Khozein, Suzette M. LaRoche, Michael B. Westover, Emily J. Gilmore

Institutions: Survey distributed to 174 medical centers

N: 79 survey responses received

Ceribell System not studied

Description: Study reported the impact of the COVID-19 pandemic on continuous EEG utilization through data collected via surveys; 72.1% of surveyed medical centers reported conventional EEG volume reduction as a result of the pandemic.

Conclusions: “There has been a widespread reduction in cEEG volume during the pandemic. Given the anticipated duration of the pandemic and the importance of cEEG in managing hospitalized patients, methods to optimize use need to be prioritized to provide optimal care. Because the survey provides a cross-sectional assessment, follow-up studies can determine the long-term impact of the pandemic on cEEG utilization.”

Bogli et al. (2023)	Epilepsia

Authors: Stefan Y. Bögli, Tanja Schmidt, Lukas L. Imbach, Friederike Nellessen, Giovanna Brandi

Institution: University Hospital Zurich

N: 196

Ceribell System not studied

Description: Retrospective chart review over a 10-year period for patients diagnosed with NCSE [nonconvulsive status epilepticus] during their stay in a neurocritical care unit.

Conclusions: “A total of 30.1% died during the hospital stay, and 63.5% of survivors did not achieve favorable outcome at 3 months after onset of NCSE. Patients admitted primarily due to NCSE had longer NCSE duration and were more likely to be intubated at diagnosis…. The accuracy in predicting mortality/outcome was low, when considering both proposed cutoffs and optimized cutoffs (estimated using the Youden Index) as well as when adjusting for admission reason.

Eberhard et al. (2023)* ^	Clinical Nursing Focus

Authors: Eleanor Eberhard, Samuel R. Beckerman

Institutions: Dignity Health Sequoia Hospital, Huntington Hospital

N: 164 EEGs (35 conventional EEGs on 26 patients and 115 Ceribell EEGs on 76 patients)

No adverse events related to Ceribell System reported

Description: A quality improvement study was conducted at a community hospital where overall EEG usage was compared for six months before and six months after the implementation of the Ceribell System.

Conclusions: “A nurse-led, rapid-response EEG protocol at a community hospital resulted in significant improvements in EEG accessibility and seizure diagnosis with hospital-level financial benefits. By expanding access to EEG, confirming nonconvulsive seizures, and increasing care efficiency, rapid-response EEG protocols can enhance patient care.”

Kozak et al. (December 2023)*^A	Critical Care Medicine

Authors: Richard Kozak, Kapil Gururangan, Matthew Kaplan, Parshaw Dorriz

Institutions: Providence Mission Hospital Mission Viejo, University of California, Los Angeles

N: 70

No adverse events related to Ceribell System reported

Description: Abstract reporting on retrospective evaluation of 70 patients who had received a stroke code in a community hospital and been assessed for electrographic seizures using the Ceribell System.

Conclusions: “The differential diagnosis for patients undergoing acute stroke evaluation often includes epileptic seizures. In our community hospital, pocEEG devices enabled rapid diagnosis of non-convulsive seizures as either stroke mimics or complication of acute stroke, as well as rapid exclusion of ongoing seizures in the majority of cases. Such devices open the possibility of EEG as a valuable adjunctive tool during acute stroke evaluations.”

Kozak et al. (June 2023)*^	Journal of the American College of Emergency Physicians

Authors: Richard Kozak, Kapil Gururangan, Parshaw Dorriz, Matthew Kaplan

Institutions: Providence Mission Hospital Mission Viejo, University of California, Los Angeles

N: 157

No adverse events related to Ceribell System reported

Description: Ceribell EEGs performed on 157 Emergency Department patients from two affiliated community hospitals were assessed to determine the impact on anti-seizure medication and patient management.

Conclusions: “Our study, the largest to date describing the real-world use of pocEEG [point- of-care] in emergency medicine, found that rapid EEG acquisition in the ED [Emergency Department] was feasible in a community hospital and significantly affected the management of suspected non-convulsive seizures.”

Rajshekar et al. (2023)* A	Neurology

Authors: Ajay Rajshekar, James Siegler, Jared Wolfe, Miranda Flamholz, Kenyon Sprankle, Manisha Koneru, Stefan Gillen

Institutions: Cooper University Hospital

N: 142

No adverse events related to Ceribell System reported

Description: Abstract reporting on Ceribell POC-EEG [point-of-care EEG] used for patients with suspected seizure activity when conventional EEG was not immediately available after hours. Among 97 patients administered EEGs within 24 hours of hospital arrival, POC-EEG was associated with a median of 5.7 hours shorter time to monitoring than conventional EEG.

Conclusions: “Compared to the 10-20 conventional EEG, POC-EEG may allow for more rapid diagnostic evaluation of patients with suspected seizure. While few included patients were diagnosed with seizures in this cohort, earlier exclusion of seizure may reduce unnecessary treatment and expedite second tier diagnostic testing for altered mentation or abnormal movements.”

Shivamurthy et al. (2023) *^ A	AES Annual Meeting poster

Authors: Veeresh Kumar N. Shivamurthy, MD, Ashwaan Uddin, MD, Damian Moskal, MD

Institutions: Saint Francis Hospital and Medical Center, Trinity Health of New England, Swedish Medical Center

N: N/A

No adverse events related to Ceribell System reported

Description: Poster reporting on increase in STAT [urgent] EEGs and overall inpatient EEGs when Ceribell was introduced at several hospitals; study represented direct evidence for an increase in inpatient EEG volume. Presented on 12/3/23 as Abstract #2.027.

Suen et al. (2023)	Neurology Clinical Practice

Authors: Catherine G. Suen, Andrew J. Wood, James F. Burke,, John P. Betjemann, Elan L. Guterman

Institutions: University of California San Francisco, Ohio State Wexner Medical Center, Kaiser Permanente Northern California, Philip R. Lee Institute for Health Policy Studies

N: 130,580 hospitalized with SE

Ceribell system not studied

Description: A retrospective study of patients aged 18 years or older who were admitted to the hospital directly from the ED in the same facility with a primary discharge diagnosis of SE using data from the National Inpatient Sample (NIS), developed for the Healthcare Cost and Utilization Project and sponsored by the Agency for Healthcare Research and Quality (AHRQ). The purpose was to evaluate changes in inpatient EEG access over time and whether availability of EEG is associated with interhospital transfers for patients hospitalized with SE.

Conclusions: “A minority of hospitals are EEG capable yet care for most patients with SE. Inpatient EEG use, however, varies widely among EEG-capable hospitals, and lack of inpatient EEG access is associated with interhospital transfer. Given the high incidence and cost of SE, there is a need to better understand the importance and use of EEG in this patient population to further organize inpatient epilepsy systems of care to optimize outcomes.”

Villamar et al. (2023)	Neurocritical Care

Authors: Mauricio F. Villamar, Neishay Ayub, Seth J. Koenig

Institutions: Brown University, Kent Hospital

N: 21

No adverse events related to Ceribell System reported

Description: Ceribell EEGs from 2021-22 were assessed for 21 comatose post-cardiac arrest patients in one hospital. In 4 patients with this condition, Clarity reported 0% seizure burden, but two epileptologists determined that seizures were present. This was a retrospective review, so Clarity was not used for patient care at the bedside.

Conclusions: “The presence of frequent electrographic seizures and/or status epilepticus can go undetected by Clarity. Timely and careful review of all raw Rapid-EEG recordings by a qualified human EEG reader is necessary to guide clinical care, regardless of Clarity seizure burden measurements.”

Ward et al. (2023)*	Frontiers in Digital Health

Authors: Jared Ward, Adam Green, Robert Cole, Samson Zarbiv, Stanley Dumond, Jessica Clough and Fred Rincon

Institutions: Cooper University Hospital, Inspira Medical Center

N: 88

No adverse events related to Ceribell System reported

Description: 88 patients from a teaching community hospital were prospectively studied with Ceribell EEG to determine the clinical and financial impact of implementing the Ceribell System.

Conclusions: “A poc-EEG [point-of-care EEG] system can be safely implemented in a community hospital leading to an absolute decrease in transfers to tertiary hospital. This decrease in patient transfers can cover the cost of implementing the poc-EEG system. The additional benefits from transfer avoidance include clinical benefits such as rapid appropriate treatment of seizures and avoidance of unnecessary treatment as well as negating transfer risk and keeping the patient at their local hospital.”

Desai et al. (Jan 2024) * ^A	Critical Care Medicine

Authors: Masoom Desai, Omar Hussein, Mariel Kalkach Aparicio, Aaron Struck

Institutions: University of New Mexico, University of Wisconsin

N: 264 EEGs

No adverse events related to Ceribell System reported

Description: Abstract reporting retrospective analysis of 264 EEGs from three academic hospitals for concordance between Clarity detection of status epilepticus and interpretation of EEG recordings by three independent, experienced specialists (epileptologists/ neurophysiologists). Sensitivity of Ceribell EEGs was found to be 87% and specificity was 98%.

Conclusions: “This study aligns with previous studies on this topic, indicating a high level of concordance for the detection or rule out of status epilepticus between the Clarity algorithm and human EEG reader reviews. The high sensitivity and NPV [Negative Predictive Value] provide confidence for the use of this algorithm as a critical care triage tool.”

Desai et al. (Jan 2024) * ^A	Critical Care Medicine

Authors: Masoom Desai, Mariel Kalkach Aparicio, Aaron Struck

Institutions: University of New Mexico, University of Wisconsin

N: 657 records

No adverse events related to Ceribell System reported

Description: Abstract reporting retrospective analysis of 657 EEGs in academic hospitals with both conventional EEG and the Ceribell point-of-care (“POC”) EEG, evaluating impact on ICU length of stay.

Conclusions: “Patients who first received a POC EEG had, as a group, shorter LOS (length of stay) when compared to those who received convEEG [conventional EEG] only. Multiple sub- analyses demonstrated the same trend across different centers. These data highlight that even in hospitals with 24/7 convEEG coverage, POC EEG can aid in patient assessment and early seizure detection, and can significantly shorten ICU stay.”

Desai et al. (July 2024) *^	Neurocritical Care

Authors: Masoom Desai, Mariel Kalkach‑Aparicio, Irfan S. Sheikh, Justine Cormier, Kaileigh Gallagher, Omar M. Hussein, Jorge Cespedes, Lawrence J. Hirsch, Brandon Westover, Aaron F. Struck

Institutions: University of New Mexico, University of Wisconsin-Madison, Massachusetts General Hospital, Yale University

N: 283

No adverse events related to Ceribell System reported

Description: Retrospective sub-analysis of a multi-center study comparing the impact of the Ceribell point-of-care system (“POC-EEG”) vs. conventional EEG (“convEEG”) on length of stay in an ICU (“ICU-LOS”), unfavorable functional outcomes and time to EEG in ICU.

Conclusions: “The study reveals a significant association between early POC-EEG detection of nonconvulsive seizures and decreased ICU LOS. The POC-EEG differed from conv-EEG, demonstrating better functional outcomes compared with the latter in a matched analysis. These findings corroborate previous research advocating the benefit of early diagnosis of nonconvulsive seizure. The causal relationship between the type of EEG and metrics of interest, such as ICU LOS and functional/clinical outcomes, needs to be confirmed in future prospective randomized studies.”

Fatima et al. (2024)*^	Journal of Clinical Neurophysiology

Authors: Safoora Fatima, Parimala Velpula Krishnamurthy, Mengzhen Sun, Mariel Kalkach Aparicio, Klevest Gjini, Aaron F Struck

Institutions: University of Wisconsin-Madison, William S Middleton Veterans Hospital

N: 250

No adverse events related to Ceribell System reported

Description: Study estimating how many patients had missed seizures because of delay in conventional EEG at the University of Wisconsin Hospital.

Conclusions: “The median delay from EEG order to performing EEG was 2.00 hours (range of

0.5-8.00 hours) in the total cohort. For EEGs ordered after-hours, it was 2.00 hours (range of 0.5-8.00 hours), and during business hours, it was 2.00 hours (range 0.5-6.00 hours). The place of EEG, intensive care unit, emergency department, and general floor, did not show significant difference (P = 0.84). Anti-seizure medication did not affect time to first seizure in the low-risk (P = 0.37), medium-risk (P = 0.44), or high-risk (P = 0.12) groups. The estimated % of patients who had a seizure in the delay period for low-risk group (2HELPS2B = 0) was 0.8%, for the medium-risk group (2HELPS2B = 1) was 10.3%, and for the high-risk group (2HELPS2B > 1) was 17.6%, and overall risk was 7.2%.”

Green et al. (2024)* ^	Journal of Medical Economics

Authors: Adam Green, M. Elizabeth Wegman, John P. Ney

Institutions: Cooper University Health Care, Costello Medical Consulting, Inc., Boston University

N: N/A, literature review

No adverse events related to Ceribell System reported

Description: A review of 12 publications was conducted to assess the economic impact of the

Ceribell POC-EEG [point-of-care EEG] System.

Conclusions: “POC-EEG can refine clinical management of hospitalized patients with suspected seizures, reduce unnecessary patient transfers and hospital LOS [length of stay], improve reimbursement, and mitigate burdens on healthcare staff and hospitals, all of which are accompanied with potential economic benefits. As an adjunct to convEEG [conventional EEG], POC-EEG is an expeditious screening device for identifying NCS [non-convulsive seizures] or NCSE [non-convulsive status epilepticus] in critical care and emergency medicine with the promise of financial advantages over standard care.”

Kalkach-Aparicio (2024) ^*	Neurology

Authors: Mariel Kalkach-Aparicio, Safoora Fatima, Atakan Selte,, Irfan S. Sheikh,, Justine Cormier,Kaileigh Gallagher, Gayane Avagyan, Jorge Cespedes, Parimala V. Krishnamurthy,

Ahmed Abd Elazim, Natasha Khan, Omar M. Hussein, Rama Maganti, Joshua Larocque, Smitha Holla, Masoom Desai, Brandon Westover, Lawrence J. Hirsch, Aaron F. Struck

Institutions: University of Wisconsin-Madison; Southern Illinois University, UCLA Harbor Medical Center, Massachusetts General Hospital, Yale University, University of Connecticut School of Medicine, Beth Israel Deaconess Medical Center, Harvard Medical School, UHS Wilson Square Neurology, Universidad Autonoma de Centro America (UACA) School of Medicine, University of New Mexico, University of South Dakota, University of Pennsylvania

N: 240

No adverse events related to Ceribell System reported

Description: A multicenter retrospective EEG diagnostic accuracy study comparing 240 Ceribell rapid-response EEGs (rrEEG) to conventional EEGs for seizure prediction via the validated 2HELPS2B score (designed to stratify inpatients’ seizure risk and improve cost- effectiveness of continuous EEG).

Conclusions: “2HELPS2B on 1-hour rrEEG is noninferior to cEEG [continuous EEG] for seizure prediction. Patients with low-risk (2HELPS2B = 0) may be able to forgo prolonged cEEG, allowing for increased monitoring of at-risk patients.”

Moutonnet et al. (2024)A	arXiv (online)

Authors: Nina Moutonnet, Steven White, Benjamin P Campbell, Danilo Mandic, Gregory Scott

Institutions: Imperial College London, National Hospital for Neurology & Neurosurgery

N: N/A, review paper

No adverse events related to Ceribell System reported

Description: Abstract evaluating machine learning seizure detection algorithms with a focus on clinical translatability and performance metrics, and potential for real-world potential effectiveness.

Relevant section: “Traditional clinical EEG is costly and requires experts to set up and interpret. Hence, EEG in most healthcare settings is not frequently used, even in ICUs, where seizure occurrence is high. Technological advancements in wearable EEG devices is promising for addressing these issues and revolutionising EEG monitoring. One such portable device, the point-of-care EEG (POC-EEG) by Ceribell, consists of a headband with ten electrodes connected to a small battery powered recorder equipped with a screen for real-time EEG streaming (see https://ceribell.com). In a single centre cohort study, Rajshekar 2023 found that in 72% of patients monitored, POC-EEG was thought to have expedited diagnostic testing and/or treatment.”

Ney et al. (2024)*	Neurology: Clinical Practice	Authors: John P. Ney, Marc R. Nuwer, Lawrence J. Hirsch, ,Mark Burdelle, Kellee Trice, Josef Parvizi, Institutions: Boston University, University of California, Los Angeles, Yale University, Stanford

University, Institute of Health Sciences

N: N/A

No adverse events related to Ceribell System reported

Description: A cost model was developed based on publicly available datasets to evaluate the costs of EEG technologist coverage required to support conventional EEG systems.

Conclusions: “Our study provides a cost model which explains that access to EEGs during after- hours has a substantial expense because of the labor cost of in-house technologists. This cost is directly related to the number of EEGs performed per year. Here, we discuss that the higher cost of after-hour EEG needs to be weighed against the clinical importance of access to this important diagnostic tool, the timeliness of which can influence clinical decisions. A by-product of our work is a cost-calculator that is made available for users to tailor the parameters according to their needs and realities on the ground at the local level (links.lww.com/CPJ/A513). We hope this will be a useful tool for neurology leaders and administrators alike.”

* Authors include Ceribell employees and/or consultants, who may have received equity compensation and hold shares of the Company’s capital stock and/or options to purchase common stock.

^ Study was supported, sponsored, or funded by Ceribell.

A Study was reported in an abstract or other publication that has not been peer-reviewed.

Customer Agreements

We generate revenue primarily from two recurring sources – sales of our disposable headbands which are intended for single patient use, and a subscription service fee charged to our customers on an annual or monthly basis for use of Clarity, recorders, and our portal. In exchange for the subscription service fee, the customer and its authorized users are granted access to the cloud-based portal platform, use of a specified number of recorders, and the Clarity algorithm identifying areas of potential seizure activity. If the recorders and headbands are purchased separately, a customer can monitor EEGs without a subscription to our services.

Customers are invoiced for subscription fees monthly in advance, with all amounts due generally within 30 days of the date of the applicable invoice. Annual subscription fees are invoiced once per year, in the month the subscription service is activated or renewed. Generally, subscriptions automatically renew unless either party gives the other at least 30 days’ written notice of its intent not to renew. In addition, either party may terminate the subscription for a material breach that is not cured within 30 days of notice of the breach. We can immediately terminate a subscription if the customer distributes or attempts to assign or sublicense any rights granted. Customers own all rights to data they upload or make available to Ceribell through use of our products or services. We have the right to use (but not sell) such data for our business purposes, obligations, and improvement of the Ceribell System, and we own any derivatives of the data that we develop. We also provide our recorder and headband with a warranty. In addition, we have generally agreed to indemnify customers from third party claims regarding a defect in the product, breach of a product representation or warranty, or infringement of U.S. intellectual property rights.

Coverage and Reimbursement for Ceribell

We derive substantially all of our revenue from healthcare providers and hospitals that use the Ceribell System in the United States. These facilities and providers, in turn, bill third-party payers, including private insurers, Medicare, and Medicaid, for the services and items they provide to patients. The Ceribell System enables our customers to operate under the existing reimbursement structure for EEG, which has well-established reimbursement levels via the MS-DRG classification system and CPT codes. Government and commercial payers generally provide coverage for EEG under this framework.

The Ceribell System is most commonly deployed in the hospital inpatient setting. For Medicare, inpatient acute-care hospitals are paid under the inpatient prospective payment system (“IPPS”). The IPPS pays a flat rate based on the average charges across all hospitals for a specific diagnosis, regardless of whether that particular patient costs more or less. Under the IPPS, each case is categorized into a MS-DRG, which is derived from ICD-10 codes that describe the patient’s diagnoses and procedures performed during the hospital stay. While these MS-DRG and CPT codes are generally employed by both private insurers and government payers, payment rates often differ. Base MS-DRGs may contain subgroups to identify patients with a diagnosed complication or comorbidity (“CC”) or major complication or comorbidity (“MCC”), which may qualify the admission for a higher payment amount intended to reflect the increased resources needed to treat patients with secondary complications or comorbidities. Seizure is considered a comorbidity that typically qualifies as a CC or MCC. Additional, temporary payment is available for new medical services and technologies designated as eligible by CMS for a New Technology Add-on Payment (“NTAP”), if certain criteria are met. In August 2023, CMS approved an NTAP under the IPPS for our newest Clarity algorithm, effective October 1, 2023 for a period of three years.

The physicians who interpret the EEG data provided by the Ceribell System are typically neurologists, and they may seek reimbursement for their services using a variety of Category I CPT codes. These services are described by routine EEG codes, such as CPT codes 95812, 95813, 95816, and 95819, and longer-term EEG codes such as 95717 and 95719. These codes are the same CPT codes used to report physician services for the professional services associated with conventional EEG monitoring. Reimbursement for the facility in the hospital outpatient setting is determined by Medicare’s Ambulatory Payment Classification (“APC”) system which assigns CPT codes to certain groupings identified by an APC code. Hospitals receive reimbursement based on the APC group to which the physician service or procedure performed is assigned.

Research and Development

We invest in research and development efforts with the goal of driving continuous improvements in the Ceribell System. We are advancing our mission of becoming the standard of care for the detection and management of seizures in the acute care setting, and expanding the clinical indications of our system and AI algorithms in the acute care setting and beyond (such as home use). Our research and development team includes hardware and software engineers with deep expertise in mechanical and electrical engineering, data science, AI, embedded software design, and cloud-based data and security architecture.

We use portions of our database of over 100,000 EEGs to continually improve the performance of our algorithm in diagnosing seizures. We are also investing in expanding the age range of Clarity to include individuals below the age of 18, so that we can bring the benefits of AI-powered seizure detection and continuous monitoring to younger patients, who are already able to benefit from rapid EEG access provided by our proprietary hardware. In addition, we have received 510(k) clearance for and are continuing to develop a headset that will be able to accommodate a head size range appropriate for neonate and infant patients, which have different needs than adult and pediatric patients.

We also invest in developing algorithms for new indications. Since 2022, we have developed two separate AI-powered algorithms that have been designated as Breakthrough Devices by the FDA. These designations include diagnosis of electrographic status epilepticus and detection of delirium.

In May 2023, the latest generation of our Clarity algorithm received FDA clearance and we have since begun actively marketing alongside our other FDA-cleared hardware and software solutions. It is the first FDA-cleared software indicated for the diagnosis of ESE. Our delirium and ischemic stroke algorithms remain under development, with ongoing research and active clinical studies. Beyond our current indications, we continue to explore other potential opportunities to leverage our AI algorithms to improve neurological care.

Manufacturing and Supply

We manage all aspects of manufacturing, supply chain and distribution of the headband and recorder from our facility in Sunnyvale, California. We have partnered with two ISO 13485 certified contract manufacturers (“CM”) in China to manufacture and assemble our headband, with final inspection and labeling completed at our facility. See “Supply Agreements” for more information regarding our agreements with these CMs. The components for our recorder are procured from various suppliers and shipped to our facility for final assembly. We believe our current manufacturing capacity is sufficient to meet our current and expected near term growth. We also maintain incremental supply of finished goods, subassembly, and individual components for both the headband and recorder to mitigate potential supply disruptions.

We are registered with the FDA as a medical device manufacturer and licensed by the State of California to manufacture and distribute medical devices. We are required to manufacture our products in compliance with the FDA’s Quality System Regulation (21 C.F.R. Part 820). We have been ISO 13485 certified since January 2018 with a recertification audit occurring in August 2023. To date, no major non-conformities have been identified in any FDA or ISO audit.

We employ a rigorous supplier assessment, qualification, and selection process targeted to suppliers that meet the requirements of the FDA and the International Organization for Standardization and quality standards supported by internal policies and procedures. Our quality assurance process monitors supplier performance through qualification and periodic supplier reviews and audits.

Headband

We rely on two primary CMs in China to complete the manufacturing, primary assembly, and inspection of our headband. The CMs ship the assembled headbands to our facility in Sunnyvale, California for final processing, inspection, and labeling. We have redundant vendors for major components or subassemblies of the headband.

Recorder

The recorder comprises three primary components: a printed circuit board, a battery pack and an LCD screen. We have redundant vendors for major components of the recorder, other than the LCD screen, and recorders are assembled, tested and packaged at our facility in Sunnyvale, California.

Supply Agreements

In January 2022, we entered into a corporate supply agreement with Shenzhen Everwin Precision Technology Co., Ltd. (“Shenzhen”), a CM based in China, for the supply of our small and large headbands, pursuant to which we make purchases on a purchase order basis. The terms of the supply agreement were subsequently amended in March 2023 (as amended, the “Everwin Agreement”). The Everwin Agreement was effective beginning on January 10, 2022 with an initial term extending to January 2025, which automatically renews for additional one-year periods. The automatic renewals are subject to either party’s right to terminate the Everwin Agreement without cause by providing notice at least 120 days prior to expiration of the initial term or any one-year renewal period. Either party may terminate the Everwin Agreement if the other party materially breaches the agreement and fails to cure the breach within 30 days after notice of such breach from the terminating party. We may terminate the Everwin Agreement for convenience upon 30 days prior written notice. The Everwin Agreement grants us a perpetual, irrevocable, worldwide, non-exclusive, royalty-free, fully paid up, transferable right and license to all information and materials necessary for the manufacture, supply and support of the products that Shenzhen provides to us.

We have also entered into a corporate supply agreement with Ease Care, a CM under the management of Luxen and Kersen based in China, pursuant to which we expect to begin making purchases on a purchase order basis in the second half of 2024 for the supply of our small and large headbands (the “Ease Care Agreement”). The Ease Care Agreement was effective beginning in February 2024 with an initial term of two years, which automatically renews for additional one-year periods. The automatic renewals are subject to either party’s right to terminate the Ease Care Agreement without cause by providing notice at least 120 days prior to expiration of the initial term or any one-year renewal period. Either party may terminate the Ease Care Agreement if the other party materially breaches the agreement and fails to cure the breach within 30 days after notice of such breach from the terminating party. We may terminate the Ease Care Agreement for convenience upon 90 days prior notice. The Ease Care Agreement grants us a perpetual, irrevocable, worldwide, non-exclusive, royalty-free, fully paid up, transferable right and license to all information and materials necessary for the manufacture, supply and support of the products that Ease Care provides to us.

Competition

The primary competition that we face is from conventional EEG systems, which are used in the majority of hospitals in the United States. These systems are primarily used for outpatient epilepsy diagnosis but are often deployed to the acute care setting for use in patients at risk of seizure. The two primary providers of conventional EEG systems in the United States are Natus Medical Incorporated and Nihon Kohden Corporation.

We also face competition from companies that have designed or aim to design rapid EEG systems or EEG systems, including Nihon Kohden and a number of smaller companies, specifically for use in the acute care setting. These products focus on one or more aspects of the shortcomings of conventional EEG in the acute care setting including time to setup, reliance on specially trained technicians, size of capital equipment, or lack of bedside diagnosis and monitoring capabilities.

We believe that the primary competitive factors in the acute EEG market are:

•
reliable EEG signal quality;
•
algorithm sensitivity or specificity;
•
ease of use (including required training);
•
time to diagnosis;
•
monitoring features;
•
customer support and service;

•
integration within hospital IT systems and clinical workflows;
•
strength and volume of clinical evidence;
•
economic benefits and cost savings;
•
pricing and reimbursement strategies;
•
ability to sterilize and manage infection risk;
•
form factor impact on patient positioning; and
•
technology enhancements (such as length of battery life).

We believe we have established a compelling value proposition to compete favorably in this market.

Stanford Agreement

In June 2015, we entered into a license agreement with the Board of Trustees of the Leland Stanford Junior University (“Stanford University”), as amended in September 2015, in April 2017 and in March 2022 (the “Stanford Agreement”). Pursuant to the Stanford Agreement, Stanford University granted to us a worldwide, term-limited exclusive license under certain patent rights owned or controlled by Stanford University to make, use and sell certain portable devices in connection with brain wave activity.

As consideration for the license granted under the Stanford Agreement, we paid a non-refundable license issue fee of $42,000 in two equal installments and issued 569,806 shares of our common stock, of which 408,324 shares were issued to Stanford University and 161,482 shares were issued to the inventors of the licensed patents under the Stanford Agreement (one of whom was Josef Parvizi, M.D., Ph.D., who is our co-founder and board member). We paid Stanford University $36,000 upon the achievement of a specific commercial milestone event in 2018. There are no additional milestone payments that are due under the agreement. We are paying Stanford University an annual license maintenance fee of $20,000 that is creditable against the mid-single digit percentage royalty payment that we are required to make to Stanford University, which is based on the net sales of licensed products covered by the licensed patent rights or otherwise includes certain other technologies that Stanford University provided to us pursuant to the terms of the Stanford Agreement. We also agreed to pay Stanford University a low twenties percentage range of non-royalty sublicense related revenue that we receive from third party sublicensees. We agreed to pay Stanford University $100,000 prior to any assignment of the license, including if we are acquired by a third party or if we sell all or substantially all of our assets to which the Stanford Agreement relates.

The Stanford Agreement is exclusive until June 15, 2025. In a March 2022 amendment, we agreed to pay Stanford an option fee of $80,000 to extend exclusivity for the life of the patent, of which $60,000 was paid as of June 30, 2024, and the remaining balance of $20,000 is due in April 2025, which will be waived if we exercise the option at any point until June 15, 2025 by paying an option exercise fee of $250,000. If we decide not to pay the option exercise fee, our rights will convert to a non-exclusive license.

The Stanford Agreement is subject to the Bayh-Dole Act, which provides federal agencies with certain march-in rights and imposes certain domestic manufacturing requirements. See the section titled “Risk factors—Risks Related to Our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Stanford University may terminate the Stanford Agreement in the event, we (i) are delinquent on any report or payment; (ii) are not diligently developing and commercializing the licensed products; (iii) are in breach of the agreement; or (iv) provide any false report, and any of these events remains uncured for 30 days following written notice of such event. We may terminate the Stanford Agreement at any time upon 30 days’ advance written notice to Stanford University.

Intellectual Property

Intellectual property rights are important to the success of our business. We seek to protect the intellectual property (the “IP”) and proprietary technology that we consider important to our business, including by pursuing patent applications that cover our technologies and product candidates and methods of using the same, as well as any other relevant inventions and improvements that are considered commercially important to the development of our business. We have developed, and are continuing to develop, a comprehensive intellectual property portfolio related to EEG monitoring in the acute care setting, including system hardware and algorithms for seizure detection as well as other medical conditions.

Our success depends in part on our ability to: (a) obtain, maintain, protect and enforce intellectual property and other proprietary rights for our current and future technology, inventions, improvements, and know-how we consider important to our business, (b) preserve the confidentiality of our trade secrets, (c) defend and enforce our intellectual property rights, (d) operate without infringing, misappropriating, or violating the intellectual property and other proprietary rights of others, and (e) prevent others from infringing, misappropriating, or violating our intellectual property and other proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. Our patent portfolio is intended to cover components of our system and algorithms run thereon, their methods of use, and any other inventions that are commercially important to our business. We also rely on trademarks, trade secrets, and know-how to develop and maintain our proprietary position. We seek to protect the IP to which we obtain rights through licenses and sublicenses and work collaboratively with our licensors to ensure patent prosecution and protection.

Patents have a limited lifespan, and the term of individual patents depends upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In most countries, including the United States, issued patents are granted a term of 20 years from the earliest effective non-provisional filing date. In certain instances, a patent term of a U.S. patent may be adjusted to recapture a portion of delay by the U.S. Patent and Trademark Office (“USPTO”) in examining the patent application or extended to account for term effectively lost as a result of the FDA regulatory review period, or both. The period of extension may be up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of approval. Only one patent among those eligible for an extension and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. However, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. may be less than the maximum extension available.

Our patent portfolio, as of June 30, 2024, contains 42 total issued patents and pending patent applications, and includes patents and patent applications that are solely owned by us, exclusively licensed from Stanford University, and co-owned with Stanford University. Of the 42 total patents and patent applications, 16 patents and patent applications are directed to the Ceribell System, eight patents and patent applications are directed to EEG algorithms for seizure detection that run on the Ceribell System, and nine patents and patent applications are directed to EEG sonification. The 16 Ceribell System patents and patent applications are solely owned by us and include four issued U.S. patents, which expire in 2036 or 2038, four pending U.S. patent applications, and eight foreign patents and patent applications filed in countries including China, Europe, Japan, and Hong Kong. Of these eight foreign patents and patent applications, one patent is granted in Europe, one patent is granted in China, and two patents are granted in Japan. The eight EEG algorithm patents and patent applications for seizure detection are solely owned by the company and include one issued U.S. patent, which expires in 2039, one pending U.S. patent application, and six pending foreign patent applications filed in countries including Australia, Canada, China, Europe, Japan, and Hong Kong. The nine EEG sonification patents and patent applications include six issued U.S. patents and three pending U.S. patent applications. Of the six issued U.S. patents, one patent expiring in 2039 is solely owned by us, four patents expiring between 2034 and 2036 are exclusively licensed from Stanford University, and one patent expiring in 2036 is co-owned with Stanford University. We continue to seek to expand the scope of our patent protection for our technology.

Our use of the foregoing exclusively licensed patents and pending patent applications is subject to the terms and conditions of the Stanford Agreement. See the section titled “Business—Stanford Agreement.”

In addition to patents, we also rely upon trademarks, trade secrets, know-how, and continuing technological innovation to develop and maintain our competitive position. We maintain and are seeking registered trademarks. We have certain know-how and trade secrets relating to our EEG monitoring technology. We rely on trade secrets to protect certain aspects of our technology related to our current and future seizure detection algorithms. However, trade secrets can be difficult to protect. We seek to protect our proprietary information, including trade secrets, in part, by using confidentiality agreements with our commercial partners, collaborators, employees and consultants, and invention assignment agreements with our employees. We also have a trade secret policy that our employees are required to comply with, and have confidentiality agreements and/or invention assignment agreements with our employees, commercial partners and consultants. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining the physical security of our premises and physical and electronic security of our information technology systems. See the section titled “Risk factors—Risks Related to Our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Government Regulation

Our products and operations are subject to extensive regulation by the FDA and other federal and state authorities in the United States, as well as comparable authorities in foreign jurisdictions. Our product candidates are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act (the “FDCA”), as implemented and enforced by the FDA.

United States Regulation of Medical Devices

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.

FDA premarket clearance and approval requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval (“PMA”) application. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation (the “QSR”), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, as well as any special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.

While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA, requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting and some implantable devices, devices that have a new intended use, or devices that use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. The products we currently market are classified as Class II devices and have received FDA marketing authorization through the 510(k) clearance process.

510(k) Clearance marketing pathway

To obtain 510(k) clearance, a manufacturer must submit to the FDA a premarket notification demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but may take longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously-cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements. The PMA process requires that the manufacturer demonstrate that the device is safe and effective for its intended uses, which generally requires the submission of extensive data, including results from pre-clinical studies and human clinical trials. A PMA must also contain a full description of the device and its components, the methods, facilities, and controls used for manufacturing, and proposed labeling. The PMA process is burdensome, and in practice, the FDA’s review of a PMA application may take up to several years following initial submission. Alternatively, a manufacturer can request a risk-based classification determination for a novel device in accordance with the “de novo” process, described below. We currently do not market any medical devices pursuant to a PMA.

After a device receives 510(k) clearance or de novo classification, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval or de novo classification. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), de novo request or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained or a de novo request is granted. In these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

De novo classification process

Medical device types that the FDA has not previously classified as Class I, II, or III are automatically classified into Class III regardless of the level of risk they pose. The Food and Drug Administration Modernization Act of 1997 established a route to market for low-to-moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification procedure. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. Pursuant to the Food and Drug Administration Safety and Innovation Act (the “FDASIA”) manufacturers may request de novo classification directly without first submitting a 510(k) pre-market notification to the FDA and receiving a not-substantially-equivalent determination. De novo classification requests are subject to the payment of user fees.

Under FDASIA, FDA is required to classify the device within 120 days following receipt of the de novo request, although the process may take significantly longer. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. If FDA grants the de novo request, the device may be legally marketed in the United States. However, the FDA may reject the request if the FDA identifies a legally marketed predicate device that would be appropriate for a 510(k) notification, determines that the device is not low-to-moderate risk, or determines that General Controls would be inadequate to control the risks and/or special controls cannot be developed. After a device receives de novo classification, any modification that could significantly affect its safety or efficacy, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, another de novo request or even PMA approval.

Medical device clinical trials

Clinical trials are sometimes required to support 510(k) or de novo submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption (“IDE”), regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. If the device under evaluation does not present a significant risk to human health, then the device sponsor is not required to submit an IDE application to the FDA before initiating human clinical trials, but must still comply with abbreviated IDE requirements when conducting such trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or presents a potential for serious risk to a patient in some other way. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (the “IRB”), for each clinical site. The IRB is responsible for the initial and continuing review of the clinical study, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, such as strategic business decisions or a belief that the risks to study subjects may outweigh the anticipated benefits.

Expedited development and review programs

Following passage of the 21st Century Cures Act, the FDA implemented the Breakthrough Devices Program, which is a voluntary program offered to manufacturers of certain medical devices and device-led combination products that may provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions. The goal of the program is to provide patients and health care providers with more timely access to qualifying devices by expediting their development, assessment and review, while preserving the statutory standards for PMA approval, 510(k) clearance and de novo classification. The program is available for medical devices that meet certain eligibility criteria, including that the device provides more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases or conditions, and that: (i) the device represents a breakthrough technology, (ii) no approved or cleared alternatives exist, (iii) the device offers significant advantages over existing approved or cleared alternatives, or (iv) the availability of the device is in the best interest of patients. Breakthrough Device Designation provides certain benefits to device developers, including more interactive and timely communications with FDA staff; use of post-market data collection, when scientifically appropriate, to facilitate expedited and efficient development and review of the device; opportunities for more efficient and flexible clinical study design; and prioritized review of premarket submissions. When reviewing Breakthrough Device Designation requests, the FDA may require a combination of literature or preliminary bench, animal or clinical data to demonstrate a reasonable likelihood of clinical and technological success. Receiving a Breakthrough Device Designation from the FDA does not guarantee that the FDA will grant marketing authorization for the device.

Post-market regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

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establishment registration and device listing with the FDA;
•
QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
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labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
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requirements related to promotional activities;
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clearance or approval of product modifications to cleared devices or devices authorized through the de novo classification process that could significantly affect safety or effectiveness, or that would constitute a major change in intended use of such devices, or approval of certain modifications to PMA-approved devices;
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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
•
correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
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the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Failure to maintain compliance with the QSR requirements could result in the shutdown of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with marketed medical devices, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions, among others:

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warning letters, untitled letters, it has come to our attention letters, fines, injunctions, consent decrees, and civil penalties;
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recalls, withdrawals, or administrative detention or product seizures;
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operating restrictions or partial suspension or total shutdown of production;
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refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
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withdrawing 510(k) clearances or PMA approvals that have already been granted;
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refusal to grant export approvals for devices being shipped to foreign markets; or
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criminal prosecution.

We are also subject to regulation by the California Department of Public Health Food and Drug Branch (“FDB”) through the Medical Device Safety Program. We must maintain a California Medical Device Manufacturing license. Our facilities may be subjected to scheduled or unscheduled inspections by the FDB.

Healthcare Fraud and Abuse Laws

In the United States, we are subject to a number of federal and state healthcare regulatory laws that restrict business practices in the healthcare industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item, or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The federal false claims laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. A claim includes “any request or demand” for money or property presented to the government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

In addition, the civil monetary penalties statute, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program.

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third party payers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and their respective implementing regulations, impose requirements relating to the privacy, security and transmission of individually identifiable health information on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as business associates, independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), certain other healthcare professionals such as physician assistants and nurse practitioners, and teaching hospitals, and applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members.

Several states in which we operate have also adopted fraud and abuse laws similar to those described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payer, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement, and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies.

Coverage and Reimbursement Regulation

In the United States, our commercial success depends in part on the extent to which governmental authorities, private health insurers and other third-party payers provide coverage for and establish adequate reimbursement levels for our products and related services. Use of the Ceribell System is reimbursed under existing physician and hospital codes. We do not bill any third-party payers for the Ceribell System. Instead, we invoice healthcare providers and the cost is bundled into the reimbursement received by healthcare providers when the Ceribell System is used. Failure by physicians, hospitals, and other users of our products to obtain adequate reimbursement from third-party payers for services performed with our products, or adverse changes in government and private third-party payers’ coverage and reimbursement policies, could adversely impact demand for our products.

Coverage and reimbursement for use of the Ceribell System can differ significantly from payer to payer. Third-party payers are increasingly auditing and challenging the prices charged for medical products and services with concern for upcoding, miscoding, using inappropriate modifiers, or billing for inappropriate care settings. Some third-party payers must approve coverage for new or innovative devices before they will reimburse healthcare providers who use the products or therapies. Even though a new product may have been cleared for commercial distribution by the FDA, we may find limited demand for the product unless and until reimbursement approval has been obtained from governmental and private third-party payers.

In addition to uncertainties surrounding coverage policies, there are periodic changes to reimbursement levels. Third-party payers regularly update reimbursement amounts and also from time to time revise the methodologies used to determine reimbursement amounts. This includes routine updates to payments to hospitals under the IPPS. These updates could directly impact the demand for our products.

We believe the overall escalating cost of medical products and services being paid for by the government and private health insurance has led to, and will continue to lead to, increased pressures on the healthcare and medical device industries to reduce the costs of products and services. Third-party payers are developing increasingly sophisticated methods of controlling healthcare costs through prospective reimbursement and capitation programs, group purchasing, redesign of benefits, and exploration of more cost-effective methods of delivering healthcare. In the United States, some insured individuals enroll in managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs pay their providers on a per capita (patient) basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month and, consequently, may limit the willingness of these providers to use our products.

Although we do not currently sell into international markets, we note that reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that our products will be considered cost-effective by third party payers, that an adequate level of reimbursement will be available or that the third-party payers’ reimbursement policies will not adversely affect our ability to sell our products profitably. More and more, local, product specific reimbursement law is applied as an overlay to medical device regulation, which has provided an additional layer of clearance requirements.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payers and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

The implementation of the Affordable Care Act (the “ACA”) in the United States, for example, has substantially changed healthcare financing and delivery by both governmental and private insurers, and significantly affected medical device manufacturers. The ACA, among other things, provided incentives to programs that increase the federal government’s comparative effectiveness research, and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians, and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Additionally, the ACA expanded eligibility criteria for Medicaid programs and created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. Since its enactment, there have been judicial, executive and political challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a judicial challenge to the ACA brought by several states without specifically ruling on its constitutionality.

Other legislative changes have been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011, among other things, reduced Medicare payments to providers, effective on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

We expect additional state and federal healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

State Corporate Practice of Medicine and Fee-Splitting Laws

Our arrangements with contracted telehealth providers who provide reading services to certain customers are subject to various state laws, including those commonly referred to as corporate practice of medicine and fee-splitting laws, which are intended to prevent unlicensed persons from interfering with or influencing the physician’s professional judgment, and prohibiting the sharing of professional service fees with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators and other bodies. A determination that we and/or our contracted providers are not compliant with such laws could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of customers, and/or restructuring of these contractual arrangements.

Data Privacy and Security Laws

Numerous state, federal, and foreign laws, regulations, and standards govern the collection, use, disclosure, access to, confidentiality, and security of health-related and other personal information, and could apply now or in the future to our operations or the operations of our collaborators, third-party providers, and others upon whom we commercially rely upon. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws, and consumer protection laws and regulations govern the collection, use, disclosure and protection of health-related and other personal information. In addition, certain foreign laws govern the privacy and security of personal data, including health-related data. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Employees and Human Capital Resources

As of June 30, 2024, we had 240 full time employees. None of our employees are represented by a labor union or party to a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Facilities

Our corporate headquarters is in Sunnyvale, California, where we lease a 15,600 square foot facility pursuant to a lease agreement which commenced on November 1, 2021 and expires on January 31, 2027. To support our growth we are currently in the process of moving our manufacturing and quality teams to a new, 11,600 square foot facility also located in Sunnyvale, California, pursuant to a lease that will commence on September 1, 2024 and expires on January 31, 2027. Our existing facility will continue to support our research and development, finance, marketing, and administrative teams. We believe that our existing and new facilities are adequate to support our expansion through the end of the facilities’ lease periods. We believe that suitable additional or alternative space would be available in the future as required on commercially reasonable terms.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together, materially and adversely affect our business, financial condition, or results of operations. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, to establish our proprietary rights or for other matters. Involvement in such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of legal expenses and settlement costs, diversion of management attention, and resources and other factors.

Management

The following table sets forth information regarding our executive officers and directors, including their ages as of June 30, 2024:

Name	Age	Position(s)
Executive Officers
Xingjuan (Jane) Chao, Ph.D.	44	President, Chief Executive Officer, Co-Founder, and Director
Scott Blumberg	42	Chief Financial Officer
Joshua Copp	39	Chief Business Officer
Raymond Woo, Ph.D.	42	Chief Technology Officer

Non-Employee Directors
Rebecca (Beckie) Robertson	63	Chair
Juliet Tammenoms Bakker	62	Director
William W. Burke	65	Director
Lucian Iancovici, M.D.	42	Director
Josef Parvizi, M.D., Ph.D.	56	Director, Co-Founder and Chief Medical Advisor
Joseph M. Taylor	71	Director

(1)
Member of our audit committee.
(2)
Member of our compensation committee.
(3)
Member of our nominating and corporate governance committee.

Executive Officers

Xingjuan (Jane) Chao, Ph.D. is a co-founder of our company and has served as a member of our board of directors and as our Chief Executive Officer since October 2015, and as our President since July 2016. Prior to joining Ceribell, Dr. Chao served as Principal Manager of Portfolio Management Strategy at Genentech, Inc., a biotechnology company, from June 2014 until August 2015, and as Senior Strategy Manager at Novartis AG, a pharmaceutical company, from January 2013 until June 2014. Dr. Chao previously served as a management consultant at McKinsey & Company, a consulting company, from July 2007 until January 2013. Dr. Chao has served on the board of directors of Magnus Medical, Inc., a medical equipment company, since November 2021. Dr. Chao received a B.S. in chemistry from Peking University and a Ph.D. in biophysics from Cornell University. We believe that Dr. Chao is qualified to serve on our board of directors due to the valuable expertise and perspective she brings in her capacity as a co-founder and our Chief Executive Officer and because of her extensive experience and knowledge of our industry.

Scott Blumberg has served as our Chief Financial Officer since April 2020. Prior to joining the company, Mr. Blumberg served as Managing Advisor at Venture Forward Advisory Services, an advisory firm, from June 2014 until December 2020, as Director of Business Development at IDEV Technologies, Inc., a medical device company, from February 2009 until January 2014, as an Analyst at Bay City Capital, an investment firm, from July 2006 until January 2009, and as an Investment Banking Analyst at Bank of America from June 2004 until June 2006. Mr. Blumberg received an A.B. in economics from Dartmouth College.

Joshua Copp joined Ceribell in September 2023 and serves as our Chief Business Officer. Prior to joining the company, Mr. Copp held various roles at McKinsey & Company from October 2012 until September 2023, including most recently as Partner, and also served as an Analyst for the Boston Consulting Group from August 2007 until August 2010. Mr. Copp received an A.B. in applied mathematics from Harvard University and an M.B.A. from the M.I.T. Sloan School of Management.

Raymond Woo, Ph.D. has served as our Chief Technology Officer since February 2017, and previously served as our Vice President of Engineering from June 2016 until February 2017. Prior to joining our company, Dr. Woo held various roles at OptiMedica Corporation, an ophthalmic device company, from September 2011 until its acquisition by Abbott Medical Optics, Inc. (“Abbott”), a manufacturer of ophthalmic care products, in 2013. Dr. Woo subsequently held various roles at Abbott from August 2013 until May 2016, including most recently as the Global Head, Femtosecond Laser R&D. Previously, Dr. Woo served as Senior Engineer at Exponent Failure Analysis Associates, an engineering and scientific consulting firm, from January 2009 until September 2011. Dr. Woo received a B.S. in electrical engineering and computer science from Duke University and a Ph.D. in electrical engineering from Stanford University.

Non-Employee Directors

Rebecca (Beckie) Robertson has served as a member of our board of directors since May 2017 and as chair of our board of directors since June 2024. Ms. Robertson is a founder and General Partner at Versant Ventures, a venture capital firm, where she has specialized in investing in the areas of medical devices and diagnostics since 1999. In addition, through Longridge Business Advisors, she has provided business advisory services and board services since April 2017. Prior to Versant, she served as Senior Vice President at Chiron Diagnostics, a division of Chiron Corporation, a biotechnology company, where she had responsibility for the critical care business unit in addition to leading the division’s business development efforts. Prior to joining Chiron, Ms. Robertson was a co-founder and Vice President at Egis, a consumer products company, and held senior management positions in operations and finance at LifeScan, a former Johnson & Johnson Company. Ms. Robertson serves on the board of directors of Tandem Diabetes Care, Inc., a publicly traded medical device manufacturer. Ms. Robertson received a B.S. in chemical engineering from Cornell University. We believe Ms. Robertson is qualified to serve on our board of directors because of her experience with numerous companies in the healthcare and medical device industries.

Juliet Tammenoms Bakker has served as a member of our board of directors since April 2021. Ms. Tammenoms Bakker co-founded Longitude Capital, a healthcare venture capital firm, where she has served as a Managing Director since 2006. Previously, Ms. Tammenoms Bakker served as a Managing Director of Pequot Ventures, a venture capital firm, where she founded the life sciences investment practice. Prior to Pequot Ventures, Ms. Tammenoms Bakker was an equity research analyst with Banque Paribas. Ms. Tammenoms Bakker currently serves on the board of directors of RxSight, Inc. and on the boards of directors of multiple privately held healthcare companies. Ms. Tammenoms Bakker previously served on the boards of directors of various other publicly traded companies, including Eargo, Inc., Axonics Modulation Technologies, Inc., and Venus Concept Inc. Ms. Tammenoms Bakker received an M.P.A. from the Harvard Kennedy School and a B.Sc. from the College of Agriculture and Life Sciences at Cornell University. We believe Ms. Tammenoms Bakker is qualified to serve on our board of directors due to her extensive experience as an investor in medical technology companies and as a member of the boards of directors of multiple companies.

William W. Burke has served as a member of our board of directors since June 2022. He served as President of Austin Highlands Advisors, LLC, a provider of corporate advisory services, from November 2015 to June 2024. Mr. Burke served as Executive Vice President & Chief Financial Officer of IDEV Technologies, Inc., a peripheral vascular devices company, from November 2009 until the company was acquired by Abbott Laboratories in August 2013. From August 2004 to December 2007, he served as Executive Vice President & Chief Financial Officer of ReAble Therapeutics, Inc., a diversified orthopedic device company which was sold to the Blackstone Group in a going private transaction in 2006 and subsequently merged with DJO Incorporated in November 2007. Mr. Burke remained with ReAble Therapeutics until June 2008. From 2001 to 2004, he served as Chief Financial Officer of Cholestech Corporation, a medical diagnostic products company. Mr. Burke has served on the board of directors of numerous public and private companies, including serving as a board chairman and a lead independent director. He currently serves on the board of directors of Nalu Medical, a privately held manufacturer of minimally invasive solutions for patients with chronic neuropathic pain, Adtalem Global Education, a healthcare education company, and Tactile Systems Technology, a medical technology company providing therapies for people with chronic disorders. He previously served on the board of directors of EQ Health Acquisition Corp., Invuity, Inc. (acquired by Stryker Corporation in 2018), LDR Holding Corporation (acquired by Zimmer Biomet in 2016), and Medical Action Industries Inc. (acquired by Owens & Minor in 2014). Mr. Burke received a B.A. in Finance from The University of Texas at Austin and an M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Burke is qualified to serve on our board of directors because of his significant experience as a senior executive and as a board member of multiple public companies, including growth-oriented medical technology companies. His extensive understanding of culture, financing, and operating strategy enhances the board’s corporate governance and strategy capabilities.

Lucian Iancovici, M.D. has served as a member of our board of directors since December 2020. Dr. Iancovici is currently a Managing Director with TPG, a private equity investment firm, where he has worked since January 2018. From September 2012 to October 2017, Dr. Iancovici served as the head of the Qualcomm Life Fund, a venture fund focused on investing in digital health technologies. From January 2015 to October 2017, Dr. Iancovici was a general partner at dRx Capital, a joint venture investment company launched by Novartis and Qualcomm. From 2011 to 2012, Dr. Iancovici was an associate at McKinsey & Company. Dr. Iancovici currently serves on the board of directors of Rallybio Corp, a publicly traded biotechnology company, and on the boards of the following private companies: Sionna Therapeutics, Sling Therapeutics, Ellodi Pharmaceuticals, and Anovo. Dr. Iancovici is a board-certified internal medicine doctor, who trained at Columbia University Medical Center in New York prior to joining McKinsey & Company. Dr. Iancovici received a B.A. in economics and an M.D., both from Tufts University. We believe that Dr. Iancovici is qualified to serve on our board of directors because of his extensive experience in the venture capital industry, and his medical and scientific background and training.

Josef Parvizi, M.D., Ph.D. is our Chief Medical Adviser and a co-founder of our company, has served as a member of our board of directors since 2014 and previously served as chair of our board of directors from August 2015 until June 2024. Dr. Parvizi has served as a Professor of Neurology at Stanford University School of Medicine since June 2017, and previously served as an Associate Professor at Stanford University School of Medicine from July 2007 to June 2017. Prior to that, Dr. Parvizi was a Neurology Resident at Harvard Medical School from 2003 until 2006, and an Internal Medicine Intern at the Mayo Clinic from 2002 until 2003. Dr. Parvizi received an M.D. from the University of Oslo, and a Ph.D. in neuroscience from the University of Iowa. We believe that Dr. Parvizi is qualified to serve on our board of directors due to the valuable expertise and perspective he brings in his capacity as a co-founder and because of his extensive experience and knowledge of neurology and our industry.

Joseph M. Taylor has served as a member of our board of directors since May 2017. Mr. Taylor served in various roles at Panasonic Corporation of North America, an electronics company, including most recently as the Chairman and Chief Executive Officer, from September 1983 to April 2017. Mr. Taylor served on the board of the New Jersey Institute of Technology, a public polytechnic university, from June 2014 to June 2022 and has served as an advisory board member of WAVE Equity Partners, a private equity firm, since September 2023. We believe that Mr. Taylor is qualified to serve on our board of directors due to his extensive experience in leading a large and innovative technology company and experience in corporate governance and business strategy.

Board Composition

Director Independence

Our board of directors currently consists of seven members. Our board of directors has determined that all of our directors, other than Dr. Chao and Dr. Parvizi, qualify as “independent” directors in accordance with the listing rules of the Nasdaq Global Market (the “Listing Rules”). Dr. Chao is not considered independent by virtue of her position as our President and Chief Executive Officer. Dr. Parvizi is not considered independent due to his role as a consultant to our company. Under the Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the Listing Rules, our board of directors has made a subjective determination as to each independent director that no relationship exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no current family relationships among any of our directors or executive officers; however Dr. Chao and Dr. Parvizi were formerly married.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•
The Class I directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2025;
•
The Class II directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2026; and
•
The Class III directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2027.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Leadership Structure of the Board

Our amended and restated bylaws and corporate governance guidelines to be in place immediately prior to the consummation of this offering will provide our board of directors with flexibility to combine or separate the positions of Chair of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the strategic risks facing us. Throughout the year, senior management reviews these strategic risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing company-wide and information security risk assessment processes, our major financial risk exposures, regulatory compliance, and the steps our management has taken to monitor and control these risks and exposures. The audit committee then reviews these matters with the full board of directors as part of the audit committee’s reports at regular board meetings. The audit committee also approves or disapproves any related-party transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines and risks related to environmental, social, and governance issues and oversees management succession planning. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and Listing Rules, which we will post on our website at www.ceribell.com upon the completion of this offering.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

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appoints our independent registered public accounting firm;
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evaluates the independent registered public accounting firm’s qualifications, independence, and performance;
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determines the engagement of the independent registered public accounting firm;
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reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;
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reviews and approves all related-party transactions on an ongoing basis;
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establishes procedures for the receipt, retention, and treatment of any complaints received by us regarding accounting, internal accounting controls, or auditing matters;
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discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;
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approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
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discusses on a periodic basis, or as appropriate, with management our policies and procedures with respect to risk assessment and risk management, including information security, financial, and regulatory compliance related risks;
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is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

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investigates any reports received through the ethics helpline and reports to the Board periodically with respect to any information received through the ethics helpline and any related investigations; and
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reviews the audit committee charter and the audit committee’s performance on an annual basis.

Our audit committee consists of , , and . Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is . Our board of directors has determined that and are each an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements, in accordance with applicable requirements.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

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reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer);
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evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations;
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reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer);
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reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to her compensation, and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer; and
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reviews the compensation committee charter and the compensation committee’s performance on annual basis.

Our compensation committee consists of , , and . Our board of directors has determined that all members are independent under the Listing Rules and are non-employee directors, as defined by Rule 16b-3 promulgated under the Exchange Act. The chair of our compensation committee is .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee oversees policies relating to our corporate governance. Among other matters, the nominating and corporate governance committee:

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identifies and recommends candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;
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reviews and recommends our corporate governance guidelines and policies;
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oversees the process of evaluating the performance of our board of directors;
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oversees management succession planning; and
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assists our board of directors on corporate governance matters, including strategy and risks related to environmental, social, and governance issues.

Our nominating and corporate governance committee consists of , , and . Our board of directors has determined that all members are independent under the Listing Rules. The chair of our nominating and corporate governance committee is .

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors intends to adopt a written code of business conduct and ethics that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.ceribell.com upon the completion of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer, or employee. We intend to disclose any future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above or in public filings.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective immediately prior to the completion of this offering, limit our directors’ and officers’ liability and provide that we may indemnify our directors and officers to the fullest extent permitted under the General Corporation Law of the State of Delaware (the “DGCL”). The DGCL provides that directors and officers of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors or officers, except for liability for any:

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transaction from which the director or officer derives an improper personal benefit;
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act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
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unlawful payment of dividends or redemption of shares; or
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breach of a director’s or officer’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

Executive and Director Compensation

This section discusses the material components of the executive compensation program for the company’s executive officers who are named in the “2023 Summary Compensation Table” below. In 2023, the “named executive officers” and their positions with the company were as follows, who included our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer) plus our principal financial officer:

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Xingjuan (Jane) Chao, Ph.D., President, Chief Executive Officer, and Co-Founder;
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Scott Blumberg, Chief Financial Officer;
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Joshua Copp, Chief Business Officer (former Chief Operating Officer); and
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Raymond Woo, Ph.D., Chief Technology Officer.

Mr. Copp commenced services with us on September 18, 2023 as our Chief Operating Officer, and subsequently took on the role of Chief Business Officer in June 2024.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Further, while, as an “emerging growth company” as defined in the JOBS Act, we are not required to include Scott Blumberg as a “named executive officer” pursuant to the scaled disclosure requirements, we have elected to include Mr. Blumberg as a “named executive officer.”

2023 Summary Compensation Table

The following table sets forth information concerning the compensation of the named executive officers for the year ended December 31, 2023.

Name and Principal Position	Salary ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Xingjuan (Jane) Chao, Ph.D.	466,250	1,630,832	255,300	28,343	2,380,725
President, Chief Executive Officer, and Co-Founder
Scott Blumberg	328,875	192,138	151,600	—	672,613
Chief Financial Officer
Joshua Copp(4)	105,000	857,885	46,000	—	1,008,885
Chief Business Officer (former Chief Operating Officer)
Raymond Woo, Ph.D.	318,000	417,081	146,600	—	881,681
Chief Technology Officer

(1)
Amounts reflect the grant date fair value of stock options granted during 2023 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. See Note 11 of the financial statements elsewhere included in this prospectus for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)
Amounts represent annual bonuses earned by each named executive officer in 2023 which were paid by us after certification of performance achievement in early 2024. See “2023 Bonuses” below.
(3)
Amounts in the “All Other Compensation” column for Dr. Chao represent reimbursements by us for car travel in connection with her commute to the company’s headquarters.
(4)
Mr. Copp commenced services with us on September 18, 2023, and his base salary and bonus were pro-rated for his partial employment with us in 2023.

2023 Salaries

In 2023, the named executive officers received an annual base salary to compensate them for services rendered to the company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities.

For fiscal year 2023, Dr. Chao’s annual base salary was $475,000 effective as of April 1, 2023 (and it was $440,000 prior), Mr. Blumberg’s base salary was $335,000 effective as of April 1, 2023 (and it was $310,500 prior), Mr. Copp’s base salary was $360,000 (but was pro-rated for 2023 for his partial employment with us starting in September 2023), and Dr. Woo’s base salary was $324,000 effective as of April 1, 2023 (and it was $300,000 prior).

2023 Bonuses

In 2023, each Dr. Chao, Mr. Blumberg, Mr. Copp, and Dr. Woo were eligible to earn an annual cash bonus targeted at 50%, 40%, 40%, and 40% respectively of their respective annual base salaries. Mr. Copp’s actual annual bonus was pro-rated for his partial employment with us in 2023 from September 18, 2023 through December 31, 2023. Pursuant to our annual cash bonus program, each named executive officer was eligible to earn his or her annual cash bonus based on the attainment of pre-established annual company and individual performance objectives, which were comprised of the company’s performance against corporate objectives (weighted 100% of Dr. Chao’s and 75% of Mr. Blumberg’s, Mr. Copp’s, and Dr. Woo’s respective bonus opportunity), including revenue, research and development project milestones, operational excellence metrics, and individual goals (weighted 25% of Mr. Blumberg's, Mr. Copp’s, and Dr. Woo’s respective bonus opportunity). The actual achieved bonus amount was paid in 2024 based on achievement of company and individual performance objectives.

The actual annual cash bonuses awarded to each named executive officer for 2023 performance are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

Equity Compensation

Each of our named executive officers currently holds outstanding stock option awards granted pursuant to the 2014 Plan. In 2023, Dr. Chao was granted stock option awards covering an aggregate of 1,392,000 shares of our common stock, Mr. Blumberg was granted stock option awards covering an aggregate of 164,000 shares of our common stock, Mr. Copp was granted stock option awards covering an aggregate of 658,500 shares of our common stock, and Dr. Woo was granted stock option awards covering an aggregate of 356,000 shares of our common stock, as described in further detail below.

In February 2023, in connection with our annual review of compensation, we granted Dr. Chao, Mr. Blumberg, and Dr. Woo each (i) an option to purchase 768,000, 164,000 and 154,000, respectively, shares of our common stock, which vests and becomes exercisable as to 1/48th of the total number of shares underlying the stock option on each of the first 48 monthly anniversaries of April 1, 2023. Additionally, in February 2023, in connection with our annual review of compensation, we granted Dr. Chao and Dr. Woo each an option to purchase 624,000 and 202,000, respectively, shares of our common stock, which vests and becomes exercisable as to 1/24th of the total number of shares underlying the stock option on each of the first 24 monthly anniversaries of April 1, 2023, in each case, subject to the applicable named executive officer’s continued service through the applicable vesting date.

In September 2023, in connection with his commencement of employment, we granted Mr. Copp (i) an option to purchase 548,500 shares of our common stock, which vests and becomes exercisable as to 25% of the total number of shares underlying the stock option on the first anniversary of the September 19, 2023 and 1/48th of the total number of shares underlying the stock option on each of the subsequent 36 monthly anniversaries thereafter and (ii) an option to purchase 110,000 shares of our common stock, which vests and becomes exercisable in four substantially equal tranches following the company’s certification of its annual performance for each of 2024, 2025, 2026 and 2027 (which certification must occur by March 31 of the year following the applicable performance year), in each case, subject to Mr. Copp’s continued service through the applicable vesting date.

Certain stock option awards granted to the named executive officers are subject to accelerated vesting upon qualifying termination of employment as set forth in each of their respective employment agreements. For additional information about the accelerated vesting provisions, please see the section titled “Executive Employment Agreements” below.

In connection with this offering, we intend to adopt the 2024 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our subsidiaries (if any) and to enable us to obtain and retain the services of these individuals, which is essential to our long-term success. We expect that the 2024 Plan will be effective as of the date immediately preceding the date on which this offering is consummated. For additional information about the 2024 Plan, please see the section titled “Equity Compensation Plans” below.

Other Elements of Compensation

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. We did not make any matching contributions on behalf of our executives in 2023. We anticipate that, following the consummation of this offering, our named executive officers will continue to participate in this 401(k) plan on the same terms as other full-time employees.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

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medical, dental, and vision benefits;
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medical and dependent care flexible spending accounts;
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short-term and long-term disability insurance; and
•
life insurance.

We believe that the employee benefits described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2023.

			Option Awards
Name	Vesting Commencement Date (1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Xingjuan (Jane) Chao, Ph.D.	11/7/15		325,600	—	0.15	11/10/25
	6/11/19	(2)	114,942	—	0.87	6/10/29
	6/11/19		392,058	—	0.87	6/10/29
	6/10/21		453,124	271,876	1.42	6/10/31
	4/1/23		128,000	640,000	1.83	2/16/33
	4/1/23	(3)	208,000	416,000	1.83	2/16/33
Scott Blumberg	4/8/20	(2)	206,636	31,000	0.88	6/5/30
	6/10/21		37,788	37,500	1.42	6/10/31
	1/1/21	(5)	27,920	27,920	1.42	12/2/31
	4/1/23		27,333	136,667	1.83	2/16/33
Joshua Copp	9/19/23	(2)	—	548,500	2.01	9/29/33
	1/1/24	(4)	—	110,000	2.01	9/29/33
Raymond Woo, Ph.D.	6/11/19	(2)	107,000	—	0.87	6/10/29
	6/10/21		93,750	56,250	1.42	6/10/31
	4/1/23		25,666	128,334	1.83	2/16/33
	4/1/23	(3)	84,166	117,834	1.83	2/16/33

(1)
Unless otherwise indicated, the stock option vests and becomes exercisable as to 1/48th of the total number of shares underlying the stock option on each of the first 48 monthly anniversaries of the applicable vesting commencement date, subject to applicable named executive officer’s continued service through the applicable vesting date.

(2)
The stock option vests and becomes exercisable as to 25% of the total number of shares underlying the stock option on the first anniversary of the vesting commencement date and 1/48th of the total number of shares underlying the stock option on each of the subsequent 36 monthly anniversaries thereafter, subject to the applicable named executive officer’s continued service through the applicable vesting date.
(3)
The stock option vests and becomes exercisable as to 1/24th of the total number of shares underlying the stock option on each of the first 24 monthly anniversaries of the vesting commencement date, subject to the applicable named executive officer’s continued service through the applicable vesting date.
(4)
The stock option vests and becomes exercisable upon following the company’s certification of its annual performance for each of 2024, 2025, 2026, and 2027 (which certification must occur by March 31 of the year following the applicable performance year), subject to the named executive officer’s continued service through the applicable vesting date.
(5)
The stock option vests and becomes exercisable upon following the company’s certification of its annual performance for each of 2021, 2022, and 2023 (which certification must occur by March 31 of the year following the applicable performance year), subject to the named executive officer’s continued service through the applicable vesting date.

Executive Compensation Arrangements

Executive Employment Agreements

In connection with this offering, we plan to enter into new employment agreements with each of our named executive officers, which will supersede any prior employment agreements or offer letters. If the named executive officer’s employment is terminated by us without “cause” or due to his or her resignation for “good reason” outside the period commencing four months preceding and ending 12 months following the consummation of a “change in control” (such period, the “Change in Control Period”) (each such term, as defined in the employment agreement), then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, he or she will be eligible to receive (i) continuing payments of base salary for from the date of such termination, payable in accordance with our regular payroll procedures, (ii) accelerated vesting of that number of his or her then-outstanding unvested equity awards that would have vested had he or she remained employed through the anniversary of the termination date (excluding any performance-based awards), and (iii) COBRA reimbursements for months. Pursuant to the contemplated employment agreements, if the named executive officer’s employment is terminated by us without “cause” or due to his or her resignation for “good reason” during the Change in Control Period, then, subject to the named executive officer’s timely execution and non-revocation of a general release of claims and continued compliance with restrictive covenants, he or she will be eligible to receive (i) continuing payments of base salary for months for and months for from the date of such termination, payable in accordance with our regular payroll procedures, (ii) accelerated vesting as to of his or her then-outstanding unvested equity awards (excluding any performance-based equity awards), (iii) a lump sum cash payment equal to times for and time for the applicable target annual performance bonus, and (iv) COBRA reimbursements for months for and months for . Pursuant to the contemplated employment agreements, in the event that any amounts payable to a named executive officer are subject to an excise tax pursuant to Section 280G or Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the named executive officer will receive either (i) the full amount of such payments or (ii) such payments reduced to the least extent necessary to prevent the application of such excise tax, whichever will result in the greatest after tax benefit to the named executive officer.

The employment agreements will contain customary non-solicitation provisions for one year from termination and require the named executive officer to continue to abide by our standard confidential information and invention assignment agreement.

Equity Compensation Plans

The following summarizes the material terms of the 2014 Plan and EIP, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees. In addition, we intend to adopt the 2024 Plan and the ESPP in connection with the consummation of this offering. The terms of the 2024 Plan and the ESPP have not yet been finalized.

2024 Incentive Award Plan

We intend to adopt the 2024 Plan, which will be effective as of the date immediately preceding the date on which this offering is consummated. The principal purpose of the 2024 Plan is to attract, retain, and motivate selected employees, consultants, and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2024 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2024 Plan, shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit awards, and other stock-based awards. The number of shares initially reserved for issuance pursuant to awards under the 2024 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2014 Plan and our EIP (collectively, the

“Prior Plan Awards”) that become available for issuance under the counting provisions described below following the effective date and (ii) an annual increase on the first day of each fiscal year beginning in fiscal year 2025 and ending in fiscal year 2034, equal to the lesser of (A) % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2024 Plan:

•
to the extent that an award (including a Prior Plan Award) terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2024 Plan;
•
to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2024 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2024 Plan;
•
to the extent shares subject to SARs are not issued in connection with the stock settlement of SARs on exercise thereof, such shares will be available for future grants under the 2024 Plan;
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to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2024 Plan;
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the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2024 Plan; and
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to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries (if any) will not be counted against the shares available for issuance under the 2024 Plan.

In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to all cash-based awards to any individual for services as a non-employee director during any calendar year may not exceed $ .

Administration. The administrator of the 2024 Plan is expected to be the compensation committee of our board of directors unless our board of directors assumes authority as the administrator. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2024 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2024 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2024 Plan. The administrator is also authorized to adopt, amend, or rescind rules relating to administration of the 2024 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2024 Plan. The full board of directors will administer the 2024 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock, restricted stock units, and all other stock-based and cash-based awards under the 2024 Plan may be granted to individuals who are then our officers, employees, or consultants or are the officers, employees, or consultants of certain of our subsidiaries (if any). Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries (if any) may be granted incentive stock options (“ISOs”).

Awards. The 2024 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock-based or cash-based awards, and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

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Nonstatutory Stock Options (“NSOs”) will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant (except in the case of certain substitute awards or awards granted to participants not subject to Section 409A of the Code), and usually will become exercisable (at the discretion of the administrator) in one or more installments on or after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years. NSOs may not be sold, or otherwise transferred or hypothecated, until the option is exercised and the holder receives the underlying shares.
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ISOs will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2024 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant. ISOs may not be sold, or otherwise transferred or hypothecated, until the option is exercised and the holder receives the underlying shares.
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Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated, until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options or restricted stock units, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.
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Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.
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SARs may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2024 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2024 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.
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Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock-based or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees, or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock-based or cash-based awards, which may include vesting conditions based on continued service, performance, and/or other conditions.
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Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights, or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. The administrator may also make appropriate adjustments to awards under the 2024 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution, or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase, or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2024 Plan or any awards under the 2024 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to: (i) the aggregate number and type of shares subject to the 2024 Plan; (ii) the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and (iii) the grant or exercise price per share of any outstanding awards under the 2024 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2024 Plan at any time and from time to time subject to stockholder approval only to the extent required by applicable law, rule, or regulation (including any applicable stock exchange rule). Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

No ISOs may be granted pursuant to the 2024 Plan after the tenth anniversary of the effective date of the 2024 Plan, and no additional annual share increases to the 2024 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2024 Plan will remain in force according to the terms of the 2024 Plan and the applicable award agreement.

2024 Employee Stock Purchase Plan

We intend to adopt and ask our stockholders to approve the ESPP, which will be effective as of the date immediately preceding the date on which this offering is consummated. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions by the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a) shares of common stock and (b) an annual increase on the first day of each fiscal year beginning in fiscal year 2025 and ending in fiscal year 2034, equal to the lesser of (i) % of the shares of our common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries (if any) on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries (if any) will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than the lesser of % of their compensation or $ . Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than shares in each offering period and may not subscribe for more than $ in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period. Notwithstanding the foregoing, a participant may be granted rights under the ESPP only if such rights, together with any other rights granted to such participant under “employee stock purchase plans” of the Company, any parent or any subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such participant’s rights to purchase stock of the Company or any parent or subsidiary thereof to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the offering period during which such rights are granted) in accordance with Section 423(b)(8) of the Code.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be set forth in the offering document but shall not be lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP, and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate the company, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least ten business days prior to the new purchase date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least ten business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend, or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

2024 Equity Incentive Plan

The EIP was adopted by our board of directors, effective as of April 23, 2024, with an initial reserve 3,610,238 of shares available for future awards.

Administration. The EIP is administered by our board of directors, or a committee thereof appointed by the board of directors and composed of one or more members of board of directors and/or our executive officers. The plan administrator has the authority to (i) determine which service providers will receive awards, (ii) grant awards, (iii) set all terms and conditions of awards, and (iv) take all actions and make all determinations contemplated by the EIP and adopt, amend and repeal such administrative rules, guidelines and practices related to the EIP as it deems advisable. The plan administrator may also correct any defect or ambiguity, supply any omissions or reconcile any inconsistencies in the EIP or any award into effect, as it determines. All determinations under the EIP are made in the plan administrator’s sole discretion, which are final and binding on all persons having or claiming any interest in the EIP or in any award.

Eligibility. Our employees and consultants, directors, employees and consultants of our parents or subsidiaries (if any), and non-employee members of our board of directors are eligible to receive awards under the EIP, provided that only employees may be granted awards intended as ISOs.

Share Reserve. An aggregate of (i) 3,610,238 shares of our common stock plus (ii) any shares of common stock subject to outstanding awards granted under the 2014 Plan and that (A) are not issued because such award (or a portion thereof) expires or otherwise terminates without all of the shared of common stock covered by such award having been issued, (B) are not issued because such award (or a portion thereof) is settled in cash, (C) are forfeited back to or repurchased by the company because of a failure to meet a contingency or condition required for the vesting of such shares, (D) are withheld or reacquired to satisfy the exercise, strike or purchase price, or (E) are withheld or reacquired to satisfy any related taxes may be issued under the EIP; provided that in no event may more than 15,626,511 shares of common stock be issued under the EIP. Any unused common stock covered by an award that expires or lapses or is terminated, surrendered or cancelled without having been fully exercised or settled or is forfeited in whole or in part, in any case, in a manner that results in any shares of common stocks not being issued or being so reacquired by the company will again be available for the grant of awards under the EIP. Further, shares of common stock delivered to the company by a participant in satisfaction of an exercise or purchase price of an award and/or in satisfaction of any applicable tax will be added to the number of shares of common stock available for the grant of awards under the EIP.

Awards. The EIP provides that the plan administrator may grant or issue stock options, restricted stock, restricted stock units, or other stock-based awards under the EIP to eligible service providers. In general, awards granted under the EIP may not be sold or otherwise transferred except by will or in accordance with the laws of descent and distribution.

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Stock Options. Stock options may be granted to any eligible person, provided that ISOs may only be granted to our employees or employees of our parents or subsidiaries (if any), subject to the EIP and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. The exercise price of stock options granted to employees, directors or consultants will be determined by the plan administrator and set forth in an applicable award agreement; provided that such exercise price may not be less than fair market value of a share on grant date (or 110% of fair market value with respect to ISOs granted to employees holding 10% or more of the total combined voting power of the company). No stock option award may have a term of more than ten years following the date of grant.
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Restricted Stock. Restricted stock may be granted to any eligible person and made subject to such restrictions as may be determined by the plan administrator. Restricted stock, typically, may be forfeited or repurchased by us at the issue price or other stated or formula price if the conditions or restrictions on vesting are not satisfied prior to the end of the applicable restriction period(s) as established by the plan administrator. Recipients of restricted stock, unlike recipients of options or restricted stock units, will generally have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, any dividends or distributions paid in shares or other property will be subject to the same restrictions on transferability and forfeitability as the shares of the restricted stocks with respect to which they were paid.
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Restricted Stock Units. Restricted stock units may be awarded to any eligible person, subject to vesting or forfeiture conditions during the applicable restriction period(s) established by the plan administrator. Shares of common stock underlying restricted stock units will not be issued until the restricted stock units have vested, and, if provided by the plan administrator, dividends may be paid currently or credited to an account for the participant, may be settled in cash and/or shares of common stock and may be subject to the same restrictions on transfer or forfeitability as the restricted stock units with respect to which the dividends are paid.
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Other Stock-Based Awards. Other awards of shares of common stock and other awards that are valued in whole or in part by reference to or otherwise based on shares of common stock or other property may be granted to any eligible person, subject to the EIP and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement.

Adjustments of Awards. In the event the plan administrator determines that any dividend or other distribution, reorganization, merger, consolidation, combination, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange, or other disposition of all or substantially all of the assets of the company, or sale or exchange of common stock or other securities of the company, issuance of warrants or other rights to purchase common stock or other securities of the company, or other similar corporate transaction or event (“Transactions”) affects the common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of benefits or potential benefits intended by the company to be made under the EIP or with respect to any award, the plan administrator may, in such manner as it may deem equitable, adjust any or all of the number and kind of shares of common stock with respect to which awards may be granted or awarded, the number and kind of shares of common stock subject to outstanding awards, the grant or exercise price with respect to any award, and the terms and conditions of any awards. In the event of a non-reciprocal transaction between the company and its stockholders that affects the shares of common stock or other securities of the company or the share price of common stock or other securities of the company and causes a change in the per share value of the common stock underlying outstanding awards, the plan administrator will equitably adjust each outstanding award as the plan administrator deems appropriate. In the event of a Transaction affecting the common stock or the share price of the common stock, the plan administrator may refuse to permit the exercise of any award during a period of up to thirty days prior to the consummation of any such Transaction.

Corporate Transaction. In the event of any Transaction (including a change in control of the company) or any unusual or nonrecurring transaction or event affecting the company or the financial statements of the company or any change in any laws or accounting principles, the plan administrator is authorized to (i) provide for the cancellation of any awards in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such award or realization of the rights under the vested portion of such award, (ii) provide that such award shall vest and be exercisable as to all share covered thereby, (iii) provide that such award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof (if any), or be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary therefor (if any), with appropriate adjustments, (iv) make adjustments in the number and type of shares of common stock (or other property) subject to outstanding awards and/or in the terms and conditions of, and the criteria included in, outstanding award which may be granted in the future, (v) replace such award with other rights or property, and/or (vi) provide that the award will terminate and cannot vest, be exercised or become payable after the applicable event.

Amendment and Termination. The board of members may amend, suspend or terminate the EIP at any time (subject to stockholder approval if required in accordance with the EIP) provided that no amendment of the EIP will materially and adversely affect any outstanding award without the consent of the affected participant. Following this offering and in connection with the effectiveness of our 2024 Plan, the EIP will terminate and no further awards will be granted under the EIP. However, all outstanding awards will continue to be governed by their existing terms.

2014 Plan

The 2014 Plan was adopted by our board of directors, effective as of August 29, 2014 and was amended effective as of each of August 29, 2014, August 11, 2015, April 24, 2017, May 26, 2018, September 21, 2018, April 21, 2021, September 16, 2022, and March 14, 2024, and was terminated on April 23, 2024. As of June 30, 2024, 11,247,164 options to purchase shares of our common stock at a weighted-average exercise price per share of $1.59 remained outstanding under the 2014 Plan.

Administration. The 2014 Plan is administered by our board of directors, or a committee thereof appointed by the board of directors and composed of members of board of directors. The plan administrator has the authority, in its discretion, to (i) select the employees, directors and consultants to whom awards may be granted from time to time under the 2014 Plan, (ii) determine whether and to what extent awards are granted under the 2014 Plan, (iii) determine the number of shares or the amount of other consideration to be covered by each award granted under the 2014 Plan, (iv) approve forms of award agreements for use under the 2014 Plan, (v) determine the terms and conditions of any award granted under the 2014 Plan, (vi) establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and afford grantees favorable treatment under such rules or laws, subject to the provisions of the 2014 Plan, (vii) amend the terms of any outstanding award granted under the 2014 Plan, subject to certain restrictions set forth in the 2014 Plan, (viii) construe and interpret the terms of the 2014 Plan and awards, including any notice of award or award agreement pursuant to the 2014 Plan, and (ix) take such other actions, not inconsistent with the terms of the 2014 Plan, it deems appropriate. All decisions, or actions taken, by the plan administrator or in connection with the administration of the 2014 Plan shall be final, conclusive and binding on all persons having an interest in the 2014 Plan.

Eligibility. Our employees and consultants, directors, employees and consultants of our parents or subsidiaries (if any), and non-employee members of our board of directors are eligible to receive awards under the 2014 Plan, provided that only employees may be granted awards intended as ISOs.

Share Reserve. At the time of the 2014 Plan’s termination, a total of 19,943,860 shares of our common stock had been authorized for issuance under the 2014 Plan. As of the termination of the 2014 Plan, options to purchase a total of 12,022,773 shares of our common stock were issued and outstanding and a total of 4,973,389 shares of common stock had been issued upon the exercise of options or pursuant to other awards granted under the 2014 Plan and were outstanding. The remaining 2,947,698 shares that were available for issuance were retired when the 2014 Plan terminated and became part of the new share reserve under the EIP.

Awards. The 2014 Plan provides that the plan administrator may grant or issue stock options, SARs, dividend equivalent rights, restricted stocks, restricted stock units, or other rights or benefits under the 2014 Plan to eligible employees, consultants, and directors. In general, awards granted under the 2014 Plan may not be sold or otherwise transferred except pursuant to a beneficiary designation, by will, in accordance with the laws of descent and distribution or, except in the case of incentive stock options, to the extent and in the manner authorized by the administrator by gift or pursuant to domestic relations order to members of the grantee’s immediate family.

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Stock Options. Stock options may be granted to any eligible person, provided that ISOs may only be granted to our employees or employees of our parents or subsidiaries (if any), subject to the 2014 Plan and such restrictions as may be determined by the plan administrator and set forth in an applicable award agreement. The exercise price of stock options granted to employees, directors or consultants will be determined by the plan administrator and set forth in an applicable award agreement; provided that such exercise price may not be less than fair market value of a share on grant date (or 110% of fair market value with respect to ISOs granted to employees holding 10% or more of the total combined voting power of the company). No stock option award may have a term of more than ten years following the date of grant.
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Restricted Stock. Restricted stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred or hypothecated until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options and restricted stock units, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.
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Restricted Stock Units. Restricted stock units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.
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Stock Appreciation Rights. SARs typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2014 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2014 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.
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Other Awards. Other stock-based or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other awards, which may include vesting conditions based on continued service, performance, and/or other conditions.
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Dividend Equivalent Rights. Dividend equivalent rights represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payment dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Adjustments of Awards. In the event of any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, recapitalization, combination or reclassification of the shares or similar transaction affecting the shares, any other increase or decrease in the number of issued shares effected without receipt of consideration by the company or any other transaction with respect to common stock (including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, partial or complete liquidation or any similar transaction, proportionate adjustments will be made to the number of shares covered by each outstanding award and the number of shares which have been authorized for issuance under the 2014 Plan, the exercise or purchase price of each such outstanding award, the maximum number of shares with respect to which awards may be granted to any grantee in any calendar, as well as any other terms that the plan administrator determines required. In the event of any distribution of cash or other assets to stockholders other than a normal cash dividend, the plan administrator shall also make such adjustments or substitute, exchange or grant awards to effect such adjustments, in each case, in a manner that precludes the enlargement of rights and benefits under such awards. In connection with the foregoing adjustments, the plan administrator may, in its discretion, prohibit the exercise of awards or other issuance of shares, cash, or other consideration pursuant to awards during certain periods of time.

Corporate Transactions. Effective upon the consummation of a merger, consolidation, reverse merger, or series of related transactions culminating in a reverse merger, liquidation, dissolution, acquisition in a single or series of related transactions by any person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of the company’s outstanding securities (unless otherwise determined by the plan administrator), or the sale, transfer, or other disposition of all or substantially all of the assets of the company, all outstanding awards under the 2014 Plan shall terminate but only to the extent they are not assumed in connection with such corporate transaction. The plan administrator shall have the authority, exercisable either in advance of any actual or anticipated corporate transaction or at any time of an actual corporate transaction and exercisable at the time of the grant of an award under the 2014 Plan or at any time while an award remains outstanding, to provide for the full or partial automatic vesting and exercisability of one or more outstanding unvested awards under the plan and the release from restrictions on transfer and repurchase or forfeiture rights of such awards in connection with a corporate transaction on such terms and conditions as the plan administrator may specify. The plan administrator also has the authority to condition any such award vesting and exercisability or release form such limitation upon subsequent termination of the continuous service of the grantee within a specified period following the effective date of the corporate transaction.

Amendment and Termination. The 2014 Plan was terminated on April 23, 2024. However, all outstanding awards will continue to be governed by their existing terms.

Clawback Policy

In connection with this offering, we intend to adopt an incentive compensation recovery policy, or a clawback policy, that is compliant with the Nasdaq Listing Rules, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Non-Employee Director Compensation

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. We have, however, paid each of our non-affiliated directors, Mr. Taylor, Mr. Burke, and Ms. Robertson, cash fees as set forth in the table below for their service on our board. From time to time, we have granted equity awards to certain non-employee directors for their service on our board of directors. In February 2023, we granted Mr. Taylor an option to purchase 50,000 shares of our common stock, which vest as to 1/48th of the shares subject thereto on each monthly anniversary of September 13, 2021, subject to Mr. Taylor’s continued service on the applicable vesting date. We have also reimbursed our directors for expenses associated with attending meetings of our board of directors and committees of our board of directors.

In addition to his service on the board, Dr. Parvizi serves as Chief Medical Advisor to the company. Dr. Parvizi received a cash fee of $7,000, payable biweekly, until April 1, 2023, and subsequently has received a cash fee of $7,700, payable biweekly, since April 1, 2023, in consideration of his consulting services.

Director Compensation Table for Fiscal Year 2023

The following table sets forth information regarding the compensation of our non-employee directors for the fiscal year ended December 31, 2023.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1) (2)	All Other Compensation ($) (3)	Total ($)
Juliet Tammenoms Bakker	—	—	—	—
William W. Burke	27,500	—	—	27,500
Lucian Iancovici, M.D.	—	—	—	—
Josef Parvizi, M.D., Ph.D.	—	—	180,600	180,600
Rebecca (Beckie) Robertson	30,000	—	—	30,000
Joseph M. Taylor	28,000	58,579	—	86,579

(1)
Amounts reflect the full grant-date fair value of stock options granted during 2023 computed in accordance with ASC Topic 718. See Note 11 of the financial statements included elsewhere in this prospectus for a discussion of valuation assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)
The aggregate number of option awards (whether exercisable or unexercisable) held as of December 31, 2023 by Mr. Burke, Ms. Robertson, and Mr. Taylor is 148,750, 215,752 and 175,414, respectively. None of our other directors held outstanding options as of December 31, 2023.
(3)
Amounts shown for Dr. Parvizi reflect the cash consulting fees paid for consulting services performance in 2023.

In connection with the consummation of this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

Certain Relationships and Related-Party Transactions

The following includes a summary of transactions since January 1, 2021 and any currently proposed transactions to which we were or are expected to be a participant in which (1) the amount involved exceeded or will exceed $120,000, and (2) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive and Director Compensation.”

Series C Redeemable Convertible Preferred Stock Financing

In April 2021, we entered into a Series C redeemable convertible preferred stock purchase agreement with various investors, pursuant to which we issued an aggregate of 22,308,227 shares of Series C-1 redeemable convertible preferred stock at $4.47 per share for gross proceeds of $99.7 million in multiple closings, and 626,398 shares of Series C-NV redeemable convertible preferred stock at $4.47 per share for gross proceeds of $2.8 million in the first closing. The first closing occurred in April 2021, at which time we issued 10,788,027 shares of Series C-1 redeemable convertible preferred stock and 626,398 shares of Series C-NV redeemable convertible preferred stock for aggregate gross proceeds of $51.0 million. The second closing occurred in May 2021, at which time we issued 334,520 shares of Series C-1 redeemable convertible preferred stock for gross proceeds of $1.5 million. The third closing occurred in September 2022, at which time we issued 11,185,680 shares of Series C-1 redeemable convertible preferred stock for gross proceeds of $50.0 million.

The table below sets forth the number of shares of our Series C-1 redeemable convertible preferred stock and Series C-NV redeemable convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock at the time of the transaction, and their affiliated entities or immediate family members. Each share of Series C-1 and Series C-NV redeemable convertible preferred stock in the table below will convert into one share of our common stock upon the completion of this offering.

Name(1)	Series C-1 Convertible Preferred Stock (#)	Series C-NV Convertible Preferred Stock (#)	Aggregate Cash Purchase Price ($)
Entities affiliated ABG WTT-Ceribell Limited(2)	5,592,841		$24,999,999
Longitude Venture Partners IV, L.P.(3)	5,501,345		$24,591,012
The Rise Fund Clearthought L.P.(4)	3,510,847		$15,693,486
Entities affiliated with Red Tree Venture Capital(5)	1,681,933		$7,518,241
Optimas Capital Partners Fund LP(6)	1,214,587		$5,429,204
u.life fund(7)		626,389	$2,799,999
Josef Parvizi, M.D., Ph.D.(8)	475,001		$2,123,255

(1)
For additional information regarding these stockholders and their equity holdings, see “Principal Stockholders.”
(2)
ABG WTT-Ceribell Limited owns more than 5% of our outstanding capital.
(3)
Longitude Venture Partners IV, L.P. owns more than 5% of our outstanding capital. Ms. Tammenoms Bakker is a member of our board of directors and is a managing member of Longitude Venture Partners IV, L.P.
(4)
The Rise Fund Clearthought L.P. owns more than 5% of our outstanding capital.
(5)
Entities affiliated with Red Tree Venture Capital own more than 5% of our outstanding capital.
(6)
Entities affiliated with Optimas Capital Partners Fund LP owns more than 5% of our outstanding capital.
(7)
u.life fund owns more than 5% of our outstanding capital.
(8)
Dr. Parvizi is a co-founder, our Chief Medical Advisor, and a member of our board of directors. Includes 82,368 shares of Series C redeemable convertible preferred stock purchased by an immediate family member of Dr. Parvizi.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, as amended, with the purchasers of our outstanding redeemable convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. Following the consummation of this offering, the holders of approximately 45.8 million shares of our common stock issuable upon the conversion of our outstanding redeemable convertible preferred stock are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to an amended and restated voting agreement, as amended, with certain holders of our common stock and redeemable convertible preferred stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated. Upon the consummation of this offering, the amended and restated voting agreement will terminate.

Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and redeemable convertible preferred stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Executive Officer and Director Compensation

Please see “Executive and Director Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into change in control and severance agreements with our executive officers that, among other things, provide for certain compensatory and change-in-control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive and Director Compensation.”

Parvizi Consulting Agreement

We entered into a consulting agreement with Dr. Parvizi on May 7, 2018. Pursuant to the consulting agreement, Dr. Parvizi was paid $84,000, $168,000, and $180,600 in 2021, 2022, and 2023, respectively, in consideration of his consulting services. See also the section titled “Executive and Director Compensation.”

Indemnification Agreements

We have entered into indemnification agreements with certain of our current directors and executive officers and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section titled “Management—Limitations on Liability and Indemnification Matters.”

Directed Share Program

At our request, the underwriters have reserved up to    % of the shares of common stock being offered by this prospectus for sale, at the initial public offering price, to our employees, subject to certain minimum requirements. See “Underwriting—Directed Share Program.”

Policies and Procedures for Related-Party Transactions

Prior to the consummation of this offering, our board of directors will adopt a written related-party transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related-party transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal Stockholders

The following table sets forth, as of June 30, 2024, information regarding beneficial ownership of our capital stock by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•
each of our named executive officers;
•
each of our directors; and
•
all of our executive officers and directors as a group.

The percentage ownership information under the column titled “Beneficial Ownership Prior to this Offering” is based on 60,170,797 shares of our common stock outstanding as of June 30, 2024, including 45,791,409 shares of our common stock resulting from the Preferred Stock Conversion, as if this conversion had occurred as of June 30, 2024. The percentage ownership information under the column titled “Beneficial Ownership After this Offering” assumes the foregoing and the issuance of shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. In addition, the following table assumes the conversion of Series C-NV redeemable convertible preferred stock into common stock and does not reflect any shares of common stock that may be purchased in this offering.

We have determined beneficial ownership according to the rules and regulations of the SEC, and thus it generally means that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power of that security. In addition, shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2024 are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. In addition, the following table does not reflect any shares of common stock that may be purchased in this offering or pursuant to our directed share program described under “Underwriting — Directed Share Program.”

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o CeriBell, Inc., 360 N. Pastoria Avenue, Sunnyvale, California 94085.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
Entities affiliated with The Rise Fund Clearthought L.P.(1)	9,218,992	—	9,218,992	15.3%
Entities affiliated with The Global Value Investment Portfolio Management Pte Ltd.(2)	6,086,653	—	6,086,653	10.1%
Entities affiliated with Longitude Venture Partners IV, L.P.(3)	5,751,345	—	5,751,345	9.6%
Entities affiliated ABG WTT-Ceribell Limited(4)	5,592,841	—	5,592,841	9.3%
Entities affiliated with Red Tree Venture Fund, L.P.(5)	5,168,126	—	5,168,126	8.6%
Entities affiliated with Optimas Capital Partners Fund LP(6)	3,985,599	—	3,985,599	6.6%
Named Executive Officers and Directors:
Xingjuan (Jane) Chao, Ph.D.(7)	2,447,849	2,149,890	4,597,739	7.4%
Scott Blumberg(8)	227,108	437,262	664,370	1.1%
Joshua Copp	—	—	—	—
Raymond Woo, Ph.D.(9)	302,483	442,749	745,232	1.2%
Josef Parvizi, M.D., Ph.D.(10)	5,356,416	—	5,356,416	8.9%
Juliet Tammenoms Bakker(3)	5,751,345	—	5,751,345	9.6%
William W. Burke(11)	5,000	92,031	97,031	*
Lucian Iancovici, M.D.	—	—	—	—
Rebecca (Beckie) Robertson(12)	—	205,335	205,335	*
Joseph M. Taylor(13)	113,618	161,872	275,490	*
All current directors and executive officers as a group (10 persons)(14)	13,255,261	3,489,139	16,744,400	26.3%

* Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
Consists of 9,218,992 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by The Rise Fund Clearthought L.P (“Rise Clearthought”). The general partner of Rise Clearthought is The Rise Fund GenPar, L.P., whose general partner is The Rise Fund GenPar Advisors, LLC. TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, which is the general partner of TPG Group Holdings (SBS), L.P., which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc. (“TPG”), which is the controlling shareholder of TPG GP Co, LLC, TPG Holdings II-A, LLC, which is the general partner of TPG Operating Group II, L.P., which is the managing member of TPG Holdings I-A, LLC, which is the general partner of TPG Operating Group I, L.P., which is the sole member of The Rise Fund GenPar Advisors, LLC. Because of TPG GP A’s relationship with Rise Clearthought, TPG GP A may be deemed to beneficially own the shares held by Rise Clearthought. TPG GP A is owned by entities owned by Messrs. David Bonderman, James Coulter, and Jon Winkelried (the “Control Group”). Because of the relationship of the Control Group to TPG GP A, each member of the Control Group may be deemed to beneficially own the shares held by the Rise Clearthought. Each member of the Control Group disclaims beneficial ownership of the shares held by Rise Clearthought except to the extent of their pecuniary interest therein. The principal address for The Rise Fund Clearthought L.P. entities is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(2)
Consists of (i) 6,041,911 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by u.life fund and (ii) 44,742 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by GVIP Ventures SPC-SP3 (“GVIP”). The Global Value Investment Portfolio Management Pte Ltd, a Singapore company (“GVIP Management”), has voting control of u.life fund and GVIP. Caroline Kwong is the Managing Director of GVIP Management. Ms. Kwong disclaims beneficial ownership of such shares held by u.life fund and GVIP. The principal address for the GVIP Management entities is Level 19, Singapore Land Tower, 50 Raffles Place, Singapore 048623.
(3)
Consists of (i) 5,501,345 shares of common stock issuable upon conversion of redeemable convertible preferred stock, and (ii) 250,000 shares of common stock held by Longitude Venture Partners IV, L.P. (“LVPIV”). Longitude Capital Partners IV, LLC (“LCPIV”) is the general partner of LVPIV, and may be deemed to have voting, investment, and dispositive power over the securities held by LVPIV. Patrick G. Enright, and Juliet Tammenoms Bakker, a member of our board of directors, are managing members of LCPIV, and may be deemed to share voting, investment, and dispositive power over the securities held by LVPIV. Each of LCPIV, Mr. Enright, and Ms. Tammenoms Bakker disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein. The principal address for these entities is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.

(4)
Consists of 5,592,841 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by ABG WTT-Ceribell Limited, which is 100% owned by Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. (“ABG-WTT Fund”), and Ally Bridge Group Global Life Science Capital Partners V, L.P. (“ABG V”). Mr. Fan Yu is the director of the entities that respectively act as the general partner of ABG-WTT Fund and ABG V. The registered address of ABG WTT-Ceribell Limited is the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(5)
Consists of (i) 3,536,771 shares of common stock issuable upon conversion of redeemable convertible preferred stock directly held by Red Tree Venture Fund, L.P. (“Red Tree Fund I”), (ii) 1,183,928 shares of common stock directly held by Red Tree Fund I, and (iii) 447,427 shares of common stock issuable upon conversion of redeemable convertible preferred stock directly held by Red Tree SPV II, LLC (“Red Tree SPV II”). Red Tree GP, L.P. (“Red Tree GP I”) is the general partner of Red Tree Fund I and Red Tree SPV II, and may be deemed to have sole voting and dispositive power over the shares held by Red Tree Fund I and Red Tree SPV II. Red Tree GP I and Heath Lukatch, the Managing Director of Red Tree GP I who may be deemed to share voting and dispositive power over the reported securities, disclaim beneficial ownership of the reported securities held by Red Tree Fund I and Red Tree SPV II, except to the extent of any pecuniary interest therein. The principal address for these entities is 2055 Woodside Road, Suite 270, Redwood City, CA 94061.
(6)
Consists of (i) 446,428 shares of common stock, and (ii) 3,539,171 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Optimas Capital Partners Fund LP. Optimas Capital Partners is the general partner of Optimas Capital Partners Fund LP. Yongzhi Jiang is the managing member of Optimas Capital Partners and, as a result, holds voting and dispositive power with respect to the shares held by Optimas Capital Partners Fund LP. Mr. Jiang disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The principal address for the Optimas Capital Partners Fund LP entities is Unit 709-710, 7/F, Chater House, 8 Connaught Road, Central, Hong Kong.
(7)
Consists of (i) 1,499,291 shares of common stock held by Dr. Chao, (ii) 2,149,890 shares of common subject to options exercisable within 60 days of June 30, 2024 held by Dr. Chao, and (iii) 948,558 shares of common stock held by the ACP 2021 Trust. Dr. Chao is a co-trustee of the ACP 2021 Trust, and therefore may be deemed to beneficially own shares held by such trust.
(8)
Consists of (i) 227,108 shares of common stock, and (ii) 437,262 shares of common stock subject to options exercisable within 60 days of June 30, 2024.
(9)
Consists of (i) 302,483 shares of common stock, and (ii) 442,749 shares of common stock subject to options exercisable within 60 days of June 30, 2024.

(10)
Consists of (i) 1,681,892 shares of common stock held by Dr. Parvizi, (ii) 392,633 shares of common stock issuable upon conversion of redeemable convertible preferred stock held by Dr. Parvizi, (iii) 2,333,333 shares of common stock held by the Innovation ACP Trust, and (iv) 948,558 shares of common stock held by the ACP 2021 Trust. Dr. Parvizi is a co-trustee of the Innovation ACP Trust and the ACP 2021 Trust, and therefore may be deemed to beneficially own shares held by such trusts.

(11)
Consists of (i) 5,000 shares of common stock, and (ii) 92,031 shares of common stock subject to options exercisable within 60 days of June 30, 2024.
(12)
Consists of 205,335 shares of common stock subject to options exercisable within 60 days of June 30, 2024.
(13)
Consists of (i) 113,618 shares of common stock issuable upon conversion of redeemable convertible preferred stock, and (ii) 161,872 shares of common stock subject to options exercisable within 60 days of June 30, 2024.
(14)
Consists of (i) 13,255,261 shares owned by our current directors and executive officers, without duplication, and (ii) 3,489,139 shares of common stock subject to options exercisable within 60 days of June 30, 2024.

Description of Capital Stock

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries. You should also refer to the amended and restated certificate of incorporation, the amended and restated bylaws, and the amended and restated investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of shares of common stock, par value $0.001 per share, and shares of preferred stock, par value $0.001 per share.

Common Stock

Outstanding Shares

As of June 30, 2024, we had 60,170,797 shares of common stock outstanding, held of record by 139 stockholders, after giving effect to the Preferred Stock Conversion.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking-fund provisions applicable to our common stock. The rights, preferences, and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the completion of this offering, all of our currently outstanding shares of redeemable convertible preferred stock will convert into common stock, and we will not have any preferred shares outstanding. Immediately prior to the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of redeemable convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Stock Options

As of June 30, 2024, 13,065,643 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $1.87 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive and Director Compensation—Equity Compensation Plans.”

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our stock as of June 30, 2024. Immediately prior to the completion of this offering, the warrants to purchase shares of our Series B redeemable convertible preferred stock and warrants to purchase shares of our Series C-1 redeemable convertible preferred stock will convert into warrants to purchase shares of our common stock.

Class of Stock Underlying	Issue Date	Number of Shares of Preferred Stock Exercisable Prior to this Offering	Number of Shares of Common Stock Underlying Warrants on As-Converted Basis	Exercise Price Per Share	Expiration Date
Series B Convertible Preferred Stock	5/1/2020	117,520(1)	117,520	$2.9782	May 1, 2030
Series C-1 Convertible Preferred Stock	3/10/2022	39,146	39,146	$4.47	March 10, 2032
Series C-1 Convertible Preferred Stock	2/6/2024	106,263	106,263	$4.47	February 6, 2034

(1) In March 2022, the Company amended the terms of certain warrants exercisable for up to 16,788 shares of Series B redeemable convertible preferred stock to be exercisable at the holder’s option for either (i) 16,788 shares of Series B redeemable convertible preferred stock or (ii) 11,184 shares of Series C-1 redeemable convertible preferred stock. The figures in the table above assume that these warrants amended in March 2022 are exercisable for shares of Series B redeemable convertible preferred stock.

Registration Rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our redeemable convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement, as amended, and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes, fees and disbursements of more than one special counsel for the holders, and the compensation of regular employees of the company, of the shares registered pursuant to the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback, and Form S-3 registration rights described below will terminate upon the earliest to occur of (1) the date five years after the consummation of this offering or (2) with respect to each stockholder, such time after the completion of this offering at which Rule 144 of the Securities Act (“Rule 144”) or another similar exemption under the Securities Act is available for the sale of all of such stockholder’s shares without limitation, during a three-month period without registration.

Demand Registration Rights

Upon the completion of this offering, holders of up to approximately 45.8 million shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock will be entitled to certain demand registration rights. Beginning on the earlier of (i) September 16, 2025 and (ii) six months following the effectiveness of the registration statement of which this prospectus is a part, investors holding, collectively, not less than 20% of registrable securities may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities the anticipated aggregate offering price of which is at least $25.0 million and the proposed sale price of which is at least $8.94 per share. If such holders exercise their demand registration rights, then holders of approximately 45.8 million shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock will be entitled to register their shares, subject to specified conditions and limitations in the corresponding offering.

Piggyback Registration Rights

In connection with this offering, holders of up to approximately 45.8 million shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

S-3 Registration Rights

Upon the completion of this offering, the holders of up to approximately 45.8 million shares of our common stock issuable upon conversion of our outstanding redeemable convertible preferred stock will initially be entitled to certain Form S-3 registration rights. Any holder or holders of registrable securities may, with respect to not more than two such registrations within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with aggregate proceeds, net of underwriting discounts and expenses related to the issuance, which equal or exceed $3.0 million. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

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before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
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upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
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on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

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any merger or consolidation involving the corporation and the interested stockholder;
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any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
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subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
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any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and
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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:

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permit our board of directors to issue up to shares of preferred stock, with any rights, preferences, and privileges as they may designate, including the right to approve an acquisition or other change in control;
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provide that the authorized number of directors may be changed only by resolution of our board of directors;
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provide that our board of directors will be classified into three classes of directors, divided as nearly as equal in number as possible;
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provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;
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provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
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require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing and also specify requirements as to the form and content of a stockholder’s notice;
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provide that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors constituting the board, and not by our stockholders; and
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not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control of our company.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in control or management of our company. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or any action asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification

For a discussion of liability and indemnification, see the section titled “Management—Limitations on Liability and Indemnification Matters.”

Listing

We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “CBLL.”

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be Broadridge Corporate Issuer Solutions, LLC. The transfer agent and registrar’s address is 51 Mercedes Way, Edgewood, NY 11717.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of June 30, 2024, upon the completion of this offering and assuming (i) the Preferred Stock Conversion, (ii) no exercise of the underwriters’ option to purchase additional shares of our common stock, and (iii) no exercise of outstanding options or warrants, we will have outstanding an aggregate of shares of common stock.

Of these shares, all of the shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701 of the Securities Act (“Rule 701”), which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701, based on the number of shares of our common stock outstanding (calculated as of December 31, 2023 on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares, if any, and no exercise of outstanding options or warrants), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate number of shares	First date available for sale into public market

shares

181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes. In the event that any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.

In addition, the shares of common stock reserved for future issuance under the 2024 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act, or an exemption from registration, including Rule 144 and Rule 701.

Rule 144

Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations, or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable).

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

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1% of the number of shares of common stock then outstanding, which will equal approximately shares of common stock immediately upon the completion of this offering (calculated as of June 30, 2024 on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants subsequent to June 30, 2024); or
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the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements, and requirements related to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers, and the holders of substantially all of our common stock, stock options, and other securities convertible into or exercisable or exchangeable for our common stock, have agreed, that without the prior written consent of the representatives on behalf of the underwriters, subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. These agreements are described in the section titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement, our standard form of option agreement, our standard form of restricted stock agreement, and our standard form of restricted stock purchase agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Registration Rights

Upon the completion of this offering, the holders of 45.8 million shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “—Lock-Up Agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the relevant filed registration statement, subject to the terms of the lock-up agreements described above. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. See the section titled “Description of Capital Stock—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock subject to issuance upon the exercise of outstanding stock options under the 2014 Plan and the EIP and reserved for issuance under the 2024 Plan and the ESPP. Such registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations, vesting restrictions, and the lock-up agreements described above, if applicable.

Rule 10b5-1 Trading Plans

Following the closing of this offering, certain of our officers, directors, and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these Rule 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director, or stockholder when entering into the plan, without further direction from such officer, director, or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director, or stockholder in connection with this offering.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

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U.S. expatriates and former citizens or long-term residents of the United States;
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persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
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banks, insurance companies, and other financial institutions;
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brokers, dealers, or traders in securities;
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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
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tax-exempt organizations or governmental organizations;
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persons deemed to sell our common stock under the constructive sale provisions of the Code;
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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
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tax-qualified retirement plans; and
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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
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a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under the subsection titled “—Sale or Other Taxable Disposition” below.

Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
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our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

BofA Securities, Inc. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC
William Blair & Company, L.L.C.
TD Securities (USA) LLC
Canaccord Genuity LLC
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession, or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount, and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $ and are payable by us. We have also agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $ .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exercisable for or exchangeable for common stock (collectively, the “Lock-Up Securities”) for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•
offer, pledge, sell or contract to sell any Lock-Up Securities,
•
sell any option or contract to purchase any Lock-Up Securities,
•
purchase any option or contract to sell any Lock-Up Securities,
•
grant any option, right or warrant for the sale of any Lock-Up Securities,
•
lend or otherwise dispose of or transfer any Lock-Up Securities,
•
request or demand that we file or make a confidential submission of a registration statement related to the Lock-Up Securities,
•
enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Lock-Up Securities whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise, or
•
publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to any Lock-Up Securities whether now owned or acquired later by the person executing the agreement or for which the person executing the agreement has or later acquires the power of disposition. The representatives, in their sole discretion, may release the Lock-Up Securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Listing

We have applied to list our common stock on the Nasdaq Global Market under the symbol “CBLL.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•
our financial information,
•
the history of, and the prospects for, our company and the industry in which we compete,
•
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•
the present state of our development, and
•
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Directed Share Program

At our request, the underwriters have reserved up to    % of the shares of common stock being offered by this prospectus for sale, at the initial public offering price, to our employees, subject to certain minimum requirements. The sales will be made at our direction by , through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but the number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Shares purchased through the directed share program will not be subject to the 180-day Lock-Up restriction, provided that the purchaser does not voluntarily effect any public filing or report regarding a sale or distribution during the 180-day Lock-Up period.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters, and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;
b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c.
at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters, and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000, as amended.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations, and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(c)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(d)
where no consideration is or will be given for the transfer;
(e)
where the transfer is by operation of law; or
(f)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal Matters

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Allen Overy Shearman Sterling US LLP, New York, New York.

Experts

The financial statements as of December 31, 2023 and 2022 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are summary in nature and not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by reference to the full text of such contract or other document.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.ceribell.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our common stock.

Change in independent registered public accounting firm

On November 15, 2022, the audit committee of our board of directors approved the engagement of PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm to audit our financial statements. On November 16, 2022, we dismissed BDO USA, LLP (n/k/a BDO USA, P.C.) (“BDO”) as our independent auditor and engaged PwC as our independent registered public accounting firm. In addition to being engaged as the auditor for December 31, 2022, PwC performed a reaudit of the 2021 financial statements.

BDO did not issue a report on our audited financial statements for either of the years ended December 31, 2022 or December 31, 2023. During the years ended December 31, 2020, and 2021 and the subsequent interim period through November 16, 2022, there were:

•
no “disagreements” (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of BDO, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements, and
•
no “reportable events” (as such term is defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

We have provided a copy of this disclosure to BDO and requested that they furnish a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of the letter, dated , 2024, is filed as an exhibit to the registration statement of which this prospectus is a part.

During the years ended December 31, 2020, and 2021 and the subsequent interim period through November 16, 2022, when we engaged PwC, we did not consult with PwC with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements, and no written report or oral advice of PwC was provided that was an important factor considered by us in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or any “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto). See “Risk factors - If we are unable to design, implement, and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may decline.”

CeriBell, Inc.

INDEX TO FINANCIAL STATEMENTS

Years ended December 31, 2022 and 2023, and

Six Months Ended June 30, 2023 and 2024 (unaudited)

CeriBell, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of CeriBell, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CeriBell, Inc. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “ financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

San Jose, California

June 24, 2024

We have served as the Company's auditor since 2022.

CeriBell, Inc.

Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,	June 30,
	2022	2023	2024
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$68,235	$34,495	$24,357
Accounts receivable, net	5,295	7,955	9,213
Inventory	4,075	5,868	5,757
Contract costs, current	1,029	1,515	1,624
Prepaid expenses and other current assets	1,165	2,130	1,670
Total current assets	79,799	51,963	42,621
Property and equipment, net	1,103	1,577	1,748
Operating lease right-of-use assets	2,770	2,160	2,595
Contract costs, long-term	952	1,238	1,266
Other non-current assets	1,834	1,984	4,946
Total assets	$86,458	$58,922	$53,176
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$423	$732	$1,108
Accrued liabilities	5,823	7,540	7,358
Contract liabilities, current	343	206	312
Notes payable, current	2,500	11,833	—
Operating lease liability, current	629	694	912
Other current liabilities	146	595	765
Total current liabilities	9,864	21,600	10,455
Long-term liabilities
Notes payable, long-term	12,720	—	19,438
Contract liabilities, long-term	—	44	37
Other liabilities, long-term	489	441	1,237
Operating lease liability, long-term	2,371	1,677	1,872
Total long-term liabilities	15,580	2,162	22,584
Total liabilities	$25,444	$23,762	$33,039
Commitments and contingencies (Note 7)
Redeemable convertible preferred stock, $0.001 par value;
Authorized shares: 45,998,440, 46,624,838, and 46,831,773 shares as of December 31, 2022 and 2023, and June 30, 2024 (unaudited), respectively
Issued and outstanding shares: 45,791,409 shares as of December 31, 2022 and 2023, and June 30, 2024 (unaudited), respectively
Aggregate liquidation preference of $152,590 as of December 31, 2022 and 2023, and June 30, 2024 (unaudited), respectively	147,412	147,412	147,412
Stockholders’ deficit
Common stock, $0.001 par value;
Authorized shares: 76,672,748, 76,046,350, and 76,879,683 as of December 31, 2022 and 2023, and June 30, 2024 (unaudited), respectively
Issued and outstanding shares: 13,168,150, 13,956,146, and 14,379,388 as of December 31, 2022 and 2023, and June 30, 2024 (unaudited), respectively.	13	14	14
Additional paid-in capital	10,614	14,223	16,662
Accumulated deficit	(97,025)	(126,489)	(143,951)
Total stockholders’ deficit	(86,398)	(112,252)	(127,275)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$86,458	$58,922	$53,176

The accompanying notes are an integral part of these financial statements.

CeriBell, Inc.

Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
			(unaudited)
Revenue
Product revenue	$20,503	$34,568	$15,797	$22,611
Subscription revenue	5,419	10,657	4,686	7,104
Total revenue	25,922	45,225	20,483	29,715
Cost of revenue
Product cost of goods sold	4,194	6,630	2,985	3,977
Subscription cost of revenue	236	432	177	237
Total cost of revenue	4,430	7,062	3,162	4,214
Gross profit	21,492	38,163	17,321	25,501
Operating expenses
Research and development	7,243	8,995	3,999	6,254
Sales and marketing	31,811	38,922	18,515	21,288
General and administrative	18,459	20,287	9,303	14,847
Total operating expenses	57,513	68,204	31,817	42,389
Loss from operations	(36,021)	(30,041)	(14,496)	(16,888)
Interest expense	(1,603)	(2,098)	(1,053)	(963)
Change in fair value of warrant liability	(175)	48	3	(244)
Other income, net	637	2,638	1,421	633
Loss, before provision for income taxes	(37,162)	(29,453)	(14,125)	(17,462)
Provision for income tax expense	(2)	(11)	(11)	—
Net loss and comprehensive loss	$(37,164)	$(29,464)	$(14,136)	$(17,462)
Net loss per share attributable to common stockholders:
Basic and diluted	(2.84)	(2.16)	(1.05)	(1.23)
Weighted-average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted	13,102,368	13,630,758	13,464,364	14,152,267

The accompanying notes are an integral part of these financial statements.

CeriBell, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Par Value	Paid-in- Capital	Deficit	Deficit
Balance December 31, 2021	34,605,729	$97,722	13,012,137	13	$2,532	$(59,861)	$(57,316)
Issuance of Series C redeemable preferred stock	11,185,680	50,000	—	—	—	—	—
Series C-1 redeemable preferred stock issuance costs	—	(310)	—	—	—	—	—
Issuance of common stock pursuant to stock option exercises	—	—	156,013	—	154	—	154
Stock-based compensation	—	—	—	—	7,928	—	7,928
Net loss	—	—	—	—	—	(37,164)	(37,164)
Balance December 31, 2022	45,791,409	$147,412	13,168,150	13	$10,614	$(97,025)	$(86,398)
Issuance of common stock pursuant to stock option exercises	—	—	787,996	1	931	—	932
Stock-based compensation	—	—	—	—	2,678	—	2,678
Net loss	—	—	—	—	—	(29,464)	(29,464)
Balance December 31, 2023	45,791,409	$147,412	13,956,146	14	$14,223	$(126,489)	$(112,252)
Issuance of common stock pursuant to stock option exercises (unaudited)	—	—	423,242	—	606	—	606
Stock-based compensation (unaudited)	—	—	—	—	1,833	—	1,833
Net loss (unaudited)	—	—	—	—	—	(17,462)	(17,462)
Balance June 30, 2024 (unaudited)	45,791,409	$147,412	14,379,388	14	$16,662	$(143,951)	$(127,275)

	Redeemable Convertible Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Par Value	Paid-in- Capital	Deficit	Deficit
Balance December 31, 2022	45,791,409	$147,412	13,168,150	13	$10,614	$(97,025)	$(86,398)
Issuance of common stock pursuant to stock option exercises (unaudited)	—	—	548,165	1	578	—	579
Stock-based compensation (unaudited)	—	—	—	—	1,296	—	1,296
Net loss (unaudited)	—	—	—	—	—	(14,136)	(14,136)
Balance June 30, 2023 (unaudited)	45,791,409	$147,412	13,716,315	14	$12,488	$(111,161)	$(98,659)

The accompanying notes are an integral part of these financial statements

CeriBell, Inc.

Statements of Cash Flows

(In thousands)

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
			(unaudited)
Cash flows from operating activities
Net loss	$(37,164)	$(29,464)	$(14,136)	$(17,462)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	497	847	351	534
Noncash lease expense	68	(19)	(7)	(22)
Stock-based compensation expense	7,928	2,678	1,296	1,833
Amortization of debt discount	280	363	199	198
Change in fair value of warrant liability	175	(48)	(3)	244
Loss on disposal of recorders	98	181	117	96
Changes in operating assets and liabilities:
Accounts receivable, net	(3,063)	(2,660)	(777)	(1,258)
Inventory	(1,902)	(1,794)	(479)	111
Prepaid expenses and other current assets	(347)	(965)	(531)	460
Contract costs	(896)	(773)	(577)	(137)
Other non-current asset	110	113	(39)	(102)
Accounts payable	124	309	669	302
Accrued liabilities and other current liabilities	1,995	2,166	(1,131)	(1,422)
Contract liabilities	95	(93)	(9)	99
Net cash used in operating activities	(32,002)	(29,159)	(15,057)	(16,526)
Cash flows from investing activities
Purchases of recorder components and recorders	(883)	(780)	(1,039)	(872)
Purchases of property and equipment	(516)	(983)	(350)	(416)
Net cash used in investing activities	(1,399)	(1,763)	(1,389)	(1,288)
Cash flows from financing activities
Repayment of debt	(39)	(3,750)	—	—
Proceeds from exercise of common stock pursuant to stock option exercises	154	932	578	606
Proceeds from the sale of redeemable convertible preferred stock	50,000	—	—	—
Redeemable convertible preferred shares issuance costs	(310)	—	—	—
Proceeds from debt issuance	—	—	—	7,905
Debt issuance cost	—	—	—	(304)
Payment of deferred IPO offering costs	—	—	—	(531)
Net cash provided by (used in) financing activities	49,805	(2,818)	578	7,676
Net increase (decrease) in cash and cash equivalents	16,404	(33,740)	(15,868)	(10,138)
Cash and cash equivalents, beginning of period	51,831	68,235	68,235	34,495
Cash and cash equivalents, end of period	$68,235	$34,495	$52,367	$24,357
Supplemental disclosure of cash flow information
Cash paid for interest	$1,628	$1,734	$855	$920
Right-of-use asset obtained in exchange for operating lease obligation	$—	$—	$—	$778
Property and equipment included in accounts payable and accrued expenses	$—	$—	$—	$73
Unpaid deferred IPO offering costs included in accounts payable and accrued liabilities	$—	$—	$—	$1,360

The accompanying notes are an integral part of these financial statements

CeriBell, Inc.

Notes to Financial Statements

1.
The Company

Organization and Business

CeriBell, Inc., (the “Company”) was incorporated in the state of Delaware as Brain Stethoscope, Inc., on August 29, 2014, and changed its name to CeriBell, Inc. on August 11, 2015, and maintains its principal office in Sunnyvale, California. The Company is a commercial-stage medical technology company focused on transforming the diagnosis and management of patients with serious neurological conditions.

The Company has developed the Ceribell System, a novel, point-of-care electroencephalography (“EEG”) platform specifically designed to address the unmet needs of patients in the acute care setting. By combining proprietary, highly portable and rapidly deployable hardware with sophisticated artificial intelligence (“AI”) powered algorithms, the Ceribell System enables rapid diagnosis and continuous monitoring of patients with neurological conditions.

Liquidity

As of December 31, 2023 and June 30, 2024 (unaudited), the Company’s principal sources of liquidity consisted of $34.5 million and $24.4 million of cash and cash equivalents, respectively.

The Company has incurred operating losses and negative cash flows from operations since its inception. On December 31, 2022 and 2023 and June 30, 2024 (unaudited), the Company had an accumulated deficit of $97.0 million, $126.5 million, and $144.0 million, respectively. Such losses primarily resulted from the costs incurred in the development and sales and marketing of the Company’s products and building the Company’s organization. The Company expects to incur losses in the near term as it continues to focus on the development and promotion of new and existing products and expand its corporate infrastructure, including the costs associated with being a public company.

On February 6, 2024, the Company entered into a Venture Loan and Security Agreement (“VLSA”) with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (“SVB”), as a lender, and Horizon Technology Finance Corporation (“Horizon”), as a lender and the collateral agent. The VLSA provides a term loan commitment of $50.0 million. The Company drew $20.0 million of the $50.0 million term loan commitment at closing, which was used to retire its existing debt with Horizon, pay transaction fees, and for general corporate purposes. The remaining $30.0 million term loan commitment consists of three tranches of $10.0 million commitments, expiring on each of December 31, 2024, March 31, 2025, and June 30, 2025. The maturity date of VLSA is March 1, 2029.

The VLSA is secured by all assets of the Company, excluding intellectual property. There are no financial covenants as long as the net debt (defined as the difference between unrestricted cash and outstanding debt) does not exceed $40 million. Commencing on the last day of the calendar quarter in which the net debt exceeds $40.0 million and continuing until the repayment in full of the obligations (other than any inchoate indemnity obligations), the Company covenants, as of the last day of each fiscal quarter, to achieve annualized trailing six month revenue in an amount equal to or no less than its net debt balance. The Company must also maintain account balances in accounts at or through SVB representing at least fifty percent (50%) of the value of all deposit account balances all financial institutions through the time at which the debt has been repaid in full. Additionally, the Company shall obtain any business credit card, letter of credit and cash management services exclusively from SVB. In the event that the Company breaches one or more covenants, each lender’s obligation to lend its undisbursed portion of the loan commitment shall terminate and the lenders may choose to declare an event of default and require that the Company immediately repay all amounts outstanding of the aggregate principal amount, plus accrued interest, and foreclose on the collateral granted to it to secure such indebtedness.

Concurrent with the VLSA, the Company executed a Loan and Security Agreement with SVB to receive a senior revolving line of credit of up to $10.0 million (“Revolving Facility”). The Revolving Facility is secured by the Company's accounts receivable, inventory, and other property. There are no financial covenants as long as the net debt (defined as the difference between unrestricted cash and outstanding debt) does not exceed $40 million. Commencing on the last day of the calendar quarter in which the net debt exceeds $40.0 million and continuing until the repayment in full of the obligations, the Company covenants, as of the last day of each fiscal quarter, to achieve a recurring revenue ratio of not less than 1.00:1.00. The recurring revenue ratio is defined as annualized trailing six months of revenue divided by net debt. The Company may draw amounts up to 85% of the eligible trade receivables. In the event that the Company breaches one or more covenants, the lender may choose to declare an event of default and require that the Company immediately repay all obligations.

Based on the Company’s current operating plan, as of June 24, 2024, the date these financial statements were available to be issued, the Company believes that the expected cash generated from revenue transactions with customers and its existing cash and cash equivalents, along with funding available from the VLSA, will be sufficient to fund the Company’s planned operating expenses and

CeriBell, Inc.

Notes to Financial Statements

capital expenditure requirements for at least the next 12 months from the date these financial statements were available to be issued.

Based on the Company’s current operating plan as of August 5, 2024, the date these interim financial statements (unaudited) were available to be issued, the Company believes that the expected cash generated from revenue transactions with customers and its existing cash and cash equivalents, along with funding available from the VLSA, will be sufficient to fund the Company’s planned operating expenses and capital expenditure requirements for at least the next 12 months from the date these interim financial statements (unaudited) were available to be issued.

However, the Company may experience lower than expected cash generated from operating activities or greater than expected capital expenditures, cost of revenue, or operating expenses, and may need to raise additional capital to fund operations, further research and development activities, or acquire, invest in, or license other businesses, assets, or technologies. The Company’s future capital needs will depend upon many factors, including the market acceptance of the Company’s products, the cost and pace of developing new products, and the costs of supporting sales growth.

Should the Company obtain additional equity or debt financing to satisfy its liquidity needs, the issuance of additional debt or equity securities could be dilutive to existing shareholders. Furthermore, any new securities could have rights that are senior to existing stockholders and could contain covenants that would restrict operations. There can be no assurance that the Company will generate sufficient future cash flows from operations or that financing will be available on terms commercially acceptable to the Company or at all. If the Company is unable to obtain future funding or access funding available under the VLSA, the Company would curtail expenses by reducing some of its research and development programs and commercialization efforts in order to maintain liquidity, if necessary.

Risks and Uncertainties

The Company is subject to risks common to companies in the medical device industry, including, but not limited to, new technological innovations, dependence upon third-party payers to provide adequate coverage and reimbursement, dependence on key personnel, dependence on key suppliers, protection of proprietary technology, product liability, and compliance with government regulations. There can be no assurance that the Company’s products or services will be accepted in the marketplace, nor can there be any assurance that any future products or services can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a material adverse effect on the Company’s future financial results, financial position, and cash flow.

In addition, inflationary and supply chain pressures may adversely impact the Company’s future financial results. The Company’s operating costs have increased and may continue to increase because of these pressures, and the Company may not be able to fully offset these cost increases by raising prices for products or subscription fees, which could result in downward pressure on margins.

Adverse economic conditions in the U.S., including any economic disruptions related to another or worsening global pandemic or a recession, could negatively impact the Company’s revenues and results of operations. The global credit and financial markets continue to experience volatility and disruptions, including diminished liquidity and credit availability, increased concerns about inflation, and uncertainty about economic stability. Events including a potential recession have caused economic, market, and political uncertainty. Volatility and disruption of financial markets could limit the Company customers’ ability to obtain adequate financing or credit to purchase and pay for products in a timely manner or to maintain operations, which could result in a decrease in sales volume that could harm the company’s results of operations. General concerns about the fundamental soundness of the U.S. economy may also cause customers to reduce their purchases. Changes in governmental banking, monetary, and fiscal policies to address liquidity and increase credit availability may not be effective. Continuation or further deterioration of these financial and macroeconomic conditions could harm company sales, profitability, and results of operations.

The Company utilizes contract manufacturers in China to supply key sub-assemblies for its primary products. In addition, political instability or the deterioration of trade relations between the United States and China could adversely impact the Company’s business.

To minimize supply chain disruptions, the Company has increased inventory purchases of manufactured components and parts needed to meet forecast production demand.

2.
Summary of Significant Accounting Policies

Basis of Presentation

CeriBell, Inc.

Notes to Financial Statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company made immaterial revisions to change the classification of cash outflows for the acquisition of recorders and related components from cash outflow from operations to cash outflow from investing in the amounts of $0.9 million and $0.8 million for the years ended December 31, 2022 and 2023, respectively. The Company also made immaterial revisions to change the classification of recorders and related components not placed into service from inventory to other non-current assets in the amounts of $1.1 million and $1.3 million and the classification of warrants for convertible preferred stock from other current liabilities to other liabilities, long term in the amounts of $0.4 million and $0.3 million at December 31, 2022 and 2023 respectively.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2024, the statements of operations and comprehensive loss and cash flows for the six months ended June 30, 2023 and 2024, and the statements of redeemable convertible preferred stock and stockholders’ deficit as of June 30, 2023 and 2024, are unaudited. The financial data and other information disclosed in these notes to the financial statements related to June 30, 2024, and the six months ended June 30, 2023 and 2024, are also unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to a fair statement of the Company’s financial position as of June 30, 2024, and the results of its operations and cash flows for the six months ended June 30, 2023 and 2024. These interim financial results are not necessarily indicative of results expected for the full fiscal year or for any subsequent interim period.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates and assumptions, and such differences could be material to the Company’s financial position and results of operations. Significant estimates and assumptions include, but are not limited to, valuation of warrants, valuation of the Company’s common stock, and valuation of the Company’s options to purchase common stock for purposes of accounting for stock-based compensation.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less on the date of acquisition to be cash equivalents. As of December 31, 2022 and 2023 and June 30, 2024 (unaudited), cash and cash equivalents consist of cash in business checking accounts, demand deposit accounts, and money market funds.

Accounts Receivable

The Company records accounts receivables at the invoiced amount. The Company maintains an allowance for credit losses for any receivables the Company may be unable to collect. The Company estimates uncollectible receivables on an individual basis based on the receivables’ age, customers’ expected ability to pay and collection history, and current economic conditions, among other factors that may affect customers’ ability to pay. The Company uses its judgment, based on the best available facts and circumstances, and records an allowance against amounts due to reduce the receivable to the amount that is expected to be collected. Allowances for credit losses are immaterial and included in accounts receivable, net on the balance sheets.

Inventory

Inventory is recorded at the lower of cost or net realizable value, which approximates actual cost on the first-in, first-out basis. Inventory costs include direct materials, direct labor, and normal manufacturing overhead. The Company uses third party contract manufacturers to complete the manufacturing and assembly of material components on site. Final quality inspection and packaging is performed at the Company’s headquarters. Prior to the quality inspection and packaging, the inventory is considered component material. The Company periodically assesses the recoverability of all inventories to determine whether adjustments for impairment are required. The Company evaluates the related commercial mix of finished goods and other general obsolescence and impairment criteria in assessing the recoverability of the Company’s inventory and records a provision for excess, expired, and obsolete inventory based primarily on estimates of forecasted demand. Judgment is required in determining these provisions, and a change in the timing or level of demand for products, as compared to forecasted amounts, may result in recording additional provisions for excess, expired, and obsolete inventory in the future.

CeriBell, Inc.

Notes to Financial Statements

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. Maintenance and repairs are charged to expense as incurred, and leasehold improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the balance sheet and any resulting gain or loss is reflected in the statement of operations in the period realized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets in accordance with the following table:

Fixed asset category	Estimated useful life
Furniture and fixtures	36 months
Computer equipment and software	36 months
Laboratory and manufacturing equipment	36 months
Leasehold improvements	Shortest of: 1) Useful life of the leasehold improvement 2) 60 Months 3) Life of the lease

Right-of-Use Assets and Lease Liabilities

The Company determines if an arrangement is a lease, or contains a lease, at inception. The Company recognizes on its balance sheets operating lease liabilities representing the present value of future lease payments and an associated operating lease right-of-use (ROU) asset for any operating lease with a term greater than one year. As the Company leases do not provide an implicit rate, the Company generally uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a term similar to the lease arrangement. Significant judgment is required in determining the incremental collateralized borrowing rate. Lease expense is recognized on a straight-line basis over the lease term.

Redeemable Convertible Preferred Stock and Warrants

The holders of the outstanding shares of redeemable convertible preferred stock do not have stated redemption rights; however, the holders of the redeemable convertible stock are entitled to preferential payments in the event of a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets or intellectual property, the acquisition of the Company by another entity by means of any reorganization, merger, or consolidation following which the Company’s stockholders as of immediately prior to such acquisition fail to hold at least 50% of the voting power of the resulting entity, or a liquidation, dissolution or winding up of the Company (a “Deemed Liquidation Event”). Because a Deemed Liquidation Event is not solely within the Company’s control, all shares of redeemable convertible preferred stock have been presented outside of permanent equity in the accompanying Balance Sheets for all periods presented.

In addition, the Company has issued freestanding warrants to purchase redeemable convertible preferred stock. The warrants are currently exercisable and are included in Other liabilities, long-term on the accompanying Balance Sheets. The redeemable convertible preferred stock warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a component of non-operating income in the Statements of Operations and Comprehensive Loss. The Company uses the Black- Scholes option-pricing model to determine the fair value of the warrants.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are invested in checking accounts and money market funds. The Company has not experienced any losses to date.

The Company’s accounts receivables are derived solely from product and subscription sales to customers located in the United States. The Company performs periodic evaluations of its customers’ financial condition and generally requires no collateral from its customers. Credit losses historically have not been significant. No customers comprise 10% of the Company revenue or accounts receivable balance for the years ended and as of December 31, 2022 or 2023, or the six months ended June 30, 2023, or 2024 (unaudited).

CeriBell, Inc.

Notes to Financial Statements

Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the FDIC. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which the Company maintains balances, could adversely impact liquidity and financial performance. There can be no assurance that the Company’s deposits in excess of the Federal Deposit Insurance Corporation (“FDIC”) or other comparable insurance limits will be backstopped by the U.S. or applicable foreign governments, or that any bank or financial institution with which the Company does business will be able to obtain needed liquidity from other banks, government institutions, or by acquisition in the event of a failure or liquidity crisis. The Company’s cash and cash equivalents are primarily held in money market funds. As a result, the failing of Silicon Valley Bank did not have a material adverse impact during 2023 on the Company’s performance and liquidity.

On March 27, 2023, First-Citizens Bank & Trust Company assumed all of Silicon Valley Bank’s customer deposits and certain other liabilities and acquired substantially all of Silicon Valley Bank’s loans and certain other assets from the FDIC. The Company has not experienced any losses on its cash and cash equivalents and, as of the date that these financial statements were available to be issued.

Other Non-Current Assets

Other non-current assets include recorders, recorder components, and recorders at customer locations, as well as non-current deposits. The estimated useful life of recorders is three years and depreciation commences when recorders are placed into service at customer locations.

Deferred IPO Offering Costs

Deferred IPO offering costs, consisting of legal fees, consulting fees, and accounting fees relating to the initial public offering are capitalized. The deferred IPO offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred IPO offering costs will be expensed immediately as a charge to general and administrative expenses in the statement of operations and comprehensive loss. The Company had no deferred IPO offering costs capitalized as of December 31, 2023. The Company had $1.9 million of deferred IPO offering costs capitalized as of June 30, 2024 (unaudited), included in other non-current assets.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, principally Property and Equipment and Right of Use Assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. There have been no such impairments of long-lived assets recognized to date.

Cost of Revenue

Cost of revenue consists of direct and indirect costs related to the manufacturing of the Company’s products as well as hosting costs for the Company’s Clarity and EEG portal subscription services. Direct costs include headband costs, depreciation of recorders at customer locations, and costs related to assembly and testing performed by the Company’s employees. Indirect costs consist of allocated overhead for employee costs and facility costs. Shipping and handling costs incurred for inventory purchases and product shipments as well as tariffs are recorded in cost of revenue in the statements of operations and comprehensive loss.

Information About Segment and Geographic Areas

The Company operates and manages its business as one reportable and operating segment. The Company’s chief executive officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance. All of the Company’s revenue was in the United States for the years ended December 31, 2022 and December 31, 2023, and the six months ended June 30, 2023 and 2024 (unaudited). Long-lived assets held outside of the United States are immaterial.

CeriBell, Inc.

Notes to Financial Statements

License Agreement

The Company has entered into an in-license arrangement with Stanford University whereby the Company owes low-single digit royalty percentages related to revenue that is derived pursuant to in-licensed technologies, subject to a minimum payment. Royalty obligations are expensed as cost of revenue, in the statements of operations and comprehensive loss, when incurred or over the minimum royalty periods and have not been material. The estimated future minimum payments are less than $0.1 million per year through the end of the patents’ lives. The Company has an option to extend the exclusivity of the license to the date the last licensed patent expires upon payment of a term exercise fee.

Related Party Transactions

The Company paid Dr. Parvizi $175,000 and $194,000 for consulting services and reimbursement of related expenses and recorded such amounts as general and administrative expenses within the statements of operations and comprehensive loss for the years ended December 31, 2022 and 2023. For the six months ended June 30, 2023 and 2024 (unaudited), Dr. Parvizi was paid $94,000 and $101,000, respectively.

Research and Development

Research and development costs are charged to operations in the period incurred. Research and development costs include, but are not limited to, payroll and personnel and stock-based compensation expenses, laboratory supplies, consulting costs, and allocated overhead, including rent, equipment, depreciation, and utilities.

Intellectual Property Costs

Costs to secure, defend, and maintain patents, including those incurred in connection with filing and prosecuting patent applications, are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred for patent-related expenditures are classified as general and administrative expenses in the statements of operations and comprehensive loss.

Advertising Costs

The Company charges advertising costs to expense as incurred. Advertising costs for the years ended December 31, 2022 and 2023 were $282,000 and $533,000, respectively, and for the six months ended June 30, 2023 and 2024 (unaudited) were $112,000 and $163,000, respectively.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, redeemable convertible preferred stock, stock options, and warrants to purchase convertible preferred stock on an as-converted basis are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities, as the redeemable convertible preferred stock is considered a participating security because it participates in dividends with common stock. The holders of redeemable convertible preferred stock do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Stock-Based Compensation

The Company accounts for stock-based compensation for employee and non-employee awards in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair value-based method, for costs related to all service-based share- based payments, including stock options.

CeriBell, Inc.

Notes to Financial Statements

The Company estimates the fair value of options granted to employees on the grant date using the Black-Scholes option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the value of the Company’s stock, the expected volatility of the Company’s common stock, the expected term (based on an average of the midpoint of the requisite service period and the contractual term, and the historical exercise behavior), the risk-free interest rate and expected dividends.

The Company uses a third-party valuation company to assist management with the estimation of the fair value of the Company’s common stock and expected volatility. In deriving the fair value of the Company’s common stock, the option pricing method (“OPM”) was used to allocate the total shareholders’ equity value derived from discounted cash flow, guideline public company, and guideline transaction analyses to the outstanding preferred and common share classes of the Company. The OPM uses option theory to value the various classes of a company’s securities in light of their respective claims to the enterprise value. Total shareholders’ equity value is allocated to the various share classes based upon their respective claims on a series of call options with strike prices at various value levels depending upon the rights and preferences of each class. A Black-Scholes closed form option pricing model is typically employed in this analysis, with an option term assumption that is consistent with management’s expected time to a liquidity event.

For valuations performed on and after September 30, 2023, the allocation of these enterprise values to each share class was done utilizing the hybrid method. The hybrid method is a hybrid between the probability-weighted expected returns method (the “PWERM”) and the OPM. Using the PWERM, the enterprise value under various exit scenarios including an initial public offering (the “IPO Scenario”) and staying private that considered an estimate of the timing of each scenario and were weighted based on the estimate of the probability of each event occurring. The equity value under the IPO Scenario was estimated using the market approach based on recent IPO values of comparable companies. The equity value under the IPO Scenario was allocated to capital stock using an IPO scenario analysis that contemplates the timing, size, valuation, and probability of an IPO event in the future. The stay private scenario estimated the equity value using an income approach based on the Company’s financial projections and market approaches based on the valuation of comparable publicly traded companies and mergers and acquisitions observed in related industries. Further, the Company used the back-solve method under the market approach with respect to the secondary transactions in its redeemable convertible preferred stock. The equity value was then allocated to capital stock based on the OPM. After the equity value is determined and allocated to the various share classes, a discount for lack of marketability (“DLOM”) is applied to arrive at the fair value of the common stock.

In valuing the Company’s options, a volatility assumption is based on the estimated stock price volatility of a peer group of comparable public companies over a similar expected life of the option. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option and assumes no dividend are made. The Company accounts for forfeitures as they occur.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. For the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024 (unaudited), there was no difference between net loss and comprehensive loss.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s balance sheets and income tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities and for loss and credit carryforwards using the enacted rates expected to be in effect when the differences are expected to reverse. The Company evaluates the realizability of its deferred tax assets and records a valuation allowance if it is more likely than not that some or all of the deferred tax assets may not be realized.

The Company assesses its income tax positions and records tax benefits based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. The Company accounts for uncertainty in income taxes based on the guidance within ASC 740-10, which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company records the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. For those income tax positions where it is not more

CeriBell, Inc.

Notes to Financial Statements

likely than not that a tax benefit will be sustained, no tax benefit is recognized in the financial statements. The Company classifies interest and penalties on uncertain tax positions as income tax expense.

Recently Adopted Accounting Pronouncements

ASC 326, Financial Instruments - Credit Losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13 “Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments” and has since modified the standard with several ASUs (collectively, “Topic 326”). Topic 326 requires measurement and recognition of expected credit losses for financial assets. On January 1, 2023, the Company adopted this standard using a modified retrospective approach. The adoption did not have a material impact on the Company’s financial statements.

ASC 505, Equity

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 47020) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 81540): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The amendment simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The new standard requires entities to provide expanded disclosures about the terms and features of convertible instruments, how the instruments have been reported in the entity’s financial statements, and information about events, conditions, and circumstances that can affect how to assess the amount or timing of an entity’s future cash flows related to those instruments. On January 1, 2024, the Company adopted ASU 2020-06, which had an immaterial impact on its financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

ASC 280, Segment Reporting

In November 2023, the FASB issued ASU 2023-07 Segment Reporting—Improvements to Reportable Segment Disclosures. The amendment expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the amount and description of other segment items, permits companies to disclose more than one measure of segment profit or loss, and requires all annual segment disclosures to be included in the interim periods. The amendments do not change how an entity identifies its operating segments, aggregates those operating segments, or applies quantitative thresholds to determine its reportable segments. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-07 will impact the Company’s disclosures only and the Company is evaluating the effect of adopting the new disclosure requirements.

ASC 740, Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments expand income tax disclosure requirements by requiring an entity to disclose (i) specific categories in the rate reconciliation, (ii) additional information for reconciling items that meet a quantitative threshold, and (iii) the amount of taxes paid disaggregated by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of ASU 2023-09 will impact the Company’s disclosures only and the Company is evaluating the effect of adopting the new disclosure requirements.

3.
Revenue

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 established a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to the Company’s customers.

Under Topic 606, the Company recognizes revenue through the following steps:

•
Identification of a contract with a customer

CeriBell, Inc.

Notes to Financial Statements

•
Identification of the performance obligations in the contract, including the evaluation of performance obligations and the distinct goods or services in a contract
•
Determination of the transaction price
•
Analysis of the Standalone Selling Price (SSP) and allocation of the transaction price to the performance obligations in the contract, as appropriate
•
Recognition of revenue when, or as, the performance obligation is satisfied

The Company accounts for a contract when both parties have approved the contract and the Company is committed to perform its obligations, the rights of the parties are identified, payment terms (generally net 30 days) are identified, the contract has commercial substance, and collectability of consideration is probable.

Revenue is recognized upon transfer of control of promised products to the customer in an amount reflecting the consideration that is expected to be received in exchange for those products. The Company enters into contracts that include one or more products that are generally capable of being distinct and accounted for as individual performance obligations, in addition to a monthly subscription fee that is generally capable of being distinct and accounted for as an individual performance obligation.

Identification and Satisfaction of Performance Obligations

The Company’s revenue is derived from the sale of its products to medical groups and hospitals through its direct sales force throughout the U.S. Performance obligations in the Company’s contracts that are satisfied at a point in time include EEG headbands and EEG recorders sold to customers. The Company recognizes revenue for its EEG recorders sold separately from subscriptions and its EEG headbands upon transfer of control to the customer at a point in time. Performance obligations in the Company’s contracts that are satisfied over time include the EEG portal and Clarity software-as-a-service (SaaS) subscription products. For its Clarity and portal subscription products, the Company recognizes revenue ratably over the period in which the customer has the ability to consume and receive benefit from its access to the subscription, which is generally month to month. The Company’s Clarity subscriptions include the use of EEG recorders by the customer over the subscription term. The Company identifies the EEG recorders used in conjunction with a subscription as an operating lease component in its arrangements with its customers and identifies the subscription as a non-lease component in its arrangements with its customers, which the Company determined to be predominant. The lease and non-lease revenue components have similar patterns of revenue recognition, and as such, allows the Company to elect the practical expedient to not separate the lease and non-lease components. Therefore, the overall arrangement is accounted for under ASC 606.

The consideration associated with customer contracts includes both fixed and variable amounts. Variable consideration includes discounts, rebates, credits, incentives, penalties, or other similar items. The amount of consideration that can vary is less than 1% of total annual consideration. Variable consideration estimates are reassessed at each reporting period until the contingency is resolved. The changes to the transaction price due to a change in estimated variable consideration are recorded as an adjustment to revenue in the period the estimate is changed. Changes to variable consideration are tracked and material changes are disclosed. Such changes were immaterial for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024 (unaudited).

The Company excludes sales tax from the transaction price and presents, as an accounting policy election, amounts collected from customers for sales and other taxes net of the related amounts remitted.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the basis of revenue recognition in accordance with GAAP. To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires judgment, and the decision to combine a group of contracts or separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period.

CeriBell, Inc.

Notes to Financial Statements

Disaggregation of Revenue

The following table provides information about disaggregated revenue from contracts with customers by the nature of products and services provided (in thousands):

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
			(unaudited)
EEG recorders and EEG headbands, point in time	$20,503	$34,568	$15,797	$22,611
EEG portal and Clarity subscriptions, over time	5,419	10,657	4,686	7,104
Total Revenue	$25,922	$45,225	$20,483	$29,715

Currently, the Company’s customers are solely in the United States.

Contract Costs

The Company capitalizes sales commissions that are considered to be incremental to the acquisition of customer contracts and amortizes them over an estimated period of benefit. To determine the period of benefit of its deferred commissions, the Company evaluates the type of commissions, the nature of the related benefit, and the specific facts and circumstances of its arrangements. The Company determines the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration its average customer life, which is generally assumed to be three years. The Company evaluates these assumptions at least annually and periodically reviews whether events or changes in circumstances have occurred that could impact the period of benefit.

The Company has elected to utilize the practical expedient to expense sales commissions with an amortization period of less than one year and capitalize sales commissions that are considered to be incremental costs of obtaining contracts with an amortization period greater than one year.

The following table provides the breakdown of capitalized contract costs (in thousands):

	Year ended December 31,
	2022	2023
Contract cost balance beginning of the year	$1,084	$1,981
Contract costs capitalized during the year	1,763	2,304
Contract costs amortized during the year	(866)	(1,532)
Contract Costs as of year end	$1,981	$2,753
At December 31,
Contract costs, current	$1,029	$1,515
Contract costs, long-term	952	1,238
Total Contract Costs as of year end	$1,981	$2,753

	Six months ended June 30,
	2023	2024
	(unaudited)
Contract cost balance beginning of the period	$1,981	$2,753
Contract costs capitalized during the period	1,251	1,063
Contract costs amortized during the period	(674)	(926)
Contract Costs as of period end	$2,558	$2,890
At June 30,
Contract costs, current	$1,368	$1,624
Contract costs, long-term	1,190	1,266
Total Contract Costs as of year end	$2,558	$2,890

CeriBell, Inc.

Notes to Financial Statements

Contract Liabilities and Performance Obligations

Contract liabilities consist of up-front payments received from customers primarily for the Clarity SaaS subscriptions. Contract liabilities related to up-front payments received from customers were $343,000, $250,000, and $349,000 at December 31, 2022 and 2023 and June 30, 2024 (unaudited), respectively. As of December 31, 2022, $343,000 were classified as current contract liabilities and $0 were classified as long-term contract liabilities. As of December 31, 2023, $206,000 were classified as current contract liabilities and $44,000 were classified as long-term contract liabilities. As of June 30, 2024 (unaudited), $312,000 were classified as current contract liabilities and $37,000 were classified as long-term contract liabilities.

The following table provides the breakdown of contract liabilities (in thousands):

	Year ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
			(unaudited)
Contract Liabilities balance beginning of the period	$249	$343	$343	$250
Additional Contract Liabilities revenue during the period	786	763	358	614
Contract Liabilities balance recognized during the period	(692)	(856)	(367)	(515)
Balance as of period end	$343	$250	$334	$349

The Company has elected not to include in unfulfilled performance obligations for contracts in which the amount of revenue it recognizes is equal to the amount which the Company has a right to invoice. No revenue was recognized in the reporting period from performance obligations satisfied in previous periods. The short-term remaining performance obligations are expected to be recognized within 12 months and non-current performance obligations are expected to be recognized within 5 years.

4.
Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – This level consists of quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – This level consists of directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3 – This level consists of unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

In determining the fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessments of fair value.

CeriBell, Inc.

Notes to Financial Statements

Fair Value of Assets and Liabilities

The following tables represent the Company’s financial assets and liabilities according to the fair value hierarchy, measured at fair value (in thousands):

December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$68,235	$—	$—	$68,235
Total Assets, at fair value	$68,235	$—	$—	$68,235
Liabilities
Warrant liability	$—	$—	$382	$382
Total Liabilities, at fair value	$—	$—	$382	$382

December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$33,831	$—	$—	$33,831
Total Assets, at fair value	$33,831	$—	$—	$33,831
Liabilities
Warrant liability	$—	$—	$334	$334
Total Liabilities, at fair value	$—	$—	$334	$334

June 30, 2024 (unaudited)
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:
Money market funds	$24,114	$—	$—	$24,114
Total Assets, at fair value	$24,114	$—	$—	$24,114
Liabilities
Warrant liability	$—	$—	$882	$882
Total Liabilities, at fair value	$—	$—	$882	$882

The carrying amount of the Company’s notes payable is carried at amortized cost and approximates its fair value.

The Company's valuation technique used to measure the fair value of money market funds is derived from quoted prices in active markets for identical assets or liabilities, which is categorized as Level 1.

The value of the warrants to purchase the Company’s redeemable convertible preferred stock is dependent on the inputs for which there is little or no market data, in particular the value of the Company’s stock. As a result, the valuation of the warrants is categorized as Level 3. When a determination is made to classify a financial instrument within Level 3, the determination is based upon the lowest level of significance of the unobservable inputs to the overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable inputs, observable inputs (that is, components that are actively quoted and can be validated to external sources). Accordingly, the gain or loss for changes in fair value recognized in the statements of operations and comprehensive loss are due in part, to observable factors that are part of the Level 3 methodology recognized. Warrants are included in Other liabilities, long-term on the balance sheets. The fair values could change significantly based on future market conditions.

CeriBell, Inc.

Notes to Financial Statements

The fair value of the warrant liability was determined using the Black-Scholes option pricing model using the following assumptions, as well as the estimates of the valuation of the underlying preferred stock:

	December 31,		June 30,
	2022	2023	2024
(unaudited)
Expected term (in years)	7.00 - 8.00	6.00 - 7.00	5.84 - 10.00
Expected volatility	33.37% - 76.00%	67.10% - 76.00%	38.30% - 67.10%
Risk-free interest rate	1.21% - 3.97%	3.55% - 4.60%	4.09% - 4.40%
Dividend yield	—	—	—

5.
Balance Sheet Details

Inventory

Inventory consists of the following (in thousands):

	December 31,		June 30,
	2022	2023	2024
			(unaudited)
Component materials	$2,036	$3,405	$4,137
Finished goods	2,039	2,463	1,620
Total	$4,075	$5,868	$5,757

Property and Equipment, net

Property and equipment are comprised of the following (in thousands):

	December 31,		June 30,
	2022	2023	2024
			(unaudited)
Furniture and fixtures	$391	$589	$598
Computer equipment and software	452	515	515
Laboratory and manufacturing equipment	678	1,106	1,338
Leasehold improvements	342	348	358
Construction in progress	100	387	626
Total Property and Equipment	1,963	2,945	3,435
Less: accumulated depreciation and amortization	860	1,368	1,687
Property and Equipment, Net	$1,103	$1,577	$1,748

Depreciation and amortization expense for the years ended December 31, 2022 and 2023 was $352,000 and $509,000, respectively, and for the six months ended June 30, 2023 and 2024 (unaudited) was $200,000 and $318,000, respectively.

CeriBell, Inc.

Notes to Financial Statements

Other Non-Current Assets

Other non-current assets are comprised of the following (in thousands):

	December 31,		June 30,
	2022	2023	2024
			(unaudited)
Recorders at customer locations	$676	$969	$1,087
Less: accumulated depreciation of recorders at customer locations	(188)	(484)	(656)
Recorders at customer locations, net	488	485	431
Recorders and related components	1,080	1,347	2,004
Deferred debt financing cost	—	—	410
Other non-current assets	266	152	2,101
Total non-current assets	$1,834	$1,984	$4,946

Recorder depreciation expense for the years ended December 31, 2022 and 2023 was $145,000 and $338,000, respectively, and for the six months ended June 30, 2023 and 2024 (unaudited) was $151,000 and $216,000, respectively.

Accrued Liabilities

Accrued liabilities are comprised of the following (in thousands):

	December 31,		June 30,
	2022	2023	2024
			(unaudited)
Accrued bonuses and payroll	$2,360	$3,132	$1,952
Accrued commissions	2,167	2,190	1,907
Professional fees and other costs	1,171	2,106	3,417
Other	125	112	82
Total	$5,823	$7,540	$7,358

6.
Employee Benefit Plan

The Company offers its employees a tax-deferred savings plan, commonly referred to as a 401(k) plan. Employee contributions are withheld from payroll checks and are automatically withdrawn from the Company’s checking account and deposited into participants’ retirement accounts a few days following each payroll period. There has been no Company matching of employee contributions to the plan through December 31, 2022 and 2023, and June 30, 2024 (unaudited).

7.
Commitments and Contingencies

Litigation

The Company records a provision for a liability when management believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is not presently a party to any litigation. Legal fees are expensed in the period in which they are incurred. As of December 31, 2023 and June 30, 2024 (unaudited), there were no litigation liabilities recorded.

8.
Leases

New Operating Lease (unaudited)

In May 2024, the Company entered into an operating lease agreement for additional office and warehouse space in Sunnyvale, California. The lease commenced when the Company obtained early use of the property beginning on June 1, 2024. The lease terminates on January 31, 2027.

CeriBell, Inc.

Notes to Financial Statements

The Company’s ROU asset relates to its leased corporate offices and warehouse in Sunnyvale, CA. Supplemental balance sheet information related to leases was as follows (in thousands):

	December 31,		June 30,
	2022	2023	2024
Operating Lease			(unaudited)
Operating lease right-of-use asset	$2,770	$2,160	$2,595

Operating lease liability, current	629	694	912
Operating leases liability, long-term	2,371	1,677	1,872
Total operating lease liabilities	$3,000	$2,371	$2,784
Weighted average remaining lease term (years)	4.1	3.1	2.6
Weighted average remaining discount rate	6.25%	6.25%	7.17%
Variable rent expense recognized for operating leases	$241	$303	$162

The Company leases office space and warehouse space under non-cancelable operating leases. As of December 31, 2023 and June 30, 2024 (unaudited), the future minimum lease payments under the non-cancelable operating lease are as follows (in thousands):

	As of December 31, 2023	As of June 30, 2024
Operating Leases:		(unaudited)
2024	$818	$473
2025	843	1,216
2026	868	1,255
2027	74	107
Total undiscounted lease payments	2,603	3,051
Imputed interest	(232)	(267)
Net Lease Liabilities	$2,371	$2,784

Lease expense recognized under the leases, including additional rent charges for property management, operating lease costs, and variable lease costs, was $1.0 million and $1.1 million for the years ended December 31, 2022 and 2023, respectively, and $0.6 million for both the six months ended June 30, 2023 and 2024 (unaudited), respectively. Variable lease costs consisted of $0.2 million and $0.3 million for the years ended December 31, 2022 and 2023, respectively, and $0.2 million for both the six months ended June 30, 2023 and 2024 (unaudited). Operating lease costs consisted of $0.8 million for both the years ended December 31, 2022 and 2023, and $0.4 million for both the six months ended June 30, 2023 and 2024 (unaudited).

The Company’s cash payments related to the leases were $707,000 and $795,000 for the years ending December 31, 2022 and 2023, respectively, and $395,00 and $438,000 for the six months ended June 30, 2023 and 2024 (unaudited), respectively.

9.
Term Loan

In May 2020, the Company entered into a Venture Loan and Security Agreement (“2020 Loan”) for a total loan commitment of $20,000,000 drawable in three tranches, with commitment expirations for each respective tranche at various dates. The Company drew the first tranche of $10,000,000 on or about May 1, 2020. On or about December 22, 2021, the Company drew the second tranche of $5,000,000.

CeriBell, Inc.

Notes to Financial Statements

Warrants were also issued in conjunction with each tranche of the loan drawn. In May 2020, and in conjunction with drawing the first tranche of the loan, the Company issued warrants exercisable for up to 117,520 shares of Series B redeemable convertible preferred stock which were redeemable at the lender’s option for shares of Series B redeemable convertible preferred stock. In March 2022, the Company issued warrants exercisable for up to 39,146 shares of Series C-1 redeemable convertible preferred stock, which were redeemable at the lender’s option for shares of Series C-1 redeemable convertible preferred stock in conjunction with the second tranche of the loan. In addition, in March 2022, the Company amended the terms of certain warrants exercisable for up to 16,788 shares of Series B redeemable convertible preferred stock to be exercisable at the holder’s option for either (i) 16,788 shares of Series B redeemable convertible preferred stock or (ii) 11,184 shares of Series C-1 redeemable convertible preferred stock. The fair value of the warrants at the time of issuance was included in debt issuance costs. The warrants issued in May 2020 expire in 2030 and can be exercised at any time by the holders prior to expiration. The warrants are revalued and are carried at their fair market value. (See Note 10).

In March 2022, the Company and the lender amended the agreement to allow for additional draws of $10,000,000, increasing the total loan commitment to $30,000,000 (“2020 Amended Loan”). Principal repayments, originally scheduled to commence in May 2023, were also amended to extend their commencement to November 2023. The March 2022 amendment allowed the Company to draw additional fourth and fifth tranches of $5,000,000 each no later than September 30, 2022, and December 31, 2022. The Company did not draw any amounts from the fourth or fifth tranches.

The funds withdrawn from the facility are payable in up to 53 installments comprised of up to 41 months of interest-only payments, or until and including the payment to occur on October 1, 2023, and up to 12 months of principal and interest to be paid thereafter, or until the maturity date. The facility originally bore a floating interest rate equal to 8.25% plus the amount by which the one-month LIBOR Rate exceeds 1.55% with a floor of 8.25%. In March 2022, the floating interest rate index on the facility was amended to be the per annum rate of interest published in the Wall Street Journal as the prime rate plus 3.50% with a floor of 8.25%. An end-of-term fee equal to 5.50% of the total drawn amount will be payable at the time of final payment of the loan. The end-of-term fee is being accreted and the debt issuance costs are being amortized over the term of the notes using the effective interest method. The effective interest rate is 11.3%, inclusive of the end-of-term fee and debt issuance costs for the years ended December 31, 2022 and 2023.

2024 Term Loan (unaudited)

In consideration of the 2024 principal loan repayment schedule and future operating cash flow requirements, effective February 6, 2024, the Company executed a Venture Loan and Security Agreement (“VLSA”) with Horizon Technology Finance Corporation (“Horizon”) as a lender and the collateral agent and Silicon Valley Bank (“SVB”) as a lender (collectively, “the Lenders”). The Company and the Lenders agreed to refinance the existing Horizon term loan facility which also modified, among other things, the repayment terms of the existing Horizon term loan and the maturity date from October 2024 to March 2029. The amounts borrowed under the VLSA are secured by all of the Company's assets, excluding intellectual property.

Upon execution of the VLSA, the Company drew down the entire first tranche of $20,000,000 in principal (“Term Loan”), including $6,000,000 from SVB (“SVB Loan”) and $14,000,000 from Horizon (“Horizon Loan”) and utilized a portion of the proceeds to repay the remaining principal on the 2020 Loan. Subject to the VLSA terms, the Company is entitled to receive up to $30,000,000 (“Outstanding Commitment”) in three additional tranches, $10,000,000 each, expiring on December 31, 2024, March 31, 2025, and June 30, 2025. Each lender’s obligation to lend its undisbursed portion of the Outstanding Commitment to the Company shall terminate if, in such Lender’s sole good faith discretion, there has been a material adverse change in the results of operations or financial condition of the Company, whether or not arising from transactions in the ordinary course of business, or there has been any material adverse deviation by the Company from the business plan of the Company presented to any Lender. No material adverse changes have been identified as of June 30, 2024 (unaudited). In each of the three additional tranches, $3,000,000 is allocated to SVB, and $7,000,000 million is allocated to Horizon. Any amounts drawn under the Outstanding Commitment are subject to the same terms and conditions as the SVB Loan and Horizon Loan.

The Term Loan is payable to the Lenders in twelve equal monthly installments between April 1, 2028 (“Amortization Date”) and March 1, 2029 (“Maturity Date”) subject to certain prepayment fees in accordance with the VLSA.

The SVB Loan carries a variable per-annum interest rate at the Prime Rate (as published in the Wall Street Journal), subject to the floor of 6.00%. The Horizon Loan carries a variable per-annum interest rate at the Prime Rate plus 2.75%, subject to the floor of 9.25%. The Company is also required to pay end-of-term fees of 4.0% per tranche drawn on the Maturity Date or upon repayment of the amounts due to the Lenders under the VLSA. The Company is required to pay additional commitment fees of $35,000 upon funding of each additional tranche.

CeriBell, Inc.

Notes to Financial Statements

Upon execution of the VLSA, the Company paid to the Lenders $245,000 and issued warrants to purchase 106,263 shares of the Company’s Series C-1 Preferred Stock at a price of $4.47 per share (“Initial Warrants”). The fair value of the Initial Warrants was determined to be approximately $304,000. If the Company draws down any amounts of the Outstanding Commitment, it will be required to issue additional warrants exercisable for shares of the Company’s most senior Preferred Stock with the aggregate exercise price of $150,000 per tranche (“Additional Warrants”). The exercise price of the Additional Warrants will be $4.47 per share, subject to a down-round adjustment. See Note 10 for a discussion of the Initial Warrants.

The VLSA was treated as a loan syndication, and the SVB Loan was determined to be a new loan. The issuance of the Horizon Loan was accounted for as a modification of the outstanding term loan. The Company utilized the proceeds from the Horizon Loan to repay the outstanding principal of $11,250,000 and end-of-term fees of $845,000 under the existing term loan due to Horizon.

Senior Revolving Facility (unaudited)

In February 2024, the Company also executed a Loan and Security Agreement (“LSA”) with SVB to receive a senior revolving line of credit of up to $10,000,000 (Revolving Facility). The Revolving Facility is secured by the Company’s accounts receivable, inventory, and other property, excluding intellectual property. The Company may draw up to 85% of the eligible trade receivables and is required to remit the underlying customer proceeds to repay the Revolving Facility.

The Revolving Facility carries a variable per-annum interest rate at the Prime Rate plus 0.25%, subject to the floor of 6.00%, and includes additional fees of $300,000 million that are payable regardless of whether any amounts are drawn. The Revolving Facility matures on February 6, 2026. Any borrowings under the Revolving Facility are subordinate to the VLSA.

The Company allocated the issuance costs under the LSA and VLSA as follows: (1) $535,000 to the Term Loan liability representing the initial lender fees and the fair value of the Initial Warrants to be recognized as interest expense through the Maturity Date, (2) $347,000 to the deferred debt financing cost asset to be recognized as interest expense through the Maturity Date and to be reclassified to the Term Loan liability upon draws or expiration of the tranches, and (3) $116,000 to the Revolving Facility deferred debt financing cost asset to be recognized as interest expense over the availability period of two years. The end-of-term fee is being accreted and the debt issuance costs are being amortized over the term of the notes using the effective interest method. The effective interest rate is 9.5%, inclusive of the end-of-term fee and debt issuance as of June 30, 2024 (unaudited).

The LSA and VLSA have interrelated provisions and financial covenants based on net indebtedness and certain revenue-based ratios. Upon an event of default, the interest on the Term Loan and Revolving facility may be increased by 5.0%. The Term Loan also includes a late payment fee of 6.0% of the amount not paid when due.

As of June 30, 2024 (unaudited), the Company was in compliance with debt covenants under the LSA and VLSA. No amounts were drawn under the Outstanding Commitment and Revolving Facility through June 30, 2024 (unaudited).

Notes payable consists of the following (in thousands):

	December 31, 2023	June 30, 2024
		(unaudited)
Principal of notes payable	$11,250	$20,000
End of term fee accretion	647	49
Unamortized debt issuance costs	(64)	(611)
Carrying value of Notes Payable	$11,833	$19,438

Collateral for the VLSA consists of a security interest in all assets of the Company, excluding intellectual property. The 2020 Loan and the VLSA do not contain restrictive covenants and are not convertible.

CeriBell, Inc.

Notes to Financial Statements

10.
Redeemable Convertible Preferred Stock and Warrants

Under the Company’s Amended and Restated Certificate of Incorporation, the Company is authorized to issue 46,624,838 and 46,831,773 shares of $0.001 par value redeemable convertible preferred stock as of December 31, 2023 and June 30, 2024 (unaudited), respectively.

As of December 31, 2022, the designated and outstanding redeemable convertible preferred stock were as follows:

Series	Number of Shares Authorized	Number of Shares Issued and Outstanding	Liquidation Preference	Liquidation Preference per Share	Net Carrying Value
Seed	3,130,799	3,130,799	$1,003,000	$0.3194	$1,003
A	7,778,774	7,778,774	13,488,394	1.7340	9,149
B	12,115,097	11,947,211	35,581,190	2.9782	35,396
C-1	22,347,372	22,308,227	99,717,775	4.4700	99,082
C-NV	626,398	626,398	2,799,999	4.4700	2,782
Total	45,998,440	45,791,409	$152,590,358		$147,412

As of December 31, 2023, the designated and outstanding redeemable convertible preferred stock are as follows:

Series	Number of Shares Authorized	Number of Shares Issued and Outstanding	Liquidation Preference	Liquidation Preference per Share	Net Carrying Value
Seed	3,130,799	3,130,799	$1,003,000	$0.3194	$1,003
A	7,778,774	7,778,774	13,488,394	1.7340	9,149
B	12,115,096	11,947,211	35,581,190	2.9782	35,396
C-1	22,973,771	22,712,151	101,523,315	4.4700	100,876
C-NV	626,398	222,474	994,459	4.4700	988
Total	46,624,838	45,791,409	$152,590,358		$147,412

As of June 30, 2024 (unaudited), the designated and outstanding redeemable convertible preferred stock are as follows:

Series	Number of Shares Authorized	Number of Shares Issued and Outstanding	Liquidation Preference	Liquidation Preference per Share	Net Carrying Value
Seed	3,130,799	3,130,799	$1,003,000	$0.3194	$1,003
A	7,778,774	7,778,774	13,488,394	1.7340	9,149
B	12,115,096	11,947,211	35,581,190	2.9782	35,396
C-1	23,180,706	22,712,151	101,523,315	4.4700	100,876
C-NV	626,398	222,474	994,459	4.4700	988
Total	46,831,773	45,791,409	$152,590,358		$147,412

In August 2015 and April 2016, the Company raised $1.0 million net of issuance costs, through the issuance of shares of Series Seed redeemable convertible preferred stock.

During 2016, the Company sold convertible notes and raised $2.0 million in cash proceeds. In May 2017, the notes converted into 3,741,868 shares of Series A preferred stock. In the second quarter of 2017, the Company raised $7.0 million, net of issuance costs, through the issuance of Series A preferred stock, bringing the total number of shares of Series A redeemable convertible preferred stock outstanding to 7,778,774.

In the third quarter of 2018, the Company raised $35.6 million, net of issuance costs, through the issuance of shares of Series B preferred stock.

In the second quarter of 2021, the Company raised $52.2 million, net of issuance costs, through the issuance of shares of Series C-1 and Series C-NV redeemable convertible preferred stock (“Series C-1” and “Series C-NV” or together referred to as “Series C”).

CeriBell, Inc.

Notes to Financial Statements

In September 2022, the Company entered into a stock purchase agreement to execute an extension round of the Series C-1 financing. Pursuant to this agreement, the Company issued 11,185,680 shares of Series C-1 at an issuance price of $4.47 per share for total consideration of $49.7 million, net of issuance costs, increasing the total number of Series C-1 redeemable convertible shares outstanding to 22,308,277.

In March 2023, the Company amended its certificate of incorporation to increase the number of authorized Series C-1 redeemable convertible preferred shares, which allowed a shareholder to convert 403,924 shares of Series C-NV redeemable convertible preferred stock into an equal number of shares of Series C-1 redeemable convertible preferred stock. The conversion was permitted under the original certificate of designation and pursuant to the original agreement. The conversion became effective in June 2023.

The holders of the outstanding shares of redeemable convertible preferred stock do not have stated redemption rights; however, the holders of the redeemable convertible stock are entitled to preferential payments in the event of a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets or intellectual property, the acquisition of the Company by another entity by means of any reorganization, merger or consolidation following which the Company’s stockholders as of immediately prior to such acquisition fail to hold at least 50% of the voting power of the resulting entity, or a liquidation, dissolution or winding up of the Company (a “Deemed Liquidation Event”).

The rights, preferences and privileges of the redeemable convertible preferred stockholders are as follows:

Voting

Other than the non-voting holders of Series C-NV redeemable convertible preferred stock, the holders of redeemable convertible preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of redeemable convertible preferred stock and common stock vote together as a single class, with respect to any matter upon which holders of common stock have the right to vote. Each holder of redeemable convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder are convertible. The holders of a majority of the voting shares are able to elect all of the directors.

Dividends

When, as, and if declared by the Board of Directors, the Company shall declare dividends on the Series C preferred stock (the “Series C Dividends”) at an annual rate of $0.3576 per share (the “Series C Dividend Rate”) according to the number of shares of Series C preferred stock held by such holders. The right to receive dividends on shares of Series C preferred stock shall not be cumulative, and no right to dividends shall accrue to holders of Series C preferred stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year. Payment of any dividends to the holders of Series C preferred stock shall be payable in preference and priority to any declaration or payment of any dividend distribution on Series B preferred stock, Series A preferred stock, Series Seed preferred stock and common stock of the Company and the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Series C preferred stock then outstanding shall first receive, or simultaneously receive, the Series C Dividends.

When, as, and if declared by the Board of Directors, the Company shall declare dividends on the Series B preferred stock (the “Series B Dividends”) at an annual rate of $0.2383 per share (the “Series B Dividend Rate”) according to the number of shares of Series B preferred stock held by such holders. The right to receive dividends on shares of Series B preferred stock shall not be cumulative, and no right to dividends shall accrue to holders of Series B preferred stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year. Payment of any dividends to the holders of Series B preferred stock shall be payable in preference and priority to any declaration or payment of any dividend distribution on Series A preferred stock, Series Seed preferred stock and common stock of the Company and the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than the Series C Dividends) unless the holders of the Series B preferred stock then outstanding shall first receive, or simultaneously receive, the Series B Dividends.

When, as, and if declared by the Board of Directors, the Company shall declare dividends on the Series A preferred stock (the “Series A Dividends”) at an annual rate of $0.1387 per share (the “Series A Dividend Rate”) according to the number of shares of Series A preferred stock held by such holders. The right to receive dividends on shares of Series A preferred stock shall not be cumulative, and no right to dividends shall accrue to holders of Series A preferred stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year. Payment of any dividends to the holders of Series A preferred stock shall be payable in preference and priority to any declaration or payment of any dividend distribution on Series Seed preferred stock and common stock of the Company

CeriBell, Inc.

Notes to Financial Statements

and the Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than the Series C Dividends and the Series B Dividends) unless the holders of the Series A preferred stock then outstanding shall first receive, or simultaneously receive, the Series A Dividends.

After the payment or setting aside for payment of the dividends for Series A, B, and C Dividends, when, as, and if declared by the Board of Directors, the Company shall declare dividends pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such holders. For this purpose each holder of shares of preferred stock will be treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder. No dividends have been declared to date.

Liquidation

In the event of any liquidation, including a deemed liquidity event, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series C redeemable convertible preferred stock first are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, Series B, Series A and Series Seed redeemable convertible preferred stock, an amount equal to the greater of the sum $4.47 per share as adjusted for any stock splits, stock dividends, combinations, recapitalizations plus all declared but unpaid dividends on such shares, and such amount per share as would have been payable had all shares of Series C and redeemable convertible preferred stock been converted into common stock prior to such liquidation, dissolution, or winding up of the Company.

Upon completion of the distribution of the full amount of Series C, the holders of Series B are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, Series A and Series Seed convertible preferred stock, an amount equal to the greater of the sum $2.9782 per share, as adjusted for any stock splits, stock dividends, combinations, recapitalizations plus all declared but unpaid dividends on such shares, and such amount per share as would have been payable had all shares of Series B redeemable convertible preferred stock been converted into common stock prior to such liquidation, dissolution, or winding up of the Company.

Upon completion of the distribution of the full amount to Series C and Series B redeemable convertible preferred shareholders, the holders of Series A and Series Seed convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, for each share of Series A convertible preferred stock, an amount equal to the greater of the sum of $1.7340, as adjusted for any recapitalizations plus all declared but unpaid dividends on such shares, and such amount per share as would have been payable had all shares of Series A redeemable convertible preferred stock been converted into common stock immediately prior to such liquidation, dissolution, or winding up of the Company, and for each share of Series Seed redeemable convertible preferred stock, $0.3194 and an amount equal to all declared but unpaid dividends on such shares as adjusted for any recapitalizations.

If the assets legally available for distribution are insufficient to cover the amounts owed to the holders of Series A and Series Seed convertible preferred stock together as a class, the assets shall be distributed with equal priority and pro rata among the holders of both Series A and Series Seed redeemable convertible preferred stock in proportion to the full amounts that they would have received had funds been sufficient.

Upon completion of the distributions of the full amount required to the holders of Series C, Series B, Series A, and Series Seed redeemable convertible preferred stock, all of the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of common stock and Series Seed redeemable convertible preferred stock pro rata based on the number of shares of common stock held by each (treating the shares of Series Seed redeemable convertible preferred stock for this purpose as if they had been converted to shares of common stock at the then-effective conversion price for such shares).

Conversion

Each share of redeemable convertible preferred stock is convertible at the option of the holder into that number of common shares that is equal to the original issuance price of the redeemable convertible preferred stock divided by the conversion price, subject to adjustment for events of dilution. Upon conversion, holders of Series C-NV convertible preferred stock may elect to receive non-voting common stock or common stock on the same terms. The original issuance price is equal to $0.3194 per Series Seed preferred share, $1.7340 per Series A preferred share, $2.9782 per Series B preferred share, and $4.47 per Series C preferred share. As of December 31, 2022 and 2023 and June 30, 2024 (unaudited), all redeemable convertible preferred units were convertible into common shares at a one-for-one conversion ratio. Holders of convertible preferred stock may elect to convert their shares into common stock at any time.

CeriBell, Inc.

Notes to Financial Statements

Each share of convertible preferred stock will automatically convert into shares of common stock at the then effective conversion rate for each such share (i) immediately prior to the closing of a qualified public offering of the Company’s common stock in which gross proceeds exceed $70 million and at a price not less than $8.94 per share or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the then-outstanding convertible preferred stock.

Upon a qualified public offering, all of the currently outstanding shares of convertible preferred stock will convert into common stock, and the Company will not have any preferred shares outstanding.

Warrants

The Company has issued warrants in conjunction with its debt financings, see Note 9. All warrants are currently exercisable, in whole or in part, and expire in 2030, 2032, and 2034.

	Series B	Series C-1	Total warrants
Balance, December 31, 2022	117,520	39,146	156,666
Warrants issued	—	—	—
Balance, December 31, 2023	117,520	39,146	156,666
Exercise price per warrant	$2.9782	$4.47

Warrants issued (unaudited)	—	106,263	106,263
Balance, June 30, 2024 (unaudited)	117,520	145,409	262,929
Exercise price per warrant (unaudited)	$2.9782	$4.47

(1) In March 2022, the Company amended the terms of certain warrants exercisable for up to 16,788 shares of Series B redeemable convertible preferred stock to be exercisable at the holder’s option for either (i) 16,788 shares of Series B redeemable convertible preferred stock or (ii) 11,184 shares of Series C-1 redeemable convertible preferred stock. The figures in the table above assume that these warrants amended in March 2022 are exercisable for shares of Series B redeemable convertible preferred stock.

The redeemable convertible preferred stock warrant liability is included in other liabilities, long-term. The change in the value of the warrant liability for the years ended December 31, 2022 and 2023 and the six months ended June 30, 2023 and 2024 (unaudited) is summarized in the following table (in thousands).

The following table presents the fair value activity for the warrant liability (in thousands):

Balance, December 31, 2021	$177
Issuance of warrants	30
Changes in fair value of warrants	175
Balance, December 31, 2022	$382
Issuance of warrants	—
Changes in fair value of warrants	(48)
Balance, December 31, 2023	$334
Issuance of warrants (unaudited)	304
Changes in fair value of warrants (unaudited)	244
Balance, June 30, 2024 (unaudited)	$882

Balance, December 31, 2022	$382
Issuance of warrants (unaudited)	—
Changes in fair value of warrants (unaudited)	(3)
Balance, June 30, 2023 (unaudited)	$379

CeriBell, Inc.

Notes to Financial Statements

The warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a change in fair value of warrant liability in the statements of operations and comprehensive loss. Immediately prior to the completion of an initial public offering, the warrants will convert into warrants to purchase shares of the Company's common stock. To the extent the warrants are not previously exercised, and if the fair market value of one share is greater than the exercise price under the warrants then in effect, the warrants shall be deemed automatically exercised immediately before expiration.

Effective February 6, 2024, the Company, Horizon and SVB entered into a $60 million financing commitment, consisting of $50 million term loan commitment and $10 million revolving line of credit. Warrants representing the right to purchase 106,263 shares of Series C-1 redeemable convertible preferred stock at a price of $4.47 per share were issued upon closing. Immediately prior to the completion of an initial public offering, the warrants to purchase shares of Series C-1 redeemable convertible preferred stock will convert into warrants to purchase shares of the Company's common stock. To the extent the warrants are not previously exercised, and if the fair market value of one share is greater than the exercise price under the warrants then in effect, this warrant shall be deemed automatically exercised immediately before its expiration. See Note 9 for a discussion of the new financing commitment.

11.
Stockholders’ Deficit

Common Stock

The Company has authorized the Company to issue 76,046,350 and 76,879,683 shares of $0.001 par value common stock as of December 31, 2023 and June 30, 2024 (unaudited), respectively. Authorized shares of common stock as of December 31, 2023 and June 30, 2024 (unaudited) include 626,398 shares of non-voting common stock, none of which are outstanding.

The holders of common stock are entitled to receive dividends whenever funds and assets are legally available and when declared by the Board of Directors, subject to the prior rights of holders of redeemable convertible preferred stock outstanding. As of December 31, 2023 and June 30, 2024 (unaudited), no dividends had been declared.

As of December 31, 2023, the Company had reserved common stock for future issuance as follows:

	December 31,	June 30,
	2023	2024
		(unaudited)
Conversion of Series Seed redeemable convertible preferred stock	3,130,799	3,130,799
Conversion of Series A redeemable convertible preferred stock	7,778,774	7,778,774
Conversion of Series B redeemable convertible preferred stock	11,947,211	11,947,211
Conversion of Series C redeemable convertible preferred stock	22,934,625	22,934,625
Conversion of Series B warrants	117,520	117,520
Conversion of Series C-1 warrants	39,146	145,409
Outstanding options under the 2014 Plan	12,185,207	11,247,164
Outstanding options under the 2024 EIP	-	1,818,479
Options reserved for future issuance under the 2014 Plan	1,051,173	-
Options reserved for future issuance under the 2024 EIP	-	2,410,035
Total	59,184,455	61,530,016

Authorized shares of common stock as of December 31, 2022 and 2023 and June 30, 2024 (unaudited) include 626,398 shares of non-voting Common Stock, none of which were outstanding as of December 31, 2022 and 2023 and June 30, 2024 (unaudited).

Stock Incentive Plan

In 2014, the Company’s Board of Directors adopted the 2014 Stock Incentive Plan (the “2014 Plan”) under which incentive stock options (ISO), non-statutory stock options (NQ), restricted stock, restricted stock units (RSU), stock appreciation rights (SAR), dividend equivalent rights, performance stock units (PSUs), and performance shares may be granted to its employees, directors, and consultants. To date only ISO and NQ awards have been granted. The Board of Directors determines the terms and conditions of the awards, including the number of awards to be granted and vesting criteria at the time of grant. The term of each option shall be stated in the option agreement; however, the term shall be no more than ten years from the date of the grant thereof. Options granted under the 2014 Plan generally vest over a four-year period starting from the date specified in each agreement. Stock options must be granted with an exercise price no less than the stock’s fair market value at the date of grant. Except for as-needed increases in the size of the total option pool, the 2014 Plan has had no major changes since its inception.

CeriBell, Inc.

Notes to Financial Statements

The Board of Directors approved increases in the 2014 Plan shares available for grant of 5.9 million to 17.9 million in 2022. In February 2024 (unaudited), the Board of Directors approved increases in the 2014 Plan by 2.0 million for a total of 19.9 million.

On April 23, 2024 (unaudited), the Company’s Board of Directors terminated the 2014 Plan and adopted the 2024 Equity Incentive Plan (the “2024 EIP”). An aggregate of 3,610,238 shares of the Company's common stock under the 2014 Plan plus forfeited shares to the Company under the 2014 Plan may be issued under the 2024 EIP. Upon termination of the 2014 Plan, no additional awards will be granted under the 2014 Plan. Under the 2024 EIP, ISOs, NQs, RSUs, and other stock-based awards may be granted to its employees, directors, and consultants. To date, only ISO, NQ, and performance based awards have been granted. The Board of Directors determines the terms and conditions of the awards, including the number of awards to be granted and vesting criteria at the time of grant. The term of each option shall be stated in the option agreement; however, the term shall be no more than ten years from the date of the grant thereof. Stock options must be granted with an exercise price no less than the stock’s fair market value at the date of grant.

Activity under the plans is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Balance at December 31, 2022	7,506,369	$1.23	7.84	$4,422
Options granted	5,947,000	1.95
Options exercised	(609,136)	1.41		393
Options forfeited	(659,026)	1.18
Balance at December 31, 2023	12,185,207	1.57	8.17	13,383
Shares outstanding, vested, and expected to vest at December 31, 2023	12,185,207	1.57	8.17	13,383
Shares exercisable at December 31, 2023	5,433,911	$1.18	7.03	$8,075

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value (thousands)
Balance at December 31, 2023	12,185,207	$1.57	8.17	13,383
Options granted (unaudited)	2,129,125	3.57
Options exercised (unaudited)	(423,242)	1.43		737
Options forfeited (unaudited)	(825,447)	1.94
Balance at June 30, 2024 (unaudited)	13,065,643	1.87	7.79	23,278
Shares outstanding, vested, and expected to vest at June 30, 2024 (unaudited)	13,065,643	1.87	7.79	23,278
Shares exercisable at June 30, 2024 (unaudited)	6,295,926	$1.31	6.86

In 2023, 178,860 shares of common stock were issued upon exercise of awards granted outside of the 2014 Plan.

Stock-Based Compensation

As of December 31, 2023, the unrecognized compensation costs related to outstanding unvested options under the 2014 Plan was $7.7 million. The Company expects to recognize those costs over a weighted average period of 2.9 years.

As of June 30, 2024 (unaudited), the aggregate unrecognized compensation costs related to outstanding unvested options under the 2014 Plan and 2024 EIP was $9.9 million. The Company expects to recognize those costs over a weighted average period of 2.6 years.

CeriBell, Inc.

Notes to Financial Statements

Option awards included performance-based awards which are subject to the achievement of performance goals. For options subject to performance goals, the Company recognizes expense when it is probable that the performance condition will be achieved. These performance-based awards represent 165,840 of option awards outstanding as of December 31, 2023 and 305,840 of option awards outstanding as of June 30, 2024 (unaudited).

The Company estimated the fair value of stock options using the Black-Scholes option-pricing model. The fair value of service-based stock options is amortized on a straight-line basis over the requisite service period of the awards.

The fair value of employee stock options granted was estimated using the following weighted-average assumptions:

	December 31,		June 30,
	2022	2023	2023	2024
			(unaudited)
Expected term (in years)	5.0	5.1	4.9	5.2
Expected volatility	73.4%	75.4%	76.0%	73.6%
Risk-free interest rate	3.1%	4.2%	4.0%	4.5%
Dividend yield	—	—	—	—

The expected term is based on an average of the midpoint of the requisite service period and the contractual term, and the historical exercise behavior. The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company’s common stock. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company’s stock options. The expected dividend assumption is based on the Company’s history and expectation of no dividend payouts.

The Company’s total stock-based compensation expense was as follows (in thousands):

	December 31,		June 30,
	2022	2023	2023	2024
			(unaudited)
Sales and marketing	$316	$697	$337	$442
General and administrative	7,446	1,512	752	1,102
Research and development	166	469	207	289
Total stock-based compensation expense	$7,928	$2,678	$1,296	$1,833

The total fair value of options vested was $1.1 million and $2.4 million during the years ended December 31, 2022 and 2023, respectively, and $1.1 million and $1.6 million during the six months ended June 30, 2023 and 2024 (unaudited). Stock-based compensation expense does not include the impact of estimated forfeitures. Forfeitures are taken as a reduction in expense in the period in which they occur. No compensation cost is recorded for awards that do not vest. Total stock-based compensation expense includes non-employee stock-based compensation of $114,000 and $459,000 for the years ended December 31, 2022 and 2023, respectively, and $348,000 and $72,000 for the six months ended June 30, 2023 and 2024 (unaudited).

In March and April 2022, the Company’s Chief Executive Officer (“CEO”) and a member of the Board of Directors sold a total of 2,300,000 shares of common stock to investors at a price of $4.48 per share. The Company determined that the sales price was above the fair value of the common stock and as a result recorded compensation expense of $6.2 million, all of which was recorded as general and administrative expense. The $6.2 million amount represents the difference between the aggregate sale price and aggregate fair value of the shares of common stock that were sold.

In October 2022, the Company’s CEO entered into a stock transfer agreement with another investor. Under the stock transfer agreement, the Company’s CEO sold 250,000 of their shares of the Company’s common stock for $4.47 per share. The Company determined that the sales price was above the fair value of the common stock and as a result recorded compensation expense of $665,000, all of which was recorded as general and administrative expense. The $665,000 amount represents the difference between the aggregate sale price and the aggregate fair value of the shares of common stock that were sold.

CeriBell, Inc.

Notes to Financial Statements

12.
Net loss attributable to common stockholders

Basic net loss per share attributable to the Company’s common stockholders is computed by dividing the net loss attributable to the Company’s common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is the same as basic net loss per share for all years presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss position in each period presented.

The following table presents the calculation of basic and diluted net loss per share (in thousands, except per share data):

	Twelve months ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
			(unaudited)
Net loss attributable to common stockholders	$(37,164)	$(29,464)	$(14,136)	$(17,462)
Weighted-average shares outstanding, basic and diluted	13,102	13,631	13,464	14,152
Net loss per share, basic and diluted	$(2.84)	$(2.16)	$(1.05)	$(1.23)

The following outstanding potential shares of common stock were excluded from the calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented (in thousands):

	Twelve months ended December 31,		Six months ended June 30,
	2022	2023	2023	2024
			(unaudited)
Redeemable convertible preferred stock	45,791	45,791	45,791	45,791
Warrants	157	157	157	263
Equity plan stock options outstanding	7,506	12,185	10,597	13,066
Total	53,454	58,133	56,545	59,120

13.
Income Taxes

The Company recorded no income tax expense for the years ended December 31, 2022 and 2023.

The following table presents a reconciliation of the statutory federal rate and the Company’s effective tax rate for the periods presented.

Rate reconciliation	2022	2023
Statutory rate	21.0%	21.0%
State tax	4.2%	7.9%
Permanent differences	(0.6)%	(1.1)%
Research credits	0.6%	1.0%
Secondary sale	(3.9)%	—
Change in valuation allowance	(21.3)%	(28.8)%
Effective tax rate	0.0%	0.0%

CeriBell, Inc.

Notes to Financial Statements

The significant components of the net deferred tax assets are as follows (in thousands):

	December 31,
	2022	2023
Deferred tax assets
Net operating loss carryforward	$22,396	$28,798
Capitalized research and development	1,561	3,227
Research and development credits	1,251	1,761
Lease liability	779	631
Stock-based compensation	185	418
Accruals and reserves	70	64
Fixed assets	20	81
Total deferred tax assets	$26,262	$34,980
Deferred tax liabilities
ROU asset	(719)	(575)
Deferred commission	(514)	(732)
Prepaids	(285)	(459)
Total deferred tax liabilities	(1,518)	(1,766)
Valuation allowance	(24,744)	(33,214)
Net deferred tax asset	$—	$—

No tax benefit has been recorded through December 31, 2023, because, given the history of operating losses, the Company believes it is more likely than not that the deferred tax asset will not be realized, and a full valuation allowance has been provided. The change in the valuation allowance for the years ended December 31, 2023, and 2022 was $8.5 million and $7.8 million, respectively.

As of December 31, 2023, the Company had federal and state net operating loss carryforwards of $105.0 million and $104.8 million, respectively, available to reduce future taxable income, if any. As of December 31, 2022, the Company had federal and state net operating loss carryforwards of $78.1 million and $75.3 million, respectively, available to reduce future taxable income, if any. The federal net operating loss carryforwards generated prior to January 1, 2018, of $5.0 million and state net operating losses will begin to expire in 2035. The remaining federal net operating loss carryforwards of $100.0 million will not expire. Utilization of some of the federal and state net operating losses and credit carryforwards may be subject to annual limitations due to the change in ownership provisions of the Internal Revenue Code of 1986 (“Internal Revenue Code”) and similar state provisions. The Company performed an Internal Revenue Code Section 382 study in 2023 and there was no change in ownership identified. The annual limitation may result in the expiration of net operating losses and credits before utilization. Net federal operating losses generated after December 31, 2017 are not limited as they can be carried forward indefinitely, subject to an 80% income limitation. As of December 31, 2023, the Company had federal and state research and development credits of $1.1 million and $1.4 million, respectively. As of December 31, 2022, the Company had federal and state research and development credits of $0.7 million and $1.1 million, respectively. The federal research and development credits will begin to expire in 2035. The state research and development credit will not expire.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. Due to ownership changes since inception, the Company’s net operating losses may be limited as to their usage. In the event the Company has additional changes in ownership, utilization of the carryforwards could be further restricted.

Beginning in 2022, additional changes under the U.S. Tax Cuts and Jobs Act came into effect, including the mandatory capitalization and amortization of research and development expenses. These provisions require the Company to capitalize research and experimental expenditures and amortize them on the U.S. tax return over five or fifteen years, depending on where research is conducted.

The Company accounts for uncertainty in income taxes under ASC topic 740. ASC 740 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any tax benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, classification, and interest and penalties related to uncertain tax positions. The Company has netted its current gross unrecognized tax benefits against its deferred tax assets.

CeriBell, Inc.

Notes to Financial Statements

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits (in thousands):

Balance, January 1, 2022	$220
Increases related to current tax positions	114
Changes related to prior tax positions	(1)
Balance, December 31, 2022	333
Increases related to current tax positions	175
Changes related to prior tax positions	(33)
Balance, December 31, 2023	$475

The Company does not expect the unrecognized tax benefits to change significantly over the next twelve months. The entire amount of the unrecognized tax benefits would not impact the Company’s effective tax rate if recognized. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. In the event the Company should need to recognize interest and penalties related to unrecognized income tax liabilities, this amount will be recorded as an accrued liability and an increase to income tax expense. As of December 31, 2023, the Company has not accrued interest or penalties related to uncertain tax positions. The Company’s various tax years starting with 2010 to 2023 remain open in various taxing jurisdictions.

Six Months Ended June 30, 2023 and 2024 (unaudited)

The Company had an effective tax rate of 0.0% for both the six months ended June 30, 2023 and 2024 (unaudited). The Company continues to incur operating losses.

During the six months ended June 30, 2023 and 2024 (unaudited), the Company has evaluated all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and has determined that it is more likely than not that its net deferred tax assets will not be realized. Due to uncertainties surrounding the realization of the deferred tax assets, the Company continues to maintain a full valuation allowance against its net deferred tax assets.

14.
Subsequent Events

The Company evaluated subsequent events through March 29, 2024, the date these financial statements were available to be issued, and through June 24, 2024, the date these financial statements were available to be reissued. The Company determined that the following transactions met the definition of a subsequent event for purposes of recognition or disclosure:

Term Loan and Revolver

On February 6, 2024, the Company entered into a VSLA with SVB, as a lender, and Horizon, as a lender and the collateral agent. The VLSA provides a term loan commitment of $50.0 million. The Company drew $20.0 million of the $50.0 million term loan commitment at closing. The remaining $30.0 million term loan commitment consists of three tranches of $10.0 million commitments, expiring on each of December 31, 2024, March 31, 2025, and June 30, 2025. Interest will be due and payable monthly in arrears on the first business day of each month. Interest-only payments will be made for the first forty-eight months of the loan, followed by twelve months of principal and accrued interest. A funded percentage of the loan tranches will also be due with the final payment. The maturity date of VLSA is March 1, 2029.

The Company used a portion of the proceeds to pay the remaining $12.1 million of principal and end-of-term fee of 2020 Amended Loan as well as the commitment fee of $245,000 and legal fees associated with the VLSA. Net proceeds, after payment of the remaining principal and end-of-term fee of the 2022 Amended Loan and associated fees of the VLSA were $7.6 million.

Warrants also were issued at closing (“Initial Warrants”) to purchase up to 106,263 shares of the Company’s Series C-1 redeemable convertible preferred stock at a price of $4.47 per share, for a total purchase price of $475,000. The fair value of the Initial Warrants at closing was $304,000 and is included in the debt issuance costs. Additional warrants for Series C-1 redeemable convertible preferred stock with a total purchase price of $150,000 may also be issued upon the funding of each $10.0 million commitment tranche. Commitment fees of $35,000 are also payable upon the funding of each $10.0 million commitment tranche.

CeriBell, Inc.

Notes to Financial Statements

The floating interest rate on the facility is the per annum rate of interest published in the Wall Street Journal as the prime rate plus 2.75% for Horizon and plus 0% for SVB with a floor of 9.25% for Horizon and 6.00% for SVB. An end-of-term fee equal to 4.00% of the total drawn amount will be payable at the time of final payment of the loan. The end-of-term fee along with debt issuance costs are being amortized over the term of the notes using the effective interest method. The effective interest rate is 12.7%, inclusive of the end-of-term fee and debt issuance costs.

The VLSA was treated as a loan syndication, and the SVB Loan was determined to be a new loan. The issuance of the Horizon Loan was accounted for as a modification of the outstanding term loan, with no gain or loss recognized.

Concurrent with the VLSA, the Company executed a Revolving Facility secured by the Company’s accounts receivable, inventory, and other property. The Company may draw amounts up to 85% of the eligible trade receivables. The Company does not anticipate future borrowings under the Revolving Facility unless circumstances change. The outstanding principal amount of any advance will accrue interest at a floating rate per annum equal to the greater of the prime rate of interest as published in the Wall Street Journal plus 0.25%, or 6.00%.

Lease

In May 2024, the Company entered into a lease agreement for office space in Sunnyvale, California for a warehouse in close proximity to the headquarters office location. The term of the lease commences on September 1, 2024, with the potential for early non-exclusive use of the property beginning on June 1, 2024. The term of the lease is 29 months from September 1, 2024. The total future lease payments are $0.9 million. The Company is evaluating the effect of the new lease agreement.

15.
Subsequent Events (unaudited)

For the interim financial statements as of June 30, 2024, and for the six months then ended, the Company has evaluated events through August 5, 2024, which is the date the unaudited interim financial statements were available to be issued and have not identified events or transactions that meet the definition of a subsequent event for purposes of recognition or disclosure.

Through and including , 2024, (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Common Stock

P R O S P E C T U S

BofA Securities

J.P. Morgan

William Blair

TD Cowen

Canaccord Genuity

, 2024

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by CeriBell, Inc. (the “registrant”) in connection with the sale of the common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, and the Nasdaq Global Market listing fee.

Amount to Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq Global Market listing fee		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Article 9 of the registrant’s amended and restated certificate of incorporation provides for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or an officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of directors, for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director or officer derived an improper personal benefit; provided that officers may not be indemnified for actions by or in the right of the corporation. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement to be filed as Exhibit 1.1. to this registration statement provides for indemnification of officers and directors of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2021, the registrant made sales of the following unregistered securities:

Equity Plan-Related Issuances

1.
Since January 1, 2021, the registrant granted to its directors, employees, consultants, and other service providers options to purchase an aggregate of 9,843,362 shares of its common stock under its 2014 Plan, at exercise prices ranging from $0.87 to $3.03 per share.
2.
Since January 1, 2021, the registrant issued and sold to its directors, employees, consultants, and other service providers an aggregate of 3,303,486 shares of its common stock upon the exercise of stock options under its 2014 Plan, at exercise prices ranging from $0.01 to $3.03 per share.
3.
Since January 1, 2021, the registrant granted to its directors, employees, consultants, and other service providers options to purchase an aggregate of 2,433,625 shares of its common stock under its EIP, at exercise prices ranging from $3.66 to $4.13 per share.
4.
Since January 1, 2021, the registrant issued and sold to its directors, employees, consultants, and other service providers an aggregate of 2,311 shares of its common stock upon the exercise of stock options under its EIP, at exercise prices ranging from $3.66 to $4.13 per share.

Sales of Preferred Stock

5.
Since January 1, 2021, the registrant sold an aggregate of (i) 22,308,227 shares of its Series C-1 redeemable convertible preferred stock to 15 accredited investors and (ii) 626,398 shares of its Series C-NV redeemable convertible preferred stock to 1 accredited investor at a purchase price of $4.47 per share, for an aggregate purchase price of $102.5 million.

Warrants

6.
In March 2022, the registrant issued warrants to purchase an aggregate of 39,146 shares of Series C-1 redeemable convertible preferred stock at a purchase price of $4.47 per share.
7.
In February 2024, the registrant issued warrants to purchase an aggregate of 106,263 shares of Series C-1 redeemable convertible preferred stock at a purchase price of $4.47 per share.

No underwriters were involved in these transactions. The offers, sales, and issuances of the securities described in paragraphs (1) through (4) were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees, or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales, and issuances of the securities described in paragraphs (5) through (7) were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access to information about us.

Item 16. Exhibits and financial statement schedules.

See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
2.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation, as amended, currently in effect.				X
3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering.
3.3	Bylaws, currently in effect.				X
3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering.
4.01*	Form of Common Stock Certificate.
4.02	Amended and Restated Investors’ Rights Agreement, dated April 22, 2021, by and among CeriBell, Inc. and the investors listed therein, as amended on September 16, 2022.				X
4.03	Warrant to Purchase Shares of Series Preferred Stock, dated May 1, 2020, issued to Horizon Technology Finance Corporation (Loan A).				X
4.04	Warrant to Purchase Shares of Series Preferred Stock, dated May 1, 2020, issued to Horizon Technology Finance Corporation (Loan B).				X
4.05	Amended and Restated Warrant to Purchase Shares of Series Preferred Stock, dated May 1, 2020, issued to Horizon Technology Finance Corporation (Loan C), as amended on March 10, 2022.				X
4.06	Amended and Restated Warrant to Purchase Shares of Series Preferred Stock, dated May 1, 2020, issued to Horizon Technology Finance Corporation (Loan D), as amended on March 10, 2022.				X
4.07	Warrant to Purchase Shares of Series Preferred Stock, dated May 1, 2020, issued to Horizon Technology Finance Corporation (Loan E).				X
4.08	Warrant to Purchase Shares of Series Preferred Stock, dated May 1, 2020, issued to Horizon Technology Finance Corporation (Loan F).				X
4.09	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated March 10, 2022, issued to Horizon Technology Finance Corporation (Loan C).				X
4.10	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated March 10, 2022, issued to Horizon Technology Finance Corporation (Loan D).				X
4.11	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated March 10, 2022, issued to Horizon Technology Finance Corporation (Loan G).				X
4.12	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated March 10, 2022, issued to Horizon Technology Finance Corporation (Loan H).				X
4.13	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated March 10, 2022, issued to Horizon Technology Finance Corporation (Loan I).				X
4.14	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated March 10, 2022, issued to Horizon Technology Finance Corporation (Loan J).				X
4.15	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Silicon Valley Bank, a Division of First-Citizens Bank & Trust Company. (Closing Warrant).				X
4.16	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan B).				X
4.17	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan C).				X
4.18	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan D).				X
4.19	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan F Commitment).				X
4.20	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan G Commitment).				X

4.21	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan I Commitment).				X
4.22	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan J Commitment).				X
4.23	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan L Commitment).				X
4.24	Warrant to Purchase Shares of Series C-1 Preferred Stock, dated February 6, 2024, issued to Horizon Technology Finance Corporation. (Loan M Commitment).				X
5.1*	Opinion of Latham & Watkins LLP.
10.01	Lease Agreement dated July 2021, by and between WTA Pastoria II LLC and CeriBell, Inc.	DRS	6/24/24	10.1
10.02	Letter Agreement dated October 5, 2021, by and between WTA Pastoria II LLC and CeriBell, Inc.	DRS	6/24/24	10.2
10.03	Standard Industrial/Commercial Multi-Tenant Lease, dated May 17, 2024, by and between George Yagmourian and Josefa Yagmourian, Trustees of the Yagmourian 1984 Living Trust dated October 10, 1984 and CeriBell, Inc.	DRS	6/24/24	10.3
10.04	Loan and Security Agreement, dated February 6, 2024, by and between CeriBell, Inc. and Silicon Valley Bank.	DRS	6/24/24	10.4
10.05	Venture Loan and Security Agreement, dated February 6, 2024, by and among CeriBell, Inc., Horizon Technology Finance Corporation and Silicon Valley Bank.	DRS	6/24/24	10.5
10.06†	Exclusive (Equity) Agreement, dated June 15, 2015, by and between the Board of Trustees of the Leland Stanford Junior University and CeriBell, Inc.				X
10.07†	Amendment No. 1 to the License Agreement effective the 15th Day of June 2015 by and between the Board of Trustees of the Leland Stanford Junior University and CeriBell, Inc., dated September 14, 2015.				X
10.08†

Amendment No. 2 to the License Agreement effective the 15th Day of June 2015 and amended the 14th Day of September 2015, by and between the Board of Trustees of the Leland Stanford Junior University and CeriBell, Inc., dated April 1, 2017.

X
10.09†	Amendment No. 3 to the License Agreement effective the 15th Day of June 2015, by and between the Board of Trustees of the Leland Stanford Junior University and CeriBell, Inc., dated March 8, 2022.				X
10.10#	2014 Stock Incentive Plan.				X
10.11#	Form Agreements under 2014 Stock Incentive Plan.				X
10.12#	2024 Equity Incentive Plan.				X
10.13#	Form Agreements under 2024 Equity Incentive Plan.				X
10.14#*	2024 Incentive Award Plan.
10.15#*	Form Agreements under 2024 Incentive Award Plan.
10.16#*	2024 Employee Stock Purchase Plan.
10.17#*	Non-Employee Director Compensation Program.
10.18#*	Form of Indemnification Agreement for Directors and Officers.
10.19#*	Employment Agreement, by and between CeriBell, Inc. and Xingjuan (Jane) Chao, Ph.D.
10.20#*	Employment Agreement, by and between CeriBell, Inc. and Scott Blumberg.
10.21#*	Employment Agreement, by and between CeriBell, Inc. and Joshua Copp.
10.22#*	Employment Agreement, by and between CeriBell, Inc. and Raymond Woo, Ph.D.
10.23#*	Consulting Agreement by and between CeriBell, Inc. and Josef Parvizi, M.D., Ph.D.
10.24†	Corporate Supply Agreement, dated January 10, 2022, by and between CeriBell, Inc. and Shenzhen Everwin Precision Technology Co., Ltd.				X
10.25	Corporate Supply Agreement Amendment, dated March 7, 2023, by and between CeriBell, Inc. and Shenzhen Everwin Precision Technology Co., Ltd.				X

10.26†	Corporate Supply Agreement, dated February 1, 2024, by and between CeriBell, Inc. and Ease Care under the management of Luxen and Kersen.	X
16.1*	Letter of BDO USA, LLP to the Securities and Exchange Commission.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement).
107.1*	Filing Fee Table.

* To be filed by amendment.

# Indicates management contract or compensatory plan.

† Portions of the exhibit, marked by brackets, have been omitted because the omitted information is (i) not material and (ii) the type of information that the registrant customarily and actually treats as private or confidential.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on , 2024.

CERIBELL, INC.

By:
Xingjuan (Jane) Chao, Ph.D.
President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Xingjuan (Jane) Chao, Ph.D., Scott Blumberg, and Louisa Daniels, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place, or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director	, 2024
Xingjuan (Jane) Chao, Ph.D.	(Principal Executive Officer)

Scott Blumberg	Chief Financial Officer	, 2024
(Principal Financial Officer)

David Foehr	Vice President, Finance	, 2024
(Principal Accounting Officer)

	Chair of the Board of Directors	, 2024
Rebecca (Beckie) Robertson

	Director	, 2024
Juliet Tammenoms Bakker

	Director	, 2024
William W. Burke

	Director	, 2024
Lucian Iancovici, M.D.

	Director	, 2024
Josef Parvizi, M.D., Ph.D.

	Director	, 2024
Joseph M. Taylor